Confidential Treatment Requested by Bill.com Holdings, Inc.

Pursuant to 17 C.F.R Section 200.83

As confidentially submitted to the Securities and Exchange Commission on June 5, 2020

This draft registration statement has not been publicly filed with the Securities and Exchange Commission and all information herein remains strictly confidential.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

BILL.COM HOLDINGS, INC.

(Exact name of registrant as specified in its charter)

Delaware	7372	83-2661725
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

1810 Embarcadero Road

Palo Alto, California 94303

(650) 621-7700

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

René Lacerte

Chief Executive Officer and Founder

Bill.com Holdings, Inc.

1810 Embarcadero Road

Palo Alto, California 94303

(650) 621-7700

(Name, address, including zip code, and telephone number, including area code, of agent for service)

James D. Evans Mark C. Stevens Dawn H. Belt Nicolas H. R. Dumont Fenwick & West LLP 801 California Street Mountain View, California 94041 (650) 988-8500	Raj Aji General Counsel, Chief Compliance Officer and Secretary Bill.com Holdings, Inc. 1810 Embarcadero Road Palo Alto, California 94303 (650) 621-7700	Raj S. Judge Andrew D. Hoffman Wilson Sonsini Goodrich & Rosati, P.C. 650 Page Mill Road Palo Alto, California 94304 (650) 493-9300

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended, or Securities Act, check the following box.    ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Securities Exchange Act of 1934, as amended.

Large accelerated filer ☐	Accelerated filer ☐

Non-accelerated filer ☒	Smaller reporting company ☐

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.    ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount To Be Registered(1)	Proposed Maximum Offering Price Per Share(2)	Proposed Maximum Aggregate Offering Price(2)	Amount of Registration fee
Common stock, par value $0.00001 per share		$	$	$

(1)	Includes an additional shares that the underwriters have the option to purchase. See “Underwriting”.
(2)

Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) under the Securities Act of 1933, as amended, based on the average of the high and low sales prices of the Registrant’s Common Stock as reported by the New York Stock Exchange on                , 2020.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

Confidential Treatment Requested by Bill.com Holdings, Inc.

Pursuant to 17 C.F.R Section 200.83

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion. Dated                , 2020

                Shares

Common Stock

We are selling                shares of our common stock and the selling stockholders identified in this prospectus, which include certain of our executive officers and directors and entities affiliated with our executive officers and directors, are selling                shares of our common stock. We will not receive any of the proceeds from the sale of the shares to be offered by the selling stockholders.

Our common stock is listed on the New York Stock Exchange under the symbol “BILL.” On                , 2020, the last reported sale price of our common stock as reported on the New York Stock Exchange was $                per share.

We are an “emerging growth company” as that term is used in the Jumpstart Our Business Startups Act of 2012 and, as such, may elect to comply with certain reduced public company reporting requirements in future reports after the completion of this offering.

See the section titled “Risk Factors” beginning on page 13 to read about factors you should consider before buying shares of our common stock.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Public offering price	$	$
Underwriting discount(1)	$	$
Proceeds, before expenses, to us	$	$
Proceeds, before expenses, to the selling stockholders	$	$

(1)	See the section titled “Underwriting” beginning on page 163 of this prospectus for additional information regarding total underwriting compensation.

To the extent that the underwriters sell more than                shares of our common stock, the underwriters have an option to purchase up to an additional                shares from us and an additional                shares from the selling stockholders at the public offering price, in each case less the underwriting discount.

The underwriters expect to deliver the shares against payment in New York, New York, on or about                , 2020.

Goldman Sachs & Co. LLC	BofA Securities

Prospectus dated                , 2020

Confidential Treatment Requested by Bill.com Holdings, Inc.

Pursuant to 17 C.F.R Section 200.83

“Bill.com gave me my life back!” Jeremy Pyles, Founder and CEO of Niche, a modern lighting company - PDF to EO/HTML I- File BlU’d - JPG with white searchable text “I like Bill.com because it’s much, much easier for me to see our cash on hand.” Keeley Tillotson, Founder and CEO of Wild Friends Foods, a clean-food company “Bill.com is like an extra partner in the office... it helps me be more productive.” Mark Lindsay, Managing Director at Lindsay Leasing, a property management company “Bill.com is reliable, dependable, trustworthy, and secure-all the things you want to see in your finance chain.” AndyCiorda, Partner at The Secret Chocolatier, a boutique chocolate business “Bill.com has made a huge difference to our operations... freeing up precious time to focus on more important initiatives.” Diana Westrop, Controller at Atlanta Humane Society “Without Bill.com we would have had to hire at least one more full-time accounts payable person.” Jurie Victor, Finance Manager at Spikeball’’, a sports equipment company “Bill.com saved us from having to outsource our accounts payable. By not handing it over to an outside firm we saved about $150,000 last year.” David Ostrowe. President of O&M Restaurant Group, a Burger King. Taco Bell and Blaze Pizza franchisee “Bill.com is the cornerstone of our business. The success of our clients, and our company, depends on it.” Laura Redmond, Founder of Redmond Accounting

Confidential Treatment Requested by Bill.com Holdings, Inc.

Pursuant to 17 C.F.R Section 200.83

Through and including                , 2020 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

Neither we, the selling stockholders, nor any of the underwriters have authorized anyone to provide any information or to make any representations other than those contained in this prospectus or in any free writing prospectuses we have prepared. Neither we, the selling stockholders, nor any of the underwriters take responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is accurate only as of its date, regardless of the time of delivery of this prospectus or of any sale of our common stock.

For investors outside the United States:  Neither we, the selling stockholders, nor any of the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the shares of our common stock and the distribution of this prospectus outside the United States.

Confidential Treatment Requested by Bill.com Holdings, Inc.

Pursuant to 17 C.F.R Section 200.83

PROSPECTUS SUMMARY

This summary highlights selected information presented in greater detail elsewhere in this prospectus. This summary does not contain all the information you should consider before investing in our common stock. You should carefully read this prospectus in its entirety before investing in our common stock, including the sections titled “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and “Special Note Regarding Forward-Looking Statements,” and our consolidated financial statements and the accompanying notes included elsewhere in this prospectus. Our fiscal year end is June 30, and our fiscal quarters end on September 30, December 31, March 31 and June 30. Our fiscal years ended June 30, 2017, 2018, and 2019 are referred to herein as fiscal 2017, fiscal 2018, and fiscal 2019, respectively.

Overview

Our mission is to make it simple to connect and do business.

We are champions of small and midsize businesses (SMBs). We are a leading provider of cloud-based software that simplifies, digitizes, and automates complex back-office financial operations for SMBs. By transforming how SMBs manage their cash inflows and outflows, we create efficiencies and free our customers to run their businesses.

Our purpose-built, artificial-intelligence (AI)-enabled financial software platform creates seamless connections between our customers, their suppliers, and their clients. Customers use our platform to generate and process invoices, streamline approvals, send and receive payments, sync with their accounting system, and manage their cash. We have built sophisticated integrations with popular accounting software solutions, banks, and payment processors, enabling our customers to access these mission-critical services through a single connection. As a result, we are central to an SMB’s accounts payable and accounts receivable operations.

We Make Paper-based Manual Transaction Processing Obsolete

We believe we have a significant opportunity to help millions of SMBs improve their financial operations. Most SMBs are still dependent on manual accounts payable and accounts receivable processes: mailing invoices, printing paper checks, waiting for payments, and storing paper in filing cabinets. According to the SMB Technology Adoption Index, in 2016 over 90% of SMBs surveyed still relied on paper checks to make and accept business-to-business payments. Manual processes are time-consuming, inefficient, and costly. A survey of back-office employees by Levvel Research points to process issues, such as long approval cycles and missing information on invoices, as the leading cause of late payments and missed discounts. Customers who adopt our platform benefit from streamlined back-office processes, as evidenced by our customers’ electronically exchanging more than 8,000 messages per day, approving more than 2.4 million bills per month, and storing almost 45 million documents per year, collectively, as of June 30, 2019.

Today, over 91,000 customers trust our platform to manage their financial workflows and process their payments, which totaled $71 billion for the nine months ended March 31, 2020. As of June 30, 2019, we had over 1.8 million network members. We define network members as our customers plus their suppliers and clients with accounts on our platform. Our network members entrust us with their bank account details, enabling them to connect, invoice, pay, and get paid electronically.

Because many of our customers use our platform to manage their end-to-end financial workflows, we have visibility into the entire transaction lifecycle. We leverage this transaction data to provide our

Confidential Treatment Requested by Bill.com Holdings, Inc.

Pursuant to 17 C.F.R Section 200.83

customers with insights into their back-office processes and business relationships, which allows our customers to make more informed financial decisions.

We Partner with Many of the Most Trusted Accounting Firms and Financial Institutions in the United States

We efficiently reach SMBs through our proven direct and indirect go-to-market strategies. We acquire customers directly through digital marketing and inside sales, and indirectly through accounting firms and strategic partners. As of March 31, 2020, our partners included some of the most trusted brands in the financial services business, including more than 70 of the top 100 accounting firms and several of the largest financial institutions in the United States, including Bank of America, JPMorgan Chase, and American Express. As we add customers and partners, we expect our network to continue to grow organically.

We have grown and scaled our business operations rapidly in recent periods. Our total revenue was $64.9 million and $108.4 million for fiscal 2018 and 2019, respectively, an increase of 67%. For the nine months ended March 31, 2019 and 2020, our total revenue was $76.7 million and $115.5 million, respectively, an increase of 51%. We incurred net losses of $7.2 million and $7.3 million for fiscal 2018 and 2019, respectively. For the nine months ended March 31, 2019 and 2020, we incurred net losses of $2.8 million and $21.6 million, respectively.

Industry Trends

Back-Office Financial Workflows Are Essential to All Businesses

The transaction lifecycle—encompassing the processes that enable businesses to pay and get paid—is critical to every business. Businesses begin the transaction lifecycle by creating and mailing invoices, approving bills, and making payments, and end the process by recording and reconciling transactions in an accounting system. The ability to manage this critical set of activities efficiently and effectively is key for any business. Yet, for many businesses, cash flow is managed in a complex, inefficient, and all too often, paper-based manner.

SMBs are Underserved by Current Software Solutions

We believe SMBs, despite comprising a large part of the economy, are underserved by existing financial software solutions. Many software providers attempt to sell solutions designed for consumers or enterprises, which struggle to gain traction in the SMB market. Solutions for consumers are too simple, while enterprise solutions are too complex and expensive. Additionally, these products generally do not integrate well with other systems, requiring SMBs to piece together an expensive patchwork of individual products to meet their needs. We believe we have a greenfield opportunity to provide SMBs with a platform to automate their back-office financial operations.

SMBs Generally Rely upon Antiquated and Inefficient Processes

SMBs generally handle their financial workflows the same way they have for decades. The lack of an end-to-end financial software platform tailored for SMBs results in a back office that is:

•	Manual and Cumbersome. Legacy back-office workflows are plagued by manual data entry and inefficiency, resulting in a transaction lifecycle that takes too long and costs too much.

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•

Inaccurate and Error-Prone.    Legacy processes rely upon disparate systems throughout the transaction lifecycle. Multiple entries in different systems introduce the risk of improperly recorded transactions, unreconciled items, or late payments and associated penalty fees.

•

Paper-Based and Not Secure.    Traditional financial processes are dependent on paper throughout the transaction lifecycle, including mailed invoices, signatures on documents indicating approval to pay, and the issuance of physical checks. This is not only inefficient and costly but also not secure, leaving SMBs exposed to fraud risk.

•

Lacking Visibility and Data.    Legacy workflows leave businesses with limited visibility into their current and future cash position as well as their accounts payable and accounts receivable workflows. SMBs lack data insights and tools to track usage, spend, and cash flows.

We believe SMBs deserve and are ready to adopt a modern, efficient, cloud-based offering that meets their needs.

Our Solution

Our cloud-based, intelligent platform was purpose-built as an end-to-end solution that automates the SMB back office and enables our customers to pay their suppliers and collect payments from their clients, in effect acting as a system of control for their accounts payable and accounts receivable activities. As a result, our platform frees our customers from cumbersome legacy financial processes and provides the following key benefits:

•

Automated and Efficient.    Our AI-enabled platform helps our customers pay their bills efficiently and get paid faster. We provide tools such as our Intelligent Virtual Assistant (IVA) that streamlines the transaction lifecycle by automating data capture and entry, routing bills for approval, and detecting duplicate invoices.

•

Unified, Integrated, and Accurate.    We provide an end-to-end platform that connects our customers to their suppliers and clients. Our platform integrates with accounting software, banks, and payment processors, enabling our customers to access all of these mission-critical partners through a single connection. Because we provide a unified view, customers can more easily find inconsistencies and inaccuracies, and fix them quickly.

•

Digital and Secure.    We enable secure connections and storage of sensitive supplier and client information and documents, such as invoices and contracts, and make them accessible to authorized users through our cloud-based application, on any device, from anywhere.

•

Visible and Transparent.    With our platform dashboard, customers can easily view their transaction workflows, enabling them to gain deeper insight into their financial operations and manage their cash flows intelligently.

Our Opportunity

According to a 2019 U.S Small Business Administration report, there were approximately six million employer SMBs in the U.S. Globally, there were approximately 20 million small and medium enterprises (SMEs) according to the SME Finance Forum’s 2019 database.

We estimate the annual addressable market for the services we offer today to be $30 billion globally and $9 billion domestically. We derive these estimates by multiplying our average fiscal 2019 revenue per customer of $1,500 by each of the 20 million SMEs globally and 6 million domestic employer firms.

Confidential Treatment Requested by Bill.com Holdings, Inc.

Pursuant to 17 C.F.R Section 200.83

In addition, we believe we have the following incremental monetization opportunities, including to:

•	expand our target market to include sole proprietors and larger companies;

•	enter international markets;

•	sell additional solutions or products on our platform; and

•	capture more of the overall business-to-business payments flow from new and existing customers.

According to IDC, in 2019 small and lower-midsize businesses will spend approximately $65 billion on software in the U.S. We believe that we are well positioned to capture a meaningful portion of that spend as we increase the breadth of our platform to sell additional solutions or products.

According to a 2018 Mastercard report, North American companies make approximately $25 trillion of business-to-business payments annually, and, according to Deloitte, the United States market for SMB payments is expected to exceed $9 trillion in 2020. Over 90% of SMBs still rely on paper checks, according to a survey by the SMB Technology Adoption Index. As more SMBs move to digital payments, we believe we are well-positioned to capitalize on this evolution.

We believe our opportunity remains strong; however, the COVID-19 pandemic has significantly impacted the economic environment in the United States. Many business establishments have closed due to restrictions imposed by the government and governmental authorities have temporarily closed most public and commercial establishments. Our existing customers and potential customers have been, and may continue to be, negatively impacted by the shelter-in-place and other similar state and local orders, the closure of manufacturing sites, and the resulting increase in unemployment. The full economic impact of the COVID-19 pandemic on our market opportunity cannot be ascertained at this time.

Our Go-to-Market Strategy

We seek to acquire customers in an efficient manner. We market our platform directly to businesses through online digital marketing and referral programs and indirectly by leveraging partnerships with accounting firms, financial institutions, and accounting software companies.

Direct-to-SMBs.    Our direct-to-SMB strategy leverages digital customer acquisition tools, supported by efficient inside sales capabilities, and a steady stream of new SMBs continuously introduced to our platform through our 1.8 million network members as of June 30, 2019.

Accounting Firms.    Our accountant-specific tools help firms grow their client advisory services practices and establish a competitive advantage, while delivering our platform to their large base of SMB clients. We currently partner with more than 70 of the top 100 accounting firms, and over 4,000 accounting firms nationwide.

Financial Institutions.    SMBs look to financial institutions for digital solutions for end-to-end cash flow management. As a result, many of those financial institutions turn to us to meet their customers’ needs. By working with Bill.com, our financial institution partners can provide their customers with many of the benefits realized by our directly-acquired customers. We are currently integrated with several of the largest financial institutions in the United States, including Bank of America, JPMorgan Chase, and American Express.

Accounting Software Companies.    We are integrated with Intuit QuickBooks, making our features available to millions of SMBs. In addition, we have referral relationships with several other popular accounting software providers, including Oracle NetSuite and Sage Intacct.

Confidential Treatment Requested by Bill.com Holdings, Inc.

Pursuant to 17 C.F.R Section 200.83

What Sets Us Apart

•

Purpose-Built for SMBs.    Our easy-to-use, unified platform provides SMBs with core functionality and value-added services generally reserved for larger companies. Through our cloud-based desktop and mobile applications, SMBs can connect and do business from anywhere, at any time.

•

Diverse Distribution Channels.    We leverage both direct and indirect channels—accounting firms, financial institution partners, and accounting software integrations—to efficiently reach our target market.

•

Large and Growing Network of Connected Businesses.    As accounts receivable customers issue invoices and accounts payable customers pay bills on our platform, they connect to their clients and suppliers, driving a powerful network effect. This aids our customer acquisition efforts by increasing the number of businesses connected to our platform, which then become prospects.

•

Large Data Asset.    We have a large data asset as a result of processing millions of documents and billions of dollars in business payments annually for our customers. By leveraging our AI and machine learning capabilities, we generate insights from this data that drive product innovation.

•

Risk Management Expertise.    Leveraging our data, our risk engine has trained upon millions of business-to-business ACH, check, card, and wire transactions. Our AI capabilities have enhanced the power of that engine, enabling us to keep our customers’ funds secure.

•	Experienced Management Team and Vibrant Culture. Our management team and employees have deep experience with SMBs, software-as-a-service (SaaS) companies, and financial institutions.

Our Growth Strategy

Key elements of our growth strategy include:

•	Acquiring new customers;

•	Increasing adoption by our existing customers;

•	Growing the number of network members;

•	Expanding our platform capabilities; and

•	Expanding internationally.

Risks Associated with Our Business

Our business is subject to numerous risks and uncertainties, including those highlighted in the section titled “Risk Factors” immediately following this Prospectus Summary. These risks include, but are not limited to, the following:

•	We have a history of operating losses and may not achieve or sustain profitability in the future;

•

Our recent rapid growth, including growth in our volume of payments, may not be indicative of our future growth, and if we continue to grow rapidly, we may not be able to manage our growth effectively;

•

The COVID-19 outbreak has materially impacted the U.S. and global economies, and could have a material adverse impact on our employees, strategic partners, and customers, which could adversely and materially impact our business, financial condition, and results of operations;

Confidential Treatment Requested by Bill.com Holdings, Inc.

Pursuant to 17 C.F.R Section 200.83

•

We transfer large sums of customer funds daily, and are subject to the risk of loss, errors, and fraudulent activities of customers or third parties, any of which could result in financial losses, damage to our reputation, or loss of trust in our brand, which would harm our business and financial results;

•

Customer funds that we hold in trust are subject to market, interest rate, foreign exchange, and liquidity risks, as well as general political and economic conditions. The loss of these funds could have a material adverse effect on our business;

•

We earn revenue from interest earned on customer funds held in trust while payments are clearing, which is subject to market conditions and may decrease as customers’ adoption of electronic payments and technology continues to evolve;

•	If we are unable to attract new customers or convert trial customers into paying customers, our revenue growth and operating results will be adversely affected;

•	If we are unable to retain our current customers or sell additional functionality and services to them, our revenue growth will be adversely affected;

•	Our business depends, in part, on our relationships with accounting firms;

•	Our business depends, in part, on our strategic partnerships with financial institutions;

•	Our business depends, in part, on our relationship with Intuit;

•	The markets in which we participate are competitive, and if we do not compete effectively, our operating results could be harmed; and

•	Payments and other financial services-related regulations and oversight are material to our business. Our failure to comply could materially harm our business.

Channels for Disclosure of Information

We announce material information to the public through filings with the Securities and Exchange Commission (SEC), the investor relations page on our website, www.bill.com, press releases, public conference calls, and public webcasts.

Any updates to the list of disclosure channels through which we will announce information will be posted on the investor relations page on our website.

Corporate Information

BDC Payments Holdings, Inc., a Delaware corporation, was formed in August 2018, and changed its name to Bill.com Holdings, Inc., a Delaware corporation, in June 2019. Bill.com Holdings, Inc. is a holding company and its principal assets are the equity interests of Bill.com, LLC. We were initially formed in April 2006 as Cashboard, Inc., a Delaware corporation. We changed our name to Cashview, Inc. in September 2006 and to Bill.com, Inc. in December 2007. In November 2018, we completed a corporate reorganization whereby Bill.com, Inc. became a subsidiary of Bill.com Holdings, Inc., and reorganized as an LLC, Bill.com LLC.

On December 16, 2019, we closed our initial public offering (IPO) in which we issued 11,297,058 shares of our common stock at a public offering price of $22.00 per share, which included 1,473,529 shares of common stock issued pursuant to the exercise in full of the over-allotment option by the underwriters. The IPO resulted in net proceeds to us of $225.5 million, after deducting underwriting discounts and commissions of $17.4 million and other offering costs of $5.6 million.

Confidential Treatment Requested by Bill.com Holdings, Inc.

Pursuant to 17 C.F.R Section 200.83

Our principal executive offices are located at 1810 Embarcadero Road, Palo Alto, California 94303. Our telephone number is (650) 621-7700. Our website address is www.bill.com. The information contained on, or that can be accessed through, our website is not a part of this prospectus. Investors should not rely on any such information in deciding whether to purchase our common stock. Unless otherwise indicated, the terms “Bill.com,” “we,” “us,” and “our” refer to Bill.com Holdings, Inc., together with our subsidiary, Bill.com LLC.

Bill.com, the Bill.com logo, and other registered or common law trade names, trademarks, or service marks of Bill.com appearing in this prospectus are the property of Bill.com. This prospectus contains additional trade names, trademarks, and service marks of ours and of other companies. We do not intend our use or display of other companies’ trade names, trademarks, or service marks to imply a relationship with, or endorsement or sponsorship of us, by these other companies. Other trademarks appearing in this prospectus are the property of their respective holders. Solely for convenience, our trademarks and tradenames referred to in this prospectus appear without the ® and ™ symbols, but those references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights, or the right of the applicable licensor, to these trademarks and tradenames.

Implications of Being an Emerging Growth Company

As a company with less than $1.07 billion in revenue during our most recently completed fiscal year, we qualify as an “emerging growth company” as defined in Section 2(a) of the Securities Act of 1933, as amended, or the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (JOBS Act). As an emerging growth company, we may take advantage of specified reduced disclosure and other requirements that are otherwise applicable, in general, to public companies that are not emerging growth companies. These provisions include:

•

an exemption from compliance with the auditor attestation requirement on the effectiveness of our internal control over financial reporting pursuant to the Sarbanes-Oxley Act of 2002 (Sarbanes-Oxley Act);

•

an exemption from compliance with any requirement that the Public Company Accounting Oversight Board may adopt regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements;

•	reduced disclosure about our executive compensation arrangements;

•	exemptions from the requirements to obtain a non-binding advisory vote on executive compensation or a stockholder approval of any golden parachute arrangements; and

•	extended transition periods for complying with new or revised accounting standards.

We will remain an emerging growth company until the earliest to occur of: (i) the last day of the fiscal year in which we have more than $1.07 billion in annual revenue; (ii) the date we qualify as a “large accelerated filer,” with at least $700 million of equity securities held by non-affiliates; (iii) the date on which we have issued, in any three-year period, more than $1.0 billion in non-convertible debt securities; and (iv) the last day of the fiscal year ending after the fifth anniversary of the completion of our IPO.

We may take advantage of these exemptions until such time that we are no longer an emerging growth company. Accordingly, the information contained herein may be different than the information you receive from other public companies in which you hold stock. Further, pursuant to Section 107 of

Confidential Treatment Requested by Bill.com Holdings, Inc.

Pursuant to 17 C.F.R Section 200.83

the JOBS Act, as an emerging growth company, we have elected to take advantage of the extended transition period for complying with new or revised accounting standards until those standards would otherwise apply to private companies. As a result, our operating results and consolidated financial statements may not be comparable to the operating results and financial statements of other companies who have adopted the new or revised accounting standards. It is possible that some investors will find our common stock less attractive as a result, which may result in a less active trading market for our common stock and higher volatility in our stock price.

Confidential Treatment Requested by Bill.com Holdings, Inc.

Pursuant to 17 C.F.R Section 200.83

The Offering

Common stock offered by us	shares

Common stock offered by the selling stockholders	shares

Option to purchase additional shares of common stock offered by us	shares

Option to purchase additional shares of common stock offered by the selling stockholders	shares

Common stock to be outstanding immediately after this offering	shares ( shares, if the underwriters’ option to purchase additional shares of our common stock from us and the selling stockholders is exercised in full).

Use of proceeds

We intend to use the net proceeds received by us from this offering for working capital and other general corporate purposes, which may include research and development, sales and marketing, general and administrative matters, and capital expenditures. We may also use a portion of the proceeds for the acquisition of, or investment in, technologies, solutions, or businesses that complement our business. However, we do not have binding agreements or commitments for any acquisitions or investments outside the ordinary course of business at this time. See the section titled “Use of Proceeds” for additional information.

We will not receive any proceeds from the sale of shares of our common stock by the selling stockholders. For more information on our selling stockholders, see the section titled “Principal and Selling Stockholders.”

Risk factors	See the section titled “Risk Factors” and other information included in this prospectus for a discussion of some of the factors you should consider before deciding to purchase shares of our common stock.

New York Stock Exchange trading symbol	“BILL”

The number of shares of our common stock to be outstanding after this offering is based on 72,459,530 shares of our common stock outstanding as of March 31, 2020 and excludes:

•

11,705,984 shares of our common stock issuable upon the exercise of stock options outstanding as of March 31, 2020, with a weighted-average exercise price of $8.03 per share under our 2006 Equity Incentive Plan (the 2006 Plan), our 2016 Equity Incentive Plan (the 2016 Plan), and our 2019 Equity Incentive Plan (the 2019 Plan);

•	193,045 shares of our common stock issuable upon the vesting of restricted stock units (RSUs) outstanding as of March 31, 2020;

Confidential Treatment Requested by Bill.com Holdings, Inc.

Pursuant to 17 C.F.R Section 200.83

•	198,000 shares of our common stock issuable upon the exercise of stock options granted after March 31, 2020, with a weighted-average exercise price of $69.37 per share under our 2019 Plan;

•	959,917 shares of our common stock issuable upon the vesting of RSUs granted after March 31, 2020;

•

61,867 shares of our common stock issuable upon the exercise of outstanding warrants to purchase common stock outstanding as of March 31, 2020, with a weighted-average exercise price of $5.85 per share;

•

5,632,463 shares of common stock that are not currently outstanding but may become issuable, when certain conditions are met, upon the issuance and exercise of warrants with an exercise price of $4.50 per share; and

•

7,243,806 shares of our common stock reserved for future issuance under our equity compensation plans, consisting of (i) 6,085,889 shares of our common stock reserved for future issuance under our 2019 Plan, as of March 31, 2020 (which number of shares does not include the stock options to purchase shares of our common stock and RSUs settleable for shares of common stock granted after March 31, 2020) and (ii) 1,400,000 shares of our common stock reserved for issuance under our 2019 Employee Stock Purchase Plan (ESPP).

The shares available for issuance under our 2019 Plan include the shares of our common stock that were previously reserved for issuance under our 2016 Plan when our 2019 Plan became effective, and we ceased granting awards under the 2016 Plan. Our 2019 Plan and ESPP also provide for automatic annual increases in the number of shares reserved thereunder. See the section titled “Executive Compensation—Employee Benefit and Stock Plans” for additional information.

Unless otherwise noted, the information in this prospectus reflects and assumes the following:

•	no exercise of outstanding stock options or warrants subsequent to March 31, 2020; and

•	no exercise of the underwriters’ option to purchase additional shares of our common stock from us and the selling stockholders in this offering.

Confidential Treatment Requested by Bill.com Holdings, Inc.

Pursuant to 17 C.F.R Section 200.83

Summary Consolidated Financial Data

The following tables summarize our consolidated financial data. We derived our summary consolidated statements of operations for fiscal 2018 and 2019 and our summary consolidated balance sheet data as of June 30, 2019 from our audited consolidated financial statements included elsewhere in this prospectus. We derived our summary consolidated statements of operations for the nine months ended March 31, 2019 and 2020 and our summary consolidated balance sheet data as of March 31, 2020 from our unaudited interim consolidated financial statements that are included elsewhere in this prospectus. We have prepared the unaudited interim consolidated financial statements on the same basis as the audited consolidated financial statements and have included all adjustments, consisting only of normal recurring adjustments that, in our opinion, are necessary to state fairly the information set forth in those consolidated financial statements. Our historical results are not necessarily indicative of the results to be expected in any future period, and the results of operations for the nine months ended March 31, 2020 are not necessarily indicative of the results to be expected for the full year ending June 30, 2020 or any future period. You should read the following summary consolidated financial data in conjunction with the sections titled “Selected Consolidated Financial and Other Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements, the accompanying notes, and other financial information included elsewhere in this prospectus.

	Year Ended June 30,		Nine Months Ended March 31,
	2018	2019	2019	2020
	(in thousands, except per share data)
Consolidated Statements of Operations:
Revenue
Subscription and transaction fees	$56,992	$85,951	60,726	$97,604
Interest on funds held for customers	7,873	22,400	15,941	17,886

Total revenue	64,865	108,351	76,667	115,490
Cost of revenue(1)	19,372	29,918	21,430	29,044

Gross profit	45,493	78,433	55,237	86,446

Operating expenses
Research and development(1)	17,986	28,924	19,477	38,476
Sales and marketing(1)	19,290	30,114	20,165	33,560
General and administrative(1)	16,034	29,198	20,245	38,347

Total operating expenses	53,310	88,236	59,887	110,383

Loss from operations	(7,817)	(9,803)	(4,650)	(23,937)
Other income, net	632	2,333	1,737	2,396

Loss before provision for (benefit from) income taxes	(7,185)	(7,470)	(2,913)	(21,541)
Provision for (benefit from) income taxes	10	(156)	(97)	52

Net loss	$(7,195)	$(7,314)	$(2,816)	$(21,593)

Net loss per share attributable to common stockholders, basic and diluted(2)	$(1.01)	$(0.94)	$(0.37)	$(0.63)

Weighted-average number of common shares used to compute net loss per share attributable to common stockholders, basic and diluted(2)	7,155	7,797	7,701	34,167

Confidential Treatment Requested by Bill.com Holdings, Inc.

Pursuant to 17 C.F.R Section 200.83

(1)	Includes stock-based compensation expense as follows (in thousands):

	Year Ended June 30,		Nine Months Ended March 31,
	2018	2019	2019	2020
Cost of revenue	$78	$331	$205	$781
Research and development	429	1,128	731	3,221
Sales and marketing	508	922	586	1,643
General and administrative	530	1,701	1,055	4,791

Total stock-based compensation expense	$1,545	$4,082	$2,577	$10,436

(2)

See Note 12 to our consolidated financial statements included elsewhere in this prospectus for an explanation of the method used to calculate basic and diluted net loss per share attributable to common stockholders, and the weighted-average number of shares used in the computation of the per share amounts.

	As of March 31, 2020
	Actual	As Adjusted(1)(2)
	(unaudited)
	(in thousands)
Consolidated Balance Sheet Data:
Cash, cash equivalents and short-term investments	$382,423	$
Working capital	384,656
Funds held for customers	1,353,552
Total assets	1,789,839
Deferred revenue, current and non-current	8,199
Customer fund deposits	1,353,552
Accumulated deficit	(139,249)
Total stockholders’ equity	389,949

(1)

The as adjusted consolidated balance sheet gives effect to the sale of                  shares of our common stock by us in this offering at the assumed public offering price of $                 per share, which is the last reported sale price of our common stock on the New York Stock Exchange on                , 2020, after deducting the estimated underwriting discounts and commissions and estimated offering expenses.

(2)

The as adjusted consolidated balance sheet information reflects (i) all adjustments included in footnote (1) above, and (ii) the sale of                  shares of our common stock in this offering at an assumed public offering price of $                 per share, which is the midpoint of the price range set forth on the front cover of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated offering expenses. The as adjusted information discussed above is illustrative only and will be adjusted based on the actual public offering price and other terms of this offering determined at pricing. Each $1.00 increase (decrease) in the assumed public offering price of $                 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) cash, cash equivalents and short-term investments, working capital, total assets, and total stockholders’ equity by $                 million, assuming that the number of shares offered, as set forth on the cover of this prospectus, remains the same, and after deducting the estimated underwriting discounts and commissions payable by us. Similarly, each increase (decrease) of one million shares in the number of shares offered by us would increase (decrease) cash, cash equivalents and short-term investments, working capital, total assets, and total stockholders’ equity by approximately $                 million, assuming the assumed public offering price, which is the midpoint of the price range set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions payable by us.

Confidential Treatment Requested by Bill.com Holdings, Inc.

Pursuant to 17 C.F.R Section 200.83

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should consider carefully the risks and uncertainties described below, together with all of the other information in this prospectus, including “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the accompanying notes included elsewhere in this prospectus before deciding whether to invest in shares of our common stock. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties that we are unaware of or that we deem immaterial may also become important factors that adversely affect our business. If any of the following risks actually occur, our business, financial condition, operating results, and future prospects could be materially and adversely affected. In that event, the market price of our common stock could decline, and you could lose part or all of your investment.

Risks Related to Our Business and Industry

We have a history of operating losses and may not achieve or sustain profitability in the future.

We were incorporated in 2006 and have mostly experienced net losses and negative cash flows from operations since inception. We generated net losses of $7.2 million and $7.3 million for fiscal 2018 and 2019, respectively. We generated net losses of $2.0 million and $8.3 million during the three months ended March 31, 2019 and 2020, respectively, and net losses of $2.8 million and $21.6 million during the nine months ended March 31, 2019 and 2020, respectively. As of March 31, 2020, we had an accumulated deficit of $139.2 million. While we have experienced significant revenue growth in recent periods, we are not certain whether or when we will obtain a high enough volume of subscription and transaction fee revenue to sustain or increase our growth or achieve or maintain profitability in the future. We also expect our costs and expenses to increase in future periods, which could negatively affect our future operating results if our revenue does not increase. In particular, we intend to continue to expend significant funds to further develop our platform, including introducing new products and functionality, and to expand our marketing programs and sales teams to drive new customer adoption, expand strategic partner integrations, and support international expansion. Our profitability each quarter is also impacted by the mix of our revenue generated from subscriptions and transaction fees, on the one hand, and interest earned on customer funds that we hold in trust, on the other. Any changes in this revenue mix will have the effect of increasing or decreasing our margins. We will also face increased compliance and security costs associated with growth, the expansion of our customer base, and being a public company. Our efforts to grow our business may be costlier than we expect, and we may not be able to increase our revenue enough to offset our increased operating expenses. We may incur significant losses in the future for several reasons, including the other risks described herein, and unforeseen expenses, difficulties, complications, delays, and other unknown events. If we are unable to achieve and sustain profitability, the value of our business and common stock may significantly decrease.

Our recent rapid growth, including growth in our volume of payments, may not be indicative of our future growth, and if we continue to grow rapidly, we may not be able to manage our growth effectively. Our rapid growth also makes it difficult to evaluate our future prospects and may increase the risk that we will not be successful.

Our revenue was $64.9 million and $108.4 million, and our Total Payment Volume (TPV) was $49.6 billion and $71.3 billion, for fiscal 2018 and 2019, respectively. Our revenue was $28.2 million and $41.2 million, and our TPV was $17.9 billion and $24.2 billion, during the three months ended March 31, 2019 and 2020, respectively. Our revenue was $76.7 million and $115.5 million, and our TPV was $51.1 billion and $71.0 billion during the nine months ended March 31, 2019 and 2020, respectively. Although we have recently experienced significant growth in our revenue and payment

Confidential Treatment Requested by Bill.com Holdings, Inc.

Pursuant to 17 C.F.R Section 200.83

volume, even if our revenue continues to increase, we expect our growth rate will decline in the future as a result of a variety of factors, including the increasing scale of our business. Overall growth of our revenue depends on a number of factors, including our ability to:

•	price our platform effectively to attract new customers and increase sales to our existing customers;

•	manage the effects of the COVID-19 pandemic on our business and operations;

•	expand the functionality and scope of the products we offer on our platform;

•	maintain the rates at which customers subscribe to and continue to use our platform;

•	maintain payment volume;

•	generate interest income on customer funds that we hold in trust;

•	provide our customers with high-quality customer support that meets their needs;

•	introduce our products to new markets outside of the United States;

•	serve SMBs across a wide cross-section of industries;

•	expand our target market beyond SMBs;

•	successfully identify and acquire or invest in businesses, products, or technologies that we believe could complement or expand our platform; and

•	increase awareness of our brand and successfully compete with other companies.

We may not successfully accomplish any of these objectives, which makes it difficult for us to forecast our future operating results. Further, the revenue that we derive from interest income on customer funds is dependent on interest rates, which we do not control. If the assumptions that we use to plan our business are incorrect or change in reaction to changes in our market, or if we are unable to maintain consistent revenue or revenue growth, our stock price could be volatile, and it may be difficult to achieve and maintain profitability. You should not rely on our revenue from any prior quarterly or annual periods as any indication of our future revenue or revenue or payment growth.

In addition, we expect to continue to expend substantial financial and other resources on:

•	sales, marketing and customer success, including an expansion of our sales organization and new customer success initiatives;

•	our technology infrastructure, including systems architecture, scalability, availability, performance, and security;

•	product development, including investments in our product development team and the development of new products and new functionality for our AI-enabled platform;

•	acquisitions or strategic investments;

•	international expansion;

•	regulatory compliance and risk management; and

•	general administration, including increased legal and accounting expenses associated with being a public company.

These investments may not result in increased revenue growth in our business. If we are unable to increase our revenue at a rate sufficient to offset the expected increase in our costs, or if we encounter difficulties in managing a growing volume of payments, our business, financial position, and operating results will be harmed, and we may not be able to achieve or maintain profitability over the long term.

Confidential Treatment Requested by Bill.com Holdings, Inc.

Pursuant to 17 C.F.R Section 200.83

The COVID-19 outbreak has materially impacted the U.S. and global economies, and could have a material adverse impact on our employees, strategic partners, and customers, which could adversely and materially impact our business, financial condition and results of operations.

The World Health Organization has declared the outbreak of the novel coronavirus COVID-19 a pandemic and public health emergency of international concern. In March 2020, the President of the United States (U.S.) declared a State of National Emergency due to the COVID-19 outbreak. In addition, many jurisdictions in the U.S. have limited social mobility and gathering. Many business establishments have closed due to restrictions imposed by the government and many governmental authorities have closed most public establishments, including schools, restaurants and shopping malls. Our customers have been, and may continue to be, negatively impacted by the shelter-in-place and other similar state and local orders, the closure of manufacturing sites and country borders, and the increase in unemployment. These conditions will continue to have negative implications on demand for goods, the supply chain, production of goods and transportation. As the COVID-19 pandemic develops, governments (at national, state and local levels), companies and other authorities may continue to implement restrictions or policies that could adversely impact consumer spending, global capital markets, the global economy and our stock price. Even after the COVID-19 pandemic has subsided, we may continue to experience an adverse impact to our business as a result of its global economic impact.

The COVID-19 pandemic has caused us to modify our business practices (including employee travel and cancellation of physical participation in meetings, events and conferences), all of our employees are currently working remotely, and we may take further actions as may be required by government authorities or that we determine are in the best interests of our employees, strategic partners, and customers. In addition, due to the recent emergency interventions of the U.S. Federal Reserve to stabilize the U.S. economy, interest rates have fallen sharply, which has adversely impacted our revenue from interest earned on funds held from customers and may continue to do so in the future. Furthermore, due to the “shelter-in-place” orders in the state of California and in the San Francisco Bay Area, construction on the buildout of our new facility was stopped on March 17, 2020. The delay will shift the completion of the project to early calendar 2021. Bill.com has secured additional office space in the interim.

The COVID-19 pandemic may also adversely impact the operations of our strategic partners and accounting firm partners, as well as those of our customers, our employees and our employee productivity. This direct impact of the virus, and the disruption on our employees and operations, may negatively impact both our ability to meet customer demand and our revenue and profit margins. We may experience delays or changes in customer demand, particularly if customer funding priorities change. Additionally, the disruption and volatility in the global and domestic capital markets may increase the cost of capital and limit our ability to access capital. Both the health and economic aspects of the COVID-19 virus are highly fluid and the future course of each is uncertain. For these reasons and other reasons that may come to light if the COVID-19 pandemic and associated protective or preventative measures expand, we may experience a material adverse impact on our business operations, revenues and financial condition as well as some of our underlying business drivers such as customer growth and payment and transaction volumes; however, its ultimate impact is highly uncertain and subject to change. To the extent the COVID-19 pandemic adversely affects our business and financial results, it may also have the effect of heightening many of the other risks described in this “Risk Factors” section.

Our risk management efforts may not be effective to prevent fraudulent activities by our customers or their counterparties, which could expose us to material financial losses and liability and otherwise harm our business.

We offer software that digitizes and automates back-office financial operations for a large number of customers and executes payments to their vendors or from their clients. We are responsible for

Confidential Treatment Requested by Bill.com Holdings, Inc.

Pursuant to 17 C.F.R Section 200.83

verifying the identity of our customers and their users, and monitoring transactions for fraud. We have been in the past and will continue to be targeted by parties who seek to commit acts of financial fraud using techniques such as stolen identities and bank accounts, compromised business email accounts, employee or insider fraud, account takeover, false applications, and check fraud. We may suffer losses from acts of financial fraud committed by our customers and their users, our employees or third-parties. For example, in 2016, an accounts payable customer fraudulently enrolled on our platform using a stolen business identity and bank account, and disbursed approximately $300,000 funded by an unauthorized bank account. While we were able to recover some of the funds, we incurred a loss of approximately $200,000 in connection with that incident. Also, in 2018, we processed payments on behalf of an accounts receivables customer, whose client made approximately $225,000 in payments to our customer with funds from stolen bank accounts. We were able to recover a portion of the funds but incurred a loss of approximately $75,000 in connection with that incident.

The techniques used to perpetrate fraud on our platform are continually evolving, and we expend considerable resources to continue to monitor and combat them. In addition, when we introduce new products and functionality, or expand existing products, we may not be able to identify all risks created by the new products or functionality. Our risk management policies, procedures, techniques, and processes may not be sufficient to identify all of the risks to which we are exposed, to enable us to prevent or mitigate the risks we have identified, or to identify additional risks to which we may become subject in the future. Furthermore, our risk management policies, procedures, techniques, and processes may contain errors or our employees or agents may commit mistakes or errors in judgment as a result of which we may suffer large financial losses. The software-driven and highly automated nature of our platform could enable criminals and those committing fraud to steal significant amounts of money from businesses like ours. As greater numbers of customers use our platform, our exposure to material risk losses from a single customer, or from a small number of customers, will increase.

Our current business and anticipated domestic and international growth will continue to place significant demands on our risk management efforts, and we will need to continue developing and improving our existing risk management infrastructure, policies, procedures, techniques, and processes. As techniques used to perpetrate fraud on our platform evolve, we may need to modify our products or services to mitigate fraud risks. As our business grows and becomes more complex, we may be less able to forecast and carry appropriate reserves in our books for fraud related losses. Further, these types of fraudulent activities on our platform can also expose us to civil and criminal liability, governmental and regulatory sanctions as well as potentially cause us to be in breach of our contractual obligations to our third-party partners.

We transfer large sums of customer funds daily, and are subject to the risk of errors, which could result in financial losses, damage to our reputation, or loss of trust in our brand, which would harm our business and financial results.

For fiscal 2019, over 76,000 customers processed over $70 billion in TPV on our platform. During the three and nine months ended March 31, 2020, over 91,000 customers processed approximately $24.2 billion and $71.0 billion, respectively, in TPV on our platform. We have grown rapidly and seek to continue to grow, and although we maintain a robust and multi-faceted risk management process, our business is always subject to the risk of financial losses as a result of credit losses, operational errors, software defects, service disruption, employee misconduct, security breaches, or other similar actions or errors on our platform. As a provider of accounts payable, accounts receivable, and payment solutions, we collect and transfer funds on behalf of our customers. Software errors in our platform and operational errors by our employees may also expose us to losses.

Moreover, our trustworthiness and reputation are fundamental to our business. As a provider of cloud-based software for complex back-office financial operations, the occurrence of any credit losses, operational errors, software defects, service disruption, employee misconduct, security breaches, or

Confidential Treatment Requested by Bill.com Holdings, Inc.

Pursuant to 17 C.F.R Section 200.83

other similar actions or errors on our platform could result in financial losses to our business and our customers, loss of trust, damage to our reputation, or termination of our agreements with strategic partners and accountants, each of which could result in:

•	loss of customers;

•	lost or delayed market acceptance and sales of our platform;

•	legal claims against us, including warranty and service level agreement claims;

•	regulatory enforcement action; or

•	diversion of our resources, including through increased service expenses or financial concessions, and increased insurance costs.

Although our terms of service allocate to our customers the risk of loss resulting from our customers’ errors, omissions, employee fraud, or other fraudulent activity related to their systems, in some instances we may cover such losses for efficiency or to prevent damage to our reputation. Although we maintain insurance to cover losses resulting from our errors and omissions, there can be no assurance that our insurance will cover all losses or our coverage will be sufficient to cover our losses. If we suffer significant losses or reputational harm as a result, our business, operating results, and financial condition could be adversely affected.

Customer funds that we hold in trust are subject to market, interest rate, foreign exchange, and liquidity risks, as well as general political and economic conditions. The loss of these funds could have a material adverse effect on our business, financial condition, and results of operations.

We invest funds that we hold in trust for our customers, including funds being remitted to suppliers, in highly liquid, investment-grade marketable securities, money market securities, and other cash equivalents. Nevertheless, our customer fund assets are subject to general market, interest rate, credit, foreign exchange, and liquidity risks. These risks may be exacerbated, individually or in aggregate, during periods of heavy financial market volatility. In the event of a global financial crisis, such as that experienced in 2008 and such as that which may result from the COVID-19 or other pandemics, employment levels and interest rates may decrease with a corresponding impact on our business. As a result, we could be faced with a severe constriction of the availability of liquidity, which could impact our ability to fulfill our obligations to move customer money to its intended recipient. Additionally, we rely upon certain banking partners and third parties to originate ACH payments, process checks, execute wire transfers, and issue virtual cards, which could be similarly affected by a liquidity shortage and further exacerbate our ability to operate our business. Any loss of or inability to access customer funds could have an adverse impact on our cash position and results of operations, could require us to obtain additional sources of liquidity, and could have a material adverse effect on our business, financial condition, and results of operations.

We are licensed as a money transmitter in all required U.S. states. In certain jurisdictions where we operate, we are required to hold eligible liquid assets, as defined by the relevant regulators in each jurisdiction, equal to at least 100% of the aggregate amount of all customer balances. Our ability to manage and accurately account for the assets underlying our customer funds and comply with applicable liquid asset requirements requires a high level of internal controls. As our business continues to grow and we expand our product offerings, we will need to scale our associated internal controls. Our success requires significant public confidence in our ability to properly manage our customers’ balances and handle large and growing transaction volumes and amounts of customer funds. Any failure to maintain the necessary controls or to accurately manage our customer funds and the assets underlying our customer funds in compliance with applicable regulatory requirements could

Confidential Treatment Requested by Bill.com Holdings, Inc.

Pursuant to 17 C.F.R Section 200.83

result in reputational harm, lead customers to discontinue or reduce their use of our products, and result in significant penalties and fines, possibly including the loss of our state money transmitter licenses, which would materially harm our business.

We earn revenue from interest earned on customer funds held in trust while payments are clearing, which is subject to market conditions and may decrease as customers’ adoption of electronic payments and technology continues to evolve.

For fiscal 2018 and 2019, we generated $7.9 million and $22.4 million, respectively, in revenue from interest earned on funds held in trust on behalf of customers while payment transactions are clearing, or approximately 12% and 21% of our total revenue for such periods, respectively. During the three months ended March 31, 2019 and 2020, we generated $6.1 million and $5.1 million, respectively, in revenue from interest earned on funds held in trust on behalf of customers while payment transactions are clearing, or approximately 22% and 12% of our total revenue for such periods, respectively. During the nine months ended March 31, 2019 and 2020, we generated $15.9 million and $17.9 million, respectively, in revenue from interest earned on funds held in trust on behalf of customers while payment transactions are clearing, or approximately 21% and 15% of our total revenue for such periods, respectively. While these payments are clearing, we deposit the funds in highly liquid, investment-grade marketable securities, and generate revenue that is correlated to the federal funds rate. When interest rates decrease, the amount of revenue we generate from these investments decreases. Additionally, because we process electronic payments faster than checks, we hold customer funds for a shorter time and consequently, earn less revenue. If our customers transition from checks to electronic payments faster than we anticipate, or to new, faster payment rails like The Clearing House’s Real Time Payments Network, our revenue could decrease and our financial results could be adversely affected.

If we are unable to attract new customers or convert trial customers into paying customers, our revenue growth and operating results will be adversely affected.

To increase our revenue, we must continue to attract new customers and increase sales to those customers. As our market matures, product and service offerings evolve, and competitors introduce lower cost or differentiated products or services that are perceived to compete with our platform, our ability to sell subscriptions could be impaired. Similarly, our subscription sales could be adversely affected if customers or users perceive that features incorporated into alternative products reduce the need for our platform or if they prefer to purchase products that are bundled with solutions offered by other companies. Further, in an effort to attract new customers, we may offer simpler, lower-priced products, which may reduce our profitability. In late March 2020, we implemented a short-term initiative to help new customers negatively impacted by the COVID-19 pandemic by offering them a three-month free subscription, in addition to our standard 30-day risk-free trial. Additionally, we offered our existing customers a discount on user fees due to the COVID-19 pandemic. Although these initiatives did not materially impact our results of operations for the fiscal quarter ended March 31, 2020, we anticipate that our subscription fees may be negatively impacted by these initiatives in the future, which may reduce our profitability.

We rely upon our marketing strategy of offering risk-free trials of our platform and other inbound, digital marketing strategies to generate sales opportunities. Many of our customers start a risk-free trial of our service. Converting these trial customers to paid customers often requires extensive follow-up and engagement. Many prospective customers never convert from the trial version of a product to a paid version of a product. Further, we often depend on individuals within an organization who initiate the trial versions of our products being able to convince decision makers within their organization to convert to a paid version. To the extent that these users do not become, or are unable to convince others to become, paying customers, we will not realize the intended benefits of this marketing

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strategy, and our ability to grow our revenue will be adversely affected. As a result of these and other factors, we may be unable to attract new customers, which would have an adverse effect on our business, revenue, gross margins, and operating results.

If we are unable to retain our current customers or sell additional functionality and services to them, our revenue growth will be adversely affected.

To increase our revenue, in addition to acquiring new customers, we must continue to retain existing customers and convince them to expand their use of our platform by increasing the number of users and incenting them to pay for additional functionality. Our ability to retain our customers and increase their usage could be impaired for a variety of reasons, including customer reaction to changes in the pricing of our products or the other risks described in this prospectus. As a result, we may be unable to retain existing customers or increase the usage of our platform by them, which would have an adverse effect on our business, revenue, gross margins, and other operating results, and accordingly, on the trading price of our common stock.

Our ability to sell additional functionality to our existing customers may require more sophisticated and costly sales efforts, especially for our larger customers with more senior management and established procurement functions. Similarly, the rate at which our customers purchase additional products from us depends on several factors, including general economic conditions and the pricing of additional product functionality. If our efforts to sell additional functionality to our customers are not successful, our business and growth prospects would suffer.

While some of our contracts are non-cancelable annual subscription contracts, most of our contracts with customers and accounting firms primarily consist of open-ended arrangements that can be terminated by either party without penalty at any time. Our customers have no obligation to renew their subscriptions for our platform after the expiration of their subscription period. For us to maintain or improve our operating results, it is important that our customers continue to maintain their subscriptions on the same or more favorable terms. We cannot accurately predict renewal or expansion rates given the diversity of our customer base in terms of size, industry, and geography. Our renewal and expansion rates may decline or fluctuate as a result of several factors, including customer spending levels, customer satisfaction with our platform, decreases in the number of users, changes in the type and size of our customers, pricing changes, competitive conditions, the acquisition of our customers by other companies, and general economic conditions. If our customers do not renew their subscriptions, or if they reduce their usage of our platform, our revenue and other operating results will decline and our business will suffer. If our renewal or expansion rates fall significantly below the expectations of the public market, securities analysts, or investors, the trading price of our common stock would likely decline.

Our business depends, in part, on our relationships with accounting firms.

Our relationships with our over 4,000 accounting firm partners account for approximately 54% of our total customers and 45% of our total subscription and transaction fees as of and for fiscal 2019, respectively, and 52% of our total customers and 45% of our total subscription and transaction fees as of and during the three months ended March 31, 2020, respectively. We market and sell our products and services through accounting firms. We also have a partnership with CPA.com to market our products and services to accounting firms, which then enroll their customers directly onto our platform. Although our relationships with accounting firms are independent of one another, if our reputation in the accounting industry more broadly were to suffer, or if we were unable to establish relationships with new accounting firms and grow our relationships with existing accounting firm partners, our growth prospects would weaken and our business, financial position, and operating results may be adversely affected.

Confidential Treatment Requested by Bill.com Holdings, Inc.

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Our business depends, in part, on our strategic partnerships with financial institutions.

To grow our business, we will seek to expand our relationships with our financial institution partners and to partner with additional banks and financial institutions. Establishing our strategic partner relationships, particularly with our financial institution customers and, to a lesser extent, accounting software providers, entails extensive and highly specific upfront sales efforts, with little predictability and various ancillary requirements. For example, our financial institution partners generally require us to submit to an exhaustive security audit, given the sensitivity and importance of storing their customer billing and payment data on our platform. As a result, sales to new strategic partner enterprises involve risks that may not be present or that are present to a lesser extent with sales to SMB organizations. With strategic partners, the decision to subscribe to our platform frequently requires the approval of multiple management personnel and more technical personnel than would be typical of a smaller organization. Accordingly, sales to strategic partners may require us to invest more time educating and selling to these potential customers. Purchases by strategic partners are also frequently subject to budget constraints and unplanned administrative, processing, and other delays, including considerable efforts to negotiate and document relationships with them. Further, we integrate our platform with our financial institution partners’ own websites and apps, which requires significant time and resources to design and deploy even after sales have been processed and documented. If we are unable to increase sales of our platform to strategic partners and manage the costs associated with marketing our platform to such customers and integrating with their systems, our business, financial position, and operating results may be adversely affected.

We may not be able to attract new financial institution strategic partners if our potential partners favor our competitors’ products or services over our platform or choose to compete with our products directly. Further, many of our existing financial institution partners have greater resources than we do and could choose to develop their own solutions to replace ours. Moreover, certain financial institutions may elect to focus on other market segments, and decide to terminate their SMB-focused services. For example, in late 2018, one of our former financial institution partners chose not to renew its relationship with us due to a change in business strategy. As a result, we lost approximately 5,000 customers. Although these customers did not represent a significant amount of revenue for our business, there can be no guarantee that other financial institution partners will not choose to terminate their relationships for strategic or other reasons. If we are unsuccessful in establishing, growing, or maintaining our relationships with strategic partners, our ability to compete in the marketplace or to grow our revenue could be impaired, and our results of operations may suffer.

Our business depends, in part, on our relationship with Intuit.

In addition to our relationship with financial institutions, we rely on our strategic relationship with Intuit Inc., a leading provider of financial, accounting, and tax preparation software, to further expand our business. Our platform is integrated into Intuit’s QuickBooks product, which millions of SMBs rely on for accounting services. Achieving this integration required extensive coordination and commitment of time and resources, and has led to thousands of additional customers for us. Our agreement with Intuit terminates in June 2020. We are in discussions with Intuit to extend the agreement. If Intuit terminates our relationship; or we are unable to extend the agreement on favorable terms; or if Intuit partners with a competitor to build a new or competing product, or develops or acquires a similar or competing solution of its own, our growth prospects and results of operations may be adversely affected. Additionally, if Intuit reconfigures its platform in a manner that no longer supports our integration with QuickBooks we would lose customers and our business would be adversely affected.

Confidential Treatment Requested by Bill.com Holdings, Inc.

Pursuant to 17 C.F.R Section 200.83

The markets in which we participate are competitive, and if we do not compete effectively, our operating results could be harmed.

The market for financial back-office solutions is fragmented, competitive, and constantly evolving. Our competitors range from large entities that predominantly focus on enterprise resource planning solutions, to smaller niche suppliers of solutions that focus exclusively on document management, workflow management, accounts payable, accounts receivable, and/or electronic bill presentment and payment. With the introduction of new technologies and market entrants, we expect that the competitive environment will remain intense going forward. Our competitors that currently focus on enterprise solutions may offer products to SMBs that compete with ours. Accounting software providers, such as Intuit, as well as the financial institutions with which we partner, may internally develop products, acquire existing, third-party products, or may enter into partnerships or other strategic relationships that would enable them to expand their product offerings to compete with our platform or provide more comprehensive offerings than they individually had offered or achieve greater economies of scale than us. These software providers and financial institutions may have the operating flexibility to bundle competing solutions with other offerings, including offering them at a lower price or for no additional cost to customers as part of a larger sale. In addition, new entrants not currently considered to be competitors may enter the market through acquisitions, partnerships, or strategic relationships. As we look to market and sell our platform to potential customers or strategic partners with existing solutions, we must convince their internal stakeholders that our platform is superior to their current solutions.

We compete on several factors, including:

•	product features, quality, and functionality;

•	data asset size and ability to leverage artificial intelligence to grow faster and smarter;

•	ease of deployment;

•	ease of integration with leading accounting and banking technology infrastructures;

•	ability to automate processes;

•	cloud-based delivery architecture;

•	advanced security and control features;

•	regulatory compliance leadership, as evidenced by money transmitter licenses in all required US jurisdictions;

•	brand recognition; and

•	pricing and total cost of ownership.

Our competitors vary in size, breadth, and scope of the products and services offered. Many of our competitors and potential competitors have greater name recognition, longer operating histories, more established customer relationships, larger marketing budgets, and greater resources than us. Our competitors may be able to respond more quickly and effectively than we can to new or changing opportunities, technologies, standards, and customer requirements. For example, an existing competitor or new entrant could introduce new technology that reduces demand for our platform.

For these reasons, we may not be able to compete successfully against our current or future competitors, and this competition could result in the failure of our platform to continue to achieve or maintain market acceptance, any of which would harm our business, operating results, and financial condition.

Confidential Treatment Requested by Bill.com Holdings, Inc.

Pursuant to 17 C.F.R Section 200.83

If we do not or cannot maintain the compatibility of our platform with popular accounting software solutions or offerings of our strategic partners, our revenue and growth prospects will decline.

To deliver a comprehensive solution, our platform integrates with popular accounting software providers including Intuit QuickBooks, Oracle NetSuite, and Sage Intacct, through application program interfaces (APIs) made available by these software providers. We automatically synchronize customers, suppliers, clients, invoices, and payment transactions between our platform and these systems. This two-way sync eliminates duplicate data entry and provides the basis for managing cash-flow through an integrated solution for accounts payables, accounts receivable, and payments.

If any of the accounting software providers change the features of their APIs, discontinue their support of such APIs, restrict our access to their APIs, or alter the terms governing their use in a manner that is adverse to our business, we will not be able to provide synchronization capabilities, which could significantly diminish the value of our platform and harm our business, operating results, and financial condition.

The functionality and popularity of our platform depends, in part, on our ability to integrate our platform with the offerings of our strategic partners. Critically, our financial institution strategic partners must be able to integrate our platform into their existing offerings. These strategic partners periodically update and change their systems, and although we have been able to adapt our platform to their evolving needs in the past, there can be no guarantee that we will be able to do so in the future. In particular, if we are unable to adapt to the needs of our strategic partners’ platforms, our strategic partners may terminate their agreements with us and we may lose access to large numbers of customers as a result.

We depend upon several third-party service providers for processing our transactions. If any of our agreements with our processing providers are terminated, we could experience service interruptions.

We depend on banks, including JPMorgan Chase, The Bancorp Bank, and Silicon Valley Bank, to process ACH transactions and checks for our customers. We have entered into treasury services or similar agreements with these banks for payment processing and related services. Those agreements include significant security, compliance, and operational obligations. If we are not able to comply with those obligations or our agreements with the processing banks are terminated for any reason, we could experience service interruptions as well as delays and additional expenses in arranging new services.

Similarly, we have an agreement with Cambridge Mercantile Corp., under which Cambridge provides us with cross-border wire transfer capabilities. This arrangement has enabled us to offer our cross-border payments service, which we view as a significant growth opportunity for our business. Finally, we have an agreement with Comdata Inc., under which Comdata acts as our program manager and card issuer processor for our virtual card program.

If any of our banking agreements related to ACH transactions or checks, or our agreements with Cambridge or Comdata are terminated, we may experience business interruptions and delays, and be forced to incur additional expenses, potentially interfering with our existing customer relationships or making us less attractive to potential new customers.

Confidential Treatment Requested by Bill.com Holdings, Inc.

Pursuant to 17 C.F.R Section 200.83

Interruptions or delays in the services provided by AWS or other third-party data centers or internet service providers could impair the delivery of our platform and our business could suffer.

We host our platform using third-party cloud infrastructure services, including co-location facilities at Equinix, Iron Mountain, and Digital West. We also use public cloud hosting with Amazon Web Services (AWS). All of our products utilize resources operated by us through these providers. We therefore depend on our third-party cloud providers’ ability to protect their data centers against damage or interruption from natural disasters, power or telecommunications failures, criminal acts, and similar events. Our operations depend on protecting the cloud infrastructure hosted by such providers by maintaining their respective configuration, architecture, and interconnection specifications, as well as the information stored in these virtual data centers and transmitted by third-party internet service providers. We have periodically experienced service disruptions in the past, and we cannot assure you that we will not experience interruptions or delays in our service in the future. We may also incur significant costs for using alternative equipment or taking other actions in preparation for, or in reaction to, events that damage the data storage services we use. Although we have disaster recovery plans that utilize multiple data storage locations, any incident affecting their infrastructure that may be caused by fire, flood, severe storm, earthquake, power loss, telecommunications failures, unauthorized intrusion, computer viruses and disabling devices, natural disasters, military actions, terrorist attacks, negligence, and other similar events beyond our control could negatively affect our platform. Any prolonged service disruption affecting our platform for any of the foregoing reasons could damage our reputation with current and potential customers, expose us to liability, cause us to lose customers, or otherwise harm our business. Also, in the event of damage or interruption, our insurance policies may not adequately compensate us for any losses that we may incur. System failures or outages, including any potential disruptions due to significantly increased global demand on certain cloud-based systems during the COVID-19 pandemic, could compromise our ability to perform these functions in a timely manner, which could harm our ability to conduct business or delay our financial reporting. Such failures could adversely affect our operating results and financial condition.

Our platform is accessed by many customers, often at the same time. As we continue to expand the number of our customers and products available to our customers, we may not be able to scale our technology to accommodate the increased capacity requirements, which may result in interruptions or delays in service. In addition, the failure of data centers, internet service providers, or other third-party service providers to meet our capacity requirements could result in interruptions or delays in access to our platform or impede our ability to grow our business and scale our operations. If our third-party infrastructure service agreements are terminated, or there is a lapse of service, interruption of internet service provider connectivity, or damage to data centers, we could experience interruptions in access to our platform as well as delays and additional expense in arranging new facilities and services

Moreover, we are in the process of gradually migrating our systems from internal data centers and smaller vendors to AWS. AWS provides us with computing and storage capacity pursuant to an agreement that continues until terminated by either party. We have a limited history of operating on AWS. As we migrate our data from our servers to AWS’ servers, we may experience some duplication and incur additional costs. If our data migration is not successful, or if AWS unexpectedly terminates our agreement, we would be forced to incur additional expenses to locate an alternative provider and may experience outages or disruptions to our service. Any service disruption affecting our platform during such migration or while operating on the AWS cloud infrastructure could damage our reputation with current and potential customers, expose us to liability, cause us to lose customers, or otherwise harm our business.

Confidential Treatment Requested by Bill.com Holdings, Inc.

Pursuant to 17 C.F.R Section 200.83

We operate in an emerging and evolving market, which may develop more slowly or differently than we expect. If our market does not grow as we expect, or if we cannot expand our platform to meet the demands of this market, our revenue may decline or fail to grow, and we may incur additional operating losses.

Our primary competition remains the legacy manual processes that SMBs have relied on for generations. Our success will depend, to a substantial extent, on the widespread adoption of our cloud-based back-office solutions as an alternative to existing solutions or adoption by customers that are not using any such solutions at all. Some organizations may be reluctant or unwilling to use our platform for several reasons, including concerns about additional costs, uncertainty regarding the reliability and security of cloud-based offerings, or lack of awareness of the benefits of our platform. Our ability to expand sales of our platform depends on several factors, including prospective customers’ awareness of our platform, the timely completion, introduction, and market acceptance of enhancements to our platform or new products that we may introduce, the effectiveness of our marketing programs, the costs of our platform, and the success of our competitors. If we are unsuccessful in developing and marketing our platform, or if organizations do not perceive or value the benefits of our platform as an alternative to legacy systems, the market for our platform may not continue to develop or may develop more slowly than we expect, either of which would harm our growth prospects and operating results.

Payments and other financial services-related regulations and oversight are material to our business. Our failure to comply could materially harm our business.

The local, state, and federal laws, rules, regulations, licensing schemes, and industry standards that govern our business include, or may in the future include, those relating to banking, deposit-taking, cross-border and domestic money transmission, foreign exchange, payments services (such as money transmission, payment processing, and settlement services), anti-money laundering, combating terrorist financing, escheatment, international sanctions regimes, and compliance with the Payment Card Industry Data Security Standard, a set of requirements designed to ensure that all companies that process, store, or transmit payment card information maintain a secure environment to protect cardholder data. We do not directly collect or store payment card information; instead, we rely on a third-party payment processor to do so. These laws, rules, regulations, licensing schemes, and standards are enforced by multiple authorities and governing bodies in the United States, including the Department of the Treasury, the Federal Deposit Insurance Corporation, the SEC, self-regulatory organizations, and numerous state and local agencies. As we expand into new jurisdictions, the number of foreign laws, rules, regulations, licensing schemes, and standards governing our business will expand as well. In addition, as our business and products continue to develop and expand, we may become subject to additional laws, rules, regulations, licensing schemes, and standards. We may not always be able to accurately predict the scope or applicability of certain laws, rules, regulations, licensing schemes, or standards to our business, particularly as we expand into new areas of operations, which could have a significant negative effect on our existing business and our ability to pursue future plans.

Our subsidiary, Bill.com, LLC, has obtained licenses or made registrations, as applicable, to operate as a money transmitter (or its equivalent) in the United States, in the District of Columbia, Commonwealth of Puerto Rico, and, to the best of our knowledge, in all the states where such licensure or registration is required for our business. As a licensed money transmitter, we are subject to obligations and restrictions with respect to the investment of customer funds, reporting requirements, bonding requirements, minimum capital requirements, and inspection by state regulatory agencies concerning various aspects of our business. Evaluation of our compliance efforts, as well as the questions of whether and to what extent our products and services are considered money transmission, are matters of regulatory interpretation and could change over time. In the past, regulators have identified violations and we have been subject to fines and other penalties by

Confidential Treatment Requested by Bill.com Holdings, Inc.

Pursuant to 17 C.F.R Section 200.83

regulatory authorities due to their interpretations and applications to our business of their respective state money transmission laws. Regulators and third-party auditors have also identified gaps in our anti-money laundering program. In the future, as a result of the regulations applicable to our business, we could be subject to investigations and resulting liability, including governmental fines, restrictions on our business, or other sanctions, and we could be forced to cease conducting certain aspects of our business with residents of certain jurisdictions, be forced to change our business practices in certain jurisdictions, or be required to obtain additional licenses or regulatory approvals. There can be no assurance that we will be able to obtain or maintain any such licenses, and, even if we were able to do so, there could be substantial costs and potential product changes involved in maintaining such licenses, which could have a material and adverse effect on our business. In addition, there are substantial costs and potential product changes involved in maintaining and renewing such licenses, certifications, and approvals, and we could be subject to fines or other enforcement action if we are found to violate disclosure, reporting, anti-money laundering, capitalization, corporate governance, or other requirements of such licenses. These factors could impose substantial additional costs, involve considerable delay to the development or provision of our products or services, require significant and costly operational changes, or prevent us from providing our products or services in any given market.

Government agencies may impose new or additional rules on money transmission, including regulations that:

•	prohibit, restrict, and/or impose taxes or fees on money transmission transactions in, to or from certain countries or with certain governments, individuals, and entities;

•	impose additional customer identification and customer due diligence requirements;

•	impose additional reporting or recordkeeping requirements, or require enhanced transaction monitoring;

•	limit the types of entities capable of providing money transmission services, or impose additional licensing or registration requirements;

•	impose minimum capital or other financial requirements;

•	limit or restrict the revenue that may be generated from money transmission, including revenue from interest earned on customer funds, transaction fees, and revenue derived from foreign exchange;

•	require enhanced disclosures to our money transmission customers;

•	require the principal amount of money transmission originated in a country to be invested in that country or held in trust until paid;

•	limit the number or principal amount of money transmission transactions that may be sent to or from a jurisdiction, whether by an individual or in the aggregate; and

•

restrict or limit our ability to process transactions using centralized databases, for example, by requiring that transactions be processed using a database maintained in a particular country or region.

If we lose our founder or key members of our management team or are unable to attract and retain executives and employees we need to support our operations and growth, our business may be harmed.

Our success and future growth depend upon the continued services of our management team and other key employees. Our founder and Chief Executive Officer, René Lacerte, is critical to our overall management, as well as the continued development of our products, strategic partnerships, our culture, our relationships with accounting firms, and our strategic direction. From time to time, there

Confidential Treatment Requested by Bill.com Holdings, Inc.

Pursuant to 17 C.F.R Section 200.83

may be changes in our management team resulting from the hiring or departure of executives and key employees, which could disrupt our business. Our senior management and key employees are employed on an at-will basis. We currently do not have “key person” insurance on any of our employees. Certain of our key employees have been with us for a long period of time and have fully vested stock options or other long-term equity incentives that may become valuable and will be publicly tradable if we become a public company. The loss of our founder, or one or more of our senior management, or other key employees, including due to illness resulting from COVID-19, could harm our business, and we may not be able to find adequate replacements. We cannot ensure that we will be able to retain the services of any members of our senior management or other key employees or that we would be able to timely replace members of our senior management or other key employees should any of them depart.

If we fail to offer high-quality customer support, or if our support is more expensive than anticipated, our business and reputation could suffer.

Our customers rely on our customer support services, which we refer to as customer success, to resolve issues and realize the full benefits provided by our platform. High-quality support is also important for the renewal and expansion of our subscriptions with existing customers. We primarily provide customer support over chat and email, with limited phone-based support. If we do not help our customers quickly resolve issues and provide effective ongoing support, or if our support personnel or methods of providing support are insufficient to meet the needs of our customers, our ability to retain customers, increase adoption by our existing customers and acquire new customers could suffer, and our reputation with existing or potential customers could be harmed. If we are not able to meet the customer support needs of our customers by chat and email during the hours that we currently provide support, we may need to increase our support coverage and provide additional phone-based support, which may reduce our profitability.

If we fail to adapt and respond effectively to rapidly changing technology, evolving industry standards, changing regulations, and changing business needs, requirements, or preferences, our products may become less competitive.

The market for SMB financial back-office solutions is relatively new and subject to ongoing technological change, evolving industry standards, payment methods and changing regulations, and changing customer needs, requirements, and preferences. The success of our business will depend, in part, on our ability to adapt and respond effectively to these changes on a timely basis, including launching new products and services. The success of any new product and service, or any enhancements or modifications to existing products and services, depends on several factors, including the timely completion, introduction, and market acceptance of such products and services, enhancements, and modifications. If we are unable to enhance our platform, add new payment methods or develop new products that keep pace with technological and regulatory change and achieve market acceptance, or if new technologies emerge that are able to deliver competitive products and services at lower prices, more efficiently, more conveniently, or more securely than our products, our business, operating results, and financial condition would be adversely affected. Moreover, we may experience delays in the development and introduction of new products due to the effects of the COVID-19 pandemic.

Furthermore, modifications to our existing platform or technology will increase our research and development expenses. Any failure of our services to operate effectively with existing or future network platforms and technologies could reduce the demand for our services, result in customer dissatisfaction and adversely affect our business.

Confidential Treatment Requested by Bill.com Holdings, Inc.

Pursuant to 17 C.F.R Section 200.83

If the prices we charge for our services are unacceptable to our customers, our operating results will be harmed.

We generate revenue by charging customers a fixed monthly rate per user for subscriptions as well as transaction fees. As the market for our platform matures, or as new or existing competitors introduce new products or services that compete with ours, we may experience pricing pressure and be unable to renew our agreements with existing customers or attract new customers at prices that are consistent with our pricing model and operating budget. Our pricing strategy for new products we introduce, including our virtual card and cross-border payment products, may prove to be unappealing to our customers, and our competitors could choose to bundle certain products and services competitive with ours. If this were to occur, it is possible that we would have to change our pricing strategies or reduce our prices, which could harm our revenue, gross profits, and operating results.

We typically provide service level commitments under our strategic partner agreements. If we fail to meet these contractual commitments, we could be obligated to provide credits or refunds for prepaid amounts related to unused subscription services or face contract terminations, which could adversely affect our revenue.

Our agreements with our strategic partners typically contain service level commitments on a monthly basis. If we are unable to meet the stated service level commitments or suffer extended periods of unavailability for our platform, we may be contractually obligated to provide these partners with service credits, up to 10% of the partner’s subscription fees for the month in which the service level was not met. In addition, we could face contract terminations, in which case we would be subject to refunds for prepaid amounts related to unused subscription services. Our revenue could be significantly affected if we suffer unexcused downtime under our agreements with our partners. Further, any extended service outages could adversely affect our reputation, revenue, and operating results.

We may not be able to scale our business quickly enough to meet our customers’ growing needs, and if we are not able to grow efficiently, our operating results could be harmed.

As usage of our platform grows and we sign additional strategic partners, we will need to devote additional resources to improving and maintaining our infrastructure and computer network and integrating with third-party applications to maintain the performance of our platform. In addition, we will need to appropriately scale our internal business systems and our services organization, including customer support, risk and compliance operations, and professional services, to serve our growing customer base.

Any failure of or delay in these efforts could result in service interruptions, impaired system performance, and reduced customer satisfaction, resulting in decreased sales to new customers, lower subscription renewal rates by existing customers, the issuance of service credits, or requested refunds, all of which could hurt our revenue growth. If sustained or repeated, these performance issues could reduce the attractiveness of our platform to customers and could result in lost customer opportunities and lower renewal rates, any of which could hurt our revenue growth, customer loyalty, and our reputation. Even if we are successful in these efforts to scale our business, they will be expensive and complex, and require the dedication of significant management time and attention. We could also face inefficiencies or service disruptions as a result of our efforts to scale our internal infrastructure. We cannot be sure that the expansion and improvements to our internal infrastructure will be effectively implemented on a timely basis, if at all, and such failures could adversely affect our business, operating results, and financial condition.

Confidential Treatment Requested by Bill.com Holdings, Inc.

Pursuant to 17 C.F.R Section 200.83

The failure to attract and retain additional qualified personnel and any restrictions on the movement of personnel could prevent us from executing our business strategy and growth plans.

To execute our business strategy, we must attract and retain highly qualified personnel. Competition for executive officers, software developers, compliance and risk management personnel and other key employees in our industry and location is intense and increasing. We compete with many other companies for software developers with high levels of experience in designing, developing, and managing cloud-based software and payment systems, as well as for skilled legal and compliance and risk operations professionals. The current regulatory environment related to immigration may increase the likelihood that immigration laws may be modified to further limit the availability of H1-B and other visas. If a new or revised visa program is implemented, it may impact our ability to recruit, hire, retain or effectively collaborate with qualified skilled personnel, including in the areas of artificial intelligence and machine learning, and payment systems and risk management, which could adversely impact our business, operating results and financial condition. Many of the companies with which we compete for experienced personnel have greater resources than we do and can frequently offer such personnel substantially greater compensation than we can offer. If we fail to identify, attract, develop and integrate new personnel, or fail to retain and motivate our current personnel, our growth prospects would be adversely affected.

Failure to effectively develop and expand our sales and marketing capabilities could harm our ability to increase our customer base and achieve broader market acceptance of our products.

Our ability to increase our customer base and achieve broader market acceptance of our platform will depend to a significant extent on our ability to expand our sales and marketing organizations, and to deploy our sales and marketing resources efficiently. We plan to continue expanding our direct-to-SMB sales force as well as our sales force focused on identifying new strategic partners. We also dedicate significant resources to sales and marketing programs, including digital advertising through services such as Google AdWords. The effectiveness and cost of our online advertising has varied over time and may vary in the future due to competition for key search terms, changes in search engine use, and changes in the search algorithms used by major search engines. These efforts will require us to invest significant financial and other resources. Our business and operating results will be harmed if our sales and marketing efforts do not generate significant increases in revenue. We may not achieve anticipated revenue growth from expanding our sales force if we are unable to hire, develop, integrate, and retain talented and effective sales personnel, if our new and existing sales personnel are unable to achieve desired productivity levels in a reasonable period of time, or if our sales and marketing programs and advertising are not effective.

We are subject to governmental regulation and other legal obligations, particularly those related to privacy, data protection, and information security, and our actual or perceived failure to comply with such obligations could harm our business, by resulting in litigation, fines, penalties, or adverse publicity and reputational damage that may negatively affect the value of our business and decrease the price of our common stock. Compliance with such laws could also result in additional costs and liabilities to us or inhibit sales of our products.

Our customers, their suppliers, customers and other users store personal and business information, financial information and other sensitive information on our platform. In addition, we receive, store, and process personal and business information and other data from and about actual and prospective customers and users, in addition to our employees and service providers. Our handling of data is subject to a variety of laws and regulations, including regulation by various government agencies, such as the U.S. Federal Trade Commission (FTC), and various state, local, and foreign agencies. Our data handling also is subject to contractual obligations and industry standards.

Confidential Treatment Requested by Bill.com Holdings, Inc.

Pursuant to 17 C.F.R Section 200.83

The U.S. federal and various state and foreign governments have adopted or proposed limitations on the collection, distribution, use, and storage of data relating to individuals and businesses, including the use of contact information and other data for marketing, advertising, and other communications with individuals and businesses. In the United States, various laws and regulations apply to the collection, processing, disclosure, and security of certain types of data, including the Electronic Communications Privacy Act, the Computer Fraud and Abuse Act, the Gramm Leach Bliley Act, and state laws relating to privacy and data security. Additionally, the FTC and many state attorneys general are interpreting federal and state consumer protection laws as imposing standards for the online collection, use, dissemination, and security of data. For example, in June 2018, California enacted the California Consumer Privacy Act, which became operative on January 1, 2020 and broadly defines personal information, gives California residents expanded privacy rights and protections, and provides for civil penalties for violations and a private right of action for data breaches. Many aspects of the California Consumer Privacy Act and its interpretation remain unclear, and its full impact on our business and operations remains uncertain. The laws and regulations relating to privacy, data protection and information security are evolving, can be subject to significant change, and may result in ever-increasing regulatory and public scrutiny and escalating levels of enforcement and sanctions.

In addition, several foreign countries and governmental bodies, including the European Union, have laws and regulations dealing with the handling and processing of personal information obtained from their residents, which in certain cases are more restrictive than those in the United States. Laws and regulations in these jurisdictions apply broadly to the collection, use, storage, disclosure, and security of various types of data, including data that identifies or may be used to identify an individual, such as names, email addresses, and in some jurisdictions, Internet Protocol (IP) addresses. While we believe that the products and services that we currently offer do not subject us to such laws or regulations in foreign jurisdictions, such laws and regulations may be modified or subject to new or different interpretations, and new laws and regulations may be enacted in the future.

Within the European Union, the General Data Protection Regulation (GDPR), significantly increases the level of sanctions for non-compliance from those in existing EU data protection law and imposes direct obligations on data processors in addition to data controllers. EU data protection authorities have the power to impose administrative fines for violations of the GDPR of up to a maximum of €20 million or 4% of the data controller’s or data processor’s total worldwide global turnover for the preceding fiscal year, whichever is higher, and violations of the GDPR may also lead to damages claims by data controllers and data subjects. Such penalties are in addition to any civil litigation claims by data controllers, customers, and data subjects. While we believe that the products and services that we currently offer do not subject us to the GDPR, the GDPR and other laws and regulations relating to privacy, data protection, and information security may be modified or subject to new or different interpretations or may be modified in the future, or modifications or enhancements that we make to our products may subject us to GDPR, or we otherwise may become, or have it asserted that we are, subject to the GDPR or other laws or regulations relating to privacy, data protection, or information security. If we are, or are asserted to be, subject to the GDPR, we may need to take steps to cause our processes to be compliant with applicable portions of the GDPR, but we cannot assure you that we will be able to implement changes in a timely manner or without significant disruption to our business, or that such steps will be effective, and we may face the risk of liability under the GDPR.

The scope and interpretation of the laws that are or may be applicable to us are often uncertain and may be conflicting, as a result of the rapidly evolving regulatory framework for privacy issues worldwide. For example, laws relating to the liability of providers of online services for activities of their users and other third parties are currently being tested by a number of claims, including actions based on invasion of privacy and other torts, unfair competition, copyright and trademark infringement, and other theories based on the nature and content of the materials searched, the ads posted, or the content provided by users. As a result of the laws that are or may be applicable to us, and due to the

Confidential Treatment Requested by Bill.com Holdings, Inc.

Pursuant to 17 C.F.R Section 200.83

sensitive nature of the information we collect, we have implemented policies and procedures to preserve and protect our data and our customers’ data against loss, misuse, corruption, misappropriation caused by systems failures, or unauthorized access. If our policies, procedures, or measures relating to privacy, data protection, information security, marketing, or customer communications fail to comply with laws, regulations, policies, legal obligations, or industry standards, we may be subject to governmental enforcement actions, litigation, regulatory investigations, fines, penalties, and negative publicity, and could cause our application providers, customers and partners to lose trust in us, and have an adverse effect on our business, operating results, and financial condition.

In addition to government regulation, privacy advocates and industry groups may propose new and different self-regulatory standards that may apply to us. Because the interpretation and application of privacy, data protection and information security laws, regulations, rules, and other standards are still uncertain, it is possible that these laws, rules, regulations, and other actual or alleged legal obligations, such as contractual or self-regulatory obligations, may be interpreted and applied in a manner that is inconsistent with our existing data management practices or the functionality of our platform. If so, in addition to the possibility of fines, lawsuits and other claims, we could be required to fundamentally change our business activities and practices or modify our software, which could have an adverse effect on our business.

Any failure or perceived failure by us to comply with laws, regulations, policies, legal, or contractual obligations, industry standards, or regulatory guidance relating to privacy, data protection, or information security, may result in governmental investigations and enforcement actions, litigation, fines and penalties, or adverse publicity, and could cause our customers and partners to lose trust in us, which could have an adverse effect on our reputation and business. We expect that there will continue to be new proposed laws, regulations, and industry standards relating to privacy, data protection, information security, marketing, and consumer communications, and we cannot determine the impact such future laws, regulations, and standards may have on our business. Future laws, regulations, standards, and other obligations or any changed interpretation of existing laws or regulations could impair our ability to develop and market new functionality and maintain and grow our customer base and increase revenue. Future restrictions on the collection, use, sharing, or disclosure of data, or additional requirements for express or implied consent of our customers, partners, or end users for the use and disclosure of such information could require us to incur additional costs or modify our platform, possibly in a material manner, and could limit our ability to develop new functionality.

If we are not able to comply with these laws or regulations, or if we become liable under these laws or regulations, we could be directly harmed, and we may be forced to implement new measures to reduce our exposure to this liability. This may require us to expend substantial resources or to discontinue certain products, which would negatively affect our business, financial condition, and operating results. In addition, the increased attention focused upon liability issues as a result of lawsuits and legislative proposals could harm our reputation or otherwise adversely affect the growth of our business. Furthermore, any costs incurred as a result of this potential liability could harm our operating results.

We, our strategic partners, our customers, and others who use our services obtain and process a large amount of sensitive data. Any real or perceived improper or unauthorized use of, disclosure of, or access to such data could harm our reputation as a trusted brand, as well as have a material adverse effect on our business.

We, our strategic partners, our customers, and the third-party vendors and data centers that we use, obtain and process large amounts of sensitive data, including data related to our customers and their transactions, as well as other data of the counterparties to their payments. We face risks, including to our reputation as a trusted brand, in the handling and protection of this data, and these risks will increase as our business continues to expand to include new products and technologies.

Confidential Treatment Requested by Bill.com Holdings, Inc.

Pursuant to 17 C.F.R Section 200.83

Cybersecurity incidents and malicious internet-based activity continue to increase generally, and providers of cloud-based services have frequently been targeted by such attacks. These cybersecurity challenges, including threats to our own IT infrastructure or those of our customers or third-party providers, may take a variety of forms ranging from stolen bank accounts, business email compromise, customer employee fraud, account takeover, check fraud or cybersecurity attacks, to “mega breaches” targeted against cloud-based services and other hosted software, which could be initiated by individual or groups of hackers or sophisticated cyber criminals. A cybersecurity incident or breach could result in disclosure of confidential information and intellectual property, or cause production downtimes and compromised data. We have in the past experienced cybersecurity incidents of limited scale. We may be unable to anticipate or prevent techniques used in the future to obtain unauthorized access or to sabotage systems because they change frequently and often are not detected until after an incident has occurred. As we increase our customer base and our brand becomes more widely known and recognized, third parties may increasingly seek to compromise our security controls or gain unauthorized access to our sensitive corporate information or our customers’ data.

We have administrative, technical, and physical security measures in place, and we have policies and procedures in place to contractually require service providers to whom we disclose data to implement and maintain reasonable privacy, data protection, and information security measures. However, if our privacy protection, data protection, or information security measures or those of the previously mentioned third parties are inadequate or are breached as a result of third-party action, employee or contractor error, malfeasance, malware, phishing, hacking attacks, system error, software bugs or defects in our products, trickery, process failure, or otherwise, and, as a result, there is improper disclosure of, or someone obtains unauthorized access to or exfiltrates funds or sensitive information, including personally identifiable information, on our systems or our partners’ systems, or if we suffer a ransomware or advanced persistent threat attack, or if any of the foregoing is reported or perceived to have occurred, our reputation and business could be damaged. Recent high-profile security breaches and related disclosures of sensitive data by large institutions suggest that the risk of such events is significant, even if privacy data protection, and information security measures are implemented and enforced. If sensitive information is lost or improperly disclosed or threatened to be disclosed, we could incur significant costs associated with remediation and the implementation of additional security measures, and may incur significant liability and financial loss, and be subject to regulatory scrutiny, investigations, proceedings, and penalties

In addition, our financial institution strategic partners conduct regular audits of our cybersecurity program, and if any of them were to conclude that our systems and procedures are insufficiently rigorous, they could terminate their relationships with us, and our financial results and business could be adversely affected. Under our terms of service and our contracts with strategic partners, if there is a breach of payment information that we store, we could be liable to the partner for their losses and related expenses. Additionally, if our own confidential business information were improperly disclosed, our business could be materially and adversely affected. A core aspect of our business is the reliability and security of our platform. Any perceived or actual breach of security, regardless of how it occurs or the extent of the breach, could have a significant impact on our reputation as a trusted brand, cause us to lose existing partners or other customers, prevent us from obtaining new partners and other customers, require us to expend significant funds to remedy problems caused by breaches and implement measures to prevent further breaches, and expose us to legal risk and potential liability including those resulting from governmental or regulatory investigations, class action litigation, and costs associated with remediation, such as fraud monitoring and forensics. Any actual or perceived security breach at a company providing services to us or our customers could have similar effects. Further, as the current COVID-19 pandemic continues to result in a significant number of people working from home, these cybersecurity risks may be heightened by an increased attack surface across our business and those of our partners and service providers. We have heightened monitoring

Confidential Treatment Requested by Bill.com Holdings, Inc.

Pursuant to 17 C.F.R Section 200.83

in the face of such risks, but cannot guarantee that our efforts, or the efforts of those upon whom we rely and partner with, will be successful in preventing any such information security incidents.

While we maintain cybersecurity insurance, our insurance may be insufficient or may not cover all liabilities incurred by such attacks. We also cannot be certain that our insurance coverage will be adequate for data handling or data security liabilities actually incurred, that insurance will continue to be available to us on economically reasonable terms, or at all, or that any insurer will not deny coverage as to any future claim. The successful assertion of one or more large claims against us that exceed available insurance coverage, or the occurrence of changes in our insurance policies, including premium increases or the imposition of large deductible or co-insurance requirements, could have a material adverse effect on our business, including our financial condition, operating results, and reputation.

We currently handle cross-border payments and plan to expand our offering to new customers and to make payments to new countries, creating a variety of operational challenges.

A component of our growth strategy involves our cross-border payments product and, ultimately, expanding our operations internationally. Although we do not currently serve customers outside the United States, starting in 2018 we introduced cross-border payments through our relationship with Cambridge Mercantile, and now offer our United States-based customers the ability to disburse funds to over 130 countries. We are continuing to adapt to and develop strategies to address payments to new countries. However, there is no guarantee that such efforts will have the desired effect.

Our cross-border payments product and international operations strategy involve a variety of risks, including:

•	changes in financial regulations and our ability to comply and obtain any relevant licenses;

•	currency exchange rate fluctuations and the resulting effect on our revenue and expenses, and the cost and risk of entering into hedging transactions;

•	reduction in cross-border trade resulting from trade sanctions, other trade regulations, and relations;

•	potential application of more stringent regulations relating to privacy, data protection, and information security, and the authorized use of, or access to, commercial and personal information;

•	potential changes in trade relations, regulations, or laws;

•

exposure to liabilities under anti-corruption and anti-money laundering laws, including the U.S. Foreign Corrupt Practices Act (FCPA), U.S. bribery laws, the UK Bribery Act, and similar laws and regulations in other jurisdictions; and

•	unexpected changes in tax laws.

If we invest substantial time and resources to further expand our cross-border payments offering and are unable to do so successfully and in a timely manner, our business and operating results may suffer.

Future acquisitions, strategic investments, partnerships, collaborations, or alliances could be difficult to identify and integrate, divert the attention of management, disrupt our business, dilute stockholder value, and adversely affect our operating results and financial condition.

We may in the future seek to acquire or invest in businesses, products, or technologies that we believe could complement or expand our platform, enhance our technical capabilities, or otherwise

Confidential Treatment Requested by Bill.com Holdings, Inc.

Pursuant to 17 C.F.R Section 200.83

offer growth opportunities. The pursuit of potential acquisitions may divert the attention of management and cause us to incur various expenses in identifying, investigating, and pursuing suitable acquisitions, whether or not such acquisitions are completed. In addition, we have no experience in acquiring other businesses, and we may not successfully identify desirable acquisition targets, or if we acquire additional businesses, we may not be able to integrate them effectively following the acquisition. Acquisitions could also result in dilutive issuances of equity securities or the incurrence of debt, as well as unfavorable accounting treatment and exposure to claims and disputes by third parties, including intellectual property claims. We also may not generate sufficient financial returns to offset the costs and expenses related to any acquisitions. In addition, if an acquired business fails to meet our expectations, our business, operating results, and financial condition may suffer.

We use open source software in our products, which could subject us to litigation or other actions.

We use open source software in our products. From time to time, there have been claims challenging the ownership of open source software against companies that incorporate it into their products. As a result, we could be subject to lawsuits by parties claiming ownership of what we believe to be open source software. Litigation could be costly for us to defend, have a negative effect on our operating results and financial condition, or require us to devote additional research and development resources to change our products. In addition, if we were to combine our proprietary software products with open source software in a certain manner under certain open source licenses, we could be required to release the source code of our proprietary software products. If we inappropriately use or incorporate open source software subject to certain types of open source licenses that challenge the proprietary nature of our products, we may be required to re-engineer such products, discontinue the sale of such products, or take other remedial actions.

If we fail to maintain and enhance our brand, our ability to expand our customer base will be impaired and our business, operating results, and financial condition may suffer.

We believe that maintaining and enhancing the Bill.com brand is important to support the marketing and sale of our existing and future products to new customers and strategic partners and to expand sales of our platform to existing customers and strategic partners. Our ability to protect our brand is limited as a result of its descriptive nature. Successfully maintaining and enhancing our brand will depend largely on the effectiveness of our marketing and demand generation efforts, our ability to provide reliable products that continue to meet the needs of our customers at competitive prices, our ability to maintain our customers’ trust, our ability to continue to develop new functionality and products, and our ability to successfully differentiate our platform and products from competitive products and services. Our brand promotion activities may not generate customer awareness or yield increased revenue, and even if they do, any increased revenue may not offset the expenses we incur in building our brand. If we fail to successfully promote and maintain our brand, our business could suffer.

If we fail to adequately protect our proprietary rights, our competitive position could be impaired and we may lose valuable assets, generate less revenue and incur costly litigation to protect our rights.

Our success is dependent, in part, upon protecting our proprietary technology. We rely on a combination of patents, copyrights, trademarks, service marks, trade secret laws, and contractual provisions to establish and protect our proprietary rights. However, the steps we take to protect our intellectual property may be inadequate. While we have been issued patents in the United States and have additional patent applications pending, we may be unable to obtain patent protection for the technology covered in our patent applications. In addition, any patents issued in the future may not

Confidential Treatment Requested by Bill.com Holdings, Inc.

Pursuant to 17 C.F.R Section 200.83

provide us with competitive advantages or may be successfully challenged by third parties. Any of our patents, trademarks, or other intellectual property rights may be challenged or circumvented by others or invalidated through administrative process or litigation. There can be no guarantee that others will not independently develop similar products, duplicate any of our products, or design around our patents. Furthermore, legal standards relating to the validity, enforceability, and scope of protection of intellectual property rights are uncertain. Despite our precautions, it may be possible for unauthorized third parties to copy our products and use information that we regard as proprietary to create products and services that compete with ours.

No assurance can be given that these agreements will be effective in controlling access to and distribution of our products and proprietary information. Further, these agreements do not prevent our competitors or partners from independently developing technologies that are substantially equivalent or superior to our platform.

We have been in the past, and may in the future be, subject to intellectual property disputes, which are costly and may subject us to significant liability and increased costs of doing business.

We have been in the past and may in the future become subject to intellectual property disputes. Lawsuits are time-consuming and expensive to resolve and they divert management’s time and attention. Although we carry insurance, our insurance may not cover potential claims of this type or may not be adequate to indemnify us for all liability that may be imposed. We cannot predict the outcome of lawsuits and cannot assure you that the results of any such actions will not have an adverse effect on our business, operating results, or financial condition.

The software industry is characterized by the existence of many patents, copyrights, trademarks, trade secrets, and other intellectual and proprietary rights. Companies in the software industry are often required to defend against litigation claims based on allegations of infringement or other violations of intellectual property rights. Our technologies may not be able to withstand any third-party claims against their use. In addition, many companies have the capability to dedicate substantially greater resources to enforce their intellectual property rights and to defend claims that may be brought against them. Any litigation may also involve patent holding companies or other adverse patent owners that have no relevant product revenue, and therefore, our patents may provide little or no deterrence as we would not be able to assert them against such entities or individuals. If a third party is able to obtain an injunction preventing us from accessing such third-party intellectual property rights, or if we cannot license or develop alternative technology for any infringing aspect of our business, we would be forced to limit or stop sales of our software or cease business activities related to such intellectual property. Any inability to license third-party technology in the future would have an adverse effect on our business or operating results and would adversely affect our ability to compete. We may also be contractually obligated to indemnify our customers in the event of infringement of a third party’s intellectual property rights. Responding to such claims, regardless of their merit, can be time consuming, costly to defend, and damaging to our reputation and brand.

Indemnity provisions in various agreements potentially expose us to substantial liability for intellectual property infringement, data protection, and other losses.

Our agreements with strategic partners and some larger customers include indemnification provisions under which we agree to indemnify them for losses suffered or incurred as a result of claims of intellectual property infringement, data protection, damages caused by us to property or persons, or other liabilities relating to or arising from our platform or other contractual obligations. Some of these indemnity agreements provide for uncapped liability and some indemnity provisions survive termination or expiration of the applicable agreement. Large indemnity payments could harm our business,

Confidential Treatment Requested by Bill.com Holdings, Inc.

Pursuant to 17 C.F.R Section 200.83

operating results, and financial condition. Although we normally limit our liability with respect to such obligations in our contracts with direct customers and with customers acquired through our accounting firm partners, we may still incur substantial liability, and we may be required to cease use of certain functions of our platform or products, as a result of IP-related claims. Any dispute with a customer with respect to these obligations could have adverse effects on our relationship with that customer and other existing or new customers, and harm our business and operating results. In addition, although we carry insurance, our insurance may not be adequate to indemnify us for all liability that may be imposed, or otherwise protect us from liabilities or damages with respect to claims alleging compromises of customer data, and any such coverage may not continue to be available to us on acceptable terms or at all.

Changes to payment card networks fees or rules could harm our business.

We are required to comply with Mastercard, American Express, and Visa payment card network operating rules in connection with our virtual card payments service and our subscription billing engine. We have agreed to reimburse our service providers for any fines they are assessed by payment card networks as a result of any rule violations by us. We may also be directly liable to the payment card networks for rule violations. The payment card networks set and interpret the card operating rules. The payment card networks could adopt new operating rules or interpret or reinterpret existing rules that we or our processors might find difficult or even impossible to follow, or costly to implement. We also may seek to introduce other card-related products in the future, which would entail additional operating rules. As a result of any violations of rules, new rules being implemented, or increased fees, we could lose our ability to make payments using virtual cards, or such payments could become prohibitively expensive for us or for our customers. If we are unable to make customer payments to vendors using virtual cards, our business would be adversely affected.

Our business is subject to extensive government regulation and oversight. Our failure to comply with extensive, complex, overlapping, and frequently changing rules, regulations, and legal interpretations could materially harm our business.

Our success and increased visibility may result in increased regulatory oversight and enforcement and more restrictive rules and regulations that apply to our business. We are subject to a wide variety of local, state, federal, and international laws, rules, regulations, licensing schemes, and industry standards in the United States and in other countries in which we operate. These laws, rules, regulations, licensing schemes, and standards govern numerous areas that are important to our business. In addition to the payments and financial services-related regulations, and the privacy, data protection, and information security-related laws described elsewhere, our business is also subject to, without limitation, rules and regulations applicable to: securities, labor and employment, immigration, competition, and marketing and communications practices. Laws, rules, regulations, licensing schemes, and standards applicable to our business are subject to changes and evolving interpretations and application, including by means of legislative changes and/or executive orders, and it can be difficult to predict how they may be applied to our business and the way we conduct our operations, particularly as we introduce new products and services and expand into new jurisdictions. We may not be able to respond quickly or effectively to regulatory, legislative, and other developments, and these changes may in turn impair our ability to offer our existing or planned features, products, and services and/or increase our cost of doing business.

Although we have a compliance program focused on the laws, rules, regulations, licensing schemes, and industry standards that we have assessed as applicable to our business and we are continually investing more in this program, there can be no assurance that our employees or contractors will not violate such laws, rules, regulations, licensing schemes, and industry standards. Any failure or perceived failure to comply with existing or new laws, rules, regulations, licensing

Confidential Treatment Requested by Bill.com Holdings, Inc.

Pursuant to 17 C.F.R Section 200.83

schemes, industry standards, or orders of any governmental authority (including changes to or expansion of the interpretation of those laws, regulations, standards or orders), may:

•

subject us to significant fines, penalties, criminal and civil lawsuits, license suspension or revocation, forfeiture of significant assets, audits, inquiries, whistleblower complaints, adverse media coverage, investigations, and enforcement actions in one or more jurisdictions levied by federal, state, local or foreign regulators, state attorneys general and private plaintiffs who may be acting as private attorneys general pursuant to various applicable federal, state, and local laws;

•	result in additional compliance and licensure requirements;

•	increase regulatory scrutiny of our business; and

•	restrict our operations and force us to change our business practices or compliance program, make product or operational changes, or delay planned product launches or improvements.

The complexity of U.S. federal and state regulatory and enforcement regimes, coupled with the scope of our international operations and the evolving regulatory environment, could result in a single event giving rise to many overlapping investigations and legal and regulatory proceedings by multiple government authorities in different jurisdictions.

Any of the foregoing could, individually or in the aggregate, harm our reputation as a trusted provider, damage our brands and business, cause us to lose existing customers, prevent us from obtaining new customers, require us to expend significant funds to remedy problems caused by breaches and to avert further breaches, expose us to legal risk and potential liability, and adversely affect our results of operations and financial condition.

We may require additional capital to support the growth of our business, and this capital might not be available on acceptable terms, if at all.

We have funded our operations since inception primarily through equity financings, sales of subscriptions to our products, and usage-based transaction fees. We cannot be certain when or if our operations will generate sufficient cash to fully fund our ongoing operations or the growth of our business. We intend to continue to make investments to support our business, which may require us to engage in equity or debt financings to secure additional funds. Additional financing may not be available on terms favorable to us, if at all. If adequate funds are not available on acceptable terms, we may be unable to invest in future growth opportunities, which could harm our business, operating results, and financial condition. If we incur additional debt, the debt holders would have rights senior to holders of common stock to make claims on our assets, and the terms of any debt could restrict our operations, including our ability to pay dividends on our common stock. Furthermore, if we issue additional equity securities, stockholders will experience dilution, and the new equity securities could have rights senior to those of our common stock. The trading prices for our common stock and other technology companies have been highly volatile as a result of the COVID-19 pandemic and related governmental actions, which may reduce our ability to access capital on favorable terms or at all. In addition, a recession, depression or other sustained adverse market event resulting from the spread of COVID-19 could materially and adversely affect our business and the value of our common stock. Because our decision to issue securities in the future will depend on numerous considerations, including factors beyond our control, we cannot predict or estimate the amount, timing, or nature of any future issuances of debt or equity securities. As a result, our stockholders bear the risk of future issuances of debt or equity securities reducing the value of our common stock and diluting their interests.

Confidential Treatment Requested by Bill.com Holdings, Inc.

Pursuant to 17 C.F.R Section 200.83

Our ability to use our net operating losses to offset future taxable income may be subject to certain limitations.

As of June 30, 2019, we had U.S. federal net operating loss (NOL) carryforwards of approximately $104.2 million and state net operating loss carryforwards of approximately $71.3 million. Some of the federal and material state net operating loss carryforwards will begin to expire in 2026. As of June 30, 2019, we had U.S. federal research and development tax credit carryforwards of approximately $4.7 million and state research and development tax credit carryforwards of approximately $4.3 million. In general, under Sections 382 and 383 of the United States Internal Revenue Code of 1986, as amended, or the Code, a corporation that undergoes an “ownership change” is subject to limitations on its ability to utilize its pre-change NOLs and other tax attributes such as research tax credits to offset future taxable income. If it is determined that we have in the past experienced an ownership change, or if we undergo one or more ownership changes as a result of this offering or future transactions in our stock, then our ability to utilize NOLs and other pre-change tax attributes could be limited by Sections 382 and 383 of the Code. Future changes in our stock ownership, many of which are outside of our control, could result in an ownership change under Sections 382 or 383 of the Code. Furthermore, our ability to utilize NOLs of companies that we may acquire in the future may be subject to limitations. For these reasons, we may not be able to utilize a material portion of the NOLs, even if we were to achieve profitability.

On March 27, 2020, the Coronavirus Aid, Relief, and Economic Security Act (CARES Act) was signed into law. The CARES Act changes certain provisions of the Tax Cuts and Jobs Act, which was enacted on December 22, 2017 (the 2017 Tax Act). Under the CARES Act, NOLs arising in taxable years beginning after December 31, 2017 and before January 1, 2021 may be carried back to each of the five taxable years preceding the taxable year of such loss, but NOLs arising in taxable years beginning after December 31, 2020 may not be carried back. In addition, under the 2017 Tax Act, as modified by the CARES Act, our federal net operating losses generated in taxable years beginning after December 31, 2017, may be carried forward indefinitely, but the deductibility of such federal net operating losses generated in taxable years beginning after December 31, 2017 is limited to 80% of current year taxable income in taxable years beginning after December 31, 2020. The CARES Act did not have material impact to the company’s financial statements due to the Company’s historical losses and valuation allowance positions. Any future changes in tax laws could impact our ability to utilize NOLs in future years and may result in greater tax liabilities than we would otherwise incur and adversely affect our cash flows and financial position.

We could be required to collect additional sales taxes or be subject to other tax liabilities that may increase the costs our customers would have to pay for our offering and adversely affect our operating results.

The vast majority of states have considered or adopted laws that impose tax collection obligations on out-of-state companies. States where we have nexus may require us to calculate, collect, and remit taxes on sales in their jurisdiction. Additionally, the Supreme Court of the United States recently ruled in South Dakota v. Wayfair, Inc. et. al. (Wayfair) that online sellers can be required to collect sales and use tax despite not having a physical presence in the buyer’s state. In response to Wayfair, or otherwise, states or local governments may enforce laws requiring us to calculate, collect, and remit taxes on sales in their jurisdictions. We may be obligated to collect and remit sales and use tax in states in which we have not collected and remitted sales and use tax. A successful assertion by one or more states requiring us to collect taxes where we historically have not or presently do not do so could result in substantial tax liabilities, including taxes on past sales, as well as penalties and interest. The imposition by state governments or local governments of sales tax collection obligations on out-of-state sellers could also create additional administrative burdens for us, put us at a perceived competitive disadvantage if they do not impose similar obligations on our competitors, and decrease our future sales, which could adversely affect our business and operating results.

Confidential Treatment Requested by Bill.com Holdings, Inc.

Pursuant to 17 C.F.R Section 200.83

Changes in our effective tax rate or tax liability may adversely affect our operating results.

Our effective tax rate could increase due to several factors, including:

•	changes in the relative amounts of income before taxes in the various jurisdictions in which we operate due to differing statutory tax rates in various jurisdictions;

•	changes in tax laws, tax treaties, and regulations or the interpretation of them, including the 2017 Tax Act as modified by the CARES Act;

•

changes to our assessment about our ability to realize our deferred tax assets that are based on estimates of our future results, the prudence and feasibility of possible tax planning strategies, and the economic and political environments in which we do business;

•	the outcome of current and future tax audits, examinations, or administrative appeals; and

•	limitations or adverse findings regarding our ability to do business in some jurisdictions.

Any of these developments could adversely affect our operating results.

Natural catastrophic events, pandemics, and man-made problems such as power-disruptions, computer viruses, data security breaches, and terrorism may disrupt our business.

Natural disasters, pandemics such as COVID-19, or other catastrophic events may cause damage or disruption to our operations, international commerce and the global economy, and thus could harm our business. We have a large employee presence in Palo Alto, California and a smaller presence in Houston, Texas, and our data centers are located in California and Arizona. The west coast of the United States contains active earthquake zones and the Houston area frequently experiences significant hurricanes. In the event of a major earthquake, hurricane or catastrophic event such as fire, power loss, telecommunications failure, vandalism, cyber-attack, war, or terrorist attack, we may be unable to continue our operations and may endure system interruptions, reputational harm, delays in our application development, lengthy interruptions in our products, breaches of data security, and loss of critical data, all of which could harm our business, operating results, and financial condition.

Additionally, as computer malware, viruses, and computer hacking, fraudulent use attempts, and phishing attacks have become more prevalent, we, and third parties upon which we rely, face increased risk in maintaining the performance, reliability, security, and availability of our solutions and related services and technical infrastructure to the satisfaction of our customers. Any computer malware, viruses, computer hacking, fraudulent use attempts, phishing attacks, or other data security breaches related to our network infrastructure or information technology systems or to computer hardware we lease from third parties, could, among other things, harm our reputation and our ability to retain existing customers and attract new customers.

In addition, the insurance we maintain may be insufficient to cover our losses resulting from disasters, cyber-attacks, or other business interruptions, and any incidents may result in loss of, or increased costs of, such insurance.

We are obligated to develop and maintain proper and effective internal control over financial reporting, and if we fail to develop and maintain an effective system of disclosure controls and internal control over financial reporting, our ability to produce timely and accurate financial statements or comply with applicable laws and regulations could be impaired.

We are subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (Exchange Act), the Sarbanes-Oxley Act of 2002 (Sarbanes-Oxley Act), the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, the listing requirements of the NYSE, and other

Confidential Treatment Requested by Bill.com Holdings, Inc.

Pursuant to 17 C.F.R Section 200.83

applicable securities rules and regulations. Compliance with these rules and regulations will increase our legal and financial compliance costs, make some activities more difficult, time consuming, or costly, and increase demand on our systems and resources, particularly after we are no longer an emerging growth company. The Exchange Act requires, among other things, that we file annual, quarterly, and current reports with respect to our business and operating results. The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal control over financial reporting. It may require significant resources and management oversight to maintain and, if necessary, improve our disclosure controls and procedures and internal control over financial reporting to meet this standard. As a result, management’s attention may be diverted from other business concerns, which could adversely affect our business and operating results. Although we have already hired additional employees to comply with these requirements, we may need to hire more employees in the future or engage outside consultants, which would increase our costs and expenses. Furthermore, for fiscal 2018, we identified material weaknesses in our internal control over financial reporting relating to our financial statement close process and reconciliation of funds held for customers. While no material weaknesses were identified in fiscal 2019, our remediation efforts are still ongoing and there can be no assurance that we will not experience additional material weaknesses in the future.

We will also be required, pursuant to Section 404 of the Sarbanes-Oxley Act (Section 404), to furnish a report by management on, among other things, the effectiveness of our internal control over financial reporting commencing with our second annual report on Form 10-K. Effective internal control over financial reporting is necessary for us to provide reliable financial reports and, together with adequate disclosure controls and procedures, are designed to prevent fraud. Any failure to implement required new or improved controls, or difficulties encountered in their implementation, could cause us to fail to meet our reporting obligations. Ineffective internal controls could also cause investors to lose confidence in our reported financial information, which could have a negative effect on the trading price of our common stock.

This assessment will need to include disclosure of any material weaknesses identified by our management in our internal control over financial reporting, as well as a statement that our independent registered public accounting firm has issued an opinion on the effectiveness of our internal control over financial reporting, provided that our independent registered public accounting firm will not be required to attest to the effectiveness of our internal control over financial reporting until our first annual report required to be filed with the SEC following the later of the date we are deemed to be an “accelerated filer” or a “large accelerated filer,” each as defined in the Exchange Act, or the date we are no longer an emerging growth company, as defined in the JOBS Act. We could be an emerging growth company for up to five years. An independent assessment of the effectiveness of our internal controls could detect problems that our management’s assessment might not. Undetected material weaknesses in our internal controls could lead to financial statement restatements and require us to incur the expense of remediation. We will be required to disclose changes made in our internal control and procedures on a quarterly basis. To comply with the requirements of being a public company, we may need to undertake various actions, such as implementing new internal controls and procedures and hiring accounting or internal audit staff.

We are in the early stages of the costly and challenging process of compiling the system and processing documentation necessary to perform the evaluation needed to comply with Section 404. We may not be able to complete our evaluation, testing, and any required remediation in a timely fashion. During the evaluation and testing process, if we identify material weaknesses in our internal control over financial reporting, we will be unable to assert that our internal control over financial reporting is effective.

If we are unable to assert that our internal control over financial reporting is effective, or if our independent registered public accounting firm is unable to express an opinion on the effectiveness of

Confidential Treatment Requested by Bill.com Holdings, Inc.

Pursuant to 17 C.F.R Section 200.83

our internal control, including as a result of the material weakness described above, we could lose investor confidence in the accuracy and completeness of our financial reports, which could cause the price of our common stock to decline, and we may be subject to investigation or sanctions by the SEC. In addition, if we are unable to continue to meet these requirements, we may not be able to remain listed on the NYSE.

Our reported financial results may be adversely affected by changes in accounting principles generally accepted in the United States.

U.S. generally accepted accounting principles (GAAP) is subject to interpretation by the Financial Accounting Standards Board (FASB), the SEC and various bodies formed to promulgate and interpret appropriate accounting principles. A change in these principles or interpretations could have a significant effect on our reported operating results and financial condition and could affect the reporting of transactions already completed before the announcement of a change.

If our estimates or judgments relating to our critical accounting policies prove to be incorrect, our operating results could be adversely affected.

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, as provided in the section titled “Management’s Discussion and Analysis of Financial Condition and Operating Results—Critical Accounting Policies and Estimates.” The results of these estimates form the basis for making judgments about the carrying values of assets, liabilities, and equity, and the amount of revenue and expenses that are not readily apparent from other sources. Significant estimates and judgments involve the identification of performance obligations in revenue recognition, the valuation of the stock-based awards, including the determination of fair value of common stock, and the period of benefit for amortizing deferred commissions, among others. Our operating results may be adversely affected if our assumptions change or if actual circumstances differ from those in our assumptions, which could cause our operating results to fall below the expectations of securities analysts and investors, resulting in a decline in the trading price of our common stock.

Any future litigation against us could be costly and time-consuming to defend.

In addition to intellectual property litigation, we have in the past and may in the future become subject to legal proceedings and claims that arise in the ordinary course of business, such as claims brought by our customers in connection with commercial disputes, employment claims made by our current or former employees, or claims for reimbursement following misappropriation of customer data. Litigation might result in substantial costs and may divert management’s attention and resources, which might seriously harm our business, overall financial condition, and operating results. Insurance might not cover such claims, might not provide sufficient payments to cover all the costs to resolve one or more such claims, and might not continue to be available on terms acceptable to us. A claim brought against us that is uninsured or underinsured could result in unanticipated costs, thereby reducing our operating results and leading analysts or potential investors to reduce their expectations of our performance, which could reduce the trading price of our stock.

The estimates of market opportunity and forecasts of market growth included in this prospectus may prove to be inaccurate, and even if the market in which we compete achieves the forecasted growth, our business could fail to grow at similar rates, if at all.

Market opportunity estimates and growth forecasts included in this prospectus, including those we have generated ourselves, are subject to significant uncertainty and are based on assumptions and

Confidential Treatment Requested by Bill.com Holdings, Inc.

Pursuant to 17 C.F.R Section 200.83

estimates that may not prove to be accurate. The variables that go into the calculation of our market opportunity are subject to change over time, and there is no guarantee that any particular number or percentage of addressable users or companies covered by our market opportunity estimates will purchase our products at all or generate any particular level of revenue for us. Any expansion in our market depends on a number of factors, including the cost, performance, and perceived value associated with our platform and those of our competitors. Even if the market in which we compete meets the size estimates and growth forecasted in this prospectus, our business could fail to grow at similar rates, if at all. Our growth is subject to many factors, including our success in implementing our business strategy, which is subject to many risks and uncertainties. Accordingly, the forecasts of market growth included in this prospectus should not be taken as indicative of our future growth. For more information regarding the estimates of market opportunity and the forecasts of market growth included in this prospectus, see the section titled “Industry and Market Data.”

We are subject to governmental laws and requirements regarding economic and trade sanctions, anti-money laundering, and counter-terror financing that could impair our ability to compete in international markets or subject us to criminal or civil liability if we violate them.

Although we currently only operate in the United States, in the future we will seek to expand internationally and will become subject to additional laws and regulations, and will need to implement new regulatory controls to comply with applicable laws. We are currently required to comply with U.S. economic and trade sanctions administered by the U.S. Department of Treasury’s Office of Foreign Assets Control (OFAC) and we have processes in place to comply with the OFAC regulations as well as similar requirements in other jurisdictions. As part of our compliance efforts, we scan our customers against OFAC and other watchlists. While we offer services only to customers domiciled in the United States, our application could be accessed from anywhere in the world. If our service is accessed from a sanctioned country in violation of the trade and economic sanctions, we could be subject to fines or other enforcement action. We are also subject to various anti-money laundering and counter-terrorist financing laws and regulations around the world that prohibit, among other things, our involvement in transferring the proceeds of criminal activities. In the United States, most of our services are subject to anti-money laundering laws and regulations, including the Bank Secrecy Act, as amended (BSA), and similar laws and regulations. The BSA, among other things, requires money transmitters to develop and implement risk-based anti-money laundering programs, to report large cash transactions and suspicious activity, and in some cases, to collect and maintain information about customers who use their services and maintain other transaction records. Regulators in the United States and globally continue to increase their scrutiny of compliance with these obligations, which may require us to further revise or expand our compliance program, including the procedures we use to verify the identity of our customers and to monitor transactions on our system, including payments to persons outside of the United States. Regulators regularly re-examine the transaction volume thresholds at which we must obtain and keep applicable records or verify identities of customers, and any change in such thresholds could result in greater costs for compliance.

We are subject to anti-corruption, anti-bribery, and similar laws, and non-compliance with such laws can subject us to criminal or civil liability and harm our business.

We are subject to the FCPA, U.S. domestic bribery laws, and other anti-corruption laws. Anti-corruption and anti-bribery laws have been enforced aggressively in recent years and are interpreted broadly to generally prohibit companies, their employees, and their third-party intermediaries from authorizing, offering, or providing, directly or indirectly, improper payments or benefits to recipients in the public sector. These laws also require that we keep accurate books and records and maintain internal controls and compliance procedures designed to prevent any such actions. Although we currently only maintain operations in the United States, as we increase our international cross-border business and expand operations abroad, we may engage with business partners and third-party

Confidential Treatment Requested by Bill.com Holdings, Inc.

Pursuant to 17 C.F.R Section 200.83

intermediaries to market our services and to obtain necessary permits, licenses, and other regulatory approvals. In addition, we or our third-party intermediaries may have direct or indirect interactions with officials and employees of government agencies or state-owned or affiliated entities. We can be held liable for the corrupt or other illegal activities of these third-party intermediaries, our employees, representatives, contractors, partners, and agents, even if we do not explicitly authorize such activities.

We cannot assure you that all of our employees and agents will not take actions in violation of our policies and applicable law, for which we may be ultimately held responsible. As we increase our international business, our risks under these laws may increase.

Detecting, investigating, and resolving actual or alleged violations of anti-corruption laws can require a significant diversion of time, resources, and attention from senior management. In addition, noncompliance with anti-corruption or anti-bribery laws could subject us to whistleblower complaints, investigations, sanctions, settlements, prosecution, enforcement actions, fines, damages, other civil or criminal penalties, injunctions, suspension or debarment from contracting with certain persons, reputational harm, adverse media coverage, and other collateral consequences. If any subpoenas are received or investigations are launched, or governmental or other sanctions are imposed, or if we do not prevail in any possible civil or criminal proceeding, our business, operating results, and financial condition could be materially harmed. In addition, responding to any action will likely result in a materially significant diversion of management’s attention and resources and significant defense costs and other professional fees.

Our Senior Secured Credit Facilities Credit Agreement provides our lenders with a first-priority lien against substantially all of our assets, and contains financial covenants and other restrictions on our actions, which could limit our operational flexibility and otherwise adversely affect our financial condition.

Our Senior Secured Credit Facilities Credit Agreement (Senior Facilities Agreement) restricts our ability to, among other things:

•

use our accounts receivable, inventory, trademarks, and most of our other assets as security in other borrowings or transactions, unless the value of the assets subject thereto does not exceed a certain threshold;

•	incur additional indebtedness;

•	incur liens upon our property;

•	dispose of certain assets;

•	declare dividends or make certain distributions; and

•	undergo a merger or consolidation or other transactions.

Our Senior Facilities Agreement also prohibits us during certain covered time periods from allowing Net Revenue (as defined in the Senior Facilities Agreement) for any fiscal quarter to be less than prescribed minimums. Our ability to comply with this and other covenants is dependent upon several factors, some of which are beyond our control.

Our failure to comply with the covenants or payment requirements, or the occurrence of other events specified in our Senior Facilities Agreement, could result in an event of default under the Senior Facilities Agreement, which would give our lenders the right to terminate its commitments to provide additional loans under the Senior Facilities Agreement and to declare all borrowings outstanding, together with accrued and unpaid interest and fees, to be immediately due and payable. In addition, we have granted our lenders first-priority liens against all of our assets as collateral. Failure to comply with

Confidential Treatment Requested by Bill.com Holdings, Inc.

Pursuant to 17 C.F.R Section 200.83

the covenants or other restrictions in the Senior Facilities Agreement could result in a default. If the debt under our Senior Facilities Agreement was to be accelerated, we may not have sufficient cash on hand or be able to sell sufficient collateral to repay it, which would have an immediate adverse effect on our business and operating results.

If we cannot maintain our company culture as we grow, our success and our business may be harmed.

We believe our culture has been a key contributor to our success to date and that the critical nature of the platform that we provide promotes a sense of greater purpose and fulfillment in our employees. Any failure to preserve our culture could negatively affect our ability to retain and recruit personnel, which is critical to our growth, and to effectively focus on and pursue our corporate objectives. As we grow and develop the infrastructure of a public company, we may find it difficult to maintain these important aspects of our culture. If we fail to maintain our company culture, our business and competitive position may be adversely affected.

We expect fluctuations in our financial results, making it difficult to project future results, and if we fail to meet the expectations of securities analysts or investors with respect to our operating results, our stock price and the value of your investment could decline.

Our operating results have fluctuated in the past and are expected to fluctuate in the future due to a variety of factors, many of which are outside of our control. As a result, our past results may not be indicative of our future performance. In addition to the other risks described herein, factors that may affect our operating results include the following:

•	fluctuations in demand for or pricing of our platform;

•	our ability to attract new customers;

•	our ability to retain and grow engagement with our existing customers;

•	the impact of the COVID-19 pandemic on our employees, customers, strategic partners, vendors, our results of operations, liquidity and financial condition;

•	our ability to expand our relationships with our accounting firm partners, financial institution partners, and accounting software partners, or identify and attract new partners;

•	customer expansion rates;

•	changes in customer preference for cloud-based services as a result of security breaches in the industry or privacy concerns, or other security or reliability concerns regarding our products;

•	fluctuations or delays in purchasing decisions in anticipation of new products or product enhancements by us or our competitors;

•	changes in customers’ budgets and in the timing of their budget cycles and purchasing decisions;

•	potential and existing customers choosing our competitors’ products or developing their own solutions in-house;

•

the development or introduction of new platforms or services that are easier to use or more advanced than our current suite of services, especially related to the application of artificial intelligence-based services;

•	our failure to adapt to new forms of payment that become widely accepted, including cryptocurrency;

Confidential Treatment Requested by Bill.com Holdings, Inc.

Pursuant to 17 C.F.R Section 200.83

•	the adoption or retention of more entrenched or rival services in the international markets where we compete;

•	our ability to control costs, including our operating expenses;

•	the amount and timing of payment for operating expenses, particularly research and development and sales and marketing expenses, including commissions;

•	the amount and timing of non-cash expenses, including stock-based compensation, goodwill impairments, and other non-cash charges;

•	the amount and timing of costs associated with recruiting, training, and integrating new employees, and retaining and motivating existing employees;

•	fluctuation in market interest rates, which impacts interest earned on funds held for customers;

•	the effects of acquisitions and their integration;

•	general economic conditions, both domestically and internationally, as well as economic conditions specifically affecting industries in which our customers participate;

•	the impact of new accounting pronouncements;

•	changes in the competitive dynamics of our market;

•	security breaches of, technical difficulties with, or interruptions to, the delivery and use of our platform; and

•	awareness of our brand and our reputation in our target markets.

Any of these and other factors, or the cumulative effect of some of these factors, may cause our operating results to vary significantly. In addition, we expect to incur significant additional expenses due to the increased costs of operating as a public company. If our quarterly operating results fall below the expectations of investors and securities analysts who follow our stock, the price of our common stock could decline substantially, and we could face costly lawsuits, including securities class action suits.

Risks Related to Ownership of Our Common Stock

The stock price of our common stock has been, and will likely continue to be volatile, and you may lose part or all of your investment.

The market for our common stock has been, and will likely continue to be, volatile. In addition to the factors discussed in this Prospectus, the market price of our common stock may fluctuate significantly in response to numerous factors, many of which are beyond our control, including:

•	overall performance of the equity markets;

•	the global macroeconomic impact of the current COVID-19 pandemic;

•	actual or anticipated fluctuations in our revenue and other operating results;

•	changes in the financial projections we may provide to the public or our failure to meet these projections;

•

failure of securities analysts to initiate or maintain coverage of us, changes in financial estimates by any securities analysts who follow our company, or our failure to meet these estimates or the expectations of investors;

•	recruitment or departure of key personnel;

Confidential Treatment Requested by Bill.com Holdings, Inc.

Pursuant to 17 C.F.R Section 200.83

•	the economy as a whole and market conditions in our industry;

•	negative publicity related to the real or perceived quality of our platform, as well as the failure to timely launch new products and services that gain market acceptance;

•	rumors and market speculation involving us or other companies in our industry;

•	announcements by us or our competitors of new products or services, commercial relationships, or significant technical innovations;

•	acquisitions, strategic partnerships, joint ventures, or capital commitments;

•	new laws or regulations or new interpretations of existing laws or regulations applicable to our business;

•	lawsuits threatened or filed against us, litigation involving our industry, or both;

•	developments or disputes concerning our or other parties’ products, services or intellectual property rights;

•	changes in accounting standards, policies, guidelines, interpretations, or principles;

•	interpretations of any of the above or other factors by trading algorithms, including those that employ natural language processing and related methods to evaluate our public disclosures;

•	other events or factors, including those resulting from war, incidents of terrorism, or responses to these events;

•	the expiration of contractual lock-up agreements; and

•	sales of shares of our common stock by us or our stockholders.

In addition, the stock markets have experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many companies. Stock prices of many companies, and technology companies in particular, have fluctuated in a manner unrelated or disproportionate to the operating performance of those companies. In the past, stockholders have instituted securities class action litigation following periods of market volatility. If we were to become involved in securities litigation, it could subject us to substantial costs, divert resources and the attention of management from our business, and adversely affect our business.

Concentration of ownership of our common stock among our existing executive officers, directors, and principal stockholders may prevent new investors from influencing significant corporate decisions.

As of March 31, 2020, our executive officers, directors, and current beneficial owners of 5% or more of our common stock, in the aggregate, beneficially own approximately 61.2% of our outstanding common stock. After giving effect to this offering and the sale of shares of our common stock by the selling stockholders, such persons would beneficially own         % of our outstanding common stock. These persons, acting together, may be able to significantly influence all matters requiring stockholder approval, including the election and removal of directors and any merger or other significant corporate transactions. The interests of this group of stockholders may not coincide with the interests of other stockholders.

Confidential Treatment Requested by Bill.com Holdings, Inc.

Pursuant to 17 C.F.R Section 200.83

Anti-takeover provisions in our charter documents and under Delaware law could make an acquisition of our company more difficult, limit attempts by our stockholders to replace or remove our current management and affect the market price of our common stock.

Provisions in our restated certificate of incorporation and restated bylaws may have the effect of delaying or preventing a change of control or changes in our management. Our restated certificate of incorporation and restated bylaws include provisions that:

•

authorize our board of directors to issue, without further action by the stockholders, shares of undesignated preferred stock with terms, rights, and preferences determined by our board of directors that may be senior to our common stock;

•	require that any action to be taken by our stockholders be affected at a duly called annual or special meeting and not by written consent;

•	specify that special meetings of our stockholders can be called only by our board of directors, the chairperson of our board of directors, or our chief executive officer;

•	establish an advance notice procedure for stockholder proposals to be brought before an annual meeting, including proposed nominations of persons for election to our board of directors;

•	establish that our board of directors is divided into three classes, with each class serving three-year staggered terms;

•	prohibit cumulative voting in the election of directors;

•	provide that our directors may be removed for cause only upon the vote of sixty-six and two-thirds percent (66 2/3%) of our outstanding shares of common stock;

•	provide that vacancies on our board of directors may be filled only by a majority vote of directors then in office, even though less than a quorum; and

•

require the approval of our board of directors or the holders of at least sixty-six and two-thirds percent (66 2/3%) of our outstanding shares of common stock to amend our bylaws and certain provisions of our certificate of incorporation.

In addition, our restated certificate of incorporation provides that the Court of Chancery of the State of Delaware, to the fullest extent permitted by law, will be the exclusive forum for any derivative action or proceeding brought on our behalf, any action asserting a breach of fiduciary duty, any action asserting a claim against us arising pursuant to the Delaware General Corporation Law (DGCL), our restated certificate of incorporation, or our restated bylaws, or any action asserting a claim against us that is governed by the internal affairs doctrine. This choice of forum provision may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or any of our directors, officers, or other employees, which may discourage lawsuits against us and our directors, officers, and other employees. This exclusive forum provision will not apply to claims that are vested in the exclusive jurisdiction of a court or forum other than the Court of Chancery of the State of Delaware, or for which the Court of Chancery of the State of Delaware does not have subject matter jurisdiction. For instance, the provision would not preclude the filing of claims brought to enforce any liability or duty created by the Exchange Act or Securities Act or the rules and regulations thereunder in federal court.

Moreover, Section 203 of the DGCL may discourage, delay, or prevent a change in control of our company. Section 203 imposes certain restrictions on mergers, business combinations, and other transactions between us and holders of 15% or more of our common stock. See the section titled “Description of Capital Stock” for additional information.

Confidential Treatment Requested by Bill.com Holdings, Inc.

Pursuant to 17 C.F.R Section 200.83

We are an “emerging growth company,” and we cannot be certain if the reduced reporting and disclosure requirements applicable to emerging growth companies will make our common stock less attractive to investors.

We are an “emerging growth company,” as defined in the JOBS Act, and we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies,” including the auditor attestation requirements of Section 404 reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. Pursuant to Section 107 of the JOBS Act, as an emerging growth company, we have elected to use the extended transition period for complying with new or revised accounting standards until those standards would otherwise apply to private companies. As a result, our consolidated financial statements may not be comparable to the financial statements of issuers who are required to comply with the effective dates for new or revised accounting standards that are applicable to public companies, which may make our common stock less attractive to investors. In addition, if we cease to be an emerging growth company, we will no longer be able to use the extended transition period for complying with new or revised accounting standards.

We will remain an emerging growth company until the earliest of (i) the last day of the fiscal year following the fifth anniversary of our IPO, (ii) the last day of the first fiscal year in which our annual gross revenue is $1.07 billion or more, (iii) the date on which we have, during the previous rolling three-year period, issued more than $1 billion in non-convertible debt securities, and (iv) the last day of the fiscal year in which the market value of our common stock held by non-affiliates exceeded $700 million as of December 31st, our second fiscal quarter, of such fiscal year.

We cannot predict if investors will find our common stock less attractive if we choose to rely on these exemptions. For example, if we do not adopt a new or revised accounting standard, our future operating results may not be as comparable to the operating results of certain other companies in our industry that adopted such standards. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock, and our stock price may be more volatile.

We have incurred and will continue to incur increased costs as a result of operating as a public company, and our management is required to devote substantial time to compliance with our public company responsibilities and corporate governance practices.

As a public company, we will incur significant legal, accounting, and other expenses that we did not incur as a private company, which we expect to further increase after we are no longer an “emerging growth company.” The Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, the listing requirements of the NYSE, and other applicable securities rules and regulations impose various requirements on public companies. Our management and other personnel devote a substantial amount of time to compliance with these requirements. Moreover, these rules and regulations will increase our legal and financial compliance costs and will make some activities more time-consuming and costly compared to when we were a private company.

Our management team has limited experience managing a public company.

Our management team has limited experience managing a publicly traded company, interacting with public company investors and securities analysts, and complying with the increasingly complex laws pertaining to public companies. These new obligations and constituents require significant attention from our management team and could divert their attention away from the day-to-day management of our business, which could harm our business, operating results, and financial condition.

Confidential Treatment Requested by Bill.com Holdings, Inc.

Pursuant to 17 C.F.R Section 200.83

We do not intend to pay dividends for the foreseeable future and, as a result, your ability to achieve a return on your investment will depend on appreciation in the price of our common stock.

We have never declared or paid any cash dividends on our capital stock, and we do not intend to pay any cash dividends in the foreseeable future. In addition, our Senior Credit Facilities Agreement contains restrictions on our ability to pay cash dividends on our capital stock. Any determination to pay dividends in the future will be at the discretion of our board of directors. Accordingly, investors must rely on sales of their common stock after price appreciation, which may never occur, as the only way to realize any future gains on their investments.

If securities or industry analysts do not publish research or publish unfavorable or inaccurate research about our business, our stock price and trading volume could decline.

Our stock price and trading volume is heavily influenced by the way analysts and investors interpret our financial information and other disclosures. If securities or industry analysts do not publish research or reports about our business, downgrade our common stock, or publish negative reports about our business, our stock price would likely decline. If one or more of these analysts cease coverage of us or fail to publish reports on us regularly, demand for our common stock could decrease, which might cause our stock price to decline and could decrease the trading volume of our common stock.

Future sales of our common stock in the public market could cause the market price of our common stock to decline.

Sales of a substantial number of shares of our common stock in the public market or the perception that these sales might occur, could depress the market price of our common stock and could impair our ability to raise capital through the sale of additional equity securities. We are unable to predict the effect that such sales may have on the prevailing market price of our common stock.

In connection with this offering, subject to certain exceptions, we, all of our directors and executive officers, certain affiliates, and the selling stockholders, have agreed not to offer, sell, or agree to sell, directly or indirectly, any shares of common stock without the permission of Goldman Sachs & Co. LLC, (i) for a period of 90 days from the date of this prospectus for us, and (ii) with respect to our directors and executive officers, certain affiliates, and the selling stockholders, if 60 days have elapsed since the date of this prospectus and we have publicly released our earnings results for the quarterly period during which this offering occurred, the later of the 60th day after the date of this prospectus and the date of such public release of our earnings results; provided that in no event will such period exceed 90 days from the date of this prospectus.

When the applicable lock-up period described above expires, we and our securityholders subject to a lock-up agreement will be able to sell our shares in the public market. In addition, the underwriters may, in their sole discretion, release all or some portion of the shares subject to lock-up agreements prior to the expiration of the lock-up period. See the section titled “Shares Eligible for Future Sale” for more information. Sales of a substantial number of such shares upon expiration of the lock-up agreements, or the perception that such sales may occur, or early release of the agreements, could cause our market price to fall or make it more difficult for you to sell your common stock at a time and price that you deem appropriate.

In addition, there were 11,899,019 shares of common stock issuable upon the exercise of options outstanding and vesting of RSUs as of March 31, 2020. Following our IPO, we registered all of the shares of common stock issuable upon exercise of outstanding options or other equity incentives we may grant in the future on a registration statement on Form S-8 for public resale under the Securities

Confidential Treatment Requested by Bill.com Holdings, Inc.

Pursuant to 17 C.F.R Section 200.83

Act. The shares of common stock will become eligible for sale in the public market to the extent such options are exercised, subject to the lock-up agreements described above and compliance with applicable securities laws.

Immediately following this offering, the holders of up to approximately              shares, or         %, of our common stock will have rights, subject to some conditions, to require us to file registration statements covering the sale of their shares or to include their shares in registration statements that we may file for ourselves or other stockholders.

We may issue our shares of common stock or securities convertible into our common stock from time to time in connection with financings, acquisitions, investments, or otherwise. Any such issuance could result in substantial dilution to our existing stockholders and cause the trading price of our common stock to decline.

We will have broad discretion in the use of the net proceeds to us from this offering and may not use them effectively.

We will have broad discretion in the application of the net proceeds to us from this offering, including for any of the purposes described in the section titled “Use of Proceeds,” and you will not have the opportunity as part of your investment decision to assess whether the net proceeds are being used appropriately. Because of the number and variability of factors that will determine our use of the net proceeds from this offering, their ultimate use may vary substantially from their currently intended use. If we do not use the net proceeds that we receive in this offering effectively, our business, financial condition, operating results, and prospects could be harmed, and the market price of our common stock could decline. Pending their use, we may invest the net proceeds from this offering in short-term, investment-grade, interest-bearing securities, such as money market accounts, certificates of deposit, commercial paper, and guaranteed obligations of the U.S. government that may not generate a high yield for our stockholders.

You will experience immediate and substantial dilution in the net tangible book value of the shares of common stock you purchase in this offering.

The offering price of our common stock is substantially higher than the net tangible book value per share of our common stock, which on an adjusted basis was $5.38 per share of our common stock as of March 31, 2020. As a result, you will incur immediate and substantial dilution in net tangible book value when you buy our common stock in this offering. This means that you will pay a higher price per share than the amount of our total tangible assets, less our total liabilities, divided by the number of shares of common stock outstanding. Furthermore, if the underwriters exercise their option to purchase additional shares, if outstanding stock options and warrants are exercised, if we issue awards to our employees under our equity incentive plans, or if we otherwise issue additional shares of our common stock, you could experience further dilution. See the section titled “Dilution” for additional information.

Confidential Treatment Requested by Bill.com Holdings, Inc.

Pursuant to 17 C.F.R Section 200.83

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements. All statements contained in this prospectus other than statements of historical fact, including statements regarding our future operating results and financial position, our business strategy and plans, market growth, and our objectives for future operations, are forward-looking statements. The words “believe,” “may,” “will,” “potentially,” “estimate,” “continue,” “anticipate,” “intend,” “could,” “would,” “project,” “target,” “plan,” “expect,” and similar expressions are intended to identify forward-looking statements.

Forward-looking statements contained in this prospectus include, but are not limited to, statements about:

•

our future financial performance, including our expectations regarding our revenue, cost of revenue, gross profit, operating expenses, including changes in research and development, sales and marketing and general and administrative expenses (including any components of the foregoing) and our ability to achieve, and maintain, future profitability;

•	the COVID-19 pandemic, and its impact on our employees, customers, strategic partners, vendors, our results of operations, liquidity and financial condition;

•	our business plan and our ability to effectively manage our growth;

•	our market opportunity, including our total addressable market;

•	our international expansion plans and ability to expand internationally;

•	anticipated trends, growth rates, and challenges in our business and in the markets in which we operate;

•	beliefs and objectives for future operations;

•	our ability to further attract, retain, and expand our customer base;

•	our ability to develop new products and services and bring them to market in a timely manner;

•	the effects of seasonal trends on our results of operations;

•	our expectations concerning relationships with third parties, including strategic partners;

•	our ability to maintain, protect, and enhance our intellectual property;

•	the effects of increased competition in our markets and our ability to compete effectively;

•	future acquisitions or investments in complementary companies, products, services, or technologies;

•	our ability to stay in compliance with laws and regulations that currently apply or become applicable to our business;

•	economic and industry trends, projected growth, or trend analysis;

•	our ability to attract and retain qualified employees;

•	the estimates and methodologies used in preparing our consolidated financial statements and determining stock option exercise prices;

•	the increased expenses associated with being a public company; and

•	the future market prices of our common stock.

We caution you that the foregoing list may not contain all of the forward-looking statements made in this prospectus.

Confidential Treatment Requested by Bill.com Holdings, Inc.

Pursuant to 17 C.F.R Section 200.83

These forward-looking statements are subject to a number of risks, uncertainties, and assumptions, including those described in the section titled “Risk Factors.” Moreover, we operate in a very competitive and rapidly changing environment, and new risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. In light of these risks, uncertainties, and assumptions, the future events and trends discussed in this prospectus may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements.

You should not rely upon forward-looking statements as predictions of future events. The events and circumstances reflected in the forward-looking statements may not be achieved or occur. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, performance, or achievements. We undertake no obligation to update any of these forward-looking statements for any reason after the date of this prospectus or to conform these statements to actual results or to changes in our expectations, except as required by law.

In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this prospectus, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and investors are cautioned not to unduly rely upon these statements.

You should read this prospectus and the documents that we reference in this prospectus and have filed with the SEC as exhibits to the registration statement of which this prospectus is a part with the understanding that our actual future results, performance, and events and circumstances may be materially different from what we expect.

Confidential Treatment Requested by Bill.com Holdings, Inc.

Pursuant to 17 C.F.R Section 200.83

INDUSTRY AND MARKET DATA

Unless otherwise indicated, information contained in this prospectus concerning our industry and the markets in which we operate, including our general expectations, market position, market opportunity, and market size, is based on information from various sources, as well as assumptions that we have made that are based on those data and other similar sources and on our knowledge of the markets for our products and services. This information involves important assumptions and limitations, and you are cautioned not to give undue weight to such estimates. While we believe the market position, market opportunity, and market size information included in this prospectus is generally reliable, information of this sort is inherently imprecise. In addition, projections, assumptions, and estimates of our future performance and the future performance of the industry in which we operate is necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in the section titled “Risk Factors” and elsewhere in this prospectus. These and other factors could cause results to differ materially from those expressed in the estimates made by the independent parties and by us. The information contained on, or that can be accessed through, any website listed below is not a part of this prospectus.

This prospectus contains statistical data, estimates, and forecasts that are based on industry publications or reports generated by third-parties or other publicly available information, as well as other information based on our internal sources.

The source of, and selected additional information contained in, the independent industry and other publications related to the information so identified are provided below:

•	Mastercard, Business Payments 2022, 2018.

•	Levvel Research, 2018 Payables Insight Report, 2018.

•	Levvel Research, 2020 Payables Insight Report, 2020.

•	RPMG Research, Electronic Accounts Payable Benchmark Survey Results, 2018.

•	PYMNTS.COM, SMB Technology Adoption Index, 2016.

•	2020 Association for Financial Professionals (AFP) Payments Fraud and Control Survey Report.

•	Deloitte, B2B Payments for the Middle Market, 2016.

•

IDC Research, Inc., U.S. Small and Medium-Sized Business Forecast, 2018-2022: PCs and Peripherals, Systems and Storage, Telecommunications/Network Equipment, Software, IT Services, and Business Services, 2018.

•	SME Finance Forum, 2019 MSME Economic Indicators Database, 2019. The SME Finance Forum is managed by the International Finance Corporation (World Bank Group).

Confidential Treatment Requested by Bill.com Holdings, Inc.

Pursuant to 17 C.F.R Section 200.83

USE OF PROCEEDS

We estimate that the net proceeds to us from our sale of              shares of common stock in this offering at an assumed public offering price of $             per share, which is the last reported sale price of our common stock on the New York Stock Exchange on             , 2020, after deducting estimated underwriting discounts and commissions and estimated offering expenses, will be approximately $             million, or $             million if the underwriters’ option to purchase additional shares is exercised in full.

We will not receive any proceeds from the sale of shares of our common stock by the selling stockholders. For more information on our selling stockholders, see the section titled “Principal and Selling Stockholders.” We will pay substantially all of the expenses of the selling stockholders other than underwriting discounts and fees for the selling stockholders and any transfer taxes.

A $1.00 increase (decrease) in the assumed public offering price of $             per share would increase (decrease) the net proceeds from this offering to us by approximately $             million, assuming the number of shares of our common stock offered by us remains the same and after deducting estimated underwriting discounts and commissions. Similarly, each increase (decrease) of 1,000,000 shares in the number of shares of our common stock offered would increase (decrease) the net proceeds from this offering to us by approximately $             million, assuming that the assumed public offering price of $             remains the same, and after deducting the estimated underwriting discounts and commissions.

The principal purposes of this offering are to facilitate an orderly distribution of shares by the selling stockholders and increase our public float. We currently intend to use the net proceeds we receive from this offering for working capital and other general corporate purposes, which may include product development, general and administrative matters, and capital expenditures. We may also use a portion of the net proceeds for the acquisition of, or investment in, technologies, solutions, or businesses that complement our business. However, we do not have agreements or commitments for any acquisitions or investments outside the ordinary course of business at this time.

We will have broad discretion over the uses of the net proceeds of this offering. Pending these uses, we intend to invest the net proceeds from this offering in short-term, investment-grade interest-bearing securities such as money market accounts, certificates of deposit, commercial paper, and guaranteed obligations of the U.S. government. We will not receive any proceeds from the sale of shares of our common stock by the selling stockholders, although we will bear the costs, other than underwriting discounts and commissions, associated with the sale of these shares. The selling stockholders may include certain entities affiliated with or controlled by members of our board of directors.

Confidential Treatment Requested by Bill.com Holdings, Inc.

Pursuant to 17 C.F.R Section 200.83

DIVIDEND POLICY

We have never declared or paid cash dividends on our capital stock. We currently intend to retain all available funds and any future earnings for use in the operation of our business and do not anticipate paying any dividends on our capital stock in the foreseeable future. Any future determination to declare dividends will be made at the discretion of our board of directors and will depend on our financial condition, operating results, capital requirements, general business conditions, and other factors that our board of directors may deem relevant. In addition, our Senior Facilities Agreement contains restrictions on our ability to pay cash dividends on our capital stock.

Confidential Treatment Requested by Bill.com Holdings, Inc.

Pursuant to 17 C.F.R Section 200.83

CAPITALIZATION

The following table sets forth our cash, cash equivalents and short-term investments, as well as our capitalization, as of March 31, 2020, on:

•	an actual basis;

•

an as adjusted basis, which reflects the sale of                shares of our common stock in this offering by us at an assumed offering price of $                per share, which is the last reported sale price of our common stock on the New York Stock Exchange, after deducting the estimated underwriting discounts and commissions and estimated offering expenses.

Our capitalization following the closing of this offering will be adjusted based on the actual public offering price and other terms of this offering determined at pricing. You should read this table together with our consolidated financial statements and related notes, “Selected Financial and Other Data,” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” each included elsewhere in this prospectus.

	As of March 31, 2020
	Actual	As Adjusted(1)
	(in thousands, except share and per share data)
Cash, cash equivalents and short-term investments	$382,423	$

Stockholders’ equity:
Common stock: $0.00001 par value per share; 500,000,000 shares authorized, 72,459,530 shares issued and outstanding, actual; shares issued and outstanding, as adjusted	2
Preferred stock, $0.00001 par value per share; 10,000,000 shares authorized, no shares issued and outstanding, actual and as adjusted	-
Additional paid-in capital	530,190
Accumulated other comprehensive loss	(994)
Accumulated deficit	(139,249)

Total stockholders’ equity	389,949)

Total capitalization	$772,372	$

(1)

Each $1.00 increase (decrease) in the assumed public offering price of $                per share, which is the last reported sale price of our common stock on the New York Stock Exchange on                , 2020, would increase (decrease) our as adjusted cash, cash equivalents and short-term investments, additional paid-in capital, total stockholders’ equity, and total capitalization by approximately $                million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions. Similarly, each increase (decrease) of 1,000,000 shares in the number of shares of our common stock offered would increase (decrease) the amount of our as adjusted cash, cash equivalents and short-term investments, additional paid-in capital, total stockholders’ equity, and total capitalization by approximately $                million, assuming that the assumed public offering price remains the same, and after deducting the estimated underwriting discounts and commissions. If the underwriters exercise their option to purchase additional shares in full, the as adjusted amount of each of cash, cash equivalents and short-term investments, additional paid-in capital, total stockholders’ equity, and total capitalization would increase by approximately $                million, after deducting the estimated underwriting discounts and commissions, and we would have                shares of our common stock issued and outstanding, as adjusted.

Confidential Treatment Requested by Bill.com Holdings, Inc.

Pursuant to 17 C.F.R Section 200.83

The number of shares of our common stock to be outstanding after this offering is based on 72,459,530 shares of our common stock outstanding as of March 31, 2020 and excludes:

•

11,705,984 shares of our common stock issuable upon the exercise of stock options outstanding as of March 31, 2020, with a weighted-average exercise price of $8.03 per share under the 2006 Plan, the 2016 Plan, and our the 2019 Plan;

•	193,035 shares of our common stock issuable upon the vesting of RSUs outstanding as of March 31, 2020;

•	198,000 shares of our common stock issuable upon the exercise of stock options granted after March 31, 2020, with a weighted-average exercise price of $69.37 per share under our 2019 Plan;

•	959,917 shares of our common stock issuable upon the vesting of RSUs granted after March 31, 2020;

•

61,867 shares of our common stock issuable upon the exercise of outstanding warrants to purchase common stock outstanding as of March 31, 2020, with a weighted-average exercise price of $5.85 per share;

•

5,632,463 shares of common stock that are not currently outstanding but may become issuable, when certain conditions are met, upon the issuance and exercise of warrants with an exercise price of $4.50 per share; and

•

7,243,806 shares of our common stock reserved for future issuance under our equity compensation plans, consisting of (i) 6,085,889 shares of our common stock reserved for future issuance under our 2019 Plan, as of March 31, 2020 (which number of shares does not include the stock options to purchase shares of our common stock and RSUs settleable for shares of common stock granted after March 31, 2020) and (ii) 1,400,000 shares of our common stock reserved for issuance under our ESPP.

Confidential Treatment Requested by Bill.com Holdings, Inc.

Pursuant to 17 C.F.R Section 200.83

DILUTION

If you invest in our common stock in this offering, your ownership interest will be diluted to the extent of the difference between the amount per share paid by purchasers of shares of common stock in this offering and the as adjusted net tangible book value per share of common stock immediately after this offering.

As of March 31, 2020, our net tangible book value was approximately $389.9 million, or $5.38 per share of common stock. Our net tangible book value per share represents the amount of our total tangible assets reduced by the amount of our total liabilities and divided by the total number of shares of our common stock outstanding as of March 31, 2020.

After giving effect to our sale in this offering of                shares of our common stock, at an assumed public offering price of $                per share, which is the last reported sale price of our common stock on the New York Stock Exchange on                , 2020, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, our as adjusted net tangible book value as of March 31, 2020 would have been approximately $                million, or $                per share. This represents an immediate increase in net tangible book value of $                per share to our existing stockholders and an immediate dilution of $                per share to investors purchasing common stock in this offering at the assumed public offering price.

The following table illustrates this dilution on a per share basis to new investors:

Assumed public offering price per share		$
Net tangible book value per share as of March 31, 2020, before giving effect to this offering	$5.38
Increase in net tangible book value per share attributable to new investors purchasing shares in this offering

As adjusted net tangible book value per share

Dilution in as adjusted net tangible book value per share to new investors in this offering		$

A $1.00 increase (decrease) in the assumed public offering price of $                per share, which is the last reported sale price of our common stock on the New York Stock Exchange on                , 2020, would increase (decrease) our as adjusted net tangible book value per share after this offering by $                per share and would increase (decrease) the dilution per share to new investors in this offering by $                per share, assuming the number of shares of common stock offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions. Similarly, each increase of 1,000,000 shares in the number of shares of common stock offered would increase the as adjusted net tangible book value per share after this offering by $                per share and would decrease the dilution to new investors by $                per share, assuming the assumed public offering price, which is the last reported sale price of our common stock on the New York Stock Exchange, remains the same and after deducting the estimated underwriting discounts and commissions. Similarly, each decrease of 1,000,000 shares in the number of shares of common stock offered would decrease the as adjusted net tangible book value per share after this offering by $                per share and would increase the dilution to new investors by $                per share, assuming the assumed public offering price, which is the last reported sale price of our common stock on the New York Stock Exchange on                , 2020, remains the same and after deducting the estimated underwriting discounts and commissions.

If the underwriters exercise their option to purchase additional shares in full, the as adjusted net tangible book value per share of our common stock after giving effect to this offering would be

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$                per share, and the dilution in net tangible book value per share to investors in this offering would be $                per share.

The following table summarizes, on an as adjusted basis described above, as of March 31, 2020, the differences between the number of shares purchased from us, the total consideration paid to us, and the average price per share that existing stockholders and new investors paid. The calculation below is based on an assumed public offering price of $                per share, which is the last reported sale price of our common stock on the New York Stock Exchange on                , 2020, before deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us:

	Shares Purchased		Total Consideration		Average Price Per Share
	Number	Percent	Amount	Percent
Existing stockholders			$		$
New investors					$

Total		100.0%	$	100.0%	$

A $1.00 increase (decrease) in the assumed public offering price of $                 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) total consideration paid by new investors and total consideration paid by all stockholders by $                 million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus remains the same and after deducting the estimated underwriting discounts and commissions.

The dilution information discussed above is illustrative only and will change based on the actual offering price, the number of shares we sell, and other terms of this offering that will be determined at pricing.

The number of shares of our common stock to be outstanding after this offering is based on 72,459,530 shares of our common stock outstanding as of March 31, 2020 and excludes:

•

11,705,984 shares of our common stock issuable upon the exercise of stock options outstanding as of March 31, 2020, with a weighted-average exercise price of $8.03 per share under our the 2006 Plan, the 2016 Plan, and the 2019 Plan;

•	193,035 shares of our common stock issuable upon the vesting of restricted stock units (RSUs) outstanding as of March 31, 2020;

•	198,000 shares of our common stock issuable upon the exercise of stock options granted after March 31, 2020, with a weighted-average exercise price of $69.37 per share under our 2019 Plan;

•	959,917 shares of our common stock issuable upon the vesting of RSUs granted after March 31, 2020;

•

61,687 shares of our common stock issuable upon the exercise of outstanding warrants to purchase common stock outstanding as of March 31, 2020, with a weighted-average exercise price of $5.85 per share;

•

5,632,463 shares of common stock that are not currently outstanding but may become issuable, when certain conditions are met, upon the issuance and exercise of warrants with an exercise price of $4.50 per share; and

•	7,243,806 shares of our common stock reserved for future issuance under our equity compensation plans, consisting of (i) 6,085,889 shares of our common stock reserved for

Confidential Treatment Requested by Bill.com Holdings, Inc.

Pursuant to 17 C.F.R Section 200.83

future issuance under our 2019 Plan, as of March 31, 2020 (which number of shares does not include the stock options to purchase shares of our common stock and RSUs settleable for shares of common stock granted after March 31, 2020) and (ii) 1,400,000 shares of our common stock reserved for issuance under our ESPP.

To the extent that any outstanding options described above are exercised, new options are issued under our stock-based compensation plans, any of the outstanding RSUs described above are settled, or we issue additional shares of common stock or other equity or convertible debt securities in the future, there will be further dilution to investors participating in this offering. If all of the outstanding options described above had been exercised as of March 31, 2020, the as adjusted net tangible book value per share after this offering would be $                , and dilution in net tangible book value per share to new investors would be $                .

Confidential Treatment Requested by Bill.com Holdings, Inc.

Pursuant to 17 C.F.R Section 200.83

SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

The following tables present selected historical consolidated financial and other data for our business. We derived the selected consolidated statements of operations data for the fiscal years ended June 30, 2018 and 2019 and the consolidated balance sheet data as of June 30, 2019 from our audited consolidated financial statements that are included elsewhere in this prospectus. We derived our selected consolidated statements of operations for the nine months ended March 31, 2019 and 2020 and our selected consolidated balance sheet data as of March 31, 2020 from our unaudited interim consolidated financial statements that are included elsewhere in this prospectus. We have prepared the unaudited interim consolidated financial statements on the same basis as the audited consolidated financial statements and have included all adjustments, consisting only of normal recurring adjustments that, in our opinion, are necessary to state fairly the information set forth in those consolidated financial statements. Our historical results are not necessarily indicative of the results that may be expected for any other period in the future, and the results of operations for the nine months ended March 31, 2020 are not necessarily indicative of the results to be expected for the full year ending June 30, 2020 or any other future period. You should read this information in conjunction with the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements, the accompanying notes, and other financial information included elsewhere in this prospectus.

	Year Ended June 30,		Nine Months Ended March 31,
	2018	2019	2019	2020
	(in thousands, except per share data)
Consolidated Statements of Operations:
Revenue
Subscription and transaction fees	$56,992	$85,951	$60,726	$97,604
Interest on funds held for customers	7,873	22,400	15,941	17,886

Total revenue	64,865	108,351	76,667	115,490
Cost of revenue(1)	19,372	29,918	21,430	29,044

Gross profit	45,493	78,433	55,237	86,446

Operating expenses
Research and development(1)	17,986	28,924	19,477	38,476
Sales and marketing(1)	19,290	30,114	20,165	33,560
General and administrative(1)	16,034	29,198	20,245	38,347

Total operating expenses	53,310	88,236	59,887	110,383

Loss from operations	(7,817)	(9,803)	(4,650)	(23,937)
Other income, net	632	2,333	1,737	2,396

Loss before provision for (benefit from) income taxes	(7,185)	(7,470)	(2,913)	(21,541)
Provision for (benefit from) income taxes	10	(156)	(97)	52

Net loss	$(7,195)	$(7,314)	$(2,816)	$(21,593)

Net loss per share attributable to common stockholders, basic and diluted(2)	$(1.01)	$(0.94)	$(0.37)	$(0.63)

Weighted-average shares used to compute net loss per share attributable to common stockholders, basic and diluted(2)	7,155	7,797	7,701	34,167

Confidential Treatment Requested by Bill.com Holdings, Inc.

Pursuant to 17 C.F.R Section 200.83

(1)	Includes stock-based compensation expense as follows (in thousands):

	Year Ended June 30,		Nine Months Ended March 31,
	2018	2019	2019	2020
Cost of revenue	$78	$331	$205	$781
Research and development	429	1,128	731	3,221
Sales and marketing	508	922	586	1,643
General and administrative	530	1,701	1,055	4,791

Total stock-based compensation expense	$1,545	$4,082	$2,577	$10,436

(2)

See Note 12 to our consolidated financial statements included elsewhere in this prospectus for an explanation of the method used to calculate basic and diluted net loss per share attributable to common stockholders and the weighted-average number of shares used in the computation of the per share amounts.

	As of June 30, 2019	As of March 31, 2020
	(in thousands)
Consolidated Balance Sheet Data:
Cash, cash equivalents and short-term investments	$162,275	$382,423
Working capital	163,685	384,656
Funds held for customers	1,329,306	1,353,552
Total assets	1,526,298	1,789,839
Deferred revenue, current and non-current	5,255	8,199
Customer fund deposits	1,329,306	1,353,552
Accumulated deficit	(117,656)	(139,249)
Total stockholders’ (deficit) equity	(102,657)	389,949

	Year Ended June 30,		Nine Months Ended March 31,
	2018	2019	2019	2020
Key Business Metrics:
Number of Customers at End of Period(1)	63,653	76,790	71,600	91,300
Total Payment Volume (in millions)(1)	$49,592	$71,282	$51,076	$71,047
Transactions Processed(1)	15,256,358	19,861,298	14,291,000	18,239,000

(1)

For definitions of Number of Customers, Total Payment Volume, and Transactions Processed, see the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Business Metrics.”

Non-GAAP Financial Measures

To supplement our consolidated financial statements, which are prepared and presented in accordance with U.S. generally accepted accounting principles (GAAP), we use certain non-GAAP financial measures, as described below, to understand and evaluate our core operating performance. These non-GAAP financial measures, which may be different than similarly-titled measures used by other companies, are presented to enhance investors’ overall understanding of our financial performance and should not be considered a substitute for, or superior to, the financial information prepared and presented in accordance with GAAP.

We believe that these non-GAAP financial measures provide useful information about our financial performance, enhance the overall understanding of our past performance and future prospects, and allow for greater transparency with respect to important metrics used by our management for financial and operational decision-making. We are presenting these non-GAAP

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metrics to assist investors in seeing our financial performance using a management view. We believe that these measures provide an additional tool for investors to use in comparing our core financial performance over multiple periods with other companies in our industry.

	Year Ended June 30,		Nine Months Ended March 31,
	2018	2019	2019	2020
Non-GAAP gross profit (in thousands)	$47,396	$82,154	$58,030	$90,153
Non-GAAP gross margin	73%	76%	76%	78%
Free cash flow (in thousands)	$(10,402)	$(8,248)	$(5,652)	$(9,552)

Non-GAAP Gross Profit and Non-GAAP Gross Margin

We define non-GAAP gross profit and non-GAAP gross margin as GAAP gross profit and GAAP gross margin, respectively, excluding stock-based compensation expense, depreciation and amortization expense and amortization of deferred costs. We believe non-GAAP gross profit and non-GAAP gross margin provide our management and investors consistency and comparability with our past financial performance and facilitate period-to-period comparisons of operations, as these measures eliminate the effects of certain variables unrelated to our overall operating performance. The following table presents a reconciliation of our non-GAAP gross profit and non-GAAP gross margin to our GAAP gross profit and GAAP gross margin for the periods presented (amounts in thousands):

	Year Ended June 30,		Nine Months Ended March 31,
	2018	2019	2019	2020
Total revenue	$64,865	$108,351	$76,667	$115,490
Gross profit	45,493	78,433	55,237	86,446
Add:
Stock-based compensation expense	78	331	205	781
Depreciation and amortization expense and amortization of deferred costs	1,825	3,390	2,588	2,926

Non-GAAP gross profit	$47,396	$82,154	$58,030	$90,153

Gross margin	70%	72%	72%	75%
Non-GAAP gross margin	73%	76%	76%	78%

Confidential Treatment Requested by Bill.com Holdings, Inc.

Pursuant to 17 C.F.R Section 200.83

Free Cash Flow

Free cash flow is defined as net cash used in operating activities reduced by purchases of property and equipment and capitalization of internal-use software costs. We believe free cash flow is an important liquidity measure of the cash (if any) that is available, after purchases of property and equipment and capitalization of internal-use software costs, for operational expenses and investment in our business. Free cash flow is useful to investors as a liquidity measure because it measures our ability to generate or use cash. Once our business needs and obligations are met, cash can be used to maintain a strong balance sheet and invest in future growth. The following table presents a reconciliation of our free cash flow to net cash used in operating activities for the periods presented (in thousands):

	Year Ended June 30,		Nine Months Ended March 31,
	2018	2019	2019	2020
Net cash used in operating activities	$(8,356)	$(3,949)	$(2,078)	$(3,327)
Purchases of property and equipment	(1,313)	(2,743)	(2,259)	(5,736)
Capitalization of internal-use software costs	(733)	(1,556)	(1,315)	(489)

Free cash flow	$(10,402)	$(8,248)	$(5,652)	$(9,552)

Confidential Treatment Requested by Bill.com Holdings, Inc.

Pursuant to 17 C.F.R Section 200.83

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations together with the section titled “Selected Financial and Other Data” and our consolidated financial statements and the related notes appearing elsewhere in this prospectus. Some of the information contained in this discussion and analysis or set forth elsewhere in this prospectus, including information with respect to our plans and strategy for our business, includes forward-looking statements that involve risks and uncertainties. You should read the sections titled “Risk Factors” and “Special Note Regarding Forward-Looking Statements” for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis. Our fiscal year end is June 30, and our fiscal quarters end on September 30, December 31, March 31 and June 30.

Overview

We are a leading provider of cloud-based software that simplifies, digitizes, and automates complex back-office financial operations for small and midsize businesses (SMBs). By transforming how SMBs manage their cash inflows and outflows, we create efficiencies and free our customers to run their businesses.

Our purpose-built, artificial-intelligence (AI)-enabled financial software platform creates seamless connections between our customers, their suppliers, and their clients. Customers use our platform to generate and process invoices, streamline approvals, send and receive payments, reconcile their books, and manage their cash. We have built sophisticated integrations with popular accounting software solutions, banks, and payment processors, enabling our customers to access these mission-critical services through a single connection. In essence, we sit at the center of an SMB’s accounts payable and accounts receivable operations.

We efficiently reach SMBs through our proven direct and indirect go-to-market strategies. We acquire customers directly through digital marketing and inside sales, and indirectly through accounting firms and strategic partnerships. As of March 31, 2020, our partners included some of the most trusted brands in the financial services business, including more than 70 of the top 100 accounting firms and several of the largest financial institutions in the United States, including Bank of America, JPMorgan Chase and American Express. We have a strong track record of organic growth, and as we add customers and partners, we expect our network to continue to grow organically.

Since our founding, our dedication to customer experience and innovation has propelled us to achieve numerous key business and financial milestones. As we have expanded our platform, launched new products and added new strategic partners over time, we have experienced significant growth in annual payment volume processed.

We have grown rapidly and scaled our business operations in recent periods. Our total revenue was $64.9 million and $108.4 million for fiscal 2018 and 2019, respectively, an increase of 67%. Our total revenue was $76.7 million and $115.5 million for the nine months ended March 31, 2019 and 2020, respectively, an increase of 51%. Our total revenue was $28.2 million and $41.2 million during the three months ended March 31, 2019 and 2020, respectively, an increase of 46%. We generated net losses of $7.2 million and $7.3 million for fiscal 2018 and 2019, respectively, $2.8 million and $21.6 million for the nine months ended March 31, 2019 and 2020, respectively, and $2.0 million and $8.3 million for the three months ended March 31, 2019 and 2020, respectively.

On December 16, 2019, we closed our IPO in which we issued 11,297,058 shares of our common stock at a public offering price of $22.00 per share, which included 1,473,529 shares of

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common stock issued pursuant to the exercise in full of the over-allotment option by the underwriters. The IPO resulted in net proceeds of $225.5 million, after deducting underwriting discounts and commissions of $17.4 million and other offering costs of $5.6 million. Upon the closing of the IPO, all of our outstanding redeemable convertible preferred stock automatically converted into 52,434,505 shares of common stock on a one-for-one basis.

On May 20th, 2020, Bill.com, LLC, a subsidiary of ours, entered into a new statement of work (“SOW”) to expand an existing agreement with one of the top three small business banks in the United States (the “Bank”).

The SOW calls for us to integrate and host a Bank branded version of our Bill.com Connect product for Bank to offer to their small business banking clients. The Bank will deploy the new offering developed under this SOW as the default bill pay and receivables solution for all new small business banking customers. Existing small business banking customers will also have the option to enable these services. The SOW has a five-year term from the launch date, which is anticipated in 2021.

COVID-19

In December 2019, a strain of novel coronavirus (COVID-19) was reported in Wuhan, China, and began to be reported in the U.S. in January 2020. Since then, COVID-19 has spread throughout the U.S. and the world. In January 2020, the World Health Organization declared COVID-19 a public health emergency of international concern and in early March 2020, it declared COVID-19 a pandemic.

The full impact of the COVID-19 pandemic is inherently uncertain at this time. The COVID-19 pandemic has resulted in travel restrictions and in some cases, prohibitions of non-essential activities, disruption and shutdown of businesses and greater uncertainty in global financial markets. As COVID-19 spread, it has significantly impacted the health and economic environment around the world. Many business establishments have closed due to restrictions imposed by the government and many governmental authorities have closed most public and commercial establishments, including schools, restaurants and shopping malls. Our customers have been, and may continue to be, negatively impacted by the shelter-in-place and other similar state and local orders, the closure of manufacturing sites and country borders, and the increase in unemployment. These conditions will continue to have negative implications on demand for goods, the supply chain, production of goods and transportation. A negative impact on our customers may cause them to go out of business, request discounts, extension of payment terms, or cancelation of their subscription to our platform. Any of these actions will have a negative impact on our future results of operations, liquidity and financial condition.

Our business continues to operate despite the disruption of many business operations in the U.S. and our decision to require our employees to work from remote locations due to the COVID-19 pandemic. Although we have not experienced significant business disruptions thus far from the COVID-19 pandemic, we are unable to predict the full impact that COVID-19 will have on our future results of operations, liquidity and financial condition due to numerous uncertainties, including the duration of the pandemic, the actions that may be taken by government authorities across the U.S., the impact to our customers, strategic partners and suppliers, and other factors described in the section titled “Risk Factors.”

Our Revenue Model

We generate revenue by charging subscription and transaction fees, and by earning interest on funds held in trust on behalf of customers while their payment transactions are clearing.

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Our subscription revenue is primarily based on a fixed monthly or annual rate per user charged to our customers. Our transaction revenue is comprised of transaction fees on a fixed or variable rate per transaction. Transactions include check issuance, ACH origination, cross-border payments, virtual card issuance, and creation of invoices. Much of our revenue comes from repeat transactions; in fact, repeat transactions by our customers are an important contributor to our recurring revenue: approximately 80% of both the Total Payment Volume (as defined below) and the number of transactions on our platform in every month of fiscal 2019 represented payments to suppliers or from clients that had also been paid or received by those same customers in the preceding three months.

Our pricing model reflects the flexibility and value that our customers have come to expect from our platform. Most of our SMB customers pay their subscription fee monthly, while some customers enter into annual contracts with up-front payments. Our financial institution strategic partners typically sign multi-year contracts with minimum annual revenue commitments.

We offer a variety of subscription price plans to our customers depending on their required features and functionality. The below chart is an illustrative view of what we provide our customers as part of the different plans but it is not a comprehensive list of our product offerings. Note that network members who are not customers do not pay subscription or transaction fees but become prospects for our paid services in the future.

Current Subscription Plans

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Our transaction fees include the following:

Transaction Fees	Prices
ACH Processing	$0.49 / send and receive
Checks or Invoices Mailed	$1.69 / check payment or invoice
Virtual Card Payments	Variable based upon transaction size
Cross-Border Wire Transfers—U.S. Dollars	$9.99 / transaction
Cross-Border Wire Transfers—Foreign Exchange	Variable based upon transaction size and currency

Transactions priced on a variable basis include cross-border foreign currency and virtual card payments, for which our revenue is a percentage of the dollar value of the transactions that we process.

With our strategic and accounting partners, we generally provide wholesale prices, and our partners determine the final prices to their clients.

We also generate revenue from interest earned on funds held in trust on behalf of customers while payment transactions are clearing. When we process payment transactions, the funds flow through our bank accounts and we have a balance of funds held for customers that is a function of the volume and the type of payments processed. Interest is earned from interest-bearing deposit accounts, certificates of deposit, money market funds, commercial paper, and U.S. Treasury securities. We hold these funds from the day they are withdrawn from a payer’s account to the day the funds are credited to the receiver. This revenue can fluctuate depending on the amount of customer funds held, as well as our yield on customer funds invested, which is influenced by market interest rates and our investments. We are authorized to hold customer funds and process payments through our bank accounts because we are a licensed money transmitter in all required U.S. states. This allows us to provide advanced treasury services and protect our customers from potential fraud.

Our Business Model

We efficiently reach SMBs through our proven direct and indirect go-to-market strategies. We acquire customers directly through digital marketing and inside sales. We also acquire customers indirectly by partnering with leading companies that are trusted by our current and prospective customers, including accounting firms, financial institutions, and software companies.

Our revenue is visible and predictable from our existing customers. For the fiscal year ended June 30, 2019, over 80% of our subscription and transaction revenue, which we also refer to as core revenue, came from customers who were acquired prior to the start of the fiscal year. We expand within our existing customer base by adding more users, increasing transactions per customer, launching additional products, and through pricing and packaging our services. We make it easy for SMBs to try our platform through our risk-free trial program. Should an SMB choose to become a customer after the trial period, it can take several months to adapt their financial operations to fully leverage our platform. Even with a transition period, however, we believe our customer retention is strong. Excluding those from our financial institution partners, over 82% of customers as of June 30, 2018 were still customers as of June 30, 2019.

Customer Acquisition Efficiency

Our efficient direct and indirect go-to-market strategy, combined with our recurring revenue model, results in our short payback period. We define “payback period” as the number of quarters it takes for the cumulative non-GAAP gross profit we earn from customers acquired during a given

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quarter to exceed our total sales and marketing spend in that same quarter. For customers acquired during fiscal 2018, the average payback period was approximately five quarters.

Key Factors Affecting Our Performance

Acquiring New Customers

Sustaining our growth requires continued adoption of our platform by new customers. We will continue to invest in our efficient go-to-market strategy as we further penetrate our addressable markets. Our financial performance will depend in large part on the overall demand for our platform, particularly demand from SMBs, as well as the impact caused by the COVID-19 pandemic. As of March 31, 2020, we had over 91,000 customers across a wide variety of industries and geographies in the United States.

Expanding Our Relationship with Existing Customers

Our revenue grows as we address the evolving needs of our customers and as our customers increase usage of our platform. As they realize the benefits of our solution, our customers often increase the number of users on our platform. We also experience growth from customers when we introduce new products and services that are adopted by our customers.

Our ability to monetize our payments-related services is an important part of our business model. Today, we charge fixed and variable transaction fees for payment transactions initiated, and our revenue and payment volume generally grow as customers process more transactions on our platform. Our ability to influence customers to process more transactions on our platform will have a direct impact on our transaction fee revenue. As payment volume grows we experience growth in the level of funds held for customers, and we also earn interest revenue on these funds while payment transactions are clearing. Our interest earned on customer funds is positively correlated with our interest earnings rate and with customer fund balances. Our interest earnings rate is a function of the market interest rate environment and the mix of our investments across interest bearing accounts, government money market funds, and highly liquid, investment-grade fixed income marketable securities. The fund balances are a function of the amount of money transmitted by our customers and the mix of payment types, with some payment types averaging more days in transit than others.

Investing in Sales and Marketing

We will continue to drive awareness and generate demand to acquire new customers and develop new accounting firm and strategic partner relationships; however, we will adjust our sales and marketing spend level as needed in response to changes in the economic environment. We will continue to expand efforts to market our platform directly to businesses through online digital marketing, referral programs, and other programs. Our investment in supporting accounting firms and strategic partners has been significant. We support these accounting firms and strategic partners through education and training initiatives like hosting webinars and developing sell-sheet case studies. In late March 2020, we implemented a short-term initiative to help new customers negatively impacted by the COVID-19 pandemic by offering them a three-month free subscription, in addition to our standard 30-day risk-free trial. As a result, our subscription fees may be negatively impacted during the course of this initiative.

Investing in Our Platform

We intend to increase our investment in our platform to maintain our position as a leading provider of SMB back-office financial software. To drive adoption and increase penetration within our

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base, we will continue to introduce new products and features. We believe that investment in research and development will contribute to our long-term growth but may also negatively impact our short-term profitability. We will continue to leverage emerging technologies and invest in the development of more features that meet and anticipate SMB needs.

As a result, we expect our expenses related to research and development to increase. These efforts will require us to invest significant financial and other resources.

Key Business Metrics

We regularly review several metrics, including the metrics presented in the table below, to measure our performance, identify trends affecting our business, prepare financial projections, and make strategic decisions. We believe that these key business metrics provide meaningful supplemental information for management and investors in assessing our historical and future operating performance. The calculation of the key metrics and other measures discussed below may differ from other similarly-titled metrics used by other companies, securities analysts or investors.

	As of June 30,			As of March 31,
	2018	2019	% Growth	2019	2020	% Growth
Number of Customers(1)	63,653	76,790	21%	71,600	91,300	28%

	Year ended June 30,			Nine months ended March 31,
	2018	2019	% Growth	2019	2020	% Growth
Total Payment Volume (amounts in millions)	$49,592	$71,282	44%	$51,076	$71,047	39%

	Year ended June 30,			Nine months ended March 31,
	2018	2019	% Growth	2019	2020	% Growth
Transactions Processed	15,256,358	19,861,298	30%	14,291,000	18,239,000	28%

(1)

Number of customers as of June 30, 2018 includes approximately 5,000 customers from a strategic partner that did not renew its contract during fiscal 2019. Excluding these customers, our customer growth would have been 31% during fiscal 2019.

Number of Customers

For the purposes of measuring our key business metrics, we define customers as entities that are either billed directly by us or for which we bill our strategic partners during a particular period. Customers who are using our platform during a trial period are not counted as new customers during that period. If an organization has multiple entities billed separately for the use of our platform, each entity is counted as a customer. The number of customers in the table above represents the total number of customers at the end of our fiscal year and quarter.

Total Payment Volume

To grow revenue from customers we must deliver a product experience that helps them automate their back-office financial operations. The more they use the product and rely upon our features to automate their operations, the more transactions they process on our platform. This metric provides an important indication of the value of transactions that customers are completing on the platform and is an indicator of our ability to generate revenue from our customers. We define Total Payment Volume (TPV) as the value of customer transactions that we process on our platform during a particular period.

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Our calculation of TPV includes payments that are subsequently reversed. Such payments comprised approximately 1% of TPV for fiscal 2019 and the nine months ended March 31, 2020.

Transactions Processed

We define transactions processed as the number of customer payment transactions, such as checks, ACH items, wire transfers, and virtual cards, initiated and processed through our platform during a particular period.

Components of Results of Operations

Revenue

We generate revenue from two sources: (1) subscription and transaction fees, and (2) interest on funds held for customers.

Subscription fees are fixed monthly or annually and charged to our customers for the use of our platform to process transactions. Subscription fees are generally charged on a per user per period basis, normally monthly or annually. Transaction fees are fees collected for each transaction processed through our platform, on either a fixed or variable fee basis. Transaction fees primarily include processing of payments in the form of checks, ACH, cross-border payments, virtual cards, and the creation of invoices.

Interest on funds held for customers consists of the interest that we earn from customer funds while payment transactions are clearing. We invest these funds in interest-bearing investment securities, primarily money market funds, commercial paper, certificates of deposit, and U.S. Treasury securities, until those payments are cleared and credited to the intended recipient.

Our contracts with SMB and accounting firm customers primarily consist of cancelable contracts that can be terminated by either party without penalty at any time. In July 2019, we updated our terms of service for our monthly subscription contracts, whereby cancellations become effective at the end of the monthly subscription period in which the last transaction is processed. We recognize subscription revenue for cancelable contracts on a daily basis and transaction revenue on the date we process the transactions. Some of our contracts are non-cancelable annual or monthly contracts. We recognize revenue for non-cancelable annual and monthly contracts as a series of distinct services satisfied over time. We determine the transaction price for such contracts by estimating the total consideration to be received over the contract term from subscription and transaction fees. We recognize the transaction price from annual and monthly contracts as a single performance obligation based on the proportion of transactions processed to the total estimated transactions to be processed over the contract period.

We enter into multi-year contracts with financial institution customers that typically include fees for initial implementation services that are paid during the period. Fees for subscription and transaction processing services are subject to guaranteed monthly minimum fees that are paid over the contract term. These contracts enable the financial institutions to provide their clients with access to online bill pay services through the financial institution’s online platform. Implementation services are required up-front to establish an infrastructure that allows the financial institution’s online platform to communicate with our platform. The financial institution’s clients cannot access online bill pay services until implementation is complete and the financial institution has provided acceptance of the implementation services. The fees we earn through these contracts vary based on the number of users and transactions processed. We have determined these contracts meet the variable consideration allocation exception and therefore we recognize guaranteed monthly payments and any overages as

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revenue in the month they are earned. We recognize implementation fees based on the proportion of transactions processed to the total estimated transactions to be processed over the contract period.

Cost of Revenue and Expenses

Cost of revenue—Cost of revenue consists primarily of personnel-related costs, including stock-based compensation expenses, for our customer success and payment operations teams, certain costs that are directly attributed to processing customers’ transactions (such as the cost of printing checks), postage for mailing checks, expenses for processing payments (ACH, check, and cross-border wires), direct and amortized costs for implementing and integrating our cloud-based platform into our strategic partners’ systems, costs for maintaining, optimizing, and securing our cloud payments infrastructure, amortization of capitalized internal-use developed software, fees on the investment of customer funds, and allocation of overhead costs. We expect that cost of revenue will increase in absolute dollars, but may fluctuate as a percentage of total revenue from period to period, as we continue to invest in growing our business.

Research and development—Research and development expenses consist primarily of personnel-related expenses, including stock-based compensation expenses, incurred in developing new products or enhancing existing products, and allocated overhead costs. We capitalize certain software development costs that are attributable to developing new products and adding incremental functionality to our platform and amortize such costs in cost of revenue over the estimated life of the new product or incremental functionality, which is generally three years.

We expense a substantial portion of research and development expenses as incurred. We believe delivering new functionality is critical to attract new customers and expand our relationship with existing customers. We expect to continue to make investments in and expand our offerings to enhance our customers’ experience and satisfaction, and to attract new customers. We expect our research and development expenses to increase in absolute dollars, but they may fluctuate as a percentage of total revenue from period to period as we expand our research and development team to develop new products and product enhancements.

Sales and Marketing—Sales and marketing expenses consist primarily of personnel-related expenses, including stock-based compensation expenses, sales commissions, marketing program expenses, travel-related expenses and costs to market and promote our platform through advertisements, marketing events, partnership arrangements, direct customer acquisition, and allocated overhead costs. Sales commissions that are incremental to obtaining new customer contracts are deferred and amortized ratably over the estimated period of our relationship with new customers.

We focus our sales and marketing efforts on generating awareness of our company, platform, and products, creating sales leads, and establishing and promoting our brand. We plan to continue investing in sales and marketing efforts by driving our go-to-market strategies, building our brand awareness, and sponsoring additional marketing events; however, we will adjust our sales and marketing spend level as needed, and may fluctuate from period to period, in response to changes in the economic environment.

General and Administrative—General and administrative expenses consist primarily of personnel-related expenses, including stock-based compensation expenses, for finance, risk management, legal and compliance, human resources and information technology, costs incurred for external professional services, losses from fraud and credit exposure, and allocated overhead costs. We expect to incur additional general and administrative expenses as a result of operating as a public company, including expenses to comply with the rules and regulations applicable to companies listed on a national securities exchange, expenses related to compliance and reporting obligations pursuant to the rules

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and regulations of the SEC, as well as higher expenses for director and officer insurance, investor relations, and professional services. We also expect to increase the size of our general and administrative functions to support the growth in our business. As a result, we expect that our general and administrative expenses will increase in absolute dollars but may fluctuate as a percentage of total revenue from period to period.

Other Income, Net—Other income, net consists primarily of interest income on corporate funds invested in money market instruments and highly liquid, investment-grade fixed income marketable securities, partially offset by interest expense on our bank borrowings and losses on the revaluation of redeemable convertible preferred stock warrant liabilities.

Provision for (Benefit from) Income Taxes—This consists of state income taxes and income tax benefit shown on the consolidated statements of operations that is offset against the income tax on the unrealized gain on investments in available-for-sale securities that is shown on the consolidated statements of other comprehensive loss.

Results of Operations

The following table sets forth our results of operations for the periods presented (in thousands):

	Year Ended June 30,		Nine Months Ended March 31,
	2018	2019	2019	2020
Revenue
Subscription and transaction fees	$56,992	$85,951	$60,726	$97,604
Interest on funds held for customers	7,873	22,400	15,941	17,886

Total revenue	64,865	108,351	76,667	115,490
Cost of revenue(1)	19,372	29,918	21,430	29,044

Gross profit	45,493	78,433	55,237	86,446

Operating expenses
Research and development(1)	17,986	28,924	19,477	38,476
Sales and marketing(1)	19,290	30,114	20,165	33,560
General and administrative(1)	16,034	29,198	20,245	38,347

Total operating expenses	53,310	88,236	59,887	110,383

Loss from operations	(7,817)	(9,803)	(4,650)	(23,937)
Other income, net	632	2,333	1,737	2,396

Loss before provision for (benefit from) income taxes	(7,185)	(7,470)	(2,913)	(21,541)
Provision for (benefit from) income taxes	10	(156)	(97)	52

Net loss	$(7,195)	$(7,314)	$(2,816)	$(21,593)

(1)	Includes stock-based compensation expenses as follows (in thousands):

	Year Ended June 30,		Nine Months Ended March 31,
	2018	2019	2019	2020
Cost of revenue	$78	$331	$205	$781
Research and development	429	1,128	731	3,221
Sales and marketing	508	922	586	1,643
General and administrative	530	1,701	1,055	4,791

	$1,545	$4,082	$2,577	$10,436

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The following table presents the components of our consolidated statements of operations for the periods presented as a percentage of total revenue:

	Year Ended June 30,		Nine Months Ended March 31,
	2018	2019	2019	2020
Revenue
Subscription and transaction fees	88%	79%	79%	85%
Interest on funds held for customers	12%	21%	21%	15%

Total revenue	100%	100%	100%	100%
Cost of revenue	30%	28%	28%	25%

Gross profit	70%	72%	72%	75%

Operating expenses
Research and development	28%	27%	25%	33%
Sales and marketing	29%	27%	26%	29%
General and administrative	25%	27%	27%	34%

Total operating expenses	82%	81%	78%	96%

Loss from operations	(12)%	(9)%	(6)%	(21)%
Other income, net	1%	2%	2%	2%

Loss before provision for (benefit from) income taxes	(11)%	(7)%	(4)%	(19)%
Provision for (benefit from) income taxes	-	-	-	-

Net loss	(11)%	(7)%	(4)%	(19)%

Comparison of the Three Months Ended March 31, 2019 and 2020

Revenue

The components of our revenue during the three months ended March 31, 2019 and 2020 were as follows (amounts in thousands):

	Three months ended March 31,		Change
	2019	2020	Amount	%
Subscription and transaction fees	$22,112	$36,092	$13,980	63%
Interest on funds held for customers	6,132	5,138	(994)	(16)%

Total revenue	$28,244	$41,230	$12,986	46%

Subscription and transaction fees increased to $36.1 million during the three months ended March 31, 2020 from $22.1 million during the three months ended March 31, 2019, an increase of $14.0 million or 63%. Subscription fees increased to $22.3 million during the three months ended March 31, 2020 from $15.4 million during the three months ended March 31, 2019, an increase of $6.9 million or 44%, driven primarily by the increase in customers and average subscription revenue per customer. Transaction fees increased to $13.8 million during the three months ended March 31, 2020 from $6.7 million during the three months ended March 31, 2019, an increase of $7.1 million or 106%, due primarily to increased adoption of new product offerings and the increase in the number of transactions initiated. Our total customers increased to over 91,000 as of March 31, 2020 compared to over 71,000 as of March 31, 2019, or an increase of approximately 28%. Our average subscription revenue and transaction fees per customer increased by 17% and 67%, respectively, during the three months ended March 31, 2020, driven primarily by the increase in customers’ usage of our platform and payment activities.

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Interest on funds held for customers decreased to $5.1 million during the three months ended March 31, 2020 from $6.1 million during the three months ended March 31, 2019, a decrease of $1.0 million or 16%. The decrease was due to the decrease in the yield we earned from investing customer funds. The annualized rate of return earned on customer funds held was 1.51% during the three months ended March 31, 2020, a decrease of 74 basis points over the annualized yield during the same period in fiscal 2019. The decrease in yield was due primarily to the U.S. Federal Reserve’s action to significantly cut the federal funds rate since the end of calendar year 2019 and most recently in March 2020 in response to the COVID-19 pandemic. The average daily effective federal funds rate decreased by 115 basis points during the three months ended March 31, 2020 over the same period in fiscal 2019. The decrease in yield on funds held for customers was partially offset by the increase in the balance of customer funds held while payment transactions are clearing. The average daily balance of customer funds in transit increased to approximately $1.4 billion during the three months ended March 31, 2020 from approximately $1.1 billion during the three months ended March 31, 2019, an increase of 24%. Fund balances increased due to growth in TPV. Our TPV increased to approximately $24.2 billion during the three months ended March 31, 2020 from approximately $17.9 billion during the three months ended March 31, 2019, an increase of 35%.

Cost of Revenue, Gross Profit, and Gross Margin

Cost of revenue, gross profit, and gross margin during the three months ended March 31, 2019 and 2020 were as follows (amounts in thousands):

	Three months ended March 31,		Change
	2019	2020	Amount	%
Cost of revenue	$7,914	$10,110	$2,196	28%
Gross profit	$20,330	$31,120	$10,790	53%
Gross margin	72%	75%

Cost of revenue increased to $10.1 million during the three months ended March 31, 2020 from $7.9 million during the three months ended March 31, 2019, an increase of $2.2 million or 28%. The increase was due primarily to a $1.3 million increase in direct costs associated with the processing of our customers’ payment transactions, use of software applications and equipment, bank fees for funds held for customers, and data hosting services, which were driven by the increase in the number of customers, increase in adoption of new product offerings and increase in volume of transactions. The increase was also due to a $0.4 million increase in personnel-related costs, including stock-based compensation expense and amortization of increased deferred service costs, due to the hiring of additional personnel who were directly engaged in providing implementation and support services to our customers, and a $0.4 million increase in shared overhead costs. Our average headcount of such personnel during the three months ended March 31, 2020 increased by 15% compared to the same period in fiscal 2019.

Gross margin increased to 75% during the three months ended March 31, 2020 from 72% during the three months ended March 31, 2019, an increase of 3%. The increase was driven primarily by higher revenue on increased adoption of new product offerings.

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Research and Development Expenses

Research and development expenses during the three months ended March 31, 2019 and 2020 were as follows (amounts in thousands):

	Three months ended March 31,		Change
	2019	2020	Amount	%
Research and development expenses	$7,899	$13,969	$6,070	77%
Percentage of revenue	28%	34%

Research and development expenses increased to $14.0 million during the three months ended March 31, 2020 from $7.9 million during the three months ended March 31, 2019, an increase of $6.1 million or 77%. The increase was due primarily to a $4.8 million increase in personnel-related costs, including stock-based compensation expense, resulting from the hiring of additional personnel who were directly engaged in developing new product offerings, a $1.0 million increase in shared overhead costs, and a $0.2 million increase in costs for engaging consultants and temporary contractors who provided product development services. Our average research and development headcount during the three months ended March 31, 2020 increased by 56% compared to the same period in fiscal 2019.

As a percentage of total revenue, research and development expenses increased to 34% during the three months ended March 31, 2020 from 28% during the three months ended March 31, 2019 due primarily to the increase in our headcount, which resulted in higher personnel-related costs relative to the increase in our revenue.

Sales and Marketing Expenses

Sales and marketing expenses during the three months ended March 31, 2019 and 2020 were as follows (amounts in thousands):

	Three months ended March 31,		Change
	2019	2020	Amount	%
Sales and marketing expenses	$7,365	$11,802	$4,437	60%
Percentage of revenue	26%	29%

Sales and marketing expenses increased to $11.8 million during the three months ended March 31, 2020 from $7.4 million during the three months ended March 31, 2019, an increase of $4.4 million or 60%. The increase was due primarily to a $2.3 million increase in personnel-related costs (net of increase in capitalized sales commissions of $0.4 million), including stock-based compensation expense, due to the hiring of additional personnel who were directly engaged in acquiring new customers and in marketing our products and services, and a $0.7 million increase in shared overhead costs. Our average sales and marketing headcount during the three months ended March 31, 2020 increased by 48% compared to the same period in fiscal 2019. The increase was also attributed to a $0.7 million increase in advertising spend and a $0.7 million increase in various marketing initiatives and activities, such as engaging consultants and attending marketing events, as we continued to increase our effort in promoting our products and services and in increasing brand awareness.

As a percentage of total revenue, sales and marketing expenses increased to 29% during the three months ended March 31, 2020 from 26% during the three months ended March 31, 2019, due primarily to the increase in our headcount, which resulted in higher personnel-related costs relative to the increase in our revenue.

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General and Administrative Expenses

General and administrative expenses during the three months ended March 31, 2019 and 2020 were as follows (amounts in thousands):

	Three months ended March 31,		Change
	2019	2020	Amount	%
General and administrative expenses	$7,904	$15,064	$7,160	91%
Percentage of revenue	28%	36%

General and administrative expenses increased to $15.1 million during the three months ended March 31, 2020 from $7.9 million during the three months ended March 31, 2019, an increase of $7.2 million or 91%. The increase was due primarily to a $3.6 million increase in personnel-related costs, including stock-based compensation expense, resulting from the hiring of additional executive employees and administrative personnel, and a $1.6 million increase in shared overhead costs. Our average general and administrative headcount during the three months ended March 31, 2020 increased by 82% compared to the same period in fiscal 2019. The increase was also due to a $1.2 million increase in professional and consulting fees as we obtained additional external assistance in connection with operating our business as a public company and our overall growth, and a $0.5 million increase in money transfer license fees and credit card processing fees due to the overall growth of our business.

As a percentage of total revenue, general and administrative expenses increased to 36% during the three months ended March 31, 2020 from 28% during the three months ended March 31, 2019 due primarily to the increase in our headcount, which resulted in higher personnel-related costs relative to the increase in our revenue.

Other Income, Net

Other income, net during the three months ended March 31, 2019 and 2020 was as follows (amounts in thousands):

	Three months ended March 31,		Change
	2019	2020	Amount	%
Other income, net	$734	$1,397	$663	90%

Other income, net increased to $1.4 million during the three months ended March 31, 2020 from $0.7 million during the three months ended March 31, 2019, an increase of $0.7 million or 90%. The increase includes a $0.4 million increase in interest income due to the increase in corporate funds that were invested in highly liquid, investment-grade fixed income marketable securities. Additionally, interest expense decreased by $0.1 million and the loss on revaluation of redeemable convertible preferred stock warrant liabilities decreased by $0.2 million during the three months ended March 31, 2020.

Provision for (benefit from) Income Taxes

Provision for (benefit from) income taxes during the three months ended March 31, 2019 and 2020 was as follows (amounts in thousands):

	Three months ended March 31,		Change
	2019	2020	Amount	%
Provision for (benefit from) income taxes	$(70)	$1	$71	101%

Confidential Treatment Requested by Bill.com Holdings, Inc.

Pursuant to 17 C.F.R Section 200.83

The provision for income taxes during the three months ended March 31, 2020 pertains primarily to state income taxes. The benefit from income taxes during the three months ended March 31, 2019 pertains primarily to the income tax benefit that is reported on the condensed consolidated statements of operations and is offset against the income tax on the unrealized gain on investments in available-for-sale securities that is shown on the condensed consolidated statements of comprehensive loss.

Comparison of the Nine Months Ended March 31, 2019 and 2020

Revenue

The components of our revenue during the nine months ended March 31, 2019 and 2020 were as follows (amounts in thousands):

	Nine months ended March 31,		Change
	2019	2020	Amount	%
Subscription and transaction fees	$60,726	$97,604	$36,878	61%
Interest on funds held for customers	15,941	17,886	1,945	12%

Total revenue	$76,667	$115,490	$38,823	51%

Despite the business disruptions caused by the COVID-19 pandemic in March 2020, our subscription and transaction fees, as well as our customer count, was not materially impacted during the nine months ended March 31, 2020. Subscription and transaction fees increased to $97.6 million during the nine months ended March 31, 2020 from $60.7 million during the nine months ended March 31, 2019, an increase of $36.9 million or 61%. Subscription fees increased to $60.2 million during the nine months ended March 31, 2020 from $42.8 million during the nine months ended March 31, 2019, an increase of $17.4 million or 41%, driven primarily by the increase in customers and average subscription revenue per customer. Transaction fees increased to $37.4 million during the nine months ended March 31, 2020 from $17.9 million during the nine months ended March 31, 2019, an increase of $19.5 million or 109%, due primarily to the increased adoption of new product offerings and the increase in the number of transactions initiated. Our total customers increased to over 91,000 as of March 31, 2020 compared to over 71,000 as of March 31, 2019, or an increase of approximately 28%. Our average subscription revenue and transaction fees per customer increased by 15% and 71%, respectively, during the nine months ended March 31, 2020, driven primarily by the increase in customers’ usage of our platform and payment activities.

Interest on funds held for customers increased to $17.9 million during the nine months ended March 31, 2020 from $15.9 million during the nine months ended March 31, 2019, an increase of $2.0 million or 12%. The increase was due to the increase in the balance of customer funds held while payment transactions are clearing. The average daily balance of customer funds in transit increased to approximately $1.3 billion during the nine months ended March 31, 2020 from approximately $1.1 billion during the nine months ended March 31, 2019, an increase of 28%. Fund balances increased due to growth in TPV. Our TPV increased to approximately $71.0 billion during the nine months ended March 31, 2020 from approximately $51.1 billion during the nine months ended March 31, 2019, an increase of 39%. The impact of higher balances was partially offset by the decrease in the yield we earned from investing the funds. The annualized rate of return earned on customer funds held was 1.76% during the nine months ended March 31, 2020, a decrease of 26 basis points over the annualized yield during the same period in fiscal 2019. The decrease in yield was due primarily to changes in the short-term interest rate environment as the average daily effective federal funds rate decreased by 48 basis points during the nine months ended March 31, 2020 over the same period in fiscal 2019.

Confidential Treatment Requested by Bill.com Holdings, Inc.

Pursuant to 17 C.F.R Section 200.83

Cost of Revenue, Gross Profit, and Gross Margin

Cost of revenue, gross profit, and gross margin during the nine months ended March 31, 2019 and 2020 were as follows (amounts in thousands):

	Nine months ended March 31,		Change
	2019	2020	Amount	%
Cost of revenue	$21,430	$29,044	$7,614	36%
Gross profit	$55,237	$86,446	$31,209	57%
Gross margin	72%	75%

Cost of revenue increased to $29.0 million during the nine months ended March 31, 2020 from $21.4 million during the nine months ended March 31, 2019, an increase of $7.6 million or 36%. The increase was due primarily to a $3.9 million increase in direct costs associated with the processing of our customers’ payment transactions, use of software applications and equipment, bank fees for funds held for customers, and data hosting services, which were driven by the increase in the number of customers, increase in adoption of new product offerings and increase in volume of transactions. The increase was also due to a $2.1 million increase in personnel-related costs, including stock-based compensation expense and amortization of increased deferred service costs, due to the hiring of additional personnel who were directly engaged in providing implementation and support services to our customers, a $1.3 million increase in shared overhead costs, and a $0.3 million increase in consultants and temporary contractors. Our average headcount of such personnel during the nine months ended March 31, 2020 increased by 26% compared to the same period in fiscal 2019.

Gross margin increased to 75% during the nine months ended March 31, 2020 from 72% during the nine months ended March 31, 2019, an increase of 3%. The increase was driven primarily by higher revenue on increased adoption of new product offerings.

Research and Development Expenses

Research and development expenses during the nine months ended March 31, 2019 and 2020 were as follows (amounts in thousands):

	Nine months ended March 31,		Change
	2019	2020	Amount	%
Research and development expenses	$19,477	$38,476	$18,999	98%
Percentage of revenue	25%	33%

Research and development expenses increased to $38.5 million during the nine months ended March 31, 2020 from $19.5 million during the nine months ended March 31, 2019, an increase of $19.0 million or 98%. The increase was due primarily to a $15.4 million increase in personnel-related costs, including stock-based compensation expense, resulting from the hiring of additional personnel who were directly engaged in developing new product offerings, a $2.3 million increase in shared overhead costs, and a $1.0 million increase in costs for engaging consultants and temporary contractors who provided product development services. Our average research and development headcount during the nine months ended March 31, 2020 increased by 70% compared to the same period in fiscal 2019.

As a percentage of total revenue, research and development expenses increased to 33% during the nine months ended March 31, 2020 from 25% during the nine months ended March 31, 2019 due primarily to the increase in our headcount, which resulted in higher personnel-related costs relative to the increase in our revenue.

Confidential Treatment Requested by Bill.com Holdings, Inc.

Pursuant to 17 C.F.R Section 200.83

Sales and Marketing Expenses

Sales and marketing expenses during the nine months ended March 31, 2019 and 2020 were as follows (amounts in thousands):

	Nine months ended March 31,		Change
	2019	2020	Amount	%
Sales and marketing expenses	$20,165	$33,560	$13,395	66%
Percentage of revenue	26%	29%

Sales and marketing expenses increased to $33.6 million during the nine months ended March 31, 2020 from $20.2 million during the nine months ended March 31, 2019, an increase of $13.4 million or 66%. The increase was due primarily to a $7.0 million increase in personnel-related costs (net of increase in capitalized sales commissions of $2.1 million), including stock-based compensation expense, due to the hiring of additional personnel who were directly engaged in acquiring new customers and in marketing our products and services, and a $1.6 million increase in shared overhead costs. Our average sales and marketing headcount during the nine months ended March 31, 2020 increased by 56% compared to the same period in fiscal 2019. The increase was also attributed to a $2.4 million increase in various marketing initiatives and activities, such as engaging consultants and attending marketing events, and a $2.3 million increase in advertising spend as we continued to increase our effort in promoting our products and services and in increasing brand awareness.

As a percentage of total revenue, sales and marketing expenses increased to 29% during the nine months ended March 31, 2020 from 26% during the nine months ended March 31, 2019, due primarily to the increase in our headcount, which resulted in higher personnel-related costs relative to the increase in our revenue.

General and Administrative Expenses

General and administrative expenses during the nine months ended March 31, 2019 and 2020 were as follows (amounts in thousands):

	Nine months ended March 31,		Change
	2019	2020	Amount	%
General and administrative expenses	$20,245	$38,347	$18,102	89%
Percentage of revenue	27%	34%

General and administrative expenses increased to $38.3 million during the nine months ended March 31, 2020 from $20.2 million during the nine months ended March 31, 2019, an increase of $18.1 million or 89%. The increase was due primarily to a $10.5 million increase in personnel-related costs, including stock-based compensation expense, resulting from the hiring of additional executive employees and administrative personnel. Our average general and administrative headcount during the nine months ended March 31, 2020 increased by 85% compared to the same period in fiscal 2019. The increase was also due to a $2.4 million increase in professional and consulting fees as we obtained additional external assistance in connection with operating our business as a public company and our overall growth, a $2.4 million increase in shared overhead costs due to the overall growth of our business, a $1.6 million increase in money transfer license fees, a $0.7 million increase in reserve for sales tax obligations, and a $0.4 million increase in recruiting fees and temporary staffing costs as we engaged external help to recruit employees or to temporarily fill certain roles within the organization.

Confidential Treatment Requested by Bill.com Holdings, Inc.

Pursuant to 17 C.F.R Section 200.83

As a percentage of total revenue, general and administrative expenses increased to 34% during the nine months ended March 31, 2020 from 27% during the nine months ended March 31, 2019 due primarily to the increase in our headcount, which resulted in higher personnel-related costs relative to the increase in our revenue

Other Income, Net

Other income, net during the nine months ended March 31, 2019 and 2020 was as follows (amounts in thousands):

	Nine months ended March 31,		Change
	2019	2020	Amount	%
Other income, net	$1,737	$2,396	$659	38%

Other income, net increased to $2.4 million during the nine months ended March 31, 2020 from $1.7 million during the nine months ended March 31, 2019, an increase of $0.7 million or 38%. The increase includes a $1.2 million increase in interest income due primarily to the increase in corporate funds that were invested in highly liquid, investment-grade fixed income marketable securities, partially offset by a $0.8 million increase in loss on revaluation of redeemable convertible preferred stock warrant liabilities. Additionally, interest expense decreased by $0.3 million during the nine months ended March 31, 2020.

Provision for (Benefit from) Income Taxes

Provision for (benefit from) income taxes during the nine months ended March 31, 2019 and 2020 was as follows (amounts in thousands):

	Nine months ended March 31,		Change
	2019	2020	Amount	%
Provision for (benefit from) income taxes	$(97)	$52	$149	154%

The provision for income taxes during the nine months ended March 31, 2020 pertains primarily to state income taxes. The benefit from income taxes during the nine months ended March 31, 2019 pertains primarily to the income tax benefit that is reported on the condensed consolidated statements of operations and is offset against the income tax on the unrealized gain on investments in available-for-sale securities that is shown on the condensed consolidated statements of comprehensive loss.

Comparison of the Years Ended June 30, 2018 and 2019

The components of our revenue during fiscal 2018 and 2019 were as follows (amounts in thousands):

	Year Ended June 30,		Change
	2018	2019	Amount	%
Subscription and transaction fees	$56,992	$85,951	$28,959	51%
Interest on funds held for customers	7,873	22,400	14,527	185%

Total revenue	$64,865	$108,351	$43,486	67%

Confidential Treatment Requested by Bill.com Holdings, Inc.

Pursuant to 17 C.F.R Section 200.83

Subscription and transaction fees increased to $86.0 million during fiscal 2019 from $57.0 million during fiscal 2018, an increase of $29.0 million or 51%. Subscription fees increased to $59.6 million during fiscal 2019 from $42.0 million during fiscal 2018, an increase of $17.6 million or 42%, driven primarily by the increase in customers and average subscription revenue per customer. Transaction fees increased to $26.4 million during fiscal 2019 from $15.0 million during fiscal 2018, an increase of $11.4 million or 76%, primarily due to increased adoption of new product offerings and increases in the number of transactions initiated. Our total customers increased to over 76,000 as of June 30, 2019 compared to over 63,000 as of June 30, 2018, or an increase of approximately 21%. Our average subscription revenue and transaction fees per customer increased by 12% and 39%, respectively, during fiscal 2019, driven primarily by the increase in customers’ usage of our platform and payment activity.

Interest on funds held for customers increased to $22.4 million during fiscal 2019 from $7.9 million during fiscal 2018, an increase of $14.5 million or 185%. The increase was due primarily to the increase in the yield we earned from strategically investing funds held for customers and the increase in the balance of customer funds while payment transactions are clearing. The annualized rate of return on our average customer funds held was 1.99% during fiscal 2019, an increase of 101 basis points over the annualized yield during fiscal 2018. The increase in yield was primarily due to the short-term interest rate environment as the average daily effective Federal Funds rate increased by 85 basis points during fiscal 2019 over the prior fiscal year. Our active management of customer funds during fiscal 2019 also improved the return generated on our funds held. The average balance of customer funds in transit increased to approximately $1.1 billion during fiscal 2019 from approximately $777 million during fiscal 2018, or an increase of 42%. Fund balances increased primarily due to growth in TPV. Our TPV increased to approximately $71.3 billion during fiscal 2019 from approximately $49.6 billion during fiscal 2018, or an increase of 44%.

Cost of Revenue, Gross Profit, and Gross Margin

Cost of revenue, gross profit, and gross margin during fiscal 2018 and 2019 were as follows (amounts in thousands):

	Year Ended June 30,		Change
	2018	2019	Amount	%
Cost of revenue	$19,372	$29,918	$10,546	54%
Gross profit	45,493	78,433	32,940	72%
Gross margin	70%	72%

Cost of revenue increased to $29.9 million during fiscal 2019 from $19.4 million during fiscal 2018, an increase of $10.5 million or 54%. The increase was due primarily to a $4.2 million increase in direct costs associated with the processing of our customers’ payment transactions, use of software applications and equipment, bank fees for holding the funds of our customers, and data hosting services, which were driven by the increase in the number of customers and volume of transactions. The increase was also due to a $4.0 million increase in personnel-related costs, including stock-based compensation expense and amortization of deferred service costs, due to the hiring of additional personnel who were directly engaged in providing implementation and support services to our customers, and a $1.4 million increase in shared overhead costs. Our average headcount of such personnel during fiscal 2019 increased by 26% compared to fiscal 2018.

Gross margin increased to 72% during fiscal 2019 from 70% during fiscal 2018. The increase was driven primarily by the increase in our total revenue and in our revenue mix, in particular the increase in interest on funds held for customers, which has low costs and high gross margin, partially offset by the increase in costs as a percentage of revenue related primarily to software applications that we used to support our customers as well as allocated shared overhead costs.

Confidential Treatment Requested by Bill.com Holdings, Inc.

Pursuant to 17 C.F.R Section 200.83

Research and Development Expenses

Research and development expenses during fiscal 2018 and 2019 were as follows (amounts in thousands):

	Year Ended June 30,		Change
	2018	2019	Amount	%
Research and development expenses	$17,986	$28,924	$10,938	61%
Percentage of revenue	28%	27%

Research and development expenses increased to $28.9 million during fiscal 2019 from $18.0 million during fiscal 2018, an increase of $10.9 million or 61%. The increase was due primarily to an $8.1 million increase in personnel-related costs, including stock-based compensation expense, resulting from the hiring of additional personnel who were directly engaged in developing new product offerings and a related $1.5 million increase in shared overhead costs. Our average research and development headcount during fiscal 2019 increased by 45% compared to fiscal 2018.

As a percentage of total revenue, research and development expenses decreased to 27% during fiscal 2019 from 28% during fiscal 2018 due primarily to the leveraging of our overall expenses on higher revenue.

Sales and Marketing Expenses

Sales and marketing expenses during fiscal 2018 and 2019 were as follows (amounts in thousands):

	Year Ended June 30,		Change
	2018	2019	Amount	%
Sales and marketing expenses	$19,290	$30,114	$10,824	56%
Percentage of revenue	29%	27%

Sales and marketing expenses increased to $30.1 million during fiscal 2019 from $19.3 million during fiscal 2018, an increase of $10.8 million or 56%. The increase was due primarily to a $4.5 million increase in personnel-related costs (net of capitalized sales commissions of $2.1 million), including stock-based compensation expense, due to the hiring of additional personnel who were directly engaged in acquiring new customers and in marketing our products and services, and a $0.8 million increase in shared overhead costs due to the increase in headcount. Our average sales and marketing headcount during fiscal 2019 increased by 37% compared to fiscal 2018. The increase was also attributed to a $2.9 million increase in advertising spend and a $1.9 million increase in various marketing initiatives and activities, such as engaging consultants and attending marketing events, as we continued to increase our effort in promoting our products and services and in increasing brand awareness.

As a percentage of total revenue, sales and marketing expenses decreased to 27% during fiscal 2019 from 29% during fiscal 2018, due primarily to the leveraging of our overall expenses on higher revenue.

Confidential Treatment Requested by Bill.com Holdings, Inc.

Pursuant to 17 C.F.R Section 200.83

General and Administrative Expenses

General and administrative expenses during fiscal 2018 and 2019 were as follows (amounts in thousands):

	Year Ended June 30,		Change
	2018	2019	Amount	%
General and administrative expenses	$16,034	$29,198	$13,164	82%
Percentage of revenue	25%	27%

General and administrative expenses increased to $29.2 million during fiscal 2019 from $16.0 million during fiscal 2018, an increase of $13.2 million or 82%. The increase was due primarily to a $6.4 million increase in personnel-related costs, including stock-based compensation expense, resulting from the hiring of additional executive employees and administrative personnel. Our average general and administrative headcount during fiscal 2019 increased by 63% compared to fiscal 2018. The increase was also due to a $1.9 million increase in professional and consulting fees as we obtained additional external assistance in connection with the overall growth of our business and our preparation to operate as a public company, a $1.6 million increase in recruiting fees and temporary staffing costs as we engaged external help to recruit employees or to temporarily fill certain roles within the organization, a $1.5 million increase for sales and use taxes due to an increase in state reporting, collection and remittance requirements, and a $0.8 million increase in losses on funds held due to the increase in the number of instances of fraud during the year.

As a percentage of total revenue, general and administrative expenses increased to 27% during fiscal 2019 from 25% during fiscal 2018 as we engaged in more activities in connection with the overall growth of the business and our preparation to become a public company.

Other Income, Net

Other income, net during fiscal 2018 and 2019 was as follows (amounts in thousands):

	Year Ended June 30,		Change
	2018	2019	Amount	%
Other income, net	$632	$2,333	$1,701	269%

Other income, net increased to $2.3 million during fiscal 2019 from $0.6 million during fiscal 2018, due primarily to a $2.1 million increase in interest earned on corporate funds that we invested in money market instruments and highly liquid short-term investments, partially offset by an increase in interest expense of $0.4 million.

Provision for (Benefit from) Income Taxes

Provision for (benefit from) income taxes during fiscal 2018 and 2019 was as follows (amounts in thousands):

	Year Ended June 30,		Change
	2018	2019	Amount	%
Provision for (benefit from) income taxes	$10	$(156)	$(166)	-1,660%

The benefit from income taxes during fiscal 2019 pertains primarily to the income tax benefit that is reported on the consolidated statements of operations and is offset against the income tax on the unrealized gain on investments in available-for-sale securities that is shown on the consolidated statements of comprehensive loss. The provision for income taxes during fiscal 2018 pertains to state income taxes.

Confidential Treatment Requested by Bill.com Holdings, Inc.

Pursuant to 17 C.F.R Section 200.83

Quarterly Results of Operations

The following tables present our unaudited consolidated statements of operations for each of the last nine quarters in the period ended March 31, 2020, as well as the percentage of each line item to our total revenue for each quarter presented. The unaudited consolidated statements of operations for each quarter have been prepared on the same basis as the annual consolidated financial statements included in the prospectus and reflect all normal and recurring adjustments that are, in our opinion, necessary for the fair presentation of the results of operations for the periods presented. Our historical results are not necessarily indicative of the results that may be expected in the future. The following quarterly financial data should be read in conjunction with our consolidated financial statements included elsewhere in the prospectus.

	June 30, 2018	September 30, 2018	December 31, 2018	March 31, 2019	June 30, 2019	September 30, 2019	December 31, 2019	March 31, 2020
	(in thousands)
Revenue
Subscription and transaction fees	$16,368	$18,170	$20,444	$22,112	$25,225	$28,548	$32,964	$36,092
Interest on funds held for customers	3,134	4,254	5,555	6,132	6,459	6,632	6,116	5,138

Total revenue	19,502	22,424	25,999	28,244	31,684	35,180	39,080	41,230
Cost of revenue(1)	5,558	6,341	7,175	7,914	8,488	9,147	9,787	10,110

Gross profit	13,944	16,083	18,824	20,330	23,196	26,033	29,293	31,120

Operating expenses
Research and development(1)	4,974	5,424	6,154	7,899	9,447	11,515	12,992	13,969
Sales and marketing(1)	5,939	5,944	6,856	7,365	9,949	10,267	11,491	11,802
General and administrative(1)	4,774	5,937	6,404	7,904	8,953	10,535	12,748	15,064

Total operating expenses	15,687	17,305	19,414	23,168	28,349	32,317	37,231	40,835

Loss from operations	(1,743)	(1,222)	(590)	(2,838)	(5,153)	(6,284)	(7,938)	(9,715)
Other income, net	326	317	686	734	596	639	360	1,397

(Loss) income before income taxes	(1,417)	(905)	96	(2,104)	(4,557)	(5,645)	(7,578)	(8,318)
Income taxes	4	(21)	(6)	(70)	(59)	51	-	1

Net (loss) income	$(1,421)	$(884)	$102	$(2,034)	$(4,498)	$(5,696)	$(7,578)	$(8,319)

(1)	Includes stock-based compensation expenses as follows:

	Three Months Ended
	June 30, 2018	September 30, 2018	December 31, 2018	March 31, 2019	June 30, 2019	September 30, 2019	December 31, 2019	March 31, 2020
	(in thousands)
Cost of revenue	21	69	42	93	127	148	211	422
Research and development	132	233	119	379	397	671	1,084	1,466
Sales and marketing	154	166	122	299	335	382	494	767
General and administrative	133	139	311	605	646	1,075	1,286	2,430

	$440	$607	$594	$1,376	$1,505	$2,276	$3,075	$5,085

Confidential Treatment Requested by Bill.com Holdings, Inc.

Pursuant to 17 C.F.R Section 200.83

	Three months ended
	June 30, 2018	September 30, 2018	December 31, 2018	March 31, 2019	June 30, 2019	September 30, 2019	December 31, 2019	March 31, 2020
Revenue
Subscription and transaction fees	84%	81%	79%	78%	80%	81%	84%	88%
Interest on funds held for customers	16%	19%	21%	22%	20%	19%	16%	12%

Total revenue	100%	100%	100%	100%	100%	100%	100%	100%
Cost of revenue	28%	28%	28%	28%	27%	26%	25%	25%

Gross profit	72%	72%	72%	72%	73%	74%	75%	75%

Operating expenses
Research and development	26%	24%	24%	28%	30%	33%	33%	34%
Sales and marketing	30%	27%	26%	26%	31%	29%	29%	29%
General and administrative	25%	26%	25%	28%	28%	30%	33%	36%

Total operating expenses	81%	77%	75%	82%	89%	92%	95%	99%

Loss from operations	(9)%	(5)%	(3)%	(10)%	(16)%	(18)%	(20)%	(24)%
Other income, net	2%	1%	3%	3%	2%	2%	1%	4%

(Loss) income before income taxes	(7)%	(4)%	-	(7)%	(14)%	(16)%	(19)%	(20)%
Income taxes	-	-	-	-	-	-	-	-

Net (loss) income	(7)%	(4)%	-	(7)%	(14)%	(16)%	(19)%	(20)%

Quarterly Revenue Trends

Our subscription and transaction fees in each of the quarters presented increased consecutively over all periods presented due primarily to the increase in the number of customers and the increase in average subscription and transaction fees per customer. Additionally, our transaction fees increased consecutively from the quarter ended June 30, 2019 partially due to the increase in the adoption of new product offerings.

Our interest on funds held for customers in each of the quarters presented increased consecutively through the quarter ended September 30, 2019 due primarily to the increase in the balance of customer funds held while payment transactions are clearing. Our interest on funds held for customers during the quarters ended December 31, 2019 and March 31, 2020 decreased consecutively due partially to the decrease in the yield we earned from investing customer funds.

Quarterly Cost of Revenue and Gross Margin Trends

Our cost of revenue in each of the quarters presented increased consecutively for all subsequent periods due primarily to the increase in transaction-related costs, which was the result of the increase in the number of customers and the increase in payment transactions that we processed, and the increase in costs directly associated to providing support to our customers.

Our gross margin had consecutively increased from the quarter ended June 30, 2019 due primarily to the increase in our total revenue, in particular the increase in adoption of new product offerings, and the increase in our revenue mix.

Quarterly Operating Expenses Trends

Our operating expenses in each of the quarters presented increased consecutively for all subsequent periods due primarily to the increase in personnel-related costs, including stock-based compensation expense, as we invested in additional headcount quarter-over-quarter to support the growth of our business. Additionally, our professional and consulting fees, temporary staffing costs, and shared overhead costs increased consecutively over all periods due to the overall growth of our

Confidential Treatment Requested by Bill.com Holdings, Inc.

Pursuant to 17 C.F.R Section 200.83

business. We also continued to increase our sales and marketing spend quarter over quarter, in particular advertising and promotional marketing expenses, as we continued to invest in promoting brand awareness.

As a percentage of total revenue, our operating expenses fluctuated in the quarters presented. Our operating expenses as a percentage of total revenue during the quarter ended September 30, 2018 and December 31, 2018 decreased compared to the respective preceding quarters due primarily to the leveraging of certain costs on relatively higher revenue, in particular due to the lower personnel-related costs as a percentage of total revenue resulting from the timing of hiring employees. Our operating expenses as a percentage of total revenue during the quarter ended June 30, 2019 increased compared to the preceding quarters due primarily to the increase in professional and consulting fees as we obtained additional external assistance in connection with the overall growth of our business and our preparation to operate as a public company. Our operating expenses as a percentage of total revenue increased consecutively compared to the respective preceding quarters starting from the quarter ended September 30, 2019 due primarily to the increase in personnel-related costs, including stock-based compensation expense, due to the increase in headcount.

Quarterly Other Income Trends

Our other income (net) increased consecutively from the quarter ended June 30, 2018 through the quarter ended March 31, 2019 due primarily to the increase in interest earned on corporate funds that we invested in money market instruments and highly liquid short-term investments. Our other income (net) for the quarter ended December 31, 2019 decreased due primarily to the loss on revaluation of redeemable convertible preferred stock warrant liabilities. Our other income (net) for the quarter ended March 31, 2020 increased due to the increase in interest income due to the increase in corporate funds that were invested in highly liquid, investment-grade fixed income marketable securities.

Liquidity and Capital Resources

On December 16, 2019, we closed our IPO in which we received net proceeds of $225.5 million, after deducting underwriting discounts and commissions of $17.4 million and other offering costs of $5.6 million.

Prior to our IPO, we financed our operations and capital expenditures primarily through sales of redeemable convertible preferred stock, bank borrowings, and utilization of cash generated from operations. As of March 31, 2020, our principal sources of liquidity were our cash and cash equivalents of $228.6 million, our available-for-sale short-term investments of $153.8 million, and funds available under our Senior Facilities Agreement (as defined below). Our cash equivalents are comprised primarily of money market funds and investments in debt securities with original maturities of three months or less. Our short-term investments are comprised primarily of available-for-sale investments in corporate bonds, asset-backed securities and U.S. treasury securities with original maturities of more than three months. Our Senior Facilities Agreement, which expires on June 28, 2022, allows us to borrow up to $50.0 million. Available funds under our Senior Facilities Agreement, after deducting our line of credit borrowings of $2.3 million and letter of credit utilization totaling $6.9 million, was $40.8 million as of March 31, 2020.

We believe that our cash, cash equivalents, available-for sale short-term investments, and funds available under our Senior Facilities Agreement will be sufficient to meet our working capital requirements for at least the next twelve months. To the extent our existing cash, cash equivalents, available-for sale short-term investments, and funds available under our Senior Facilities Agreement

Confidential Treatment Requested by Bill.com Holdings, Inc.

Pursuant to 17 C.F.R Section 200.83

are insufficient to fund future activities or insufficient to fund our requirements to continue operating our business amidst the adverse impact of the COVID-19 pandemic, we may need to raise additional funds. In the future, we may attempt to raise additional capital through the sale of equity securities or through equity-linked or debt financing arrangements. If we raise additional funds by issuing equity or equity-linked securities, the ownership of our existing stockholders will be diluted. If we raise additional financing by the incurrence of additional indebtedness, we may be subject to increased fixed payment obligations and could also be subject to additional restrictive covenants, such as limitations on our ability to incur additional debt, and other operating restrictions that could adversely impact our ability to conduct our business. Any future indebtedness we incur may result in terms that could be unfavorable to equity investors. There can be no assurances that we will be able to raise additional capital. The inability to raise capital would adversely affect our ability to achieve our business objectives.

Cash Flows

Below is a summary of our consolidated cash flows for the periods presented (in thousands):

	Year Ended June 30,		Nine months ended March 31,
	2018	2019	2019	2020
Net cash provided by (used in):
Operating activities	$(8,356)	$(3,949)	$(2,078)	$(3,327)
Investing activities	(335,421)	(419,801)	(272,851)	(112,223)
Financing activities	326,282	491,655	353,255	253,829

Net (decrease) increase in cash and cash equivalents	$(17,495)	$67,905	$78,326	$138,279

Net Cash Used in Operating Activities

Our primary source of cash provided by our operating activities is our revenue from subscription and transaction fees. Our subscription revenue is primarily based on a fixed monthly or annual rate per user charged to our customers. Our transaction revenue is comprised of transaction fees on a fixed or variable rate per type of transaction. We also generate cash from the interest earned on funds held in trust on behalf of customers while payment transactions are clearing.

Our primary uses of cash in our operating activities include payments for employee salary and related costs, payments to third parties to fulfill our payment transactions, payments to sales and marketing partners, and other general corporate expenditures.

Net cash used in operating activities increased to $3.3 million during the nine months ended March 31, 2020 from $2.1 million during the nine months ended March 31, 2019 due primarily to the increase in cash paid for our cost of services and operating expenses, primarily employee salary and related costs due to the increase in headcount, offset by the increase in cash received from subscription and transaction fees revenue, as well as the increase in cash received from interest on funds held for customers.

Net cash used in operating activities decreased to $3.9 million during fiscal 2019 from $8.4 million during fiscal 2018 due primarily to the increase in cash received from subscription and transaction fees revenue, as well as the increase in cash received from interest on funds held for customers, offset by the increase in cash paid for our cost of services and operating expenses, primarily employee salary and related costs due to the increase in headcount.

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Net Cash Used in Investing Activities

Cash provided by our investing activities consists primarily of proceeds from the maturities and sale of corporate and customer fund available-for-sale investments. Cash used in our investing activities consists primarily of purchases of corporate and customer fund available-for-sale investments, purchases of property and equipment, and capitalization of internal-use software.

Net cash used in investing activities decreased to $112.2 million during the nine months ended March 31, 2020 from $272.9 million during the nine months ended March 31, 2019 due primarily to the decrease in the use of restricted cash and cash equivalents included in funds held for customers and the increase in proceeds from the maturities of corporate and customer fund available-for-sale investments, partially offset by the increase in purchases of corporate and customer fund short-term investments and the increase purchases of property and equipment.

Net cash used in investing activities increased to $419.8 million during fiscal 2019 from $335.4 million during fiscal 2018, due primarily to an increase in purchases of corporate and customer fund available-for-sale investments, an increase in restricted cash and cash equivalents included in funds held for customers, an increase in purchases of property and equipment and an increase in capitalized internal-use software, offset by an increase in proceeds from the maturities and sale of corporate and customer fund available-for-sale investments.

Net Cash Provided by Financing Activities

Cash provided by our financing activities consists primarily of proceeds from the issuance of common stock upon the completion of our IPO, issuance of redeemable convertible preferred stock, proceeds from line of credit borrowings, and exercises of stock options and stock warrants. Cash used in our financing activities consists primarily of repayments of our bank borrowings and payments of costs related to the issuance of common stock, preferred stock or debt. Additionally, changes in customer fund deposits liability could increase or decrease our cash from financing activities.

Net cash provided by financing activities decreased to $253.8 million during the nine months ended March 31, 2020 from $353.3 million during the nine months ended March 31, 2019 due primarily to a lower change in customer funds deposits liability, partially offset by the proceeds from the issuance of common stock upon the completion of our IPO, net of underwriting discounts and other offering costs and proceeds from our line of credit borrowings. Additionally, cash provided during the nine months ended March 31, 2019 included proceeds from the issuance of redeemable convertible preferred stock.

Net cash provided by financing activities increased to $491.7 million during fiscal 2019 from $326.3 million during fiscal 2018, due primarily to an increase in customer fund deposits liability, proceeds from the issuance of Series H redeemable convertible preferred stock and an increase in proceeds from exercise of stock options, offset by an increase in repayments of bank borrowings.

Credit Facilities

On June 28, 2019, we entered into a Senior Secured Credit Facilities Credit Agreement (Senior Facilities Agreement) with Silicon Valley Bank for a revolving credit facility of up to $50.0 million (Total Commitment), which amount may be increased by up to $25.0 million upon request and subject to conditions. Under the Senior Facilities Agreement, Bill.com, LLC is the borrower and Bill.com Holdings, Inc. is the guarantor. The Senior Facilities Agreement expires on June 28, 2022 and is secured by substantially all of our assets.

Borrowings under the Senior Facilities Agreement are subject to interest, determined as follows: (a) Eurodollar loans shall bear interest at a rate per annum equal to the Eurodollar rate plus the

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applicable margin of 1.75% or 2.75%, depending on company cash balances (Eurodollar rate is calculated based on the ratio of Eurodollar Base Rate, which is determined by reference to ICE Benchmark Administration London Interbank Offered Rate (LIBOR), but not less than 0%) or (b) Alternate Base Rate (ABR) loans shall bear interest at a rate per annum equal to the ABR minus the applicable margin of 0.25% or 1.25% depending on company cash balances (ABR is equal to the highest of (i) the prime rate, (ii) the Federal Funds Effective Rate plus 0.50%, and (iii) the Eurodollar rate plus 1.25%).

The Senior Facilities Agreement requires us to comply with certain restrictive covenants. As of June 30, 2019 and March 31, 2020, we were in compliance with the loan covenants.

Available funds under our Senior Facilities Agreement, after deducting our line of credit borrowings of $2.3 million and letter of credit utilization totaling $6.9 million, was $40.8 million as of March 31, 2020.

Contractual Obligations and Other Commitments

Our principal commitments consist of obligations under operating leases for office space, a strategic partnership agreement to promote our platform, and agreements with various third parties to purchase software and maintenance services. The following table summarizes our commitments to settle contractual obligations in cash as of June 30, 2019 (in thousands):

	Total	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years
Operating lease commitments(1)	$5,677	$2,611	$1,246	$1,310	$510
Partnership and other commitments(2)	18,724	3,471	5,566	4,187	5,500

Total	$24,401	$6,082	$6,812	$5,497	$6,010

(1)	Consists of future non-cancellable minimum rental payments under operating leases for our offices.
(2)	Consists of future minimum payments under a strategic partnership agreement and for purchases of software and maintenance services.

Effective December 31, 2019, we entered into a lease agreement (Lease) for approximately 132,000 square feet of office space located in San Jose, California, for the Company’s principal executive offices. The Lease (as amended) is expected to commence in July 2020 and to expire in June 2031 (Lease Term), unless terminated earlier. The initial minimum monthly lease obligation is approximately $0.5 million per month, increasing by 3% per year annually over the Lease Term, with a 12-month rent abatement. The aggregate minimum lease commitment is approximately $70.0 million, net of rent abatement.

Off-Balance Sheet Arrangements

As of June 30, 2019 and March 31, 2020, we had no off-balance sheet arrangements that have, or are reasonably likely to have, a current or future material effect on our consolidated financial condition, results of operations, liquidity, capital expenditures, or capital resources.

Quantitative and Qualitative Disclosures about Market Risk

Our overall investment portfolio is comprised of corporate investments including company operating cash and cash equivalents, and short-term marketable securities. Customer funds assets are funds that have been collected from customers, but not yet remitted to the applicable supplier or deposited into our customers’ accounts.

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Our corporate investments are invested in cash and cash equivalents and highly liquid, investment-grade fixed income marketable securities. These assets are available for corporate operating purposes. All of our investments are classified as available-for-sale securities.

Our customer funds assets are invested with safety of principal, liquidity, and diversification as the primary objectives. As a secondary objective, we seek to maximize interest income. Customer funds assets are invested in money market funds that maintain a constant market price, other cash equivalents, and highly liquid, investment-grade fixed income marketable securities, with maturities of up to 13 months from the time of purchase. Our investment policy, reflecting restrictions on permissible investments in applicable state money transmitter laws, governs the types of investments we make.

As part of our customer funds investment strategy, we use funds collected daily from our customers to satisfy the obligations of other unrelated customers, rather than liquidating investments purchased with previously collected funds. There is risk that we may not be able to satisfy customer obligations in full or on time due to insufficient liquidity or due to a decline in value of our investments. However, the liquidity risk is minimized by collecting the customer’s funds in advance of the payment obligation and by maintaining significant investments in bank deposits and constant-value money market funds that allow for same-day liquidity. The risk of a decline in investment value is minimized by our restrictive investment policy allowing for only short-term, high quality fixed income marketable securities. We also maintain other sources of liquidity including our corporate cash balances and our Senior Facilities Agreement.

Interest Rate and Credit Risk

We are exposed to interest-rate risk relating to our investments of corporate cash and funds of our customers that we process through our bank accounts. Our corporate investment portfolio consists principally of interest-bearing bank deposits, money market funds, certificates of deposit, corporate bonds, asset-backed securities, and U.S. Treasury securities. Funds that we hold for customers are held in non-interest and interest-bearing bank deposits, money market funds, certificates of deposit, commercial paper and other corporate notes, and U.S. Treasury securities. We recognize interest earned from funds held for customers as revenue. We do not pay interest to customers. Factors that influence the rate of interest we earn include the short-term market interest rate environment and the weighting of balances by security type.

The annualized interest rate earned on our corporate investment portfolio and funds held for customers increased to 2.05% during fiscal 2019 from 1.03% during fiscal 2018. The annualized interest rate earned on our corporate investment portfolio and funds held for customers decreased to 1.51% and 1.75% during the three months and nine months ended March 31, 2020 from 2.28% and 2.04% during the three months and nine months ended March 31, 2019, respectively, due primarily to the changes in the short-term interest rate environment, including actions taken by the U.S. Federal Reserve to significantly lower the federal funds rate since the end of calendar year 2019 and most recently in March 2020 to address the impact of the COVID-19 pandemic, as the average daily effective federal funds rate decreased by 115 basis points and 48 basis points for the corresponding periods. Our investments in both fixed rate and floating rate interest earning securities carry a degree of interest rate risk. Fixed rate securities may have their fair market value adversely affected due to a rise in interest rates, while floating rate securities may produce less income than predicted if interest rates fall.

Unrealized gains or losses on our marketable debt securities are due primarily to interest rate fluctuations from the time the securities were purchased. We account for both fixed and variable rate securities at fair value with unrealized gains and losses recorded in accumulated other comprehensive income (loss) until the securities are sold.

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Based on current investment practices, a change in the interest rate of 100 basis points would have changed our interest income from our corporate investment portfolio by approximately $1.3 million and our interest on funds held for customers by approximately $9.3 million on the average balances for fiscal 2019 of $133 million in Company investments and $1.1 billion in customer funds, respectively. A change in the interest rate of 100 basis points would have changed our interest income from our corporate investment portfolio by approximately $0.9 million and $1.9 million during the three and nine months ended March 31, 2020 on average corporate investment balances of approximately $371.0 million and $258.0 million, respectively. A change in the interest rate of 100 basis points would also have changed our interest on funds held for customers by approximately $3.4 million and $10.1 million during the three and nine months ended March 31, 2020 on average funds held for customers of $1.4 billion and $1.3 billion, respectively.

In addition to interest rate risks, we also have exposure to risks associated with changes in laws and regulations that may affect customer fund balances. For example, a change in regulations that restricts the permissible investment alternatives for customer funds would reduce our interest earned revenue.

We are also exposed to interest-rate risk relating to future bank borrowings. As of June 30, 2019, our Senior Facilities Agreement provides a revolving credit facility of up to $50.0 million that may be increased by up to $25.0 million, subject to conditions, incurring interest expense at a floating market rate plus a contractual spread. As of March 31, 2020, our available funds under our Senior Facilities Agreement provides for a revolving credit facility of up to $40.8 million, after deducting our outstanding line of credit borrowings of $2.3 million and letter of credit utilization totaling $6.9 million. Because the interest rate on the borrowing is indexed to the floating rate, our interest cost may increase if market interest rates rise.

We are exposed to credit risk in connection with our investments in available-for-sale marketable securities through the possible inability of the borrowers to meet the terms of the securities. We limit credit risk by investing in investment-grade securities as rated by Moody’s, Standard & Poor’s or Fitch, by investing only in securities that mature in the near-term, and by limiting concentration in securities other than U.S. Treasuries. Investment in securities of issuers with short-term credit ratings must be rated A-2/P-2/F2 or higher. Investment in securities of issuers with long-term credit ratings must be rated A- or A3, or higher. Investment in asset-backed securities and money market funds must be rated AAA or equivalent. Investment in repurchase agreements will be at least 100 percent collateralized with securities issued by the U.S. government or its agencies. Securities in our corporate portfolio may not mature beyond two years from purchase, and securities held in our customer fund accounts may not mature beyond 13 months from purchase. No more than 5% of invested funds, either corporate or customer, may be held in the issues of a single corporation.

We are also exposed to credit risk related to the timing of payments made from customer funds collected. We typically remit customer funds to our customers’ suppliers in advance of having good or confirmed funds collected from our customers. Customers may not have sufficient available balances in their account to fund remittances we’ve made on their behalf. Furthermore, our customers generally have three days to dispute transactions and if we remit funds in advance of receiving confirmation that no dispute was initiated by our customer, then we could suffer a credit loss. We mitigate this credit exposure by leveraging our data assets to make credit underwriting decisions about whether to accelerate disbursements, managing exposure limits, and various controls in our operating systems.

Foreign Currency Exchange Risk

We are exposed to foreign currency exchange risk relating to our cross-border payment service, which allows customers to pay their international suppliers in foreign currencies. When customers

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make a cross-border payment, customers fund those payments in U.S. dollars based upon an exchange rate that is quoted on the initiation date of the transaction. Subsequently, when we convert and remit those funds to our customers’ suppliers through our global payment partner, the exchange rate may differ, due to foreign exchange fluctuation, compared to the exchange rate that was initially quoted. Our transaction fees to our customers are not adjusted for changes in foreign exchange rates between the initiation date of the transaction and the date the funds are converted. If the value of the U.S. dollar weakens relative to the foreign currencies, this may have an unfavorable effect on our cash flows and operating results. We do not believe that a 10% change in the relative value of the U.S. dollar to other foreign currencies would have a material effect on our cash flows and operating results.

Critical Accounting Policies and Estimates

Our consolidated financial statements have been prepared in accordance with GAAP. The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements, as well as the reported revenue generated, and reported expenses incurred during the reporting periods. Our estimates are based on our historical experience and on various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

While our significant accounting policies are described in the notes to our consolidated financial statements included elsewhere in this prospectus, we believe that the following critical accounting policies are most important to understanding and evaluating our reported financial results.

Revenue recognition—Our contracts with financial institutions require us to provide multiple services comprising subscription, transaction and implementation services. We identify performance obligations in these contracts by evaluating whether individual services are distinct. We consider a service distinct if it is (i) capable of being distinct and (ii) distinct within the context of the agreement. Services that are not distinct are combined into a single performance obligation. The evaluation of whether a service is distinct involves judgment and could impact the timing of revenue recognition. We determine the transaction price in these contracts based on the amount of consideration we expect to be entitled to, which are typically variable. The transaction price is then allocated to each separate performance obligation on a relative standalone selling price basis. We determine the standalone selling prices based on the overall pricing objectives, taking into consideration the adjusted market assessment approach and the expected cost plus margin approach. Each performance obligation is analyzed to determine if it is satisfied over time or at a point in time. Our performance obligations are generally recognized as revenue over the period each performance obligation is satisfied. Our implementation services included in these contracts consist of the development of interfaces between our platform and the financial institution’s platform and the development of graphical user interfaces within the financial institution’s platform. The financial institution’s customers cannot access online bill pay services until implementation is complete and the financial institution has provided acceptance of the implementation services. As a result, initial implementation services are not capable of being distinct from subscription and transaction processing services, and are therefore combined into a single performance obligation. The ability of financial institution customers to renew contracts without having to pay up-front implementation fees again provides them a material right. Material rights, which have not been significant to date, are treated as separate performance obligations and are recognized over the expected period of benefit.

We recognize revenue over time using an attribution method that best reflects the measure of progress in satisfying the performance obligation. The attribution method used involves judgment and

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impacts the timing of revenue recognition. We recognize revenue on annual and monthly subscription contracts based on the proportion of transactions processed compared to the total estimated transactions to be processed over the contract period.

Deferred costs—Deferred costs include deferred sales commissions that are incremental costs of obtaining customer contracts. We amortize deferred sales commissions ratably over the estimated period of our relationship with new customers of four to six years. Based on historical experience, we determine the average life of our customer relationship by taking into consideration our customer contracts and the estimated technological life of our platform and related significant features.

Stock-based compensation—We use the grant-date fair-value-based measurements for stock-based compensation using the Black-Scholes option-pricing model. We recognize these compensation costs on a straight-line basis over the requisite service period of the award, which is generally the option vesting term of four years, reduced for estimated forfeitures at the date of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. We estimate the forfeiture rate based on the historical experience for annual grant years where the majority of the vesting terms have been satisfied.

The Black-Scholes option-pricing model requires the use of highly subjective assumptions which determine the fair value of stock-based awards. These assumptions include:

Expected term—The expected term represents the period that stock-based awards are expected to be outstanding. The expected term for option grants is determined using the simplified method. The simplified method deems the term to be the average of the time-to-vesting and the contractual life of the stock-based awards.

Expected volatility—Since we are privately held and do not have any trading history for our common stock, the expected volatility was estimated based on the average volatility for comparable publicly traded companies over a period equal to the expected term of the stock option grants. The comparable companies were chosen based on their similar size, stage in the lifecycle or area of specialty.

Risk-free interest rate—The risk-free interest rate is based on the U.S. Treasury zero coupon issues in effect at the time of grant for periods corresponding with the expected term of the option.

Expected dividend yield—We have never paid dividends on our common stock and have no plans to pay dividends on our common stock.

Common Stock Valuation—Historically, for all periods prior to our IPO, the fair value of the shares of common stock underlying our share-based awards were estimated on each grant date by our Board of Directors with input from management and contemporaneous third-party valuations. We believe that our Board of Directors has the relevant experience and expertise to determine the fair value of our common stock. Given the absence of a public trading market for our common stock, our Board of Directors exercised reasonable judgment and considered a number of objective and subjective factors to determine the best estimate of the fair value of our common stock, including:

•	contemporaneous valuations of our common stock performed by independent third-party appraisers;

•	our actual operating results and financial performance;

•	conditions in the industry and economy in general;

•	the rights, preferences and privileges of our redeemable convertible preferred stock relative to those of our common stock;

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•	the likelihood of achieving a liquidity event for the holders of our common stock, such as an initial public offering or a sale of our company, given prevailing market conditions;

•	equity market conditions affecting comparable public companies and the market performance of comparable publicly traded companies;

•	the U.S. and global capital market conditions; and,

•

the lack of marketability of our common stock and the results of independent third-party valuations. Valuations of our common stock were prepared by an unrelated third-party valuation firm in accordance with the guidance provided by the American Institute of Certified Public Accountants 2013 Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation.

In valuing our common stock, our Board of Directors determined the equity value of our business generally using the income approach and the market comparable approach valuation methods. When applicable due to a recent preferred stock offering, the prior sale of company stock method was also utilized.

The income approach estimates value based on the expectation of future cash flows that a company will generate—such as cash earnings, cost savings, tax deductions, and the proceeds from disposition. These future cash flows are discounted to their present values using a discount rate derived from an analysis of the cost of capital of comparable publicly traded companies in our industry or similar lines of business as of each valuation date and is adjusted to reflect the risks inherent in our cash flows. In addition, we also considered an appropriate discount adjustment to recognize the lack of marketability due to being a closely-held entity.

The market comparable approach estimates value based on a comparison of the subject company to comparable public companies in a similar line of business. From the comparable companies, a representative market value multiple is determined which is applied to the subject company’s operating results to estimate the value of the subject company. In our valuations, the multiple of the comparable companies was determined using a ratio of the market value of invested capital less cash to each of the last twelve-month revenues and the forecasted future twelve month revenues. The estimated value is then discounted by a non-marketability factor because stockholders of private companies do not have access to trading markets similar to those enjoyed by stockholders of public companies which impacts liquidity. To determine our peer group of companies, we considered public enterprise cloud-based application providers and select those that are similar to us in size, stage of lifecycle, and financial leverage.

The resulting equity value is then allocated to each class of stock using an Option Pricing Model (OPM). The OPM treats common stock and redeemable convertible preferred stock as call options on an equity value, with exercise prices based on the liquidation preference of our redeemable convertible preferred stock. Under this method, our common stock has value only if the funds available for distribution to stockholders exceed the value of the liquidation preference at the time of a liquidity event, such as a merger or sale, assuming we have funds available to make a liquidation preference meaningful and collectible by the stockholders. The common stock is considered to be a call option with a claim at an exercise price equal to the remaining value immediately after the redeemable convertible preferred stock is liquidated.

Beginning in December 2018, the resulting equity value was allocated to each class of stock using a Probability Weighted Expected Return Method (PWERM). The PWERM involves the estimation of future potential outcomes of our company as well as values and probabilities associated with each respective potential outcome. The common stock per share value determined using this approach is

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ultimately based upon probability-weighted per share values resulting from the various future scenarios, which can include an IPO, merger or sale, dissolution, or continued operation as a private company. There was a very wide range of possible future exit events for the “remain private scenario” in our PWERM analysis, and forecasting specific probabilities and potential values associated with any future events would be highly speculative and imprecise for this scenario. As such, we relied primarily upon the OPM in order to allocate the equity value among the stockholders for the “remain private scenario” in our PWERM analysis.

In some cases, we considered the amount of time between the valuation date and the grant date to determine whether to use the latest common stock valuation determined pursuant to one of the methods described above or a straight-line calculation between the two valuation dates. This determination included an evaluation of whether the subsequent valuation indicated that any significant change in valuation had occurred between the previous valuation and the grant date.

Since the completion of our IPO, our Board of Directors determines the fair value of each share of underlying common stock based on the closing price as reported on the date of grant on the New York Stock Exchange.

Recent Accounting Pronouncements

See Note 1 to our consolidated financial statements included elsewhere in this prospectus for recently adopted accounting pronouncements and recently issued accounting pronouncements not yet adopted as of the date of this prospectus.

Emerging Growth Company Status

We are an emerging growth company, as defined in the JOBS Act. Under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies. We elected to use this extended transition period for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date that we (i) are no longer an emerging growth company or (ii) affirmatively and irrevocably opt out of the extended transition period provided in the JOBS Act. As a result, these consolidated financial statements may not be comparable to companies that comply with the new or revised accounting pronouncements as of public company effective dates. During fiscal 2018, we early adopted ASU 2014-09, Revenue from Contracts with Customers (Accounting Standards Codification Topic 606) effective July 1, 2017 using the full retrospective method as the JOBS Act does not preclude an emerging growth company from early adopting a new or revised accounting standard earlier than the time that such standard applies to private companies. We expect to use the extended transition period for any other new or revised accounting standards during the period in which we remain an emerging growth company.

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BUSINESS

Overview

Our mission is to make it simple to connect and do business.

We are champions of small and midsize businesses (SMBs). We are a leading provider of cloud-based software that simplifies, digitizes, and automates complex back-office financial operations for SMBs. By transforming how SMBs manage their cash inflows and outflows, we create efficiencies and free our customers to run their businesses.

Our purpose-built, artificial-intelligence (AI)-enabled financial software platform creates seamless connections between our customers, their suppliers, and their clients. Customers use our platform to generate and process invoices, streamline approvals, send and receive payments, sync with their accounting system, and manage their cash. We have built sophisticated integrations with popular accounting software solutions, banks, and payment processors, enabling our customers to access these mission-critical services through a single connection. As a result, we are central to an SMB’s accounts payable and accounts receivable operations.

We Make Paper-based Manual Transaction Processing Obsolete

We believe we have a significant opportunity to help millions of SMBs improve their financial operations. Most SMBs are still dependent on manual accounts payable and accounts receivable processes: mailing invoices, printing paper checks, waiting for payments, and storing paper in filing cabinets. According to the SMB Technology Adoption Index, in 2016 over 90% of SMBs surveyed still relied on paper checks to make and accept business-to-business payments. Manual processes are time-consuming, inefficient, and costly. A survey of back-office employees by Levvel Research points to process issues, such as long approval cycles and missing information on invoices, as the leading cause of late payments and missed discounts. Customers who adopt our platform benefit from streamlined back-office processes, as evidenced by our customers’ electronically exchanging more than 8,000 messages per day, approving more than 2.4 million bills per month, and storing almost 45 million documents per year, collectively, as of June 30, 2019.

Today, over 91,000 customers trust our platform to manage their financial workflows and process their payments, which totaled $71 billion for the nine months ended March 31, 2020. As of June 30, 2019, we had over 1.8 million network members. We define network members as our customers plus their suppliers and clients with accounts on our platform. Our network members entrust us with their bank account details, enabling them to connect, invoice, pay, and get paid electronically.

Because many of our customers use our platform to manage their end-to-end financial workflows, we have visibility into the entire transaction lifecycle. We leverage this transaction data to provide our customers with insights into their back-office processes and business relationships, which allows our customers to make more informed financial decisions. Our customers benefit from our platform in a wide variety of ways.

We Partner with Many of the Most Trusted Accounting Firms and Financial Institutions in the United States

We efficiently reach SMBs through our proven direct and indirect go-to-market strategies. We acquire customers directly through digital marketing and inside sales, and indirectly through accounting firms and strategic partners. As of March 31, 2020, our partners included some of the most trusted brands in the financial services business, including more than 70 of the top 100 accounting firms and

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several of the largest financial institutions in the United States, including Bank of America, JPMorgan Chase, and American Express. As we add customers and partners, we expect our network to continue to grow organically.

We have grown and scaled our business operations rapidly in recent periods. Our total revenue was $64.9 million and $108.4 million for fiscal 2018 and 2019, respectively, an increase of 67%. For the nine months ended March 31, 2019 and 2020, our total revenue was $76.7 million and $115.5 million, respectively, an increase of 51%. We incurred net losses of $7.2 million and $7.3 million for fiscal 2018 and 2019, respectively. For the nine months ended March 31, 2019 and 2020, we incurred net losses of $2.8 million and $21.6 million, respectively.

Industry Trends

Back-Office Financial Workflows Are Essential to All Businesses

The transaction lifecycle—encompassing all processes that enable businesses to pay and get paid—is critical to companies of all sizes, in all industries and geographies. Businesses begin the transaction lifecycle by creating and mailing invoices, approving bills, and making payments, and end the process by recording and reconciling transactions in an accounting system. The ability to manage this critical set of activities efficiently and effectively is key for any business. Yet, for most businesses, cash flow is managed in a complex, inefficient, and all too often, paper-based manner.

SMBs Are Underserved by Current Software Solutions

We believe SMBs, despite comprising a large part of the economy, are underserved by existing financial software solutions. Instead of developing purpose-built solutions, many software providers attempt to sell solutions designed for consumers or enterprises, which struggle to gain traction in the SMB market. Solutions for consumers are too simple, while enterprise solutions are typically too complex and expensive. Additionally, these products generally do not integrate with other systems, requiring SMBs to piece together an expensive patchwork of individual products to meet their needs. Further, SMBs are often resource-constrained and focused on their day-to-day operations, making them difficult to reach through traditional sales and marketing approaches.

SMBs remain largely underserved by current software solutions, despite an SMB Group survey showing that 74% of SMBs believe using new technology effectively is key to their survival. We believe we have a greenfield opportunity to provide SMBs with a platform to automate their back-office financial operations.

SMBs Generally Rely upon Antiquated and Inefficient Processes

SMBs generally handle their financial workflows the same way they have for decades. The lack of an end-to-end financial software platform tailored for SMBs results in a back office that is:

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Manual and Cumbersome.    Legacy workflows require people to be involved at every stage of the transaction lifecycle. According to a 2020 survey by Levvel Research, the number one workflow process challenge reported by back-office employees was the level of manual data entry required and the inefficiency inherent in traditional processes. It simply takes too long and costs too much.

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Inaccurate and Error-Prone.    Legacy processes rely upon disparate systems throughout the transaction lifecycle, introducing the risk of improperly recorded transactions, unreconciled items, or late payments and associated penalty fees. Missing information on invoices was cited as a top reason for late payments and missed discounts, according to a 2018 Levvel Research survey.

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Pursuant to 17 C.F.R Section 200.83

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Paper-Based and Not Secure.    Traditional financial processes are dependent on paper throughout the transaction lifecycle, including mailed invoices, signatures on documents indicating approval to pay, and the issuance of physical checks. According to a survey conducted by RPMG Research, the estimated full cost of invoice processing and payments by check is $39 per payment. Further, check fraud is a universal problem in the United States – according to a 2020 study by AFP Payments Fraud and Control Survey, 74% of organizations surveyed experienced actual or attempted check fraud in 2019. This was the highest incidence of fraud across all payment methods, including wires, credit cards, and automated clearing house (ACH) payments. Unlike enterprises, SMBs generally lack the tools and budget to invest in sophisticated fraud prevention measures.

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Lacking Visibility and Data.    Legacy software solutions leave businesses with limited visibility into their current and future cash position as well as their accounts payable and accounts receivable workflows. Many SMBs also lack data insights and tools to track usage, spending trends, and cash flows.

We believe SMBs deserve and are ready to adopt a modern, efficient, cloud-based offering that meets their needs.

Our Solution

Our cloud-based, intelligent platform was purpose-built to simplify life for SMBs. Our end-to-end solution automates the back-office processes of generating and processing invoices; receiving and approving bills; collecting and disbursing funds; and completing reconciliation. We provide businesses with both a unified and mobile platform to pay their suppliers and collect payments from their clients. In effect, we act as a system of control for their accounts payable and accounts receivable activities.

Our platform frees our customers from cumbersome legacy financial processes and provides the following key benefits:

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Automated and Efficient.    Our AI-enabled platform helps our customers pay their bills efficiently and get paid faster. For example, our Intelligent Virtual Assistant (IVA) streamlines the transaction lifecycle by automatically capturing data from an incoming invoice and prepopulating the critical data fields that an accounts payable clerk would typically key-in manually, saving the SMB time and money. IVA also detects duplicates, flagging invoices that a customer should scrutinize before approving a duplicative payment.

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Unified, Integrated, and Accurate.    We provide a platform that connects our customers to their suppliers and clients. Our platform integrates with popular accounting software solutions, banks, and payment processors, enabling our customers to access all these mission-critical business partners through a single connection. Because we provide a unified view, customers can more easily find inconsistencies and inaccuracies, and fix them quickly. Through these integrations, we synchronize all customer-initiated changes between the systems, so that our customers do not have to create files to update or keep their various systems in-balance. We automate financial workflows through the entire transaction lifecycle, and provide SMBs the functionality of an enterprise business infrastructure, at a fraction of the cost.

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Digital and Secure.    Our platform securely stores over 185 million documents for our customers. With our platform, SMBs do not need to worry about manually collecting and storing sensitive supplier and client information, including bank account details. We enable secure connections and storage of sensitive supplier and client information and documents, such as invoices and contracts, and make them accessible to authorized users through our cloud-based application, on any device.

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Visible and Transparent.    With our platform dashboard, customers can easily view their transaction workflows. They can see which bills have been approved, what payments await approvals, and what cash has been received. Progress bars show our accounts receivable customers when an invoice has been sent, been viewed by the recipient, payment scheduled, and funds received. This visibility helps SMBs gain more insight into their financial operations and manage their cash flows intelligently.

Our Opportunity

SMBs represent a significant and critical component of the U.S. economy. SMBs are businesses with fewer than 500 total employees, as defined by the Small Business Administration. According to a 2019 U.S. Small Business Administration Report, there were approximately 31 million SMBs in the United States, which provided employment for over 47.3% of U.S. workers and were responsible for a third of goods traded by value. While 25 million of these SMBs are sole-proprietors, we focus on serving the over six million employer firms. SMBs large enough to have employees tend to have a greater need for more advanced accounts payable and accounts receivable processes in their back offices.

Globally, there were approximately 20 million small and medium enterprises (SMEs) registered in the SME Finance Forum’s 2019 database.

We estimate the annual addressable market for the services we offer today to be $30 billion globally and $9 billion domestically. We derive this estimate by multiplying our average fiscal 2019 revenue per customer of $1,500 by the 20 million SMEs globally and 6 million domestic employer firms.

In addition, we believe we have the following incremental monetization opportunities, including to:

•	expand our target market to include sole proprietors and larger companies;

•	enter international markets;

•	sell additional solutions or products on our platform; and

•	capture more of the overall business-to-business payments flow from new and existing customers.

According to IDC, in 2019 small and lower-midsize businesses were expected to spend approximately $65 billion on software in the U.S. We believe that we are well positioned to capture a meaningful portion of that spend as we increase the breadth of our platform to sell additional solutions or products.

According to a 2018 Mastercard report, North American companies make approximately $25 trillion of business-to-business payments annually, and, according to Deloitte, the United States market for SMB payments is expected to exceed $9 trillion in 2020. Over 90% of SMBs still rely on paper checks, according to a survey by the SMB Technology Adoption Index. As more SMBs move to digital payments, we believe we are well-positioned to capitalize on this evolution.

We believe our opportunity remains strong; however, the COVID-19 pandemic has significantly impacted the economic environment around the world. Many business establishments have closed due to restrictions imposed by the government and many governmental authorities have closed most public and commercial establishments. Our existing customers and potential customers have been, and may continue to be, negatively impacted by the shelter-in-place and other similar state and local orders, the closure of manufacturing sites and country borders, and the increase in unemployment. The full economic impact of the COVID-19 pandemic on our market opportunity cannot be ascertained at this time.

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Our Go-to-Market Strategy

We seek to acquire customers in an efficient manner. We market our platform directly to businesses through online digital marketing and referral programs and indirectly by leveraging partnerships with accounting firms, financial institutions, and accounting software companies.

Direct-to-SMBs

Our direct-to-SMB strategy leverages digital customer acquisition tools and techniques and is supported by efficient inside sales capabilities. We also build awareness through direct interaction at industry trade shows and by word of mouth. In a 2019 customer survey we conducted, half of new customer respondents indicated they first heard about us because they used our platform at a prior company, or heard about us through a colleague. In addition, new SMBs are continuously being introduced to our platform’s value proposition through our 1.8 million network members as of June 30, 2019.

Indirect through Accounting Firms and Strategic Partners

Accounting Firms

Accountants are very important to SMBs. Since our inception, we have focused on providing accounting firms with tools to better manage and support their clients. Our accountant-specific tools help firms grow their client advisory services practices, establish a competitive advantage, and satisfy and retain their SMB clients. With our platform, the same accounting firm staff can serve more clients—and serve them more profitably. We partner with more than 70 of the top 100 accounting firms, and enable over 4,000 accounting firms across the country to deliver more value to their customers every day. As a result of this compelling value proposition, many of our customers are first introduced to us through their accountants.

Financial Institutions

SMBs look to financial institutions for digital solutions for end-to-end cash flow management. As a result, many of those financial institutions turn to us to meet their customers’ needs. By working with Bill.com, our financial institution partners can provide their customers with many of the benefits realized by our directly-acquired customers. We are currently integrated with several of the largest financial institutions in the United States, including Bank of America, JPMorgan Chase, and American Express. These partners embed our platform, typically on a white-label basis, into their online banking solutions, making our products available to millions of their clients.

Accounting Software Companies

We are integrated with Intuit QuickBooks, making our features available to millions of SMBs. Customers can seamlessly access our platform within QuickBooks Online, making it easy to manage their accounting activities and back-office workflows. In addition, we have referral relationships with several other popular accounting software providers, including Oracle NetSuite and Sage Intacct.

What Sets Us Apart

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Purpose-Built for SMBs.    We understand the challenges SMBs experience each and every day running their businesses. From invoice image recognition and automated data entry, to intelligent approval routing, payment disbursement, and collections, and accounting system

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reconciliation, our unified platform provides SMBs with core functionality and value-added services generally reserved for larger companies. Our user-centric design provides our customers with the ease-of-use they are accustomed to with consumer applications.

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Diverse Distribution Channels.    We leverage both direct and indirect channels to efficiently reach our target market. Our trusted brand attracts customers directly through our website, while accounting firms sell our platform to their SMB clients. Similarly, our financial institution partners distribute our platform under their brand, providing us with access to millions of businesses. Finally, our integration into Intuit’s accounting software positions us advantageously as a financial software solution of choice for SMBs using QuickBooks Online. While these partners require an initial integration investment, a go-to-market flywheel takes effect as our partners accelerate the delivery of our platform across their customer bases with minimal incremental investment from us.

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Large and Growing Network of Connected Businesses.    As accounts receivable customers issue invoices or accounts payable customers pay bills on our platform, they connect to their clients and suppliers, driving an organic expansion of our network. Once we connect an SMB with its clients and suppliers and enable both parties to collaborate and transact electronically, we become an integral tool to the back-office operations. This drives a powerful network effect, aiding our customer acquisition efforts by increasing the number of businesses connected to our platform, which then become prospects.

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Large Data Asset.    We have a large data asset as a result of processing millions of documents and billions of dollars in business payments annually for our customers. By leveraging our AI and machine learning capabilities, we generate insights from this data that drive product innovation. For example, we observed customers recording payments to non-United States suppliers on our platform, but executing those transactions through other financial institutions. As a result, we introduced cross-border payments, confident that there was an opportunity among our existing customer base to address their need for international payments in addition to domestic payments. Since introducing cross-border payments, we have disbursed over $2.0 billion for our customers, demonstrating our ability to gain further share of wallet from our existing customer base.

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Risk Management Expertise.    In addition to leveraging our data and machine learning capabilities for product innovation, our data asset and technology drives our risk engine. We move billions of dollars of customer funds monthly, and it is critical to our business model that we keep those funds and our customers’ data safe. Every customer who enrolls and transacts on our platform benefits from our risk management capability. We believe that our risk engine, built in-house and trained upon millions of business ACH, check, card, and wire transactions, provides us with a competitive advantage.

Because we move funds on behalf of our customers, we have become licensed as a money transmitter and regulated by both state and federal entities. The decision to acquire licenses illustrates our commitment to operating in a safe, secure, and transparent manner. It also provides us with the ability to serve our customers directly with new payment offerings, creating revenue opportunities and operating leverage.

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Experienced Management Team and Vibrant Culture.    Our management team has deep experience with SMBs, software-as-a-service (SaaS) companies, and financial institutions. We have built a strong culture where employees are tightly connected to our mission. We are passionate about our craft, dedicated to each other and our customers, humble to the core, authentic about who we are, and fun to be around.

Confidential Treatment Requested by Bill.com Holdings, Inc.

Pursuant to 17 C.F.R Section 200.83

Our Growth Strategy

Key elements of our growth strategy include:

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Acquire New Customers.    We believe there is an opportunity to further invest in sales and marketing activities to drive awareness and adoption of our platform by new customers. Our expanding ecosystem of strategic partners and accounting firms also provides us with a strong pipeline of SMB signups, as our partners promote our platform to their clients through their own marketing efforts. While there are millions of businesses in our network today, most are not currently customers. Many joined our network at the invitation of a Bill.com customer who wanted to pay them or be paid electronically. While we have converted some network members into paying subscribers, we believe we can increase conversion given the growth of our network to date and our efforts to increase functionality and engagement. While we intend to maintain our focus on SMBs, we also believe there is an opportunity for us to target sole proprietors and larger companies in the future.

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Increase Adoption by Our Existing Customers.    As we become more integral to our customers’ daily business, we increase the number of our customers’ employees who become regular users. Over time, we also typically increase the number of payments processed per customer. We collect subscription revenue from our customers based on the number of enrolled users, as well as revenue from transaction fees and interest on customer funds from payments held in trust during clearing. We seek to expand these revenue streams as we introduce new products and services.

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Grow the Number of Network Members.    As customers connect with their suppliers and clients through our platform, our member network organically expands. As companies are added to our network, we leverage our data matching algorithms to present network recommendations to our customers. With a single click, our customers can accept network recommendations and do business with these members. This creates an organic network effect that improves the reach and visibility of our platform and powers our customer acquisition efforts. This network also introduces the potential for additional monetization opportunities.

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Expand our Platform Capabilities.    We continue to invest in research and development to enhance the breadth and depth of our platform. We continue improving our artificial intelligence engine, which enables us to help our customers manage end-to-end financial workflows, predict trends and cash flow needs, and deliver more precise, targeted network recommendations. To reach larger SMBs where their policies require a more formal procurement process prior to a purchase, we have enabled purchase order creation, processing and further accounting software synchronization.

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Expand Internationally.    In 2018, we enabled our customers to make cross-border payments, and now offer our United States-based customers the ability to disburse funds to over 130 countries through our platform. Looking ahead, we will seek to further extend our network and engage with customers worldwide. According to Mastercard’s Business Payments 2022 whitepaper, global business-to-business non-cash payments are expected to increase at a compound average growth rate of 6.5% through 2020, reaching 122.4 billion transactions.

Confidential Treatment Requested by Bill.com Holdings, Inc.

Pursuant to 17 C.F.R Section 200.83

Transaction Lifecycle Overview

SMBs suffer from antiquated and inefficient accounts payable and accounts receivable processes. To illustrate the magnitude of the challenge, we have provided a detailed overview of how legacy accounts payable and accounts receivable processes function below:

Accounts Payable Process

•	Business receives an invoice for goods or services purchased from a supplier. Invoices are often received by mail or electronically via email with a PDF attached.

•	An accounts payable employee logs the bill, notes its terms, and files it. Details contained on an invoice can be limited and/or unclear regarding the originating party and purchase details.

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An accounts payable employee confirms the goods or services purchased were received as expected, and reviews the invoice for accuracy. This process can involve contacting other employees for confirmation of receipt and invoice approval.

•	If there are inaccuracies or complaints of non-receipt, the supplier must be contacted and the invoice corrected and re-issued.

•	Once validated as accurate, the accounts payable employee codes the transaction into the accounting system, makes any necessary adjustments, and an accounts payable journal entry is opened.

•	The bill is routed for approval of payment based on the business’s policies and established approvals workflow. For many SMBs, the final approval comes in the form of the owner’s signature on a check.

•	Once approved, the payment is initiated and sent to the supplier. This is most commonly a check.

•	Once the payment is sent, the accounts payable employee enters this information into the accounting system and the accounts payable liability is released.

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•	The payment is received by the supplier and applied to its accounting system.

•	The general ledger of the accounting system is reconciled to its bank statements.

Accounts Receivable Process

•	An order is received from a client for goods or services.

•	An invoice is created with complete client information, order information, and payment and credit terms, which typically come from disparate information sources.

•	The invoice is sent to the client, often by mail or electronically via email with a PDF attachment.

•	An accounts receivable employee codes the transaction into the accounting system, makes necessary adjustments, and an accounts receivable journal entry is opened.

•	An accounts receivable employee separately tracks a variety of due dates related to early discounts and late payments.

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An accounts receivable employee follows up with the customer to ensure receipt of the invoice and timely payment, as well as to manage any disputes related to invoice accuracy or customer dissatisfaction with the purchase.

•	The accounts receivable department receives payment in the form of paper check, ACH, credit card, or wire transfer.

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An accounts receivable employee identifies the payment and matches it to the invoice that corresponds to goods or services sold. This can be time-consuming, as the data supporting the payment amount rarely arrives with the payment.

•	An accounts receivable employee enters the relevant transaction data to update the accounting system.

•	The general ledger of the accounting system is reconciled to its bank statements.

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Our Platform

Every business transaction has two sides: for accounts payable, a customer and a supplier; and for accounts receivable, a customer and a client. The same transaction can be viewed differently depending on the party; one company’s debit is another’s credit. We built our platform with that in mind, leveraging the fact that we can see both sides, easily connect both parties, and promote the rapid exchange of information. This builds stronger business relationships.

Our AI-enabled, cloud-based platform automates this entire transaction lifecycle and delivers our customer-facing products, including accounts payable, accounts receivable, and payments, along with myriad value-added services, as illustrated below:

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Accounts Payable Automation

Our accounts payable automation service streamlines the entire legacy payables process, from the receipt of a bill, through the approvals workflow, to the payment, and synchronization with the accounting system. Here are some highlights of our service:

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Visibility at a Glance—Through our platform dashboard, our customers gain a comprehensive view of their cash in-flows and outflows as well as bills coming due. In a May 2019 customer survey that we conducted, a majority of respondents reported at least a 50% time savings in accounts payable using our platform as compared to other accounts payable methods. The left navigation bar helps users choose which actions they would like to take, based upon dashboard insights, as illustrated below:

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Document Management—Our customers have shared more than 180 million documents, most of them bills and invoices, with us since our platform’s launch in 2007. Most invoices are delivered to us directly via email. When a customer enrolls in our service, Bill.com automatically assigns a dedicated email address to the customer to provide to its suppliers. Suppliers use that email address to send invoices to the customer’s dedicated Bill.com inbox directly. Alternatively, for invoices that are mailed directly to our customers’ offices, we offer the ability for scanned invoices to be uploaded directly through our application or by fax. Below is an illustration of a customer’s inbox:

Once uploaded, we store the bills securely, linking them to the associated supplier. With a single click, customers can use our powerful keyword search feature to scan thousands of documents quickly and resolve an open payables question. Our document management capabilities assist our SMBs in making payment decisions, answering supplier questions and providing supporting documentation to accountants and auditors.

We also securely store contracts, forms, and other critical information that customers need so that any document required to support any part of the transaction lifecycle is at their fingertips.

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Intelligent bill capture—We have automated the capture of data from bills by leveraging IVA. With IVA, incoming bills are machine-read, and critical data fields including due date, amount and supplier name are pre-populated. The accounts payable staff simply reviews the result, makes any adjustments required, and IVA routes the bill internally for approval as illustrated below:

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Digital workflows and approvals—Our platform speeds approval processes through policy-driven workflows. Our customers approve more than 2.4 million bills per month on our platform. Much of this activity takes place while our customers are on-the-go: one of the top three uses of our mobile app is bill approvals. In fact, in a May 2019 customer survey we conducted, a majority of respondents reported that by using our platform, their bills get approved two to three times faster than they do using other methods. Our platform proactively suggests payment dates based upon a bill’s due date, helping customers avoid late payment penalty fees. SMBs assign each user a role, such as: administrator, payor, approver, clerk or accountant. Each has its own entitlements that the platform enforces to ensure appropriate checks and balances in the back office. For mid-sized firms with unique needs, we also offer the ability to create custom roles:

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Collaboration and engagement—Our platform promotes collaboration between customers, their employees, and their suppliers and clients. Our in-app messaging capabilities make communications easy and trackable. For example, our platform allows administrators and payors to remind approvers to act, or delegate payment authority when a key employee is unavailable. In fiscal 2019, our customers electronically exchanged over three million messages on our platform. Our platform tracks all exchanges, keeping a clear audit trail that becomes invaluable in the event of an audit, or at tax time, when organized and complete files become critical.

Accounts Receivable Automation

Our accounts receivable service builds upon our accounts payable functionality, automating the entire receivable process, from the creation of an invoice, to its delivery to the client, to funds collection and synchronization back to the accounting system. Here are some highlights of this service:

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Easy invoicing—Using a simple template, customers can synchronize from their accounting software or easily create electronic invoices on our platform and insert their own logos to customize the look-and-feel. For occasions when it is required, our platform also enables the printing and mailing of paper invoices. Many accounts receivable customers take advantage of our recurring invoice feature, where they can “set it and forget it.”

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Digital workflows and visibility—Our platform automates and simplifies electronic invoice creation, delivery, and collection of funds. Using our progress bar, customers have complete visibility into the accounts receivable process. When both trading partners are in the network, our customer can see when their invoices are delivered, opened, authorized to be paid and payment received. Invoices and supporting documents like contracts are readily accessible and notes can be entered for future reference and are visible to authorized users. The figure below illustrates the progress bar that shows an accounts receivable customer the status of an invoice that they have sent to a client:

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Collaboration and engagement—For accounts receivable customers whose clients interact with them online, we offer a customizable, branded client payment portal. Clients receive a link to an electronic invoice accessible on the Bill.com site. From this customer-branded portal, the client can make a payment via ACH or credit card within seconds. In fact, in a May 2019 customer survey we conducted, half of respondents reported that using our platform allows them to get paid at least twice as fast as with other accounts receivable methods. In addition, for reference purposes, the client has ongoing access to its bills and associated payments within the portal. Just like our accounts payable service, our in-app collaboration tools make communications between the accounts receivable customer and its clients easy and trackable.

Payment Services

Using our platform, accounts payable customers can disburse funds to suppliers through multiple payment methods. Accounts receivable customers collect funds quickly and efficiently using electronic funds transfers. Our suite of comprehensive payment services includes:

•	ACH Payments—We enable low-cost ACH transactions for both disbursements and collections. Our network makes it simple to make the switch from paper checks.

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Card Payments—Through a third party, we offer accounts receivable customers the convenience of accepting credit card payments. In addition, we have integrations with Mastercard and Comdata/Fleetcor to enable our accounts payable customers to make virtual

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card payments. Virtual cards enable faster payments to suppliers along with the data needed to easily match incoming payments with open receivables.

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Checks—We issue payment via check if our customer prefers this method or is contractually obligated to pay via this method. By design, we protect our SMB customers against check fraud by never disclosing their bank account details to a supplier and by reviewing every check presented against a check issue file to detect and prevent tampering and check fraud.

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Cross-Border Payments—We simplify cross-border disbursements by facilitating wire transfers around the world with our Cross-Border Payments service. Payments can be issued in either U.S. or foreign currency and are synchronized with accounting software for a consolidated view of all outflows, domestic and international. We now offer our U.S.-based customers the ability to disburse funds to over 130 countries worldwide.

In addition, our platform offers these value-added services:

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Two-Way Sync with Leading Accounting Systems—Our platform automatically synchronizes customers, suppliers, general ledger accounts, and transactions with an SMB’s accounting system to automate reconciliation. We are integrated with several of the most popular business accounting software applications, including QuickBooks, Oracle NetSuite, and Sage Intacct. Our two-way synchronization capabilities virtually eliminate double data-entry, as our platform and the customer’s accounting software are continuously keeping each other updated. Customers who use other types of systems use our advanced file import/export capabilities to minimize data entry activities.

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Purchase Order (PO) Matching—We sync POs directly from accounting software systems Oracle NetSuite and Sage Intacct into our platform. Users can compare POs and invoices on one screen, then route bills for approval and payment seamlessly in the same workflow. This eliminates the need to switch between systems for two-way matching and reduces the back-and-forth communication between PO creators and AP managers.

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Frequent Status Updates—We provide timely status updates of financial inflows and outflows by providing timely status of all transactions on a regular basis. Through our workflow progress bars on each page, our customers can see who has approved an invoice and what approvals remain, the status of each payment, and the date transactions are expected to clear.

•	Treasury Services—Our platform integrates advanced treasury services functionality from commercial banks, tools that are normally either not offered to or are too costly for SMBs. Examples include:

•	the positive pay feature we employ to ensure only authorized payment transactions are processed;

•	a streamlined void and reissue function when an in-process payment needs to be cancelled; and

•	the cleared check images we make available to enable our customers to confirm payment receipt and facilitate research.

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Custom User Roles—Our platform enables customers to define custom user roles that are unique to their organizations. These roles can be used to expand or limit each user’s access to the platform and core financial operations functions. For example, a customer can temporarily enable its auditors or tax preparers to access our platform using a custom role that allows them to view source documents in support of the professional services they are providing, but not have access to other confidential documents, invoices, or payment information.

•	Document Discovery—With our advanced document management capabilities, a customer can easily search for an uploaded document and search its data elements, regardless of how old it

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is, or how long it has been in our system. Our customers utilize this feature when deciding whether to pay a given bill, re-issue an invoice, or determine who authorized a certain payment. It’s quick, easy, and eliminates the need for filing cabinets.

Our Data Asset

The payment activity of our over 91,000 customers as of March 31, 2020, and 1.8 million network members, as of June 30, 2019, paired with more than 180 million documents, bills, and invoices processed through our platform, provides us with a unique data asset. This asset has allowed us to enhance the machine learning algorithms that power our artificial intelligence capabilities. The data provides a view into customer transactions and operational status of various payment processes, which enables us to effectively manage risk exposure. Our system continues to learn with each invoice uploaded and each new member that joins our network. This virtuous cycle of learning powers a network effect that facilitates customer satisfaction, offers intelligent insights, improves trust and safety, and will fuel further growth.

Our Network

Through our AI-enabled platform, our customers can easily connect with existing network members. The benefit of being in the network is simple: customers connect with others to pay and be paid electronically, freeing them of the need to solicit or share bank account and routing numbers with each trading partner individually. The process of adding bank account details to our platform is easy and secure. For example, when a supplier of an accounts payable customer receives an invitation to join our network, the supplier can accept and securely share their bank account details once with Bill.com. From that point onward, all payments to that supplier will be electronic.

Once in the network, other Bill.com customers can easily link to that same supplier without the supplier having to repeat this process again. This approach to connecting businesses for accounts payable and accounts receivable has allowed us to build a robust and growing business-to-business payments directory, which includes over 1.8 million network members as of June 30, 2019.

These network effects promote greater adoption of our platform, higher levels of engagement, and increased value across our ecosystem. We believe this is the fundamental power of our network.

Technology and Architecture

We have built a modern technology platform that serves as the foundation for a highly scalable and extensible SaaS solution. Our foundation is built upon sophisticated infrastructure, app servers, and databases. Additionally, we have integrated a powerful AI-enabled machine learning engine, payment and risk engine, document management services, and workflow management. Together, these services form our platform, which serves our customers and can be adapted to support new strategic partners and future technology integrations.

Our proprietary technology includes the following:

Artificial Intelligence Technology

IVA eliminates most manual data entry from invoices received electronically via email or uploaded by customers. Leveraging our machine-learning capabilities, IVA pre-populates the key fields needed

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to process an invoice in accounts payable, including: supplier name, dollar amount, invoice number, invoice date, and due date. We learn from our customers’ prior transactions and suggest the appropriate general ledger code and the appropriate people to include in approval workflows. As a result, invoices are presented to our customers, pre-populated and pre-processed, ready for a quick confirmation review and then routed through the approval process.

IVA reduces a customer’s data entry burden, reduces data entry errors, and delivers additional insights to streamline back-office workflows. By gleaning payment details from the invoice, our intelligent platform can send payments using the most efficient means accepted by their suppliers. Our system continues to learn with each invoice uploaded and each new customer, supplier, or client that joins our network. This virtuous cycle of learning powers a network effect that delivers customer delight, intelligent insights, and business growth.

Mobile Capabilities

Integrated, robust mobile functionality is a key requirement for business users as more daily back-office tasks migrate away from the office and the desktop. Our mobile-native app, available in both iOS and Android, is easy to adopt and use. Through our app, our customers can manage their transaction workflows, send an invoice, or make payments on-the-go.

Partner Integrations

We provide our financial institution strategic partners a technology platform that enables a simple, white-label integration with their existing business banking services. We deliver single sign-on, multi-factor authentication, integrated provisioning and entitlement of new accounts, as well as integration with required compliance systems. Transactions are synchronized automatically between the financial institution’s platform and ours, keeping the customer’s view current and consistent.

In addition to our white-labeled solution, we support a broad range of partners and customers with our platform APIs. These APIs allow our partners to integrate our platform seamlessly into their solutions, create web or mobile apps that integrate with ours, or leverage our payments capabilities. Through our APIs, developers can:

•	interact with business entities, like suppliers and clients;

•	obtain summary-level reports, such as payables and receivables reports; and

•	interact with accounting details, such as the chart of accounts’ general ledger codes.

Payment and Risk Management Services

Our payments engine powers our payment services. Through dedicated connections with banks and payment processors, we issue checks, originate ACH files, and execute wire transfers. We receive incoming files daily that include cleared check information, check images, and ACH returns. Our payments engine handles all aspects of payment file transfers, exception file handling, and required payment status reporting. We have redundancy such that if one of our payment providers is unable to process a file on a given day, we have the option to re-route the file to another provider, preventing any interruption in payment processing services.

Our operations dashboard provides a full view of the current status of all payment processes, such as disbursement/funding, settlement, voids, returns, and ACH status. Notifications, alerts, and exceptions are sent to our network operations center, payment operations, and customer support teams so we can proactively monitor transactions on behalf of our customers throughout the business day and during off-hours. The data provides a view into customer transactions and operational status of various payment processes, enabling us to effectively manage risk exposure.

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Through our risk engine, we use both proprietary and third-party tools to assess, detect, and mitigate financial risk associated with the payment volume that we process. Throughout the transaction lifecycle, we monitor customers, users, and payments to ensure that we are safeguarding our customers, their suppliers and clients, and our company. At new account set-up, we verify that the customer exists, that the person who enrolled the customer exists, and that the customer’s business is in good standing. When a bank account is added to the platform, we validate that the bank account is held at a United States-domiciled financial institution, is associated with the organization adding the account, and is in good standing.

When customers use our services, we monitor key activities looking for signals that would indicate anomalies that could create risk exposure and need to be investigated. Our risk engine analyzes 95 individual data elements to score transactions. Those that score above our thresholds are routed to trained risk agents for manual review. Agents have the latitude to contact customers to gather further information, or if a financial risk is imminent, to prevent funds from leaving our system until any suspicious activity can be resolved.

Once a payment transaction is processed, we continue to manage our exposure. We have extensive contacts in the banking industry, and we utilize these to reverse payments when possible. If a suspicious or fraudulent payment cannot be reversed, we follow a rigorous collections process to recover funds.

This risk management process gets progressively more accurate and insightful as our dataset gets larger and our AI-enabled risk engine gets smarter. This is an advantage that we expect to continue to grow over time. Our success in managing the risk inherent in moving funds for business customers is proven. As a percentage of our total payment volume, our fraud loss rates were negligible, less than one basis point for each of fiscal 2018 and 2019.

Infrastructure and Operations

Our technology architecture supports a distributed deployment footprint across multiple data centers and regions in a public cloud environment. We employ enterprise-grade databases with real-time replication between data centers to ensure minimal data loss and maximum availability. We have purposefully engineered for redundancy and fault tolerance; in the event of a production incident, we can failover between data centers with minimal data loss. Since 2017, we have been performing a full-site failover, where we seamlessly move from our primary production site to our hot back-up site, and run in the back-up site for a full week, before reverting back to our primary location.

We designed our platform with multiple layers of redundancy and fault tolerance to guard against data loss while delivering high availability and low latency. Data is replicated in real-time between databases in our two primary data centers. Incremental backups are performed hourly and full backups are performed daily. These backups are transmitted electronically and hosted in a third data center. No tapes are used for transmission or storage, which eliminates a common source of data loss. Data is encrypted during transmission and at rest when stored in our system.

We have begun transitioning all production infrastructure to Amazon Web Services, which will enhance our ability to scale quickly and efficiently.

Security, Privacy, and Data Protection

Trust is important for our relationship with customers and partners, and we take significant measures designed to protect their privacy and the data that they provide to us. Keeping our customers’ data safe and secure is a high priority. Our approach to security includes data governance as well as ongoing testing for potential security issues.

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We have robust access controls in our production environment with access to data strictly assigned, monitored, and audited. To ensure our controls remain up-to-date, we undergo continuous external testing for vulnerabilities within our software architecture. These efforts have enabled us to certify our platform to SOC1 Type II, SOC2 Type II, and SOC3 standards. Our security program is aligned to the NIST-800-53 standards and is regularly audited and assessed by third parties as well as our strategic partners.

Our security program consists of the following:

•

Organizational security—including personnel security, security and privacy training, a team of dedicated security professionals, policies and standards, separation of duties, regular audits, compliance activities, and third-party assessments;

•

Secure by design principles—by which we assess the security risk of each software development project according to our secure development lifecycle and create a set of requirements that must be met before the resulting change may be released to production; and

•	Public bug bounty program—to facilitate responsible disclosure of potential security vulnerabilities identified by external researchers and reward them for their verified findings.

The focus of our program is working to prevent unauthorized access to the data of our customers and network members. To this end, our team of security practitioners work to identify and mitigate risks, implement best practices, and continue to evaluate ways to improve. These steps include close attention to network security, classifying and inventorying data, limiting and authorizing access controls, and multi-factor authentication for access to systems. We also employ regular system monitoring, logging, and alerting to retain and analyze the security state of our corporate and production infrastructures.

We take steps to help ensure that our security measures are maintained by the third-party suppliers we use, including conducting annual security reviews and audits.

Competition

Our primary competition remains the legacy manual processes that SMBs have relied upon for decades. Other competitors range from large firms that predominantly focus on selling to enterprises, to smaller niche providers of solutions that focus exclusively on document management, workflow management, accounts payable solutions, accounts receivable solutions, or electronic bill presentment and payment.

We differentiate ourselves from our competitors by offering a unified financial back-office solution that handles accounts payable, accounts receivable, and payment services end-to-end. Our extensive investment in building a robust, fully-integrated two-way sync with popular accounting software providers is well-regarded in the industry. With respect to the domestic payments that comprise the bulk of our business, we disburse and collect funds on behalf of our customers through our proprietary payments engine.

We believe that the key competitive factors in our market include:

•	Product features, quality, and functionality;

•	Data asset size and ability to leverage artificial intelligence to grow faster and smarter;

•	Ease of deployment;

•	Ease of integration with leading accounting and banking technology infrastructures;

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•	Ability to automate processes;

•	Cloud-based delivery architecture;

•	Advanced security and control features;

•	Regulatory compliance leadership, as evidenced by having been granted money transmitter licenses in all required U.S. jurisdictions;

•	Brand recognition; and

•	Pricing and total cost of ownership.

We compare favorably with our competitors on the basis of these factors. We expect the market for SMB back-office financial software and business-to-business payment solutions to continue to evolve and grow, as greater numbers of SMBs and larger businesses digitize their back offices. We believe that we are well-positioned to help them.

Research and Development

We invest substantial time, energy, and resources to ensure we have a deep understanding of our customers’ needs, and we continually innovate to deliver value-added products and services through our platform. Our research and development organization consists of engineering, product, and design teams. These teams are responsible for the design, development, and testing of our applications. We focus our efforts on developing new functionality and further enhancing the usability, reliability, and performance of existing applications.

Sales and Marketing

We distribute our platform through direct and indirect sales channels, both of which we leverage to reach our target customers in an efficient manner. Our direct sales are driven by a self-service process and an inside sales team. Our inside sales team augments our direct sales capabilities by targeting potential customers that have engaged with us on their own.

We also reach customers indirectly through our partnerships with accounting firms, financial institutions, and accounting software providers. While these partners sometimes require an initial integration investment, a go-to-market flywheel takes effect as our partners accelerate the delivery of our platform across their customer base with minimal incremental investment from us.

We focus our marketing efforts on generating leads to develop our sales pipeline, building brand and category awareness, enabling our go-to-market partners, and growing our business from within our existing customers. Our sales leads primarily come through word-of-mouth, our accounting firm partners, and website searches. We generate additional leads through digital marketing campaigns, referrals, in-product customer education, brand advertising, public relations, and social media.

Customer Success

SMBs have unique needs and customer support contact expectations. With more than a decade of experience supporting our product, our customer success team has a deep understanding of their needs and has developed our support model accordingly. We recognize and understand patterns that our customers may not, because we see the aggregate—millions of accounts payable and accounts

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receivable transactions per month. We use what we learn to continuously improve the platform and the customer experience. We have developed an efficient support model. For instance, we offer online chat support to respond to customers within seconds of their initial outreach. We also leverage our machine learning tools to anticipate customer issues and provide in-app, real-time suggestions and support.

We provide onboarding implementation support, as well as ongoing support and training. We periodically contact our customers to discuss their utilization of our platform, highlight additional features that may interest them, and identify any additional tools that may be needed.

Regulatory Environment

We operate in a rapidly evolving regulatory environment. Most states in the United States require a license to offer money transmission services such as the payment services that we offer. We have procured and maintain money transmitter licenses in all 49 jurisdictions that currently require them and actively work to comply with new license requirements as they arise. We are also registered as a Money Services Business with the U.S. Department of Treasury’s Financial Crimes Enforcement Network. These licenses and registrations subject us, among other things, to record-keeping requirements, reporting requirements, bonding requirements, limitations on the investment of customer funds, and inspection by state and federal regulatory agencies.

As a Money Services Business and a licensed money transmitter we are subject to U.S. anti-money laundering (AML) laws and regulations. We have implemented and are expanding an AML program designed to prevent our platform from being used to facilitate money laundering, terrorist financing, and other financial crimes. Our program is also designed to prevent our products from being used to facilitate business in certain countries, or with certain persons or entities, including those on designated lists promulgated by the U.S. Department of the Treasury’s Office of Foreign Assets Controls and other foreign authorities. Our AML and sanctions compliance programs include policies, procedures, reporting protocols, and internal controls, including the designation of an AML compliance officer to oversee the programs, and is designed to address these legal and regulatory requirements and to assist in managing risk associated with money laundering and terrorist financing risks.

We collect and use a wide variety of information for various purposes in our business, including to help ensure the integrity of our services and to provide features and functionality to our customers. This aspect of our business, including the collection, use, disclosure, and protection of the information we acquire in connection with our customers’ use of our services, is subject to numerous laws and regulations in the United States. Accordingly, we publish our privacy policies and terms of service, which describes our practices concerning the use, transmission, and disclosure of information.

In addition, several foreign countries and governmental bodies, including the European Union, have laws and regulations dealing with the collection, use, disclosure, and protection of information which are more restrictive than those in the United States. While we believe that the products and services that we currently offer do not subject us to such laws or regulations in foreign jurisdictions, such laws and regulations may be modified or subject to new or different interpretations, new laws and regulations may be enacted, or we may modify our products or services in the future, which may subject us to such laws and regulations.

Various regulatory agencies in the United States and in foreign jurisdictions continue to examine a wide variety of issues which are applicable to us and may impact our business. These issues include identity theft, account management guidelines, privacy, disclosure rules, cybersecurity, and marketing. As our business continues to develop and expand, we continue to monitor the additional rules and regulations that may become relevant.

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Any actual or perceived failure to comply with legal and regulatory requirements may result in, among other things, revocation of required licenses or registrations, loss of approved status, private litigation, regulatory or governmental investigations, administrative enforcement actions, sanctions, civil and criminal liability, and constraints on our ability to continue to operate. For an additional discussion on governmental regulation affecting our business, please see the risk factors related to regulation of our payments business and regulation in the areas of privacy and data use, under the section titled “Risk Factors—Risks Related to our Business and Industry.”

Employees

As of March 31, 2020, we had 617 full-time employees. We also engage temporary employees and consultants as needed to support our operations. None of our employees are represented by a labor union or covered by a collective bargaining agreement. We have not experienced any work stoppages and we consider our relations with our employees to be good.

Facilities

In December 2019, we entered into a lease agreement for approximately 132,000 square feet of office space located in San Jose, California, for the company’s principal executive offices. The new lease (as amended) is expected to commence in July 2020 and to expire in June 2031.

Construction on the buildout of our new facility was stopped on March 17, 2020, due to the shelter in place orders in the San Francisco Bay Area. The delay will shift the completion of the project to early calendar 2021. Bill.com has secured additional office space in the interim.

We also lease approximately 25,000 square feet in Houston, Texas for human resources, engineering, customer success, and sales and marketing under a lease that expires in April 2025.

We believe that our facilities are adequate to meet our needs for the immediate future, and that, should it be needed, suitable additional space will be available to accommodate any such expansion of our operations.

Legal Proceedings

From time to time, we may be subject to legal proceedings and claims in the ordinary course of business, including patent, commercial, product liability, employment, class action, whistleblower, and other litigation and claims, as well as governmental and other regulatory investigations and proceedings. In addition, third parties may from time to time assert claims against us in the form of letters and other communications. We are not currently a party to any legal proceedings that we believe to be material to our business or financial condition. The results of any future litigation cannot be predicted with certainty, and regardless of the outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources, and other factors.

Intellectual Property

We seek to protect our intellectual property rights by relying upon a combination of patent, trademark, copyright, and trade secret laws, as well as contractual measures.

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As of March 31, 2020, we had 13 issued patents that expire between 2028 and 2037, and six pending patent applications. These patents and patent applications seek to protect proprietary inventions relevant to our business. While we believe our patents and patent applications in the aggregate are important to our competitive position, no single patent or patent application is material to us as a whole. We intend to pursue additional patent protection to the extent we believe it would be beneficial and cost effective.

As of March 31, 2020, we had two trademark registrations for certain of our logos. Our trademark application for our current Bill.com logo is pending. We will pursue additional trademark registrations to the extent we believe it would be beneficial and cost effective. We also own several domain names, including www.bill.com.

We rely on trade secrets and confidential information to develop and maintain our competitive position. It is our practice to enter into confidentiality and invention assignment agreements (or similar agreements) with our employees, consultants, and contractors involved in the development of intellectual property on our behalf. We also enter into confidentiality agreements with other third parties in order to limit access to, and disclosure and use of, our confidential information and proprietary information. We further control the use of our proprietary technology and intellectual property through provisions in our terms of service.

From time to time we also incorporate certain intellectual property licensed from third parties, including under certain open source licenses. Even if any such third-party technology was not available to us on commercially reasonable terms, we believe that alternative technologies would be available as needed.

Despite our efforts to protect our intellectual property rights, they may not be respected in the future or may be invalidated, circumvented, or challenged. In addition, the laws of various foreign countries where our products are produced may not protect our intellectual property rights to the same extent as laws in the United States. Our industry is characterized by the existence of a large number of patents and frequent claims and related litigation based on allegations of patent infringement or other violations of intellectual property rights. We believe that competitors will try to develop products that are similar to ours and that may infringe our intellectual property rights. Our competitors or other third-parties may also claim that our solutions infringe their intellectual property rights. In particular, some companies in our industry have extensive patent portfolios. From time to time, third parties have in the past and may in the future assert claims of infringement, misappropriation, and other violations of intellectual property rights against us or our customers or partners, with whom our agreements may obligate us to indemnify against these claims. Successful claims of infringement by a third party could prevent us from offering certain products or features, require us to develop alternate, non-infringing technology, which could require significant time and during which we could be unable to continue to offer our affected products, require us to obtain a license, which may not be available on reasonable terms or at all, or force us to pay substantial damages, royalties, or other fees. Moreover, our products incorporate software components licensed to the general public under open source software licenses. Open source licenses grant licensees broad permissions to use, copy, modify, and redistribute our platform. As a result, open source development and license practices can limit the value of our software copyright assets.

For additional information about our intellectual property and associated risks, see the section titled “Risk Factors—Risks Related to our Business and Industry.”

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MANAGEMENT

Executive Officers and Directors

The following table provides information regarding our executive officers and directors as of May 31, 2020:

Name	Age	Position(s)
Executive Officers:
René Lacerte	52	Chief Executive Officer and Director
John Rettig	55	Chief Financial Officer and Executive Vice President, Finance and Operations
Raj Aji	57	General Counsel, Chief Compliance Officer and Secretary
Bora Chung	47	Senior Vice President, Product

Non-Employee Directors:
Steven Cakebread(2)	68	Director
David Chao	53	Director
David Hornik(1)	52	Director
Brian Jacobs(3)	59	Director
Peter Kight(3)	64	Director
Thomas Mawhinney	51	Director
Allison Mnookin(3)	50	Director
Rory O’Driscoll(1)	55	Director
Steven Piaker(2)	57	Director

(1)	Member of the nominating and governance committee.
(2)	Member of the audit committee.
(3)	Member of the compensation committee.

Executive Officers

René Lacerte has served as our Chief Executive Officer and a member of our board of directors since our inception in April 2006. Prior to founding Bill.com, he founded PayCycle, Inc. in 1999, an online payroll solution which was acquired by Intuit, Inc., a software company, in 2009. Mr. Lacerte holds a B.A. in Economics from Stanford University and an M.S. in Industrial Engineering from Stanford University. We believe that Mr. Lacerte is qualified to serve on our board of directors because of his deep industry experience as an SMB owner and as an executive at software companies, and as our founder and Chief Executive Officer.

John Rettig has served as our Chief Financial Officer and Executive Vice President, Finance and Operations since June 2014. Mr. Rettig previously served as the Chief Financial Officer at Exponential Interactive, Inc., an advertising intelligence and digital media solutions company, from May 2005 to June 2014, where he was responsible for the global finance function. Mr. Rettig holds a B.S. in Economics and Business Administration from Saint Mary’s College of California.

Raj Aji has served as our General Counsel, Chief Compliance Officer and Secretary since August 2016. Prior to joining Bill.com, Mr. Aji served as Assistant General Counsel, Financial Services, for Intuit, Inc., a software company, from January 2013 to August 2016. He has previously served as General Counsel at Obopay, Inc., a mobile payments company, from December 2010 to December 2012, and Xoom.com, Inc., a publicly-listed e-commerce company. From February 2018 to May 2019, Mr. Aji served as a member of the board of directors of IIT Startups, a non-profit organization dedicated to educating and mentoring early stage technology companies. Mr. Aji holds a B. Tech in

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Chemical Engineering, from the Indian Institute of Technology, Bombay, an M.S. in Civil and Environmental Engineering from the University of Iowa, Iowa City and a J.D. from the University of California, Berkeley, School of Law.

Bora Chung has served as our Senior Vice President of Product since December 2018. Prior to joining Bill.com, Ms. Chung served as Chief Product Officer for eBay Korea Co. Ltd., a subsidiary of eBay Inc. and an online marketplace, from September 2016 to November 2018, and as Vice President, Product Management for eBay Inc., a multinational e-commerce corporation, from December 2014 to August 2016. Ms. Chung also previously served as the Director of Worldwide Payments and Financing for Apple Online Stores at Apple Inc., a multinational technology company, from October 2010 to December 2014. Ms. Chung holds an A.B. in Economics from Harvard University and a M.B.A. from the Stanford University Graduate School of Business.

Non-Employee Directors

Steven Cakebread has served as a member of our board of directors since May 2019. Since October 2014, Mr. Cakebread has served as Chief Financial Officer of Yext Inc., a software company. From March 2013 to September 2014, he served as Chief Financial Officer and Chief Accounting Officer of D-Wave Systems, Inc., a quantum computing company. From May 2002 to March 2008, Mr. Cakebread served as Chief Financial Officer of Salesforce.com, Inc., a cloud-based software company. He previously served as a member of the board of directors of ServiceSource International, Inc., a service support provider, from February 2010 to October 2017. Mr. Cakebread holds a B.S. in Accounting from the University of California, Berkeley, and a M.B.A. from Indiana University. We believe Mr. Cakebread is qualified to serve as a member of our board of directors because of his senior leadership experience and responsibility over financial and accounting matters at technology companies.

David Chao has served as a member of our board of directors since September 2016. Mr. Chao has served as Co-Founder and General Partner at DCM, a venture capital firm since December 1996. Mr. Chao also serves as chairman of the board of directors of 51job, Inc., a human resource solutions provider, and currently serves on the boards of directors of several privately held companies. He previously served as a director on the board of Renren Inc., a Chinese social networking service, from March 2006 to July 2018. Mr. Chao holds a B.A. in Economics and East Asian Studies from Brown University and a M.B.A. from the Stanford University Graduate School of Business. We believe Mr. Chao is qualified to serve as a member of our board of directors because of his extensive experience in the venture capital industry and his knowledge of technology companies.

David Hornik has served as a member of our board of directors since May 2016. Mr. Hornik has served as general partner of August Capital, a venture capital firm, since June 2000. Since February 2012, Mr. Hornik has served on the board of directors of Fastly, Inc., a cloud computing company, and currently serves on the boards of directors of several privately held companies. He also served on the board of directors of Splunk, Inc., a provider of machine data analytics software, from August 2004 to September 2017. Mr. Hornik holds an A.B. in Political Science and an A.B. in Computer Music from Stanford University, M. Phil in Criminology from Cambridge University and a J.D. from Harvard Law School. We believe Mr. Hornik is qualified to serve as a member of our board of directors because of his extensive experience in the venture capital industry and his knowledge of technology companies.

Brian Jacobs has served as a member of our board of directors since August 2007. Mr. Jacobs has served as Founder and General Partner of Emergence Capital Partners, a venture capital firm, since January 2003, as well as Founder and Managing Partner of Moai Capital, a seed capital firm, since January 2018. Mr. Jacobs also currently serves on the boards of directors of several privately held companies. Mr. Jacobs holds a B.S. and an M.S. in Mechanical Engineering from Massachusetts

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Institute of Technology and an M.B.A. from Stanford Graduate School of Business. We believe Mr. Jacobs is qualified to serve as a member of our board of directors because of his extensive experience in the venture capital industry and his knowledge of technology companies.

Peter Kight has served as a member of our board of directors since May 2019. Mr. Kight is a venture capital investor and previously served as Senior Advisor to Comvest Partners, a private equity firm, from April 2013 to April 2015. He has served on the board of directors of Blackbaud, Inc., a software company, since December 2014, and of Huntington Bancshares, Inc., a holding company, since June 2012, and as chairman of the board of directors of Repay Holdings Corp., a financial technology and payment processing solutions, since July 2019. From September 2017 to July 2019, Mr. Kight served as chairman of the board of directors of Thunder Bridge Acquisition, Ltd., a special acquisition company. We believe Mr. Kight is qualified to serve as a member of our board of directors because of his experience in the technology and payments industry.

Thomas Mawhinney has served as a member of our board of directors since February 2013. Since August 2003, Mr. Mawhinney has served as a general partner of Icon Ventures IV, L.P. He also currently serves on several private company boards. Mr. Mawhinney holds a B.A. in Government from Harvard University and an M.B.A. from the Stanford Graduate School of Business. We believe Mr. Mawhinney is qualified to serve as a member of our board of directors because of his extensive experience in the venture capital industry and his knowledge of technology companies.

Allison Mnookin has served as a member of our board of directors since July 2019. Since July 2017, Ms. Mnookin has served as a senior lecturer of business administration at Harvard Business School. Prior to joining us, she served as CEO of Quick Base, Inc., an online application software company, from April 2016 to November 2016. From July 2010 to March 2016, Ms. Mnookin served as vice president and general manager of the QuickBase business of Intuit, Inc., a software company. Since June 2018 Ms. Mnookin has served on the board of LPL Financial Holdings, Inc., a technology, brokerage and investment advisory services company, and on the board of QuickBase, Inc. since its divestment from Intuit in March 2016 until April 2019. Ms. Mnookin also served on the board of Fleetmatics Group PLC, a SaaS fleet management provider, from March 2014 to November 2016. Ms. Mnookin holds an A.B. in Women’s Studies from Harvard University and an M.B.A. from Harvard Business School. We believe Ms. Mnookin is qualified to serve as a member of our board of directors because of her executive experience and knowledge of technology companies.

Rory O’Driscoll has served as a member of our board of directors since August 2013. Since 2007, Mr. O’Driscoll has been a Managing Partner at Scale Venture Partners, a venture capital firm. Mr. O’Driscoll has served as a member of the board of directors of Box, Inc., a data storage and file management software company, since April 2010. Mr. O’Driscoll previously served on the board of directors of DocuSign, Inc., an eSignature and digital transaction management company, from December 2010 to August 2018, and ExactTarget, Inc., a digital marketing software company, until it was acquired by Salesforce.com, Inc., a cloud-based software company, in July 2013. Mr. O’Driscoll also currently serves on the boards of directors of several privately held companies. Mr. O’Driscoll holds a B.Sc. in Economics from the London School of Economics. We believe Mr. O’Driscoll is qualified to serve as a member of our board of directors because of his extensive experience in the venture capital industry and his knowledge of technology companies.

Steven Piaker has served as a member of our board of directors since December 2011. Since February 2013, Mr. Piaker has served as a partner of Napier Park Global Capital, an alternative asset management firm and as co-head and partner of Napier Park Financial Partners, Napier’s private equity group, and from July 2011 until February 2013 he served in a similar capacity at Napier Park’s predecessor firm. He also currently serves on several private company boards. Mr. Piaker holds a B.A. in Economics from University of Rochester and an M.B.A. from Duke University Fuqua School of

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Business. We believe Mr. Piaker is qualified to serve as a member of our board of directors because of his extensive experience in the private equity and venture capital industry and his knowledge of technology companies.

Corporate Governance

Appointment of Officers

Our executive officers are appointed by, and serve at the discretion of, our board of directors. There are no family relationships between any of our directors or executive officers.

Board Composition

The number of directors is fixed by our board of directors, subject to the terms of our restated certificate of incorporation and restated bylaws. Our board of directors currently consists of ten members. Currently serving members of our board of directors will continue to serve as directors until their resignations or until their successors are duly elected by the holders of our common stock.

Classified Board of Directors

Our restated certificate of incorporation provides that our board of directors is divided into three classes of directors that serve staggered three-year terms. At each annual meeting of stockholders, a class of directors will be elected for a three-year term to succeed the same class whose term is then expiring. As a result, only one class of directors will be elected at each annual meeting of our stockholders, with the other classes continuing for the remainder of their respective three-year terms. Our directors are divided among the three classes as follows:

•	the Class I directors are René Lacerte, Thomas Mawhinney and Peter Kight, and their terms will expire at the annual meeting of stockholders to be held in 2020;

•	the Class II directors are Alison Mnookin, David Chao, Steven Piaker and Rory O’Driscoll, and their terms will expire at the annual meeting of stockholders to be held in 2021; and

•	the Class III directors are David Hornik, Brian Jacobs, and Steven Cakebread, and their terms will expire at the annual meeting of stockholders to be held in 2022.

Each director’s term continues until the election and qualification of his or her successor, or his or her earlier death, resignation, or removal. Our restated certificate of incorporation and restated bylaws authorize only our board of directors to fill vacancies on our board of directors. Any increase or decrease in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors. This classification of our board of directors may have the effect of delaying or preventing changes in control of our company. See the section titled “Description of Capital Stock—Anti-Takeover Provisions.”

Director Independence

Our common stock is listed on the New York Stock Exchange (NYSE). Under the rules of the NYSE, independent directors must comprise a majority of a listed company’s board of directors within a specified period after the completion of this offering. In addition, the rules of the NYSE require that, subject to specified exceptions, each member of a listed company’s audit, compensation, and nominating and governance committees be independent. Under the rules of the NYSE, a director will only qualify as an “independent director” if, in the opinion of that company’s board of directors, that person does not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director.

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Additionally, compensation committee members must not have a relationship with us that is material to the director’s ability to be independent from management in connection with the duties of a compensation committee member.

Audit committee members must also satisfy the independence criteria set forth in Rule 10A-3 under the Exchange Act. In order to be considered independent for purposes of Rule 10A-3, a member of an audit committee of a listed company may not, other than in his or her capacity as a member of the audit committee, the board of directors, or any other board committee: accept, directly or indirectly, any consulting, advisory, or other compensatory fee from the listed company or any of its subsidiaries; or be an affiliated person of the listed company or any of its subsidiaries. We satisfy the audit committee independence requirements of Rule 10A-3.

Our board of directors has undertaken a review of the independence of each director and considered whether each director has a material relationship with us that could compromise his or her ability to exercise independent judgment in carrying out his or her responsibilities. As a result of this review, our board of directors determined that Messrs. Cakebread, Chao, Hornik, Jacobs, Kight, Mawhinney, O’Driscoll, and Piaker, and Ms. Mnookin, are “independent directors” as defined under the applicable rules and regulations of the SEC and the listing requirements and rules of the NYSE. In making these determinations, our board of directors reviewed and discussed information provided by the directors and by us with regard to each director’s business and personal activities and relationships as they may relate to us and our management, including the beneficial ownership of our common stock by each non-employee director and the transactions involving them described in the section titled “Certain Relationships and Related Party Transactions.”

Committees of the Board of Directors

Our board of directors has an audit committee, a compensation committee, and a nominating and governance committee, each of which, pursuant to its respective charter, has the composition and responsibilities described below. Copies of the charters for each committee are available on the investor relations portion of our website. Members serve on these committees until their resignation or until otherwise determined by our board of directors.

Audit Committee

Our audit committee is composed of Mr. Piaker and Mr. Cakebread. Mr. Cakebread is the chair of our audit committee. The members of our audit committee meet the independence requirements under NYSE and SEC rules. Each member of our audit committee is financially literate. In addition, our board of directors has determined that Mr. Cakebread is an “audit committee financial expert” as that term is defined in Item 407(d)(5)(ii) of Regulation S-K promulgated under the Securities Act. This designation does not, however, impose on him any supplemental duties, obligations, or liabilities beyond those that are generally applicable to the other members of our audit committee and board of directors. Our audit committee’s principal functions are to assist our board of directors in its oversight of:

•	selecting a firm to serve as our independent registered public accounting firm to audit our consolidated financial statements;

•	ensuring the independence of the independent registered public accounting firm;

•	discussing the scope and results of the audit with the independent registered public accounting firm, and reviewing, with management and that firm, our interim and year-end operating results;

•	establishing procedures for employees to anonymously submit concerns about questionable accounting or audit matters;

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•	considering the adequacy of our internal controls and internal audit function;

•	reviewing related-party transactions that are material or otherwise implicate disclosure requirements; and

•	approving, or as permitted, pre-approving all audit and non-audit services to be performed by the independent registered public accounting firm.

Compensation Committee

Our compensation committee is composed of Mr. Jacobs, Mr. Kight and Ms. Mnookin. Mr. Jacobs is the chair of our compensation committee. The members of our compensation committee meet the independence requirements under NYSE and SEC rules. Each member of this committee is also a “non-employee director” within the meaning of Rule 16b-3 under the Exchange Act. Our compensation committee is responsible for, among other things:

•	reviewing and approving, or recommending that our board of directors approve, the compensation of our executive officers;

•	reviewing and approving, or recommending that our board of directors approve, the terms of any compensatory agreements with our executive officers;

•	reviewing and recommending to our board of directors the compensation of our directors;

•	administering our stock and equity incentive plans;

•	reviewing and approving, or making recommendations to our board of directors with respect to, incentive compensation and equity plans; and

•	establishing our overall compensation philosophy.

Nominating and Governance Committee

Our nominating and governance committee is composed of Mr. Hornik and Mr. O’Driscoll. Mr. Hornik is the chair of our nominating and governance committee. The members of our nominating and governance committee meet the independence requirements under NYSE and SEC rules. Our nominating and governance committee’s principal functions include:

•	identifying and recommending candidates for membership on our board of directors;

•	recommending directors to serve on board committees;

•	reviewing and recommending to our board of directors any changes to our corporate governance principles;

•	reviewing proposed waivers of the code of conduct for directors and executive officers;

•	overseeing the process of evaluating the performance of our board of directors; and

•	advising our board of directors on corporate governance matters.

Compensation Committee Interlocks and Insider Participation

None of the members of the compensation committee is currently, or has been at any time, one of our officers or employees. None of our executive officers has served as a member of the board of directors, or as a member of the compensation or similar committee, of any entity that has one or more executive officers who served on our board or compensation committee during fiscal 2019.

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Non-Employee Director Compensation

In fiscal 2019, no cash compensation was paid to the non-employee members of our board of directors. All compensation paid to Mr. Lacerte, our only employee director, is set forth below in the section titled “Executive Compensation—2019 Summary Compensation Table.” The following table provides information regarding compensation of our non-employee directors for director service, for fiscal 2019. Other than as set forth in the table and described more fully below, during fiscal 2019, we did not pay any fees to, make any equity awards or non-equity awards to, or pay any other compensation to the non-employee members of our board of directors.

Name	Option Awards ($)(1)		Total ($)
Steven Cakebread	-		-
David Chao	-		-
David Hornik	-		-
Brian Jacobs	-		-
Peter Kight	$573,368	(2)	$573,368
Thomas Mawhinney	-		-
Allison Mnookin	-		-
Rory O’Driscoll	-		-
Steven Piaker	-		-

(1)

The amounts reported in the Option Awards column represent the grant date fair value of the stock options granted to our non-employee directors during fiscal 2019 as computed in accordance with FASB Accounting Standards Codification Topic 718. The assumptions used in calculating the grant date fair value of the stock options reported in the Option Awards column are set forth in Note 8 of the notes to our consolidated financial statements included in this prospectus. Note that the amounts reported in this column reflect the accounting cost for these stock options and do not correspond to the actual economic value that may be received by our non-employee directors from the stock options.

(2)

As of March 31, 2020, Mr. Kight held a nonstatutory stock option to purchase 100,000 shares, with a right to early exercise, vesting at a rate of 1/3rd annually on the anniversary of the vesting start date of May 15, 2019, subject to continuous service on each such date, plus acceleration of 100% of the then-unvested options in the event of a change in control. Any unvested shares acquired upon early exercise are subject to a repurchase right held by us at the original purchase price.

In July 2019, we granted each of Mr. Cakebread and Ms. Mnookin nonstatutory stock options to purchase 100,000 shares of our common stock, with a right to early exercise, that vest at a rate of 1/3rd annually on the first three anniversaries of the vesting start dates of May 28, 2019, and July 3, 2019, respectively, subject to continuous service of such director on each applicable vesting date, plus acceleration of 100% of the then-unvested stock options in the event of a change in control. Any unvested shares acquired upon early exercise are subject to a repurchase right held by us at the original purchase price.

Before the completion of our IPO, we did not have a formal policy to provide any cash or equity compensation to our non-employee directors for their service on our board of directors or committees of our board of directors.

In February 2020, our board of directors approved the following compensation program for our non-employee directors for calendar year 2020. Following our first annual stockholder meeting, our compensation committee intends to review our non-employee director compensation program, and the then-current market practices for non-employee director compensation, to make recommendations to our board of directors for a non-employee compensation program for calendar year 2021.

Non-Employee Director Cash Compensation

Non-employee directors will receive annual cash compensation of $30,000 for service on the board of directors, and additional cash compensation for the chairperson and committee members as

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set forth below. All cash payments will be made quarterly in arrears and will be pro-rated for any partial quarters of service and applied from January 1, 2020.

•	Board Chairperson: $15,000

•	Audit Committee Chair: $20,000

•	Audit Committee Member (Non-Chair): $10,000

•	Compensation Committee Chair: $15,000

•	Compensation Committee Member (Non-Chair): $6,000

•	Nominating and Corporate Governance Committee Chair: $8,000

•	Nominating and Corporate Governance Committee Member (Non-Chair): $4,000

Non-Employee Director Equity Grants

Initial restricted stock unit grant

Each non-employee director who had not previously received an equity grant as of February 2020, was granted 5,000 restricted stock units in February 2020, vesting in four, equal quarterly installments over the 12-month period beginning on January 1, 2020, subject to continued service on each applicable vesting date.

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EXECUTIVE COMPENSATION

The following tables and accompanying narrative set forth information about the fiscal 2019 compensation provided to our principal executive officer and the two most highly compensated executive officers (other than our principal executive officer) who were serving as executive officers as of June 30, 2019. These executive officers were René Lacerte, our Chief Executive Officer, John Rettig, our Chief Financial Officer and Executive Vice President, Finance and Operations, and Bora Chung, our Senior Vice President, Product, and we refer to them in this section as our “named executive officers.”

2019 Summary Compensation Table

The following table presents summary information regarding the total compensation for services rendered in all capacities that was awarded to, earned by, or paid to our named executive officers for fiscal 2019.

Name and Principal Position	Salary ($)		Bonus ($)		Option Awards ($)(1)	Non-Equity Incentive Plan Compensation ($)(2)	All Other Compensation ($)		Total ($)
René Lacerte,	$350,000		$10,000	(3)	$4,814,801	$231,763	$-		$5,406,564
Chief Executive Officer

John Rettig,	$300,000		$54,024	(4)	$2,212,485	$161,830	$5,980	(5)	$2,734,319
Chief Financial Officer and Executive Vice President, Finance and Operations

Bora Chung,	$154,247	(7)	$25,000	(8)	$1,988,114	$62,735	$-		$2,230,096
Senior Vice President, Product(6)

(1)

Amounts represent the aggregate grant date fair value of the stock options awarded to the named executive officer during fiscal 2019 in accordance with FASB Accounting Standards Codification Topic 718. The assumptions used in calculating the grant date fair value of the stock options reported in the Option Awards column are set forth in Note 8 of the notes to our consolidated financial statements included in this prospectus. Such grant-date fair market value does not take into account any forfeitures related to service-based vesting conditions that may occur. Note that the amounts reported in this column reflect the accounting cost for these stock options and do not correspond to the actual economic value that may be received by our named executive officers from the stock options.

(2)	The amounts reported represent payments made under our 2019 Executive Bonus Plan in respect of service in fiscal 2019, as described below in “—Non-Equity Incentive Plan Awards.”
(3)	This amount represents a $10,000 spot bonus paid in February 2019.
(4)

This amount represents (i) a $10,000 spot bonus paid in August 2018, (ii) a $3,000 spot bonus paid in November 2018, (iii) a $40,000 spot bonus paid in February 2019, and (iv) a $1,024 bonus for 5 years of service paid in June 2019.

(5)	This amount reported represents Mr. Rettig’s transportation allowance.
(6)

Ms. Chung commenced employment with us in December 2018 and therefore her base salary and non-equity incentive plan compensation set forth in the table above reflect amounts actually paid with respect to the portion of fiscal 2019 in which she was employed with us.

(7)	Ms. Chung commenced employment in December 2018 at an initial base salary of $275,000.
(8)	This amount represents a cash sign-on bonus.

Non-Equity Incentive Plan Awards

Our named executive officers participated in our 2019 Executive Bonus Plan, under which semi-annual bonuses are determined based on the achievement of corporate and individual performance

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objectives. For fiscal 2019, performance objectives included metrics related to our revenue. We made payments based on individual and corporate performance in February 2019 and August 2019 in respect of service in fiscal 2019.

Equity Compensation

From time to time, we grant equity awards in the form of stock options to our named executive officers, which are generally subject to vesting based on each named executive officer’s continued service with us. Each of our named executive officers currently holds outstanding options to purchase shares of our common stock that were granted under our 2006 Plan and 2016 Plan, as set forth in the table below titled “Outstanding Equity Awards at 2019 Fiscal Year-End.”

Outstanding Equity Awards at 2019 Fiscal Year-End

The following table presents, for each of our named executive officers, information regarding outstanding stock options as of June 30, 2019.

Option Awards(1)
	Grant Date		Number of Securities Underlying Unexercised Options		Exercise Price ($)		Expiration Date
Name			Exercisable (#)	Unexercisable (#)
René Lacerte	2/4/2015 8/2/2018 2/13/2019	(2) (3) (4)	327,500 0 0	0 375,000 850,000	$ $ $	2.38 5.26 8.76	2/3/2025 8/1/2028 2/12/2029

John Rettig	6/10/2014 7/28/2016 8/2/2018 2/13/2019 2/13/2019	(5) (6) (3) (4) (7)	409,360 36,458 0 0 21,875	0 13,542 200,000 200,000 153,125	$ $ $ $ $	1.72 2.48 5.26 8.76 8.76	6/9/2024 7/27/2026 8/1/2028 2/12/2029 2/12/2029

Bora Chung	2/13/2019 5/15/2019	(8) (9)	0 1,041	375,000 48,958	$ $	8.76 11.20	2/12/2029 5/14/2029

(1)	All of the outstanding equity awards were granted under the 2016 Plan, unless otherwise indicated.
(2)	Granted under our 2006 Plan. The stock option is fully vested.
(3)

The stock option vests at a rate of 1/48th of the shares of our common stock underlying the stock option each month following the August 2, 2018 vesting commencement date. This award is subject to double trigger vesting acceleration under certain circumstances.

(4)

The stock option vests at a rate of 1/2 of the shares of our common stock underlying the stock option on the two-year anniversary of the December 10, 2018 vesting commencement date and an additional 1/48th of the shares of our common stock underlying the stock option monthly thereafter. This award is subject to double trigger vesting acceleration under certain circumstances.

(5)	Granted under the 2006 Plan. The stock option is fully vested.
(6)

The stock option vests at a rate of 1/48th of the shares of our common stock underlying the stock option each month following the July 27, 2016 vesting commencement date. This award is subject to double trigger vesting acceleration under certain circumstances.

(7)

The stock option vests at a rate of 1/48th of the shares of our common stock underlying the stock option each month following the December 10, 2018 vesting commencement date. This award is subject to double trigger vesting acceleration under certain circumstances.

(8)

The stock option vests at a rate of 1/4th of the shares of our common stock underlying the stock option on the one-year anniversary of the December 10, 2018 vesting commencement date and an additional 1/48th of the shares of our common stock underlying the stock option monthly thereafter. This award is subject to double trigger vesting acceleration under certain circumstances.

(9)

The stock option vests at a rate of 1/48th of the shares of our common stock underlying the stock option each month following the May 15, 2019 vesting commencement date. This award is subject to double trigger vesting acceleration under certain circumstances.

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Offer Letters

We have entered into amended and restated offer letters with each of our named executive officers. In addition, each of our named executive officers has executed our form of standard employee invention assignment and confidentiality agreement. Any potential payments and benefits due upon a termination of employment or a change of control of us are further described below in the section titled “Potential Payments upon Termination or Change of Control.”

Rene Lacerte

In November 2019, we entered into an offer letter with Mr. Lacerte, our Chief Executive Officer and a member of our board. This offer letter provides for an annual base salary of $425,000. Mr. Lacerte is an at-will employee and does not have a fixed employment term. He is eligible to participate in our annual performance bonus plan and employee benefit plans, including health insurance, that we offer to our employees.

John Rettig

In May 2014, we entered into an offer letter with Mr. Rettig, our Chief Financial Officer. This offer letter was amended and restated in November 2019. The amended and restated offer letter provides for an annual base salary of $350,000. Mr. Rettig is an at-will employee and does not have a fixed employment term. He is eligible to participate in our annual performance bonus plan and employee benefit plans, including health insurance, that we offer to our employees.

Bora Chung

In October 2018, we entered into an offer letter with Ms. Chung, our Senior Vice President, Product. This offer letter was amended and restated in November 2019. The amended and restated offer letter provides for an annual base salary of $300,000. Ms. Chung is an at-will employee and does not have a fixed employment term. She is eligible to participate in our annual performance bonus plan and employee benefit plans, including health insurance, that we offer to our employees.

Potential Payments upon Termination or Change in Control

We entered into change in control and severance agreements with each of our executive officers, including our named executive officers, which provide for the following benefits if the executive is terminated by us without cause (as such term is defined in the change in control and severance agreement) outside of a change in control (as such term is defined in the change in control and severance agreement) in exchange for a customary release of claims: (i) a lump sum severance payment of six months base salary for our executive officers (eighteen months for our Chief Executive Officer and twelve months for our Chief Financial Officer), (ii) a lump sum payment equal to the executive officer’s then-current target bonus opportunity on a pro-rated basis, and (iii) payment of premiums for continued medical benefits (or equivalent cash payment if applicable law so requires) for the same period of time as the salary severance.

If the executive officer’s employment is terminated by us without cause or by the executive for good reason within the three months preceding a change in control (but after a legally binding and definitive agreement for a potential change of control has been executed) or within the twelve months following a change in control, the change in control and severance agreements provide the following benefits in exchange for a customary release of claims: (i) a lump sum severance payment of twelve months base salary and 100% of target bonus for our executive officers (eighteen months base salary

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and 150% target bonus for our Chief Executive Officer, (ii) a lump sum payment equal to the executive officer’s then-current target bonus opportunity on a pro-rated basis, (iii) 100% acceleration of any then-unvested equity awards, and (iv) payment of premiums for continued medical benefits (or equivalent cash payment if applicable law so requires) for the same period of time as the salary severance . Each change in control and severance agreement is in effect for three years, with automatic renewals unless notice is given by us to the executive officer three months prior to expiration.

The benefits under the change in control and severance agreements supersede all other cash severance and vesting acceleration arrangements. This summary is qualified in its entirety by reference to the actual text of the change in control and severance agreements, which are filed as exhibits to the registration statement of which this prospectus is a part.

Employee Benefit and Stock Plans

We believe that our ability to grant equity-based awards is a valuable compensation tool that enables us to attract, retain, and motivate our employees, consultants, and directors by aligning their financial interests will those of our stockholders. The principal features of our equity incentive plans are summarized below. These summaries are qualified in their entirety by reference to the actual text of the plans, which are filed as exhibits to the registration statement of which this prospectus is a part.

2006 Equity Incentive Plan

Our 2006 Plan was initially adopted by the board of directors and approved by our stockholders in April 2006, and was amended most recently in October 2015. The 2006 Plan was terminated in 2016 when the 2016 Plan was adopted and no new grants under the 2006 Plan were made after such time. Outstanding awards under the 2006 Plan continue to remain subject to the terms of the 2006 Plan and applicable award agreements until such awards are exercised or until they terminate or expire by their terms. The 2006 Plan allowed for the grant of stock options and shares of restricted stock.

Administration.    Our 2006 Plan is administered by our board of directors or a committee appointed by our board of directors referred to herein as the “administrator.” Subject to the terms of the 2006 Plan, the administrator has the authority to, among other things, select the persons to whom awards were granted, construe and interpret our 2006 Plan as well as to prescribe, amend, and rescind rules and regulations relating to the 2006 Plan and awards granted pursuant to the 2006 Plan.

Eligibility.    Pursuant to the 2006 Plan, we could grant incentive stock options only to our employees or the employees of our parent or subsidiaries, as applicable (including officers and directors who are also employees). We could grant non-statutory stock options, shares of restricted stock, and RSUs to our employees, directors, and consultants or the employees, directors, and consultants of our parent or subsidiaries, as applicable.

Options.    The 2006 Plan provided for the grant of both (i) incentive stock options, which are intended to qualify for tax treatment as set forth under Section 422 of the Internal Revenue Code of 1986, as amended (Code) and (ii) non-statutory stock options to purchase shares of our common stock, each at a stated exercise price. The exercise price of each stock option to which Section 25102 of the California Corporations Code applied must have been at least equal to 85% of the fair market value of our common stock on the date of grant, except that incentive stock options granted to any individual who owned more than ten percent of the total combined voting power of all classes of our capital stock must have had an exercise price at least equal to 110% of the fair market value of our common stock on the date of grant. The administrator has the authority to determine the vesting

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schedule applicable to each option. The maximum permitted term of options granted under our 2006 Plan was ten years from the date of grant, except that the maximum permitted term of incentive stock options granted to an individual who owns more than ten percent of the total combined voting power of all classes of our capital stock is five years from the date of grant. As of March 31, 2020, options under the 2006 Plan to purchase 4,769,483 shares of common stock had been exercised and options under the 2006 Plan to purchase 1,451,673 of shares of common stock remained outstanding, with a weighted-average exercise price of $2.01 per share.

Restricted Stock Awards.    Awards of restricted stock represent an offer by us to sell shares of our common stock subject to restrictions which may lapse based on terms and conditions determined by the administrator. The purchase price of each restricted stock award to which Section 25102(o) of the California Corporations Code applied must have been at least equal to 85% of the fair market value of our common stock on the date of grant or at the time the purchase was consummated, except that in the case of a sale to any individual who owned more than ten percent of the total combined voting power of all classes of our capital stock, the purchase price must have been 100% of the fair market value of our common stock on the date of grant or at the time the purchase was consummated. Holders of restricted stock are entitled to vote and are entitled to receive all dividends and distributions with respect to such shares. Any dividends or stock distributions paid pursuant to any unvested shares of restricted stock will be subject to the same restrictions on transferability and forfeiture as the restricted stock. As of March 31, 2020, no shares of restricted stock remain outstanding under the 2006 Plan.

Other Awards.    The 2006 Plan also provided for the grant of stock appreciation rights and RSUs, neither of which were granted prior to the termination of the 2006 Plan.

Transferability.    Unless otherwise determined by the administrator, awards under the 2006 Plan generally may not be sold, pledged, assigned, hypothecated, transferred or disposed of in any manner other than by will, the laws of descent and distribution and, with respect to non-statutory stock options, by instrument to an inter vivos or testamentary trust in which the non-statutory stock options are to be passed to beneficiaries upon the death of the trustor, or by gift to a qualified family member.

Change of Control.    In the event of our dissolution or liquidation, a combination transaction (as defined in the 2006 Plan), or a sale of all or substantially all of our assets, the 2006 Plan provides that any then-outstanding awards will be treated in the manner provided for in the applicable transaction document which may provide for (i) the assumption, conversion or replacement of such awards by the successor or acquiring company, which assumption, conversion or replacement will be binding on all participants, (ii) the substitution of equivalent awards or the provision of substantially similar consideration as is provided to our stockholders (after taking into account the existing provisions of the awards), or (iii) the substitution of similar shares or other property subject to repurchase restrictions and other provisions that are no less favorable to the participant than those which applied to such outstanding shares immediately prior to the transaction. In the event the successor or acquiring company refuses to assume, convert, replace or substitute awards as provided above, then any awards that are not so assumed, converted, replaced or substituted will expire with respect to the unissued shares subject to such awards, at such times and on such conditions as the board will determine, but no later than immediately prior to the consummation of the transaction.

Adjustments.    In the event the number of outstanding shares of our common stock is changed by a stock dividend, recapitalization, stock split, reverse stock split, subdivision, combination, reclassification, spin-off or similar change in our capital structure without consideration, the exercise prices and purchase prices of, and number of shares subject to, then-outstanding awards will be proportionately adjusted, subject to any required action by the board or our stockholders.

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Exchange, Repricing and Buyout of Awards.    The repricing of options is permitted under the 2006 Plan without prior stockholder approval. The administrator may, at any time or from time to time, authorize us, with the consent of the respective participants, to issue new awards in exchange for the surrender and cancellation of any, or all, outstanding awards. The administrator may at any time buy from a participant an award previously granted with payment in cash, shares of our common stock (including restricted stock) or other consideration, based on such terms and conditions as the administrator and the participant may agree.

2016 Equity Incentive Plan

In February 2016, we adopted the 2016 Equity Incentive Plan (the 2016 Plan) as most recently amended on July 22, 2019. The purposes of the 2016 Plan were to attract and retain the best available personnel for positions of substantial responsibility, to provide additional incentive to employees, directors and consultants and to promote the success of our business.

Our 2019 Plan became effective on December 10, 2019. The 2016 Plan terminated concurrently with the effectiveness of our 2019 Plan and, as a result, we have not granted any additional equity awards under the 2016 Plan following that date. However, any outstanding stock options and RSUs granted under the 2016 Plan remain outstanding, subject to the terms of our 2016 Plan and applicable award agreements, until such shares are issued under those awards (by exercise or stock options) or until the awards terminate or expire by their terms.

Share Reserve.    As of March 31, 2020, options to purchase 605,260 shares had been exercised and options to purchase 10,030,561 shares remained outstanding, with a weighted-average exercise price of $8.59 per share. No shares of restricted stock, no stock appreciation rights and no RSUs were granted under the 2016 Plan.

Administration.    Our 2016 Plan is administered by our board of directors or a committee appointed by our board of directors, referred to herein as the “administrator.” Subject to the terms of the 2016 Plan, the administrator has the authority to, among other things, select the persons to whom awards will be granted, construe and interpret our 2016 Plan as well as to prescribe, amend and rescind rules and regulations relating to the 2016 Plan and awards granted thereunder. The administrator may modify awards subject to the terms of the 2016 Plan.

Eligibility.    Pursuant to the 2016 Plan, we could grant incentive stock options only to our employees or the employees of our parent or subsidiaries, as applicable (including officers and directors who are also employees). We could grant non-statutory stock options, RSUs, stock appreciation rights and shares of restricted stock to our employees (including officers and directors who are also employees), non-employee directors, and consultants, or the employees, directors, and consultants of our parent and subsidiaries, as applicable.

Options.    The 2016 Plan provides for the grant of both (i) incentive stock options, which are intended to qualify for tax treatment as set forth under Section 422 of the Code and (ii) non-statutory stock options to purchase shares of our common stock, each at a stated exercise price. The exercise price of each option must be at least equal to the fair market value of our common stock on the date of grant (unless otherwise determined by the administrator). However, the exercise price of any incentive stock option granted to an individual who owns more than ten percent of the total combined voting power of all classes of our capital stock must be at least equal to 110% of the fair market value of our common stock on the date of grant. The administrator will determine the vesting schedule applicable to each option. The maximum permitted term of options granted under our 2016 Plan is ten years from the date of grant, except that the maximum permitted term of incentive stock options granted to an individual who owns more than ten percent of the total combined voting power of all classes of our capital stock is five years from the date of grant.

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Restricted Stock, RSUs, Stock Appreciation Rights.     In addition, the 2016 Plan allowed for the grant of restricted stock awards, RSUs, and stock appreciation rights, with terms as generally determined by the administrator (in accordance with the 2016 Plan) and to be set forth in an award agreement. We did not grant any shares of restricted stock, any RSUs or any stock appreciation rights under the 2016 Plan.

Limited Transferability.    Unless otherwise determined by the administrator, awards under the 2016 Plan generally may not be sold, pledged, assigned, hypothecated, transferred, or disposed of in any manner other than by will, the laws of descent and distribution and, with respect to non-statutory stock options, by instrument to an inter vivos or testamentary trust in which the non-statutory stock options are to be passed to beneficiaries upon the death of the trustor, or by gift to a qualified family member.

Change of Control.    In the event that we are subject to an “acquisition” or “other combination” (as defined in the 2016 Plan and generally meaning, collectively, a merger, a sale or transfer of more than 50% of the voting power of all of our outstanding securities, or a sale of all or substantially all of the assets of ours), the 2016 Plan provides that awards will be subject to the agreement evidencing such acquisition or other combination, which agreement need not treat all awards in a similar manner. Such agreement may, without the participant’s consent, provide for the continuation of outstanding awards, the assumption or substitution of awards, the acceleration of vesting of awards, the settlement of awards (whether or not vested) in cash, securities, or other consideration, or the cancellation of such awards for no consideration.

Adjustments.    In the event that the number of outstanding shares of our common stock is changed by a stock dividend, recapitalization, stock split, reverse stock split, subdivision, combination, reclassification, spin-off, or other change in our capital structure affecting our shares without consideration, then in order to prevent diminution or enlargement of the benefits or potential benefits intended to be made available under the 2016 Plan (i) the number of shares reserved for issuance under the 2016 Plan, (ii) the exercise prices of and number of shares subject to outstanding options and stock appreciation rights, and (iii) the purchase prices of and/or number of shares subject to other outstanding awards will (to the extent appropriate) be proportionately adjusted (subject to required action by the board or our stockholders).

Exchange, repricing and buyout of awards.    The administrator may, with the consent of the respective participants, issue new awards in exchange for the surrender and cancelation of any or all outstanding awards. The administrator may also reduce the exercise price of options or stock appreciation rights or buy an award previously granted with payment in cash, shares or other consideration, in each case, subject to the terms of the 2016 Plan.

Amendment; Termination.    The 2016 Plan terminated concurrently with the effectiveness of our 2019 Plan. Our board of directors may terminate any and all outstanding options, RSUs, or stock appreciation rights upon a dissolution or liquidation of us, provided that certain amendments will require shareholder approval or participant consent.

2019 Equity Incentive Plan

In November 2019, our board of directors adopted and our stockholders approved the 2019 Plan that became effective on December 10, 2019 and serves as the successor to our 2016 Plan. Our 2019 Plan authorizes the award of stock options, restricted stock awards, stock appreciation rights, RSUs, performance awards, cash awards, and stock bonus awards. We initially reserved 7,100,000 shares of our common stock, plus any reserved shares not issued or subject to outstanding grants under the

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2016 Plan on the effective date of the 2019 Plan, for issuance pursuant to awards granted under our 2019 Plan. The number of shares reserved for issuance under our 2019 Plan increases automatically on July 1 of each of 2020 through 2029 by the number of shares equal to the lesser of 5% of the total number of outstanding shares of our common stock as of the immediately preceding June 30, or a number as may be determined by our board of directors. In addition, the following shares of our common stock will be available for grant and issuance under our 2019 Plan:

•	shares subject to options or SARs granted under our 2019 Plan that cease to be subject to the option or SAR for any reason other than exercise of the option or SAR;

•	shares subject to awards granted under our 2019 Plan that are subsequently forfeited or repurchased by us at the original issue price;

•	shares subject to awards granted under our 2019 Plan that otherwise terminate without shares being issued;

•	shares surrendered, canceled or exchanged for cash or the same type of award or a different award (or combination thereof);

•	shares subject to awards under the 2019 Plan that are used to pay the exercise price of an award or withheld to satisfy the tax withholding obligations related to any award;

•

shares issuable upon the exercise of options or subject to other awards under our 2016 or our 2006 Plan that cease to be subject to such options or other awards by forfeiture or otherwise after the effective date of the 2019 Plan;

•	shares issued pursuant to outstanding awards under our 2016 Plan and 2006 Plan that are forfeited or repurchased by us at the original issue price after the effective date of the 2019 Plan; and

•	shares subject to awards under our 2006 Plan or 2016 Plan that are used to pay the exercise price of an option or withheld to satisfy the tax withholding obligations related to any award.

The following is a description of the material terms of the 2019 Plan. The summary below does not contain a complete description of all provisions of the 2019 Plan and is qualified in its entirety by reference to the 2019 Plan.

Share Reserve.    As of March 31, 2020, options to purchase 223,750 shares remained outstanding, with a weighted-average exercise price of $22.00 per share. As of March 31, 2020, 193,035 RSUs were outstanding. No shares of restricted stock or no stock appreciation rights had been granted under the 2019 Plan.

Administration.    Our 2019 Plan is administered by our compensation committee or by our board of directors acting in place of our compensation committee. Subject to the terms and conditions of the 2019 Plan, the compensation committee has the authority, among other things, to select the persons to whom awards may be granted, construe and interpret our 2019 Plan as well as to determine the terms of such awards and prescribe, amend, and rescind the rules and regulations relating to the 2019 Plan or any award granted thereunder. The 2019 Plan provides that the board of directors or compensation committee may delegate its authority, including the authority to grant awards, to one or more officers to the extent permitted by applicable law, provided that awards granted to non-employee directors may only be determined by our board of directors.

Eligibility.    Our 2019 Plan provides for the grant of awards to our employees, directors, and consultants. No non-employee director may receive awards under our 2019 Plan that, when combined with cash compensation received for service as a non-employee director, exceed $750,000 in value (measured as of the date of grant) in any fiscal year.

Confidential Treatment Requested by Bill.com Holdings, Inc.

Pursuant to 17 C.F.R Section 200.83

Options.    The 2019 Plan provides for the grant of both incentive stock options intended to qualify under Section 422 of the Code, and non-statutory stock options to purchase shares of our common stock at a stated exercise price. Incentive stock options may only be granted to employees, including officers and directors who are also employees. The exercise price of stock options granted under the 2019 Plan must be at least equal to the fair market value of our common stock on the date of grant. Incentive stock options granted to an individual who holds, directly or by attribution, more than ten percent of the total combined voting power of all classes of our capital stock must have an exercise price of at least 110% of the fair market value of our common stock on the date of grant. Subject to stock splits, dividends, recapitalizations or similar events, no more than 21,300,000 shares may be issued pursuant to the exercise of incentive stock options granted under the 2019 Plan.

Options may vest based on service or achievement of performance conditions. Our compensation committee may provide for options to be exercised only as they vest or to be immediately exercisable, with any shares issued on exercise being subject to our right of repurchase that lapses as the shares vest. The maximum term of options granted under our 2019 Plan is ten years from the date of grant, except that the maximum permitted term of incentive stock options granted to an individual who holds, directly or by attribution, more than ten percent of the total combined voting power of all classes of our capital stock is five years from the date of grant.

Restricted Stock Awards.    An award of restricted stock is an offer by us to sell shares of our common stock subject to restrictions that may lapse based on the satisfaction of service or achievement of performance conditions. The price, if any, of an award of restricted stock will be determined by the compensation committee. Unless otherwise determined by the compensation committee, holders of restricted stock will be entitled to vote and to receive any dividends or stock distributions paid pursuant to any unvested shares of restricted stock. If any such dividends or distributions are paid in shares of common stock, the shares will be subject to the same restrictions on transferability and forfeiture as the shares of restricted stock with respect to which they were paid.

Stock Appreciation Rights.    A SAR provides for a payment, in cash or shares of our common stock, to the holder based upon the difference between the fair market value of our common stock on the date of exercise and a pre-determined exercise price, multiplied by the number of shares with respect to which the SAR is being exercised. The exercise price of a SAR must be at least the fair market value of a share of our common stock on the date of grant. SARs may vest based on service or achievement of performance conditions, and may not have a term that is longer than ten years from the date of grant.

Restricted Stock Units.    RSUs represent the right to receive shares of our common stock at a specified date in the future, and may be subject to vesting based on service or achievement of performance conditions. Settlement of earned RSUs may be made as soon as practicable after the date determined at the time of grant or on a deferred basis in the discretion of the committee, and may be settled in cash, shares of our common stock or a combination of both. No RSU may have a term that is longer than ten years from the date of grant.

Performance Awards.    Performance awards granted pursuant to the 2019 Plan may be in the form of a cash bonus, or an award of performance shares or performance units denominated in shares of our common stock, that may be settled in cash, property or by issuance of those shares subject to the satisfaction or achievement of specified performance conditions.

Stock Bonus Awards.    A stock bonus award provides for payment in the form of cash, shares of our common stock or a combination thereof, based on the fair market value of shares subject to such award as determined by our compensation committee. The awards may be subject to vesting restrictions based on continued service or performance conditions.

Confidential Treatment Requested by Bill.com Holdings, Inc.

Pursuant to 17 C.F.R Section 200.83

Cash Awards.    A cash award is an award that is denominated in, or payable to an eligible participant solely in, cash.

Dividend Equivalent Rights.    Dividend equivalent rights may be granted at the discretion of our compensation committee and represent the right to receive the value of dividends, if any, paid by us in respect of the number of shares of our common stock underlying an award. Dividend equivalent rights will be subject to the same vesting or performance conditions as the underlying award and will be paid only at such time as the underlying award has become fully vested. Dividend equivalent rights may be settled in cash, shares or other property, or a combination of thereof as determined by the compensation committee.

Change of Control.    In the event of a “corporate transaction” (as defined in the 2019 Plan), awards may be assumed, converted, replaced, or substituted by the successor corporation, which assumption, conversion, replacement or substitution will be binding on all participants. In the event of a substitution, the successor corporation may substitute equivalent awards or provide substantially similar consideration to participants as was provided to stockholders (after taking into account the existing provisions of the awards). In the event such successor or acquiring corporation (if any) refuses to assume, convert, replace, or substitute awards, as provided above, pursuant to a corporate transaction, then immediately prior to the corporate transaction all such awards shall expire on such corporate transaction at such time and on such conditions as our board of directors determine. In addition, in the event such successor or acquiring corporation (if any) refuses to assume, convert, replace, or substitute awards, as provided above, pursuant to a corporate transaction, the committee will notify the participant in writing or electronically that such participant’s award will, if exercisable, be exercisable for a period of time determined by the committee in its sole discretion, and such award will terminate upon the expiration of such period. Awards need not all be treated in the same manner in a corporate transaction, and treatment may vary from award to award and/or from participant to participant. Notwithstanding the foregoing, the vesting of all awards granted to our non-employee directors will accelerate and such awards will become exercisable (to the extent applicable) in full prior to the consummation of a corporate transaction at such times and on such conditions as the committee determines.

Adjustment.    In the event of a change in the outstanding shares of our common stock without consideration by reason of a stock dividend, extraordinary dividend or distribution, recapitalization, stock split, reverse stock split, subdivision, combination, reclassification, spin-off, or similar change in our capital structure, appropriate proportional adjustments will be made to (i) the number and class of shares reserved for issuance under our 2019 Plan and the incentive stock option limit; (ii) the exercise prices of options and SARs; (iii) number and class of shares subject to outstanding awards; and (iv) any applicable maximum award limits pursuant to the 2019 Plan.

Clawback; Transferability.     All awards will be subject to clawback or recoupment pursuant to any compensation clawback or recoupment policy adopted by the board of directors or required by law to the extent set forth in such policy or applicable agreement. Except in limited circumstances, awards granted under our 2019 Plan may generally not be transferred in any manner prior to vesting other than by will or by the laws of descent and distribution.

Amendment and Termination; Exchange Program.    Our board of directors may amend our 2019 Plan at any time, subject to stockholder approval as may be required. Our 2019 Plan will terminate ten years from the date our board of directors adopts the plan, unless it is terminated earlier by our board of directors. No termination or amendment of the 2019 Plan may adversely affect any then-outstanding award without the consent of the affected participant, except as is necessary to comply with applicable laws. Subject to the foregoing, the compensation committee may at any time increase or decrease the exercise price applicable to outstanding options or SARs, or pay cash or issue new awards in exchange for the surrender and cancellation of any, or all, outstanding awards.

Confidential Treatment Requested by Bill.com Holdings, Inc.

Pursuant to 17 C.F.R Section 200.83

2019 Employee Stock Purchase Plan

In November 2019, our board of directors adopted and our stockholders approved the ESPP that became effective December 11, 2019 in order to enable eligible employees to purchase shares of our common stock at a discount with accumulated payroll deductions. Our ESPP is intended to qualify under Section 423 of the Code.

The following is a description of the material terms of the ESPP. The summary below does not contain a complete description of all provisions of the ESPP and is qualified in its entirety by reference to the ESPP.

Share Reserve.    We initially reserved 1,400,000 shares of our common stock for sale under our ESPP. The aggregate number of shares reserved for sale under our ESPP will increase automatically on July 1st of each of 2020 through 2029 by the number of shares equal to the lesser of 1% of the total outstanding shares of our common stock as of the immediately preceding June 30 or a lower number of shares as may be determined by our board of directors or compensation committee in any particular year. The aggregate number of shares issued over the term of our ESPP, subject to stock splits, recapitalizations, or similar events, may not exceed 14,000,000 shares of our common stock.

Administration.    Our compensation committee administers our ESPP subject to the terms and conditions of the ESPP. Among other things, the compensation committee has the authority to determine eligibility for participation in the ESPP, designate separate offerings under the plan, and construe, interpret, and apply the terms of the plan.

Eligibility.    Employees eligible to participate in any offering pursuant to the ESPP generally include any employee that is employed by us at the beginning of the offering period. While our employees generally are eligible to participate in our ESPP, our compensation committee may in its discretion elect to exclude employees who work fewer than 20 hours per week or fewer than five months in a calendar year. In addition, employees who are 5% stockholders, or would become 5% stockholders as a result of their participation in our ESPP are ineligible to participate in our ESPP. We may impose additional restrictions on eligibility within the limits permitted by the Code.

Offering Periods; Enrollment.    Under our ESPP, eligible employees will be offered the option to purchase shares of our common stock at a discount over a series of offering periods. Each offering period may itself consist of one or more purchase periods. No offering period may be longer than 27 months and each offering period will be determined by our compensation committee. It is currently expected that when the first offering period commences, our employees who meet the eligibility requirements for participation in that offering period will be eligible to enroll. For subsequent offering periods, new participants will be required to enroll in a timely manner. Once an employee is enrolled, participation will be automatic in subsequent offering periods. An employee’s participation automatically ends upon a termination of employment for any reason.

Offerings; Payroll Deductions; Limitations.    Under our ESPP, eligible employees will be offered the option to purchase shares of our common stock at a discount over a series of offering periods by accumulating funds through payroll deductions of between 1% and 15% of their compensation. The purchase price for shares of our common stock purchased under the ESPP will be 85% of the lesser of the fair market value of our common stock on (i) the first trading day of the applicable offering period and (ii) the date of purchase. However, no participant may purchase more than 5,000 shares on any one purchase date. Our compensation committee, in its discretion, may set a lower maximum number of shares which may be purchased. In addition, no participant will have the right to purchase our shares in an amount, when aggregated with purchase rights under all our employee stock purchase plans that are also in effect in the same calendar years, that has a fair market value of more than

Confidential Treatment Requested by Bill.com Holdings, Inc.

Pursuant to 17 C.F.R Section 200.83

$25,000, determined as of the first day of the applicable offering period, for each calendar year in which that right is outstanding.

Adjustments upon Recapitalization.    If the outstanding shares of our common stock is changed by stock dividend, recapitalization, stock split, reverse stock split, subdivision, combination, reclassification, or similar change in our capital structure without consideration, then our compensation committee will proportionately adjust the number and class of common stock that is available under the ESPP, the purchase price and number of shares any participant has elected to purchase as well as the maximum number of shares which may be purchased by participants.

Change of Control.    If we experience a corporate transaction (as defined in the ESPP), each outstanding right to purchase shares under our ESPP will be assumed or an equivalent option substituted by the successor corporation. In the event that the successor corporation refuses to assume or substitute for the outstanding purchase rights, any offering period that commenced prior to the closing of the proposed corporate transaction will be shortened and terminated on a new purchase date. The new purchase date will occur on or prior to the consummation of the corporate transaction and our ESPP will terminate on the consummation of the corporate transaction.

Transferability.    No participant may assign, transfer, pledge, or otherwise dispose of payroll deductions credited to his or her account, or any rights with regard to an election to purchase shares pursuant to the ESPP other than by will or the laws of descent or distribution.

Amendment; Termination.    The compensation committee may amend, suspend, or terminate the ESPP at any time without stockholder consent, except as required by law. Our ESPP will continue until the earliest to occur of (i) termination of the ESPP by the board of directors, (ii) issuance of all of the shares reserved for issuance under the ESPP, and (iii) the tenth anniversary of the effective date under the ESPP.

401(k) Plan

We sponsor a retirement plan intended to qualify for favorable tax treatment under Section 401(a) of the Code, containing a cash or deferred feature that is intended to meet the requirements of Section 401(k) of the Code. With certain exceptions, all employees who have attained at least 21 years of age are eligible to participate in the plan on the first day of the month occurring after the employee satisfies the eligibility requirements. Participants may make pre-tax contributions to the plan from their eligible earnings up to the statutorily prescribed annual limit on contributions under the Code. Participant contributions are held in trust as required by law. No minimum benefit is provided under the plan. An employee’s interest in his or her deferrals contributions is 100% vested when contributed. We may make discretionary matching contributions, which contributions will be subject to vesting conditions.

Limitations on Liability and Indemnification Matters

Our restated certificate of incorporation contains provisions that limits the liability of our directors for monetary damages to the fullest extent permitted by the Delaware General Corporation Law (DGCL). Consequently, our directors will not be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duties as directors, except liability for:

•	any breach of the director’s duty of loyalty to us or our stockholders;

•	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

Confidential Treatment Requested by Bill.com Holdings, Inc.

Pursuant to 17 C.F.R Section 200.83

•	unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the DGCL; or

•	any transaction from which the director derived an improper personal benefit.

Our restated certificate of incorporation and our restated bylaws require us to indemnify our directors and officers to the maximum extent not prohibited by the DGCL and allow us to indemnify other employees and agents as set forth in the DGCL. Subject to certain limitations, our restated bylaws also require us to advance expenses incurred by our directors and officers for the defense of any action for which indemnification is required or permitted, subject to very limited exceptions.

We have entered, and intend to continue to enter, into separate indemnification agreements with our directors, officers, and certain of our other employees. These agreements, among other things, require us to indemnify our directors, officers, and key employees for certain expenses, including attorneys’ fees, judgments, fines, and settlement amounts actually and reasonably incurred by such director, officer, or key employee in any action or proceeding arising out of their service to us or any of our subsidiaries or any other company or enterprise to which the person provides services at our request. Subject to certain limitations, our indemnification agreements also require us to advance expenses incurred by our directors, officers, and key employees for the defense of any action for which indemnification is required or permitted.

We believe that these provisions in our restated certificate of incorporation and indemnification agreements are necessary to attract and retain qualified persons such as directors, officers, and key employees. We also maintain directors’ and officers’ liability insurance.

The limitation of liability and indemnification provisions in our restated certificate of incorporation and restated bylaws may discourage stockholders from bringing a lawsuit against our directors and officers for breaches of their fiduciary duties. They may also reduce the likelihood of derivative litigation against our directors and officers, even though an action, if successful, might benefit us and other stockholders. Further, a stockholder’s investment may be adversely affected to the extent that we pay the costs of settlement and damage awards against directors and officers as required by these indemnification provisions.

At present, we are not aware of any pending litigation or proceeding arising out of any indemnitee’s service to us or any of our subsidiaries or any other company or enterprise to which the person provides services at our request, involving any person who is or was one of our directors, officers, employees, or other agents or is or was serving at our request as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise, for which indemnification is sought, and we are not aware of any threatened litigation that may result in claims for indemnification.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, executive officers, or persons controlling us, we have been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Confidential Treatment Requested by Bill.com Holdings, Inc.

Pursuant to 17 C.F.R Section 200.83

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

We describe below transactions since July 1, 2016, to which we were a party or will be a party, in which the amounts involved exceeded or will exceed $120,000 and any of our directors, executive officers, or beneficial holders of more than 5% of any class of our capital stock had or will have a direct or indirect material interest. Other than as described below, there have not been transactions to which we have been a party other than compensation arrangements, which are described under “Executive Compensation.”

Series H Redeemable Convertible Preferred Stock Financing

Between December 2018 and February 2019, we sold an aggregate of 5,303,344 shares of our Series H redeemable convertible preferred stock at a purchase price of approximately $16.615 per share for an aggregate purchase price of approximately $88.1 million. Each share of our Series H redeemable convertible preferred stock converts automatically into one share of our common stock immediately prior to the completion of this offering.

The purchasers of our Series H redeemable convertible preferred stock are entitled to specified registration rights. For additional information, see “Description of Capital Stock—Registration Rights.” See the section titled “Principal Stockholders” for more details regarding the shares held by certain of these entities.

Ossa Investments Pte. Ltd. (Ossa), a holder of more than 5% of our outstanding capital stock, purchased 324,464 shares of Series H redeemable convertible preferred stock for an aggregate purchase price of $5,391,107.46. In addition, we entered into a side letter agreement with Ossa that provides that for so long as Ossa holds 25% of the shares of Series G redeemable convertible preferred stock and Series H redeemable convertible preferred stock held by Ossa as of the date of the letter agreement, Ossa shall have the right to attend our board meetings in a nonvoting observer capacity, which right terminates upon the closing of this offering.

Series G Redeemable Convertible Preferred Stock Financing

Between June and December 2017, we sold an aggregate of 8,445,940 shares of our Series G redeemable convertible preferred stock at a purchase price of approximately $9.768 per share for an aggregate purchase price of approximately $82.5 million. Each share of our Series G redeemable convertible preferred stock converts automatically into one share of our common stock immediately prior to the completion of this offering.

The purchasers of our Series G redeemable convertible preferred are entitled to specified registration rights. For additional information, see “Description of Capital Stock—Registration Rights.” See the section titled “Principal Stockholders” for more details regarding the shares held by certain of these entities.

Confidential Treatment Requested by Bill.com Holdings, Inc.

Pursuant to 17 C.F.R Section 200.83

The following table summarizes the Series G redeemable convertible preferred stock purchased by affiliates of members of our board of directors and holders of more than 5% of our outstanding capital stock:

Name of Stockholder	Shares of Series G Redeemable Convertible Preferred Stock	Total Purchase Price($)
Entities affiliated with August Capital(1)	773,770	$7,558,195
Entities affiliated with DCM(2)	358,245	$3,499,347
Entities affiliated with Emergence Capital(3)	20,473	$199,995
Financial Partners Fund I, L.P.(4)	419,049	$4,093,271
Icon Ventures IV, L.P.(5)	51,187	$500,000
Ossa Investments Pte. Ltd.(6)	4,443,079	$43,400,001
Scale Venture Partners IV, L.P.(7)	383,542	$3,746,438

(1)

Consists of shares purchased by August Capital V Special Opportunities, L.P., which together with August Capital V, L.P. holds more than 5% of our outstanding capital stock. David Hornik, a member of our board of directors, is a general partner and designee of August Capital.

(2)

Consists of shares purchased by DCM Affiliates Fund IV, L.P. and DCM IV, L.P., which together hold more than 5% of our outstanding capital stock. David Chao, a member of our board of directors, is a general partner and designee of DCM.

(3)

Consists of shares purchased by Emergence Capital Associates, L.P., Emergence Capital Partners, L.P. and Emergence Capital Partners-P.A., L.P., which collectively hold more than 5% of our outstanding capital stock. Brian Jacobs, a member of our board of directors, is a general partner and designee of Emergence Capital.

(4)

Financial Partners Fund I, L.P. holds more than 5% of our outstanding capital stock. Steven Piaker, a member of our board of directors, is a general partner and designee of Financial Partners Fund I, L.P.

(5)	Thomas Mawhinney, a member of our board of directors, is a general partner and designee of Icon Ventures IV, L.P.
(6)	Ossa Investments Pte. Ltd. holds more than 5% of our outstanding capital stock.
(7)	Scale Venture Partners IV, L.P. holds more than 5% of our outstanding capital stock. Rory O’Driscoll, a member of our board of directors, is a partner and designee of Scale Venture Partners IV, L.P.

Participation in this Offering

Certain holders of more than 5% of our capital stock, as well as certain of our executive officers and members of our board of directors and as applicable, their affiliates, have elected to sell some of their shares of common stock in this offering on the same terms as the other selling stockholders. The following table sets forth the aggregate number of shares of common stock that these related parties may sell in this offering:

Stockholder	Shares of Common Stock in Base Offering	Shares of Common Stock in Underwriters’ Option	Total Sales Price

Tenth Amended and Restated Investors’ Rights Agreement

We have entered into an amended and restated investors’ rights agreement with certain holders of our redeemable convertible preferred stock, including entities with which certain of our directors are

Confidential Treatment Requested by Bill.com Holdings, Inc.

Pursuant to 17 C.F.R Section 200.83

affiliated. These stockholders are entitled to rights with respect to the registration of their shares following this offering. For a description of these registration rights, see the section titled “Description of Capital Stock—Registration Rights.” Other than these registration rights, all other terms of the amended and restated investors’ rights agreement terminated in connection with our IPO.

Corporate Reorganization

In November 2018, we consummated a reorganization by forming BDC Payments Holdings, Inc. (BDC), which was incorporated in Delaware on August 2, 2018, and Bill.com, LLC (Merger Sub) as a wholly owned subsidiary of BDC. We merged Bill.com, Inc. and Merger Sub, with Bill.com, Inc. as the surviving entity, by issuing identical shares of our capital stock to the stockholders of Bill.com, Inc. in exchange for their equity interest in Bill.com, Inc. After the merger, all of the stockholders of Bill.com, Inc. became 100% stockholders of BDC and Bill.com, Inc. became a wholly owned subsidiary of BDC and subsequently converted to Bill.com, LLC. BDC subsequently changed its name to Bill.com Holdings, Inc. in June 2019.

Ossa Investments Pte. Ltd Stock Purchases

In June 2019, we, Ossa, a holder of more than 5% of our outstanding capital stock, and Eric Chan, our Chief Technology Officer, entered into a stock transfer agreement pursuant to which Mr. Chan sold an aggregate of 20,000 shares of Series B redeemable convertible preferred stock to Ossa at a purchase price of $14.96 per share, for an aggregate purchase price of $299,200.00.

Additionally, in June 2019, we, Ossa and René Lacerte and Joyce Chung, Co-Trustees of the Chung Lacerte Trust Under Trust Agreement dated 2/15/2004 (Lacerte Trust) entered into a stock transfer agreement pursuant to which the Lacerte Trust sold an aggregate of 342,465 shares of Series B redeemable convertible preferred stock and 52,162 shares of Series C redeemable convertible preferred stock to Ossa, each at a purchase price of $14.96 per share, for an aggregate purchase price of $5,903,627.40.

Additionally, in September 2019, Ossa and Fifth Third Capital Holdings, LLC (Fifth Third) entered into a stock transfer agreement, pursuant to which Fifth Third sold an aggregate of 373,880 shares of Series E redeemable convertible preferred stock to Ossa at a purchase price of $16.615 per share, for an aggregate purchase price of $6,212,174.06.

Indemnification Agreements

We have entered into indemnification agreements with each of our directors and executive officers. The indemnification agreements and our restated bylaws require us to indemnify our directors to the fullest extent not prohibited by DGCL. Subject to very limited exceptions, our restated bylaws also require us to advance expenses incurred by our directors and officers. For more information regarding these agreements, see the section titled “Executive Compensation—Limitations on Liability and Indemnification Matters.”

Policies and Procedures for Related Party Transactions

Our written related party transactions policy and the charters of our audit committee and nominating and governance committee require that any transaction with a related person that must be reported under applicable rules of the SEC must be reviewed and approved or ratified by our audit committee. However, if the related party is, or is associated with, a member of the audit committee, the transaction must be reviewed and approved by our nominating and governance committee.

Confidential Treatment Requested by Bill.com Holdings, Inc.

Pursuant to 17 C.F.R Section 200.83

Prior to our IPO, we had no formal, written policy for the review and approval of related party transactions. However, our practice prior to our IPO had been to have all related party transactions reviewed and approved by a majority of the disinterested members of our board of directors, including the transactions described above.

Confidential Treatment Requested by Bill.com Holdings, Inc.

Pursuant to 17 C.F.R Section 200.83

PRINCIPAL AND SELLING STOCKHOLDERS

The following table sets forth certain information with respect to the beneficial ownership of our common stock as of June 1, 2020, and as adjusted to reflect the sale of common stock in this offering, for:

•	each of our named executive officers;

•	each of our directors;

•	all of our current directors and executive officers as a group;

•	each person, or group of affiliated persons, who beneficially owned more than 5% of our common stock; and

•	each of the other selling stockholders.

We have determined beneficial ownership in accordance with the rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Except as indicated by the footnotes below, we believe, based on information furnished to us, that the persons and entities named in the table below have sole voting and sole investment power with respect to all shares of common stock that they beneficially owned, subject to applicable community property laws.

Applicable percentage ownership is based on 74,078,166 shares of our common stock outstanding as of June 1, 2020. In computing the number of shares of common stock beneficially owned by a person and the percentage ownership of that person, we deemed to be outstanding all shares of common stock subject to options held by that person or entity that are currently exercisable or that will become exercisable within 60 days of May 29, 2020. We did not deem these shares outstanding, however, for the purpose of computing the percentage ownership of any other person. Unless otherwise indicated, the address of each beneficial owner in the table below is c/o Bill.com Holdings, Inc, 1810 Embarcadero Road, Palo Alto, California 94303.

Confidential Treatment Requested by Bill.com Holdings, Inc.

Pursuant to 17 C.F.R Section 200.83

	Shares Beneficially Owned Before this Offering		Shares Beneficially Owned After this Offering
Name of Beneficial Owner	Shares	%	Shares being offered	Assuming no exercise of option to purchase additional shares	%	Additional shares being offered if option to purchase additional shares is exercised	Assuming exercise of option to purchase additional shares	%
Named Executive Officers and Directors:
René Lacerte(1)	3,421,560	4.5%
John Rettig(2)	439,310	0.6%
Bora Chung(3)	145,312	0.2%
Steven Cakebread(4)	100,000	0.1%
David Chao(5)	6,978,665	9.2%
David Hornik(6)	4,565,715	6.1%
Brian Jacobs(7)	4,267,971	5.7%
Peter Kight(8)	127,639	0.2%
Thomas Mawhinney(9)	2,405,717	3.2%
Allison Mnookin(10)	100,000	0.1%
Rory O’Driscoll(11)	2,665,822	3.5%
Steven Piaker(12)	3,379,635	4.5%
Total Executive Officers and Directors as a Group (13 people)(13)	28,723,330	38.1%

5% Stockholders:
Entities affiliated with DCM(14)	6,978,665	9.2%
Entities affiliated with August Capital(15)	4,565,715	6.1%
Ossa Investments Pte. Ltd.(16)	5,556,050	7.4%
Entities affiliated with Emergence Capital(17)	4,267,971	5.7%
Financial Partners Fund I, L.P.(18)	3,379,635	4.5%
Scale Venture Partners IV, L.P.(19)	2,665,822	3.5%
Icon Ventures IV, L.P.(20)	2,405,717	3.2%
Other Selling Stockholders:

*	Represents beneficial ownership of less than one percent.
(1)

Consists of (i) 2,539,999 shares of our common stock held by Chung Lacerte Trust; (iii) 470,000 shares of our common stock held in trust by Mr. Lacerte as custodian; and (iv) 411,561 shares of our common stock issuable to Mr. Lacerte upon exercise of stock options within 60 days of May 29, 2020.

(2)	Consists of (i) 60,000 shares of our common stock held by Mr. Rettig; and (ii) 379,310 shares of our common stock issuable to Mr. Rettig upon exercise of stock options within 60 days of May 29, 2020.
(3)	Consists of 145,312 shares of our common stock issuable to Ms. Chung upon exercise of stock options within 60 days of May 29, 2020.
(4)	Consists of 100,000 shares of our common stock issuable to Mr. Cakebread upon exercise of stock options that may be exercised early within 60 days of May 29, 2020.
(5)	Consists of common stock referenced in footnote (14) below that is held of record by entities affiliated with DCM.

Confidential Treatment Requested by Bill.com Holdings, Inc.

Pursuant to 17 C.F.R Section 200.83

(6)	Consists of common stock referenced in footnote (15) below that is held of record by entities affiliated with August Capital.
(7)	Consists of common stock referenced in footnote (17) below that is held of record by entities affiliated with Emergence Capital.
(8)

Consists of (i) 27,639 shares of our common stock held by Mr. Kight; and (ii) 100,000 shares of our common stock issuable to Mr. Kight upon exercise of stock options that may be exercised early within 60 days of May 29, 2020.

(9)	Consists of common stock referenced in footnote (20) below that is held of record by Icon Ventures IV, L.P.
(10)	Consists of 100,000 shares of our common stock issuable to Ms. Mnookin upon exercise of stock options that may be exercised early within 60 days of May 29, 2020.
(11)	Consists of common stock referenced in footnote (19) below that is held of record by Scale Venture Partners IV, L.P.
(12)	Consists of common stock referenced in footnote (18) below that is held of record by Financial Partners Fund I, L.P.
(13)

Consists of (i) 27,341,815 shares of our common stock held directly and indirectly by our executive officers and directors; and (ii) 1,381,515 shares of our common stock issuable to them upon exercise of stock options within 60 days of May 29, 2020.

(14)

Consists of (i) 173,038 shares of our common stock held by DCM Affiliates Fund IV, L.P., (ii) 6,804,377 shares of our common stock held by DCM IV, L.P., and 1,250 shares of our common stock held by Mr. Chao, collectively the DCM entities. DCM Investment Management IV, L.P. is the general partner of the DCM entities. DCM International IV, Ltd. is the general partner of DCM Investment Management IV, L.P. David Chao, the director of DCM International IV, Ltd. and a member of our board of directors, may be deemed to have sole voting and investment power with respect to the shares held by the DCM entities. The address for the DCM entities is 2420 Sand Hill Road, Suite 200, Menlo Park, California 94025.

(15)

Consists of (i) 4,522,021 shares of our common stock held by August Capital V, L.P. for itself and as nominee for August Capital Strategic Partners V, L.P. and related individuals and (ii) 43,694 shares of our common stock held by Mr. Hornik, collectively the August Capital entities. August Capital Management V, L.L.C. is the general partner of the August Capital entities and may be deemed to have sole voting power and sole investment power over the shares held by the August Capital entities. David Hornik, a member of our board of directors, and Howard Hartenbaum are the members of August Capital Management V, L.L.C. and may be deemed to have shared voting and investment power with respect to the shares held by the August Capital entities. The address for the August Capital entities is PMB #456, 660 4th Street, San Francisco, California 94107.

(16)

Consists of 5,556,050 shares of our common stock held by Ossa Investments Pte. Ltd. Ossa Investments Pte. Ltd. is a direct wholly-owned subsidiary of Hotham Investments Pte Ltd (Hotham), which in turn is a direct wholly-owned subsidiary of Fullerton Management Pte Ltd (Fullerton), which in turn is a direct wholly-owned subsidiary of Temasek Holdings (Private) Limited (Temasek). In such capacities, each of Hotham, Fullerton and Temasek may be deemed to have voting and dispositive power over the shares held by Ossa Investments Pte. Ltd. The address for Ossa Investments Pte. Ltd., Fullerton and Temasek is 60B Orchard Road #06-18 Tower 2, The Atrium@Orchard, Singapore 238891.

(17)

Consists of (i) 287,679 shares of our common stock held by Emergence Capital Associates, L.P.; (ii) 2,878,992 shares of our common stock held by Emergence Capital Partners, L.P.; and (iii) 1,029,383 shares of our common stock held by Emergence Capital Partners-P.A., L.P., (iv) 1,250 shares of our common stock held by Mr. Jacobs, and (v) 70,667 shares of our common stock held by Brian D. Jacobs & Allison Lewis—Jacobs Living Trust, collectively, the Emergence Capital entities. Emergence GP Partners, LLC is the sole general partner of Emergence Equity Partners, L.P., which is the sole general partner of the Emergence Capital entities. Jason Green and Gordon Ritter are managers of Emergence GP Partners, LLC and share voting and dispositive control over the shares held by the Emergence Capital entities. Brian Jacobs, a member of our board of directors, is a manager of Emergence Equity Partners, L.P. and shares voting and dispositive control with respect to the shares held by the Emergence Capital entities. Each manager disclaims beneficial ownership of the shares except to the extent of his pecuniary interest therein. The address for the Emergence Capital entities is 160 Bovet Road, Suite 300, San Mateo, California 94402.

(18)

Consists of (i) 52,418 shares of our common stock held by Mr. Piaker and (ii) 3,327,217 shares of our common stock held by Financial Partners Fund I, L.P., collectively, the Financial entities. Napier Park Global Capital GP LLC is the general partner of Financial Partners Fund I, L.P., which has delegated management responsibility to Napier Park Global Capital (US), L.P. The Financial Partners team of Napier Park Global Capital (US), L.P., under the authority and supervision of Steven Piaker, a member of our board of directors, and Manu Rana, is deemed to have sole voting and investment power with respect to the shares held by Financial Partners Fund I, L.P. The address for Financial entities is 280 Park Avenue, 3rd Floor, New York, New York 10017.

(19)

Consists of (i) 1,250 shares of our common stock held by Mr. O’Driscoll, (ii) 2,641,927 shares of our common stock held by Scale Venture Partners IV, L.P., and 22,645 shares of our common stock held by Scale Venture Management IV, L.P., collectively the Scale Venture entities. Scale Venture Management IV, LLC is the ultimate general partner of Scale Venture Partners IV, L.P. and Scale Venture Management IV, L.P. Rory O’Driscoll, a member of our board of directors, Stacey Bishop, and Andrew Vitus are managers of Scale Venture Management IV, LLC and share voting and dispositive power with respect to the shares held by Scale Venture Partners IV, L.P. and Scale Venture Management IV, L.P. The address for Scale Venture entities is 950 Tower Lane, Suite 1150, Foster City, California 94404.

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(20)

Consists of (i) 2,189 shares of our common stock held by Mr. Mawhinney and (ii) 2,403,528 shares of our common stock held by Icon Ventures IV, L.P., collectively the Icon Ventures entities. Icon Management Associates IV, LLC is the general partner of Icon Ventures IV, L.P. Joseph Horowitz, Thomas Mawhinney, a member of our board of directors, and Jeb Miller are the managing members of Icon Management Associates IV, LLC and share voting and dispositive control with respect to the shares held by Icon Ventures IV, L.P. The address for Icon Ventures entities is 505 Hamilton Avenue, Suite 310, Palo Alto, California 94301.

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DESCRIPTION OF CAPITAL STOCK

The following description summarizes the most important terms of our capital stock. Because it is only a summary, it does not contain all the information that may be important to you. For a complete description, you should refer to our restated certificate of incorporation and restated bylaws and to the applicable provisions of Delaware law.

Our authorized capital stock consists of 500,000,000 shares of common stock, $0.00001 par value per share, and 10,000,000 shares of undesignated preferred stock, $0.00001 par value per share.

Common Stock

Dividend Rights

Subject to preferences that may apply to any shares of preferred stock outstanding at the time, the holders of our common stock are entitled to receive dividends out of funds legally available if our board of directors, in its discretion, determines to issue dividends and then only at the times and in the amounts that our board of directors may determine. See the section titled “Dividend Policy.”

Voting Rights

Holders of our common stock are entitled to one vote for each share of common stock held on all matters submitted to a vote of stockholders. We have not provided for cumulative voting for the election of directors in our restated certificate of incorporation. Accordingly, holders of a majority of the shares of our common stock will be able to elect all of our directors. Our restated certificate of incorporation establishes a classified board of directors, divided into three classes with staggered three-year terms. Only one class of directors will be elected at each annual meeting of our stockholders, with the other classes continuing for the remainder of their respective three-year terms.

No Preemptive or Similar Rights

Our common stock is not entitled to preemptive rights, and is not subject to redemption or sinking fund provisions.

Right to Receive Liquidation Distributions

Upon our liquidation, dissolution, or winding-up, the assets legally available for distribution to our stockholders would be distributable ratably among the holders of our common stock and any participating redeemable convertible preferred stock outstanding at that time, subject to prior satisfaction of all outstanding debt and liabilities and the preferential rights of and the payment of liquidation preferences, if any, on any outstanding shares of redeemable convertible preferred stock.

Preferred Stock

We had no shares of preferred stock outstanding as of March 31, 2020.

Our board of directors is authorized, subject to limitations prescribed by Delaware law, to issue preferred stock in one or more series, to establish from time to time the number of shares to be included in each series, and to fix the designation, powers, preferences, and rights of the shares of each series and any of its qualifications, limitations, or restrictions, in each case without further vote or

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action by our stockholders. Our board of directors can also increase or decrease the number of shares of any series of preferred stock, but not below the number of shares of that series then outstanding, without any further vote or action by our stockholders. Our board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of our common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring, or preventing a change in our control and might adversely affect the market price of our common stock and the voting and other rights of the holders of our common stock. We have no current plan to issue any shares of preferred stock.

Stock Options

As of March 31, 2020, we had outstanding stock options to purchase an aggregate of 11,705,984 shares of our common stock, with a weighted-average exercise price of $8.03 per share. Subsequent to March 31, 2020, we granted stock options to purchase 198,000 shares of our common stock under the 2019 Plan, with a weighted-average exercise price of $69.37 per share.

Restricted Stock Units

As of March 31, 2020, 193,035 shares of our common stock were issuable upon the vesting and settlement of outstanding RSUs. RSU grants in during the nine months ended March 31, 2020 vest 25% of the total award on the first anniversary of the grant date, and thereafter ratably vesting quarterly over the remaining three years of the award over the requisite service period, which range between 1 year and 4 years from the date of grant, subject to the continued employment of the employees and services of the nonemployee board members. Subsequent to March 31, 2020, we granted 959,917 RSUs.

Warrants

As of March 31, 2020, we had outstanding warrants to purchase an aggregate of 61,867 shares of our common stock, with a weighted-average exercise price of $5.85 per share.

In addition, we are party to a warrant issuance agreement pursuant to which we may be required, based upon the achievement of certain sales volume thresholds with a customer, to issue up to 5,632,463 shares of common stock upon the exercise of warrants with an exercise price of $4.50 per share that may be issued in the future. As of March 31, 2020, no such warrants were issuable or outstanding.

Registration Rights

As of March 31, 2020, the holders of 52,434,505 shares of our common stock or their permitted transferees are entitled to rights with respect to the registration of these shares under the Securities Act. These rights are provided under the terms of an amended and restated investors’ rights agreement between us and the holders of these shares, which was entered into in connection with our redeemable convertible preferred stock financings, and includes demand registration rights, Form S-3 registration rights, and piggyback registration rights. In any registration made pursuant to such amended and restated investors’ rights agreement, all fees, costs, and expenses of underwritten registrations will be borne by us and all selling expenses, including estimated underwriting discounts, selling commissions, and stock transfer taxes, will be borne by the holders of the shares being registered. The registration rights terminate five years following the completion of our IPO or, with respect to any particular stockholder, at the time that stockholder can sell all of its shares during any 90-day period pursuant to Rule 144 of the Securities Act.

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Demand Registration Rights

As of March 31, 2020, the holders of an aggregate of 52,434,505 shares of our common stock, or their permitted transferees, are entitled to demand registration rights at any time after the earlier of (a) five years after the date of the amended and restated investors rights agreement or (b) 180 days after the effective date of the registration statement for our IPO. Under the terms of the amended and restated investors’ rights agreement, we are required, upon the written request of holders of at least a majority of the shares that are entitled to registration rights under the amended and restated investors’ rights agreement, to file a registration statement on Form S-1 to register, as soon as practicable and in any event within 20 days of the date of the request, all or a portion of these shares for public resale, if the aggregate price to the public of the shares offered is at least $7.5 million, net of selling expenses. We are required to effect only two registrations pursuant to this provision of the amended and restated investors’ rights agreement. We may postpone the filing of a registration statement for up to 120 days in a 12-month period if our board of directors determines that the filing would be materially detrimental to us. We are not required to effect a demand registration under certain additional circumstances specified in the amended and restated investors’ rights agreement, including at any time earlier than 180 days after the effective date of our IPO.

Form S-3 Registration Rights

As of March 31, 2020, the holders of an aggregate of 52,434,505 shares of our common stock or their permitted transferees are also entitled to Form S-3 registration rights. One or more holders of any outstanding shares having registration rights can request that we register all or part of their shares on Form S-3 if we are eligible to file a registration statement on Form S-3 and if the aggregate price to the public of the shares offered is at least $1.0 million, net of selling expenses. We are required, as soon as practicable and in any event within 45 days of the request, to file a registration statement on Form S-3 to register these shares for public resale. The holders may only require us to effect at most two registration statements on Form S-3 in any 12-month period. We may postpone the filing of a registration statement for up to 120 days in a 12-month period if our board of directors determines that the filing would be materially detrimental to us. We are not required to effect a demand registration under certain additional circumstances specified in the amended and restated investors’ rights agreement.

Piggyback Registration Rights

If we register any of our common stock for public sale under the Securities Act and solely for cash, as of March 31, 2020, holders of an aggregate of 52,434,505 shares of our common stock or their permitted transferees having registration rights will have the right to include their shares in the registration statement. However, this right does not apply to a registration relating to employee benefit plans, a registration relating to an SEC Rule 145 transaction, a registration on any form that does not include substantially the same information as would be required to be included in a registration statement covering the sale of the common stock, or a registration in which the only common stock being registered is common stock issuable upon conversion of debt securities that are also being registered. The underwriters of any underwritten offering will have the right to limit the number of shares registered by these holders if they determine that marketing factors require limitation, in which case the number of shares to be registered will be apportioned among the holders in such other proportion as shall mutually be agreed to by all such selling holders. However, the number of shares to be registered by these holders cannot be reduced (i) unless all other securities (other than securities to be sold by our company) are first excluded from the offering or (ii) below 30% of the total shares covered by the registration statement, other than in the initial public offering.

Anti-Takeover Provisions

The provisions of the DGCL, our restated certificate of incorporation, and our restated bylaws could have the effect of delaying, deferring, or discouraging another person from acquiring control of

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our company. These provisions, which are summarized below, are expected to discourage certain types of coercive takeover practices and inadequate takeover bids and encourage persons seeking to acquire control of our company to first negotiate with our board of directors. We believe that the benefits of increased protection of our potential ability to negotiate with an unfriendly or unsolicited acquirer outweigh the disadvantages of discouraging a proposal to acquire us because negotiation of these proposals could result in an improvement of their terms.

Section 203 of the DGCL

We are subject to the provisions of Section 203 of the DGCL regulating corporate takeovers. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a three-year period following the time that this stockholder becomes an interested stockholder, unless the business combination is approved in a prescribed manner. Under Section 203, a business combination between a corporation and an interested stockholder is prohibited unless it satisfies one of the following conditions:

•	before the stockholder became interested, our board of directors approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•

upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding, shares owned by persons who are directors and also officers, and employee stock plans in some instances, but not the outstanding voting stock owned by the interested stockholder; or

•

at or after the time the stockholder became interested, the business combination was approved by our board and authorized at an annual or special meeting of the stockholders by the affirmative vote of at least two-thirds of the outstanding voting stock which is not owned by the interested stockholder.

Section 203 defines a business combination to include:

•	any merger or consolidation involving the corporation and the interested stockholder;

•	any sale, transfer, lease, pledge, or other disposition involving the interested stockholder of 10% or more of the assets of the corporation;

•	subject to exceptions, any transaction that results in the issuance of transfer by the corporation of any stock of the corporation to the interested stockholder;

•

subject to exceptions, any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; and

•	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation

In general, Section 203 defines an interested stockholder as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by the entity or person.

Restated Certificate of Incorporation and Restated Bylaw Provisions

Our restated certificate of incorporation and our restated bylaws include a number of provisions that may have the effect of deterring hostile takeovers, or delaying or preventing changes in control of

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our management team or changes in our board of directors or our governance or policy, including the following:

•

Board Vacancies.    Our restated bylaws and certificate of incorporation authorize generally only our board of directors to fill vacant directorships resulting from any cause or created by the expansion of our board of directors. In addition, the number of directors constituting our board of directors may be set only by resolution adopted by a majority vote of our entire board of directors. These provisions prevent a stockholder from increasing the size of our board of directors and gaining control of our board of directors by filling the resulting vacancies with its own nominees.

•

Classified Board.    Our restated certificate of incorporation and restated bylaws provide that our board of directors is classified into three classes of directors. The existence of a classified board of directors could delay a successful tender offeror from obtaining majority control of our board of directors, and the prospect of that delay might deter a potential offeror. See the section titled “Management—Executive Officers and Directors—Classified Board of Directors” for additional information.

•	Directors Removed Only for Cause. Our restated certificate of incorporation provides that stockholders may remove directors only for cause.

•

Supermajority Requirements for Amendments of Our Restated Certificate of Incorporation and Restated Bylaws.    Our restated certificate of incorporation further provides that the affirmative vote of holders of at least 66 2/3% of our outstanding common stock is required to amend certain provisions of our restated certificate of incorporation, including provisions relating to the classified board, the size of the board of directors, removal of directors, special meetings, actions by written consent, and designation of our preferred stock. The affirmative vote of holders of at least 66 2/3% of our outstanding common stock is required to amend or repeal our restated bylaws, although our restated bylaws may be amended by a simple majority vote of our board of directors.

•

Stockholder Action; Special Meetings of Stockholders.    Our restated certificate of incorporation provides that our stockholders may not take action by written consent, but may only take action at annual or special meetings of our stockholders. As a result, holders of our capital stock would not be able to amend our restated bylaws or remove directors without holding a meeting of our stockholders called in accordance with our restated bylaws. Our restated certificate of incorporation and our restated bylaws provide that special meetings of our stockholders may be called only by a majority of our board of directors, the chairman of our board of directors, or our chief executive officer, thus prohibiting a stockholder from calling a special meeting. These provisions might delay the ability of our stockholders to force consideration of a proposal or for stockholders to take any action, including the removal of directors.

•

Advance Notice Requirements for Stockholder Proposals and Director Nominations.    Our restated bylaws provide advance notice procedures for stockholders seeking to bring business before our annual meeting of stockholders or to nominate candidates for election as directors at our annual meeting of stockholders. Our restated bylaws also specify certain requirements regarding the form and content of a stockholder’s notice. These provisions may preclude our stockholders from bringing matters before our annual meeting of stockholders or from making nominations for directors at our annual meeting of stockholders. We expect that these provisions might also discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of our company.

•	No Cumulative Voting. The DGCL provides that stockholders are not entitled to the right to cumulate votes in the election of directors unless a corporation’s certificate of incorporation

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provides otherwise. Our restated certificate of incorporation and restated bylaws do not provide for cumulative voting.

•

Issuance of Undesignated Preferred Stock.    Our board has the authority, without further action by the stockholders, to issue up to 10,000,000 shares of undesignated preferred stock with rights and preferences, including voting rights, designated from time to time by our board of directors. The existence of authorized but unissued shares of preferred stock enables our board of directors to render more difficult or to discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest, or otherwise.

•

Choice of Forum.    Our restated certificate of incorporation provides that, to the fullest extent permitted by law, the Court of Chancery of the State of Delaware will be the exclusive forum for any derivative action or proceeding brought on our behalf; any action asserting a breach of fiduciary duty; any action asserting a claim against us arising pursuant to the DGCL, our restated certificate of incorporation or our restated bylaws; or any action asserting a claim against us that is governed by the internal affairs doctrine. This exclusive forum provision does not apply to claims that are vested in the exclusive jurisdiction of a court or forum other than the Court of Chancery of the State of Delaware, or for which the Court of Chancery of the State of Delaware does not have subject matter jurisdiction. For instance, the provision does not preclude the filing of claims brought to enforce any liability or duty created by the Exchange Act or Securities Act or the rules and regulations thereunder in federal court.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Computershare Trust Company, N.A. The transfer agent’s address is 250 Royall Street, Canton, Massachusetts 02021, and its telephone number is (800) 962-4284.

Exchange Listing

Our common stock is listed on the New York Stock Exchange under the symbol “BILL.”

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SHARES ELIGIBLE FOR FUTURE SALE

Sales of substantial amounts of our common stock, including shares issued upon exercise of outstanding stock options, in the public market or the perception that such sales could occur could adversely affect market prices prevailing from time to time and could impair our ability to raise capital through the sale of our equity securities. See “Risk Factors—Risks Related Ownership of Our Common Stock—Future sales of our common stock in the public market could cause the market price of our common stock to decline.”

Upon the completion of this offering, based on the 72,459,530 shares of our common stock outstanding as of March 31, 2020, we will have a total of                shares of our common stock outstanding, assuming no exercise of the underwriters’ option to purchase additional shares from us and the selling stockholders. Of these outstanding shares, all of the shares of common stock sold in this offering will be freely tradable, except that any shares purchased in this offering by our affiliates, as that term is defined in Rule 144 under the Securities Act, only would be able to be sold in compliance with the Rule 144 limitations described below.

60,730,863 of the outstanding shares of our common stock held by existing stockholders prior to our IPO are deemed “restricted securities” as defined in Rule 144. Restricted securities may be sold in the public market only if they are registered under the Securities Act or if they qualify for an exemption from registration under Rule 144 or Rule 701 promulgated under the Securities Act, which rules are summarized below. In addition, each of our directors, executive officers, certain affiliates and the selling stockholders have entered into lock-up agreements with the underwriters under which they have agreed, subject to specific exceptions, not to sell any of our stock for at least 60 days, or up to 90 days, following the date of this prospectus, as described below. Subject to the provisions of Rule 144 or Rule 701, shares will be available for sale in the public market as follows:

•	beginning on the date of this prospectus, all of the shares sold in this offering will be immediately available for sale in the public market; and

•

beginning 60 days, or up to 90 days, after the date of this prospectus, 65,022,116 additional shares will become eligible for sale in the public market (including shares that may be subject to the underwriters’ over-allotment option), of which 29,420,510 shares will be held by affiliates and subject to the volume and other restrictions of Rule 144, as described below.

Lock-Up Agreements

All of our directors and executive officers, certain significant stockholders, certain affiliates and the selling stockholders are subject to lock-up agreements that prohibit them from offering for sale, selling, contracting to sell, granting any option for the sale of, transferring, or otherwise disposing of (whether by actual disposition or effective economic disposition due to cash settlement or otherwise) any shares of our common stock, other than shares of common stock sold pursuant to this offering, or securities convertible into or exercisable or exchangeable for any shares of our common stock, or establishing or increasing a put equivalent position, or liquidating or decreasing a call equivalent position with respect to such securities, or publicly disclosing the intention to effect any such transaction, for a period of 90 days following the date of this prospectus without the prior written consent of Goldman Sachs & Co. LLC. These agreements are subject to certain customary exceptions. However, if 60 days have elapsed since the date of this offering and we have publicly released our earnings results for the quarterly period during which this offering occurred, then the lock-up period applicable to our directors, officers, and securityholders will instead on the date of such public release of our earnings results; provided that in no event will the lock-up period end prior to 60 days after the date of this prospectus. The lock-up agreements applicable to our directors, officers, and securityholders, each referred to as a lock-up party, include certain exceptions to the restrictions on

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transfer, including with respect to certain of our significant stockholders, the pledge of shares of our capital stock in a bona fide transaction to third parties as collateral to secure obligations pursuant to lending or other similar arrangements relating to a financing arrangement for the benefit of the lock-up party and/or its affiliates, provided that the lender agrees to be bound by the lock-up restrictions; and, only after the 60th day after the date of this prospectus, the sale of any such pledged shares to or by such third parties in accordance with the terms of the agreement governing any such lending arrangement. In addition, Goldman Sachs & Co. LLC may, in its sole discretion, release all or some portion of the shares subject to lock-up agreements prior to the expiration of the lock-up period. See the section titled “Underwriting” for additional information.

Rule 144

In general, under Rule 144 as currently in effect, a person who is not deemed to have been one of our affiliates for purposes of the Securities Act at any time during the 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least six months, including the holding period of any prior owner other than our affiliates, is entitled to sell those shares without complying with the manner of sale, volume limitation, or notice provisions of Rule 144, subject to compliance with the public information requirements of Rule 144. If such a person has beneficially owned the shares proposed to be sold for at least one year, including the holding period of any prior owner other than our affiliates, then that person would be entitled to sell those shares without complying with any of the requirements of Rule 144.

In general, under Rule 144, as currently in effect, our affiliates or persons selling shares on behalf of our affiliates are entitled to sell upon expiration of the lock-up agreements described above, within any three-month period, a number of shares that does not exceed the greater of:

•	1% of the number of shares of our common stock then outstanding, which will equal approximately shares immediately after this offering; or

•	the average weekly trading volume of our common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to that sale.

Sales under Rule 144 by our affiliates or persons selling shares on behalf of our affiliates are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 701

Rule 701 generally allows a stockholder who purchased shares of our common stock pursuant to a written compensatory plan or contract and who is not deemed to have been an affiliate of our company during the immediately preceding 90 days to sell these shares in reliance upon Rule 144, but without being required to comply with the public information, holding period, volume limitation or notice provisions of Rule 144. Rule 701 also permits affiliates of our company to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144.

Stock Options

We filed a registration statement on Form S-8 under the Securities Act covering all of the shares of our common stock subject to outstanding options and the shares of common stock reserved for issuance under our equity incentive plans. However, the shares registered on Form S-8 may be subject to the volume limitations and the manner of sale, notice, and public information requirements of Rule 144.

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Registration Rights

We have granted demand, piggyback, and Form S-3 registration rights to certain of our stockholders to sell our common stock. Registration of the sale of these shares under the Securities Act would result in these shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration, except for shares purchased by affiliates. For a further description of these rights, see the section titled “Description of Capital Stock—Registration Rights.”

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MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES TO NON-U.S. HOLDERS OF OUR COMMON STOCK

The following summary describes certain U.S. federal income tax consequences of the acquisition, ownership and disposition of our common stock acquired in this offering by Non-U.S. Holders (as defined below). This discussion does not address all aspects of U.S. federal income taxes, does not discuss the potential application of the alternative minimum tax or Medicare contribution tax on net investment income, and does not deal with state or local taxes, U.S. federal gift and estate taxes, except to the limited extent provided below, or any non-U.S. tax consequences that may be relevant to Non-U.S. Holders in light of their particular circumstances.

Special rules different from those described below may apply to certain Non-U.S. Holders that are subject to special treatment under the Code, such as:

•	insurance companies, banks, and other financial institutions;

•	tax-exempt organizations (including private foundations) and tax-qualified retirement plans;

•	foreign governments and international organizations;

•	broker-dealers and traders in securities;

•	U.S. expatriates and certain former citizens or long-term residents of the United States;

•	persons that own, or are deemed to own, more than 5% of our capital stock;

•	persons required for U.S. federal income tax purposes to conform the timing of income accruals to their financial statements under Section 451(b) of the Code;

•	“controlled foreign corporations,” “passive foreign investment companies,” and corporations that accumulate earnings to avoid U.S. federal income tax;

•	persons that hold our common stock as part of a “straddle,” “hedge,” “conversion transaction,” “synthetic security,” or integrated investment or other risk reduction strategy;

•	persons who do not hold our common stock as a capital asset within the meaning of Section 1221 of the Code (generally, an asset held for investment purposes); and

•	partnerships and other pass-through entities, and investors in such pass-through entities (regardless of their places of organization or formation).

Such Non-U.S. Holders are urged to consult their own tax advisors to determine the U.S. federal, state, local, and other tax consequences that may be relevant to them.

If a partnership, including any entity treated as a partnership for U.S. federal income tax purposes, is a holder of shares of our common stock, the tax treatment of a partner or member in the partnership or entity will generally depend upon the status of the partner, the activities of the partnership, and certain determinations made at the partner level. A holder of shares of our common stock that is a partnership, and partners in such partnership, are urged to consult their own tax advisors regarding the tax consequences of the acquisition, ownership, and disposition of shares of our common stock.

Furthermore, the discussion below is based upon the provisions of the Code, and Treasury Regulations, rulings, and judicial decisions thereunder as of the date hereof, and such authorities may be repealed, revoked, or modified, possibly retroactively, and are subject to differing interpretations which could result in U.S. federal income tax consequences different from those discussed below. Further, there can be no assurance that the IRS will agree with such statements and conclusions or will not take a contrary position regarding the tax consequences described herein, or that any such contrary position would not be sustained by a court.

Confidential Treatment Requested by Bill.com Holdings, Inc.

Pursuant to 17 C.F.R Section 200.83

PERSONS CONSIDERING THE PURCHASE OF OUR COMMON STOCK PURSUANT TO THIS OFFERING SHOULD CONSULT THEIR OWN TAX ADVISORS CONCERNING THE U.S. FEDERAL INCOME TAX CONSEQUENCES OF ACQUIRING, OWNING AND DISPOSING OF OUR COMMON STOCK IN LIGHT OF THEIR PARTICULAR SITUATIONS AS WELL AS ANY CONSEQUENCES ARISING UNDER THE LAWS OF ANY OTHER TAXING JURISDICTION, INCLUDING ANY STATE, LOCAL, OR NON-U.S. TAX CONSEQUENCES OR ANY U.S. FEDERAL NON-INCOME TAX CONSEQUENCES, AND THE POSSIBLE APPLICATION OF TAX TREATIES. YOU SHOULD CONSULT WITH YOUR TAX ADVISOR WITH RESPECT TO ANY CHANGES IN U.S. TAX LAW AS WELL AS POTENTIAL CONFORMING CHANGES IN STATE TAX LAWS.

For purposes of this discussion, a “Non-U.S. Holder” is a beneficial owner of our common stock that is not a U.S. Holder or a partnership for U.S. federal income tax purposes. A “U.S. Holder” means a beneficial owner of our common stock that is for U.S. federal income tax purposes (a) an individual who is a citizen or resident of the United States, (b) a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes), created or organized in or under the laws of the United States, any state thereof or the District of Columbia, (c) an estate the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source, or (d) a trust if it (1) is subject to the primary supervision of a court within the United States and one or more U.S. persons (within the meaning of Section 7701(a)(30) of the Code) have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a U.S. person.

If you are an individual who is not a citizen or resident of the United States, you may, in some cases, be deemed to be a resident alien of the United States by virtue of being present in the United States for at least 31 days in the current calendar year and for an aggregate of at least 183 days during a three-year period ending in the current calendar year. Generally, for this purpose, all the days present in the current year, one-third of the days present in the immediately preceding year, and one-sixth of the days present in the second preceding year, are counted.

Individuals who are uncertain of their status as a resident of the United States for U.S. federal income tax purposes are urged to consult their own tax advisors regarding the U.S. federal income tax consequences of the ownership or disposition of our common stock.

Distributions

As described in the section titled “Dividend Policy,” we do not expect to make any distributions on our common stock in the foreseeable future. If we do make distributions on our common stock, however, such distributions made to a Non-U.S. Holder of our common stock will constitute dividends for U.S. tax purposes to the extent paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Distributions in excess of our current or accumulated earnings and profits will constitute a return of capital that is applied against and reduces, but not below zero, a Non-U.S. Holder’s adjusted tax basis in our common stock. Any remaining excess will be treated as gain realized on the sale or exchange of our common stock as described in the section titled “—Gain on Disposition of Our Common Stock.”

Subject to the discussions below regarding backup withholding and FATCA (as defined below), any distribution on our common stock that is treated as a dividend paid to a Non-U.S. Holder that is not effectively connected with the holder’s conduct of a trade or business in the United States will generally be subject to withholding tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. To obtain a reduced rate of withholding under a treaty, a Non-U.S. Holder generally will be required to provide the applicable withholding agent with a properly executed IRS Form

Confidential Treatment Requested by Bill.com Holdings, Inc.

Pursuant to 17 C.F.R Section 200.83

W-8BEN, IRS Form W-8BEN-E or other appropriate form, certifying the Non-U.S. Holder’s entitlement to benefits under that treaty. Such form must be provided prior to the payment of dividends and must be updated periodically. If a Non-U.S. Holder holds stock through a financial institution or other agent acting on the holder’s behalf, the holder will be required to provide appropriate documentation to such agent. The holder’s agent may then be required to provide certification to the applicable withholding agent, either directly or through other intermediaries. If you are eligible for a reduced rate of U.S. withholding tax under an income tax treaty, you should consult with your own tax advisor to determine if you are able to obtain a refund or credit of any excess amounts withheld by timely filing an appropriate claim for a refund with the IRS.

We generally are not required to withhold tax on dividends paid to a Non-U.S. Holder that are effectively connected with the holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, are attributable to a permanent establishment that the holder maintains in the United States) if a properly executed IRS Form W-8ECI, stating that the dividends are so connected, is furnished to us (or, if our stock is held through a financial institution or other agent, to the applicable withholding agent). In general, such effectively connected dividends will be subject to U.S. federal income tax on a net income basis at the same graduated rates applicable to U.S. persons. A corporate Non-U.S. Holder receiving effectively connected dividends may also be subject to an additional “branch profits tax,” which is imposed, under certain circumstances, at a rate of 30% (or such lower rate as may be specified by an applicable treaty) on the corporate Non-U.S. Holder’s effectively connected earnings and profits, subject to certain adjustments.

See also the sections below titled “—Backup Withholding and Information Reporting” and “—Foreign Accounts” for additional withholding rules that may apply to dividends paid to certain foreign financial institutions or non-financial foreign entities and to any recipient that has not properly established its exemption from U.S. backup withholding, respectively.

Gain on Disposition of Our Common Stock

Subject to the discussions below under the sections titled “—Backup Withholding and Information Reporting” and “—Foreign Accounts,” a Non-U.S. Holder generally will not be subject to U.S. federal income or withholding tax with respect to gain realized on a sale or other disposition of our common stock unless (a) the gain is effectively connected with the holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment that the holder maintains in the United States), (b) the Non-U.S. Holder is a nonresident alien individual and is present in the United States for 183 or more days in the taxable year of the sale or other disposition and certain other conditions are met, or (c) we are or have been a “United States real property holding corporation” within the meaning of Section 897(c)(2) of the Code at any time within the shorter of the five-year period preceding such sale or other disposition or the holder’s holding period in the common stock.

If you are a Non-U.S. Holder described in (a) above, you will be required to pay tax on the net gain derived from the sale at the same graduated U.S. federal income tax rates applicable to U.S. persons. Corporate Non-U.S. Holders described in (a) above may also be subject to the additional branch profits tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. If you are an individual Non-U.S. Holder described in (b) above, you will be required to pay a flat 30% tax on the gain derived from the sale, which gain may be offset by certain U.S. source capital losses (even though you are not considered a resident of the United States), provided you have timely filed U.S. federal income tax returns with respect to such losses. With respect to (c) above, in general, we would be a United States real property holding corporation if the fair market value of our U.S. real property interests as defined in the Code and the Treasury Regulations comprised at least half the fair

Confidential Treatment Requested by Bill.com Holdings, Inc.

Pursuant to 17 C.F.R Section 200.83

market value of our worldwide real property interests and other assets used or held for use in a trade or business. We believe that we are not, and do not anticipate becoming, a United States real property holding corporation. However, there can be no assurance that we will not become a United States real property holding corporation in the future. Even if we are treated as a United States real property holding corporation, gain realized by a Non-U.S. Holder on a disposition of our common stock will not be subject to U.S. federal income tax so long as (1) the Non-U.S. Holder owned, directly, indirectly or constructively, no more than five percent of our common stock at all times within the shorter of (i) the five-year period preceding the disposition or (ii) the holder’s holding period and (2) our common stock is regularly traded on an established securities market. There can be no assurance that our common stock will qualify as regularly traded on an established securities market.

U.S. Federal Estate Tax

The estates of nonresident alien individuals generally are subject to U.S. federal estate tax on property with a U.S. situs. Because we are a U.S. corporation, our common stock will be U.S. situs property and, therefore, will be included in the taxable estate of a nonresident alien decedent, unless an applicable estate tax treaty between the United States and the decedent’s country of residence provides otherwise. The terms “resident” and “nonresident” are defined differently for U.S. federal estate tax purposes than for U.S. federal income tax purposes. Investors are urged to consult their own tax advisors regarding the U.S. federal estate tax consequences of the ownership or disposition of our common stock.

Backup Withholding and Information Reporting

Generally, we or certain financial middlemen must report information to the IRS with respect to any dividends we pay on our common stock, including the amount of any such dividends, the name and address of the recipient, and the amount, if any, of tax withheld. A similar report is sent to the holder to whom any such dividends are paid. Pursuant to tax treaties or certain other agreements, the IRS may make its reports available to tax authorities in the recipient’s country of residence.

Dividends paid by us (or our paying agents) to a Non-U.S. Holder may also be subject to U.S. backup withholding. U.S. backup withholding generally will not apply to a Non-U.S. Holder who provides a properly executed IRS Form W-8BEN or IRS Form W-8BEN-E (or other appropriate IRS Form W-8), as applicable, or otherwise establishes an exemption, provided that the applicable withholding agent does not have actual knowledge or reason to know the holder is a U.S. person.

U.S. information reporting and backup withholding requirements generally will apply to the proceeds of a disposition of our common stock effected by or through a U.S. office of any broker, U.S. or non-U.S., unless the Non-U.S. Holder provides a properly executed IRS Form W-8BEN or IRS Form W-8BEN-E (or other appropriate IRS Form W-8), as applicable, or otherwise meets documentary evidence requirements for establishing non-U.S. person status or otherwise establishes an exemption. Generally, U.S. information reporting and backup withholding requirements will not apply to a payment of disposition proceeds to a Non-U.S. Holder where the transaction is effected outside the United States through a non-U.S. office of a non-U.S. broker. Information reporting and backup withholding requirements may, however, apply to a payment of disposition proceeds if the broker has actual knowledge, or reason to know, that the holder is, in fact, a U.S. person. For information reporting purposes, certain brokers with substantial U.S. ownership or operations will generally be treated in a manner similar to U.S. brokers.

Backup withholding is not an additional tax. If backup withholding is applied to you, you should consult with your own tax advisor to determine whether you have overpaid your U.S. federal income tax, and whether you are able to obtain a tax refund or credit of the overpaid amount.

Confidential Treatment Requested by Bill.com Holdings, Inc.

Pursuant to 17 C.F.R Section 200.83

Foreign Accounts

Sections 1471 through 1474 of the Code, and the regulations thereunder (commonly referred to as FATCA) imposes withholding at a 30% rate on certain types of “withholdable payments” (including dividends paid on, and the gross proceeds from the sale or other disposition of, stock in a U.S. corporation) made to a “foreign financial institution” or to a “non-financial foreign entity” (all as defined in the Code) (whether such foreign financial institution or non-financial foreign entity is the beneficial owner or an intermediary), unless (i) the foreign financial institution undertakes certain diligence and reporting obligations, (ii) the nonfinancial foreign entity either certifies it does not have any “substantial United States owners” (as defined in the Code) or furnishes identifying information regarding each substantial United States owner or (iii) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules. If the payee is a foreign financial institution and is subject to the diligence and reporting requirements in (i) above, it generally must enter into an agreement with the U.S. Department of the Treasury requiring, among other things, that it undertake to identify accounts held by certain U.S. persons or U.S.-owned foreign entities (as defined in applicable U.S. Treasury Regulations), annually report certain information about such accounts and withhold 30% on payments to noncompliant foreign financial institutions and certain other account holders. If a dividend payment is both subject to withholding under FATCA and subject to the withholding tax discussed above under the sections titled “—Distributions,” the withholding under FATCA may be credited against, and therefore reduce, such other withholding tax.

FATCA withholding currently applies to payments of dividends on our common stock. The U.S. Treasury Department recently released proposed regulations, however, that, if finalized in their present form, would eliminate the federal withholding tax of 30% applicable to gross proceeds from sales or other dispositions of our common stock. In its preamble to such proposed regulations, the U.S. Treasury Department stated that taxpayers may generally rely on the proposed regulations until final regulations are issued.

An intergovernmental agreement between the United States and the non-U.S. Holder’s country of residence may modify the requirements described in this section. Prospective investors should consult their tax advisors regarding the potential application of withholding under FATCA to their investment in our common stock.

EACH PROSPECTIVE INVESTOR SHOULD CONSULT ITS OWN TAX ADVISOR REGARDING THE TAX CONSEQUENCES OF PURCHASING, HOLDING, AND DISPOSING OF OUR COMMON STOCK, INCLUDING THE CONSEQUENCES OF ANY PROPOSED CHANGE IN APPLICABLE LAW, AS WELL AS TAX CONSEQUENCES ARISING UNDER ANY STATE, LOCAL, NON-U.S., OR U.S. FEDERAL NON-INCOME TAX LAWS SUCH AS ESTATE AND GIFT TAX.

Confidential Treatment Requested by Bill.com Holdings, Inc.

Pursuant to 17 C.F.R Section 200.83

UNDERWRITING

We and the selling stockholders will enter into an underwriting agreement with the underwriters named below with respect to the shares being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table. Goldman Sachs & Co. LLC and BofA Securities, Inc., are acting as the representatives of the underwriters.

Underwriters	Number of Shares
Goldman Sachs & Co. LLC
BofA Securities, Inc.

Total

The underwriters are committed to take and pay for all of the shares being offered by us and the selling stockholders, if any are taken, other than the shares covered by the option described below unless and until this option is exercised.

The underwriters will have an option to purchase up to an additional                shares from us and up to an additional                shares from the selling stockholders to cover sales by the underwriters of a greater number of shares than the total number set forth in the table above. The underwriters may exercise that option for a period of 30 days from the date of this prospectus. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by us and the selling stockholders. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase                additional shares from us and the selling stockholders in the aggregate.

Paid by Us
	No Exercise	Full Exercise
Per Share	$	$
Total	$	$

Shares sold by the underwriters to the public will initially be offered at the public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $    per share from the public offering price. After the offering of the shares, the representatives may change the offering price and the other selling terms. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

Our officers and directors, certain significant stockholders, and the selling stockholders have agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge any of their common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus continuing through the date 90 days after the date of this prospectus, except with the prior written consent of Goldman Sachs & Co. LLC; provided that if 60 days have elapsed since the date of this offering and we have publicly released our earnings results for the quarterly period during which this offering occurred, then the lock-up period applicable to our directors, officers, and securityholders will instead on the date of such public release of our earnings results; provided that in no event will the lock-up period end prior to 60 days after the date of this prospectus. See “Shares Eligible for Future Sale” for a discussion of certain transfer restrictions.

Our common stock is listed on the New York Stock Exchange (NYSE) under the symbol “BILL.”

Confidential Treatment Requested by Bill.com Holdings, Inc.

Pursuant to 17 C.F.R Section 200.83

In connection with this offering, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions, and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in this offering, and a short position represents the amount of such sales that have not been covered by subsequent purchases. A “covered short position” is a short position that is not greater than the number of additional shares for which the underwriters’ option described above may be exercised. The underwriters may cover any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to cover the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares pursuant to the option described above. “Naked” short sales are any short sales that create a short position greater than the number of additional shares for which the option described above may be exercised. The underwriters must cover any such naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in this offering. Stabilizing transactions consist of various bids for or purchases of common stock made by the underwriters in the open market prior to the closing of this offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of our stock, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. The underwriters are not required to engage in these activities and may end any of these activities at any time. These transactions may be effected on the NYSE, in the over-the-counter market, or otherwise.

We estimate that our share of the total expenses of the offering, which will include those incurred by the selling stockholders other than the underwriting discount and fees for the selling stockholders and any transfer taxes, excluding underwriting discounts and commissions, will be approximately $                million. We have also agreed to reimburse the underwriters for expenses relating to clearance of this offering with the Financial Industry Regulatory Authority up to $30,000.

We will agree to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933. In addition, we have agreed to reimburse the underwriters for certain expenses in connection with this offering.

Other Relationships

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include sales and trading, commercial and investment banking, advisory, investment management, investment research, principal investment, hedging, market making, brokerage, and other financial and non-financial activities and services. Certain of the underwriters and their respective affiliates have provided, and may in the future provide, a variety of these services to us and to persons and entities with relationships to us, for which they received or will receive customary fees and expenses. In addition, we have entered into agreements with affiliates of BofA Securities, Inc. to offer certain of our products to their clients.

Confidential Treatment Requested by Bill.com Holdings, Inc.

Pursuant to 17 C.F.R Section 200.83

Affiliates of Goldman Sachs & Co. LLC, one of the underwriters, are holders of an aggregate 304,409 shares of our common stock.

In the ordinary course of their various business activities, the underwriters and their respective affiliates, officers, directors and employees may purchase, sell or hold a broad array of investments and actively trade securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments for their own account and for the accounts of their customers, and such investment and trading activities may involve or relate to assets, securities and/or instruments of the issuer (directly, as collateral securing other obligations or otherwise) and/or persons and entities with relationships with the issuer. The underwriters and their respective affiliates may also communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such assets, securities or instruments and may at any time hold, or recommend to clients that they should acquire, long and/or short positions in such assets, securities and instruments.

European Economic Area

In relation to each Member State of the European Economic Area (each, a “Member State”), no offer of shares may be made to the public in that Member State other than:

(a) to any legal entity which is a qualified investor as defined in the Prospectus Regulation;

(b) to fewer than 150 natural or legal persons (other than qualified investors as defined in the Prospectus Regulation), subject to obtaining the prior consent of the representatives; or

(c) in any other circumstances falling within Article 1(4) of the Prospectus Regulation, provided that no such offer of shares shall require us or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation and each person who initially acquires any shares or to whom any offer is made will be deemed to have represented, acknowledged and agreed to and with each of the underwriters and us that it is a “qualified investor” as defined in the Prospectus Regulation.

In the case of any shares being offered to a financial intermediary as that term is used in Article 5 of the Prospectus Regulation, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the shares acquired by it in the offer have not been acquired on a nondiscretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of any shares to the public other than their offer or resale in a Member State to qualified investors as so defined or in circumstances in which the prior consent of the underwriters has been obtained to each such proposed offer or resale.

For the purposes of this provision, the expression an “offer of shares to the public” in relation to any shares in any Member State means the communication in any form and by means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase shares, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129 (as amended).

This European Economic Area selling restriction is in addition to any other selling restrictions set out below.

United Kingdom

In the United Kingdom, this prospectus is only addressed to and directed at qualified investors who are (i) investment professionals falling within Article 19(5) of the Financial Services and Markets

Confidential Treatment Requested by Bill.com Holdings, Inc.

Pursuant to 17 C.F.R Section 200.83

Act 2000 (Financial Promotion) Order 2005 (the Order); or (ii) high net worth entities and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). Any investment or investment activity to which this prospectus relates is available only to relevant persons and will only be engaged with relevant persons. Any person who is not a relevant person should not act or rely on this prospectus or any of its contents.

Canada

The securities may be sold in Canada only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions, and Ongoing Registrant Obligations. Any resale of the securities must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this offering memorandum (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Hong Kong

The shares may not be offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32 of the Laws of Hong Kong) (Companies (Winding Up and Miscellaneous Provisions) Ordinance) or which do not constitute an invitation to the public within the meaning of the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong) (Securities and Futures Ordinance), or (ii) to “professional investors” as defined in the Securities and Futures Ordinance and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance, and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” in Hong Kong as defined in the Securities and Futures Ordinance and any rules made thereunder.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for

Confidential Treatment Requested by Bill.com Holdings, Inc.

Pursuant to 17 C.F.R Section 200.83

subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor (as defined under Section 4A of the Securities and Futures Act, Chapter 289 of Singapore (the SFA) under Section 274 of the SFA, (ii) to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to conditions set forth in the SFA.

Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor, the securities (as defined in Section 239(1) of the SFA) of that corporation shall not be transferable for 6 months after that corporation has acquired the shares under Section 275 of the SFA except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA), (2) where such transfer arises from an offer in that corporation’s securities pursuant to Section 275(1A) of the SFA, (3) where no consideration is or will be given for the transfer, (4) where the transfer is by operation of law, (5) as specified in Section 276(7) of the SFA, or (6) as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore (Regulation 32).

Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is a trust (where the trustee is not an accredited investor (as defined in Section 4A of the SFA)) whose sole purpose is to hold investments and each beneficiary of the trust is an accredited investor, the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferable for 6 months after that trust has acquired the shares under Section 275 of the SFA except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA), (2) where such transfer arises from an offer that is made on terms that such rights or interest are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction (whether such amount is to be paid for in cash or by exchange of securities or other assets), (3) where no consideration is or will be given for the transfer, (4) where the transfer is by operation of law, (5) as specified in Section 276(7) of the SFA or (6) as specified in Regulation 32.

Japan

The securities have not been and will not be registered under the Financial Instruments and Exchange Act of Japan (Act No. 25 of 1948, as amended) (FIEA). The securities may not be offered or sold, directly or indirectly, in Japan or to or for the benefit of any resident of Japan (including any person resident in Japan or any corporation or other entity organized under the laws of Japan) or to others for reoffering or resale, directly or indirectly, in Japan or to or for the benefit of any resident of Japan, except pursuant to an exemption from the registration requirements of the FIEA and otherwise in compliance with any relevant laws and regulations of Japan.

Switzerland

The shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (“SIX”) or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange

Confidential Treatment Requested by Bill.com Holdings, Inc.

Pursuant to 17 C.F.R Section 200.83

or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to the offering, our company or the shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of shares will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA (FINMA), and the offer of shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (“CISA”). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares.

Dubai International Financial Centre

This prospectus relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority (“DFSA”). This prospectus is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for the prospectus. The shares to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this prospectus you should consult an authorized financial advisor.

Confidential Treatment Requested by Bill.com Holdings, Inc.

Pursuant to 17 C.F.R Section 200.83

LEGAL MATTERS

The validity of the shares of our common stock offered by this prospectus will be passed upon for us by Fenwick & West LLP, Mountain View, California. Wilson Sonsini Goodrich & Rosati, P.C., Palo Alto, California, is acting as counsel to the underwriters. Fenwick & West LLP beneficially owns 91,349 shares of our common stock.

EXPERTS

The consolidated financial statements of Bill.com Holdings, Inc. as of June 30, 2018 and 2019, and for the years then ended, appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report and appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of common stock offered hereby. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits filed therewith. For further information about us and the common stock offered hereby, reference is made to the registration statement and the exhibits filed therewith. Statements contained in this prospectus regarding the contents of any contract or any other document that is filed as an exhibit to the registration statement are not necessarily complete, and in each instance we refer you to the copy of such contract or other document filed as an exhibit to the registration statement. We currently do not file periodic reports with the SEC. We are required to file periodic reports, proxy statements, and other information with the SEC pursuant to the Exchange Act. The SEC maintains a website that contains reports, proxy and information statements, and other information regarding registrants that file electronically with the SEC. The address of the website is www.sec.gov. A copy of the registration statement and the exhibits filed therewith may be accessed at the SEC website.

We also maintain a website at www.bill.com. You may access these materials at our website free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. Information contained on our website is not a part of this prospectus and the inclusion of our website address in this prospectus is an inactive textual reference only.

Confidential Treatment Requested by Bill.com Holdings, Inc.

Pursuant to 17 C.F.R Section 200.83

BILL.COM HOLDINGS, INC.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Index to Audited Consolidated Financial Statements of Bill.com Holdings, Inc. as of June 30, 2018 and 2019 and for each of the Two Years in the Period Ended June 30, 2019

Index to Unaudited Condensed Consolidated Financial Statements of Bill.com Holdings, Inc. as of March 31, 2020 and for the Three and Nine Months Ended March 31, 2019 and 2020

Confidential Treatment Requested by Bill.com Holdings, Inc.

Pursuant to 17 C.F.R Section 200.83

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and the Board of Directors of Bill.com Holdings, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Bill.com Holdings, Inc. (the Company) as of June 30, 2018 and 2019, the related consolidated statements of operations, comprehensive loss, redeemable convertible preferred stock and stockholders’ deficit, and cash flows for each of the two years in the period ended June 30, 2019, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at June 30, 2018 and 2019, and the results of its operations and its cash flows for each of the two years in the period ended June 30, 2019, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Ernst & Young LLP

We have served as the Company’s auditor since 2018.

San Francisco, California

September 5, 2019, except for the 6th paragraph of Note 1, as to which the date is November 27, 2019

Confidential Treatment Requested by Bill.com Holdings, Inc.

Pursuant to 17 C.F.R Section 200.83

BILL.COM HOLDINGS, INC.

CONSOLIDATED BALANCE SHEETS

(In thousands, except per share amounts)

	June 30,
	2018	2019
ASSETS
Cash and cash equivalents	$22,401	$90,306
Short-term investments	69,867	71,969
Accounts receivable, net	2,300	4,398
Unbilled revenue	3,047	4,795
Prepaid expenses and other current assets	6,081	12,326
Funds held for customers	915,013	1,329,306

Total current assets	1,018,709	1,513,100
Property and equipment, net	5,948	6,557
Other assets	4,626	6,641

Total assets	$1,029,283	$1,526,298

LIABILITIES, REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ DEFICIT
Accounts payable	$1,532	$5,063
Accrued compensation and benefits	3,425	4,333
Other accrued and current liabilities	3,001	6,556
Redeemable convertible preferred stock warrant liabilities	663	688
Deferred revenue, current portion	3,277	3,469
Current portion of bank borrowings	3,667	-
Customer fund deposits	915,013	1,329,306

Total current liabilities	930,578	1,349,415
Deferred revenue, net of current portion	1,931	1,786
Long-term portion of bank borrowings	5,833	-
Other long-term liabilities	1,698	1,447

Total liabilities	940,040	1,352,648

Commitments and contingencies (Note 11)
Redeemable convertible preferred stock: 96,601 and 106,090 shares authorized; 47,131 and 52,435 shares issued and outstanding at June 30, 2018 and 2019, respectively; liquidation preference of $192,396 and $280,513 at June 30, 2018 and 2019, respectively	191,147	276,307

Confidential Treatment Requested by Bill.com Holdings, Inc.

Pursuant to 17 C.F.R Section 200.83

	June 30,
	2018	2019
Stockholders’ deficit:
Common stock; $0.00001 par value per share; 160,000 and 169,300 shares authorized; 7,345, and 8,154 shares issued and outstanding at June 30, 2018 and 2019, respectively	1	1
Non-voting common stock; $0.00001 par value per share; 14,000 shares authorized; no shares issued and outstanding at June 30, 2018 and 2019	-	-
Additional paid-in capital	8,614	14,672
Accumulated other comprehensive (loss) income	(177)	326
Accumulated deficit	(110,342)	(117,656)

Total stockholders’ deficit	(101,904)	(102,657)

Total liabilities, redeemable convertible preferred stock and stockholders’ deficit	$1,029,283	$1,526,298

See accompanying notes to consolidated financial statements.

Confidential Treatment Requested by Bill.com Holdings, Inc.

Pursuant to 17 C.F.R Section 200.83

BILL.COM HOLDINGS, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except per share amounts)

	Year ended June 30,
	2018	2019
Revenue
Subscription and transaction fees	$56,992	$85,951
Interest on funds held for customers	7,873	22,400

Total revenue	64,865	108,351
Cost of revenue	19,372	29,918

Gross profit	45,493	78,433

Operating expenses
Research and development	17,986	28,924
Sales and marketing	19,290	30,114
General and administrative	16,034	29,198

Total operating expenses	53,310	88,236

Loss from operations	(7,817)	(9,803)
Other income, net	632	2,333

Loss before provision for (benefit from) income taxes	(7,185)	(7,470)
Provision for (benefit from) income taxes	10	(156)

Net loss	$(7,195)	$(7,314)

Net loss per share attributable to common stockholders:
Basic and diluted	$(1.01)	$(0.94)

Weighted-average number of common shares used to compute net loss per share attributable to common stockholders:
Basic and diluted	7,155	7,797

See accompanying notes to consolidated financial statements.

Confidential Treatment Requested by Bill.com Holdings, Inc.

Pursuant to 17 C.F.R Section 200.83

BILL.COM HOLDINGS, INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(In thousands)

	Year ended June 30,
	2018	2019
Net loss	$(7,195)	$(7,314)
Other comprehensive (loss) income:
Net unrealized (loss) gain on investments in available-for-sale securities, net of tax of $0 and $176 during the years ended June 30, 2018 and 2019, respectively	(177)	503

Comprehensive loss	$(7,372)	$(6,811)

See accompanying notes to consolidated financial statements.

Confidential Treatment Requested by Bill.com Holdings, Inc.

Pursuant to 17 C.F.R Section 200.83

BILL.COM HOLDINGS, INC.

CONSOLIDATED STATEMENTS OF REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ DEFICIT

(In thousands)

	Redeemable convertible preferred stock		Common stock		Additional paid-in capital	Accumulated other comprehensive (loss) income	Accumulated deficit	Total stockholders’ deficit
	Shares	Amount	Shares	Amount
Balance at June 30, 2017	41,408	$135,342	6,969	$1	$6,314	$-	$(103,147)	$(96,832)
Issuance of Series G redeemable convertible preferred stock, net of issuance costs	5,723	55,805	-	-	-	-	-	-
Exercise of stock options and vesting of early-exercised stock options	-	-	376	-	755	-	-	755
Employee stock-based compensation	-	-	-	-	1,545	-	-	1,545
Other comprehensive loss	-	-	-	-	-	(177)	-	(177)
Net loss	-	-	-	-	-	-	(7,195)	(7,195)

Balance at June 30, 2018	47,131	191,147	7,345	1	8,614	(177)	(110,342)	(101,904)
Issuance of Series H redeemable convertible preferred stock, net of issuance costs	5,304	85,160	-	-	-	-	-	-
Exercise of stock options and vesting of early-exercised stock options	-	-	809	-	1,702	-	-	1,702
Employee stock-based compensation	-	-	-	-	4,082	-	-	4,082
Issuance of stock warrants	-	-	-	-	274	-	-	274
Other comprehensive income, net of tax	-	-	-	-	-	503	-	503
Net loss	-	-	-	-	-	-	(7,314)	(7,314)

Balance at June 30, 2019	52,435	$276,307	8,154	$1	$14,672	$326	$(117,656)	$(102,657)

See accompanying notes to consolidated financial statements.

Confidential Treatment Requested by Bill.com Holdings, Inc.

Pursuant to 17 C.F.R Section 200.83

BILL.COM HOLDINGS, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	Year ended June 30,
	2018	2019
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(7,195)	$(7,314)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	2,314	3,154
Stock-based compensation	1,545	4,082
Accretion of discount on investment in marketable debt securities	-	(1,319)
Revaluation of warrants liabilities and forfeiture of warrants	182	25
Issuance of warrants	-	274
Deferred income taxes	-	(176)
Changes in assets and liabilities:
Accounts receivable	(279)	(2,098)
Unbilled revenue	(503)	(1,748)
Prepaid expenses and other current assets	(3,477)	(5,690)
Other assets	(2,828)	(995)
Accounts payable	(563)	3,171
Accrued and other current liabilities	1,642	4,336
Other long-term liabilities	35	302
Deferred revenue	771	47

Net cash used in operating activities	(8,356)	(3,949)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of corporate and customer fund short-term investments	(726,788)	(830,622)
Proceeds from maturities of corporate and customer fund short-term investments	290,828	694,303
Proceeds from sale of corporate and customer fund short-term investments	16,498	54,715
Decrease (increase) in restricted cash and cash equivalents and other receivables included in funds held for customers	85,876	(333,348)
Purchases of property and equipment	(1,313)	(2,743)
Capitalization of internal-use software costs	(733)	(1,556)
Decrease (increase) in restricted cash	211	(550)

Net cash used in investing activities	(335,421)	(419,801)

CASH FLOWS FROM FINANCING ACTIVITIES:
Increase in customer fund deposits liability	263,671	414,293
Proceeds from issuance of redeemable convertible preferred stock, net of issuance costs	55,805	85,160
Proceeds from bank borrowings	9,500	-
Payments on bank borrowings	(3,387)	(9,500)
Proceeds from exercise of stock options	693	1,702

Net cash provided by financing activities	326,282	491,655

NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(17,495)	67,905
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	39,896	22,401

CASH AND CASH EQUIVALENTS, END OF PERIOD	$22,401	$90,306

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid for interest	$436	$872

NONCASH INVESTING AND FINANCING ACTIVITIES:
Accrued purchases of property and equipment	$1,908	$-

Accrued deferred offering and debt issuance costs	$-	$470

See accompanying notes to consolidated financial statements.

Confidential Treatment Requested by Bill.com Holdings, Inc.

Pursuant to 17 C.F.R Section 200.83

BILL.COM HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1—THE COMPANY AND ITS SIGNIFICANT ACCOUNTING POLICIES

Bill.com, Inc. (the Company), a Delaware company incorporated on April 7, 2006, is a provider of software-as-a-service, cloud-based payments products, which allow users to automate accounts payable and accounts receivable transactions and enable users to easily connect with their suppliers and/or customers to do business, manage cash flows and improve back office efficiency.

In November 2018, the Company consummated a reorganization by interposing a holding company between Bill.com, Inc. and its stockholders. To accomplish the reorganization, the Company formed BDC Payments Holdings, Inc. (BDC), which was incorporated in Delaware on August 2, 2018, and Bill.com, LLC (Merger Sub) as a wholly owned subsidiary of BDC. The Company merged Bill.com, Inc. and Merger Sub, with Bill.com, Inc. as the surviving entity, by issuing identical shares of stock of BDC to the stockholders of Bill.com, Inc. in exchange for their equity interest in Bill.com, Inc. After the merger, all of the stockholders of Bill.com, Inc. became 100% stockholders of BDC, and Bill.com, Inc. became a wholly owned subsidiary of BDC. Concurrent with the merger, Bill.com, Inc. (a C-corporation entity) was converted into a limited liability company and renamed into Bill.com, LLC, with BDC as the sole member.

The merger was considered a transaction between entities under common control. Accordingly, BDC recognized the assets and liabilities of Bill.com, Inc. at their carrying values and the accompanying consolidated financial statements present comparative information for prior periods on a consolidated basis, as if both BDC and Bill.com, LLC (formerly Bill.com, Inc.) were under common control for all periods presented. On June 27, 2019, BDC changed its name to Bill.com Holdings, Inc.

Bill.com Holdings, Inc. and Bill.com, LLC are collectively referred to as the “Company” in the accompanying consolidated financial statements after the reorganization.

Basis of Presentation and Principles of Consolidation—The accompanying consolidated financial statements include the accounts of the Company and were prepared in conformity with U.S. generally accepted accounting principles (GAAP). Intercompany accounts and transactions have been eliminated.

Stock Split—On November 27, 2019, the Company filed an amendment to its amended and restated certificate of incorporation to effect a reverse split of shares of the Company’s issued and outstanding redeemable convertible preferred stock, common stock and non-voting common stock on a 2-for-1 basis. The par value and authorized shares of the redeemable convertible preferred stock, common stock and non-voting common stock were not adjusted as a result of the reverse stock split. All references to the redeemable convertible preferred stock, common stock, non-voting common stock, options to purchase common stock, early exercised stock options, warrants to purchase redeemable convertible preferred stock, warrants to purchase common stock, per share amounts and related information contained in the consolidated financial statements have been retroactively adjusted to reflect the effect of the reverse stock split for all periods presented.

Segment Reporting—The Company operates as one operating segment because its chief operating decision maker, who is its Chief Executive Officer, reviews its financial information on a consolidated basis for purposes of making decisions regarding allocating resources and assessing performance. All long-lived assets are located in the United States and all revenue is generated in the United States.

Use of Estimates—The preparation of consolidated financial statements in conformity with GAAP requires management to make various estimates and assumptions that affect the amounts

Confidential Treatment Requested by Bill.com Holdings, Inc.

Pursuant to 17 C.F.R Section 200.83

reported and disclosed in the consolidated financial statements and the accompanying notes. Management regularly assesses these estimates, including those related to fair value of common stock and stock-based compensation, fair value of redeemable convertible preferred stock warrant liabilities, the attribution method used to recognize revenue on annual contracts, useful lives of property and equipment, reserve for sales tax obligations, reserve for losses on funds held for customers and income taxes. Actual results could differ from those estimates, and such differences may be material to the consolidated financial statements.

Funds held for customers and customer fund deposits—Funds held for customers and the corresponding liability on customer fund deposits represent funds that are collected from customers for payments to their suppliers and funds that are collected on behalf of customers. Generally, these funds held for customers are initially deposited in separate bank accounts until remitted to the customers’ suppliers or to the customers. The funds held for customers are restricted for the purpose of satisfying the customers’ fund obligations and are not available for general business use by the Company. The Company partially invests funds held for customers in highly liquid investments with maturities of three months or less and in marketable debt securities with maturities of more than three months to one year at the time of purchase. Funds held for customers that are invested in marketable debt securities are classified as available-for-sale. These investments are carried at fair value, with unrealized gains or losses included in accumulated other comprehensive (loss) income on the consolidated balance sheets and as a component of the consolidated statements of comprehensive loss. The Company contractually earns interest on funds held for customers with associated counterparties.

Cash, cash equivalents and restricted cash—Cash and cash equivalents consist of cash in banks and highly liquid investments with maturities of three months or less at the time of purchase. Restricted cash consists of cash collateral required by a bank in connection with the Company’s money transmission activities and cash in bank deposits required by the Company’s lessors to satisfy letter of credit requirements under its lease agreements. The current portion of restricted cash is included in prepaid expenses and other current assets, and the non-current portion of restricted cash is included in other assets in the accompanying consolidated balance sheets.

Short–term investments—The Company invests excess cash in marketable debt securities with maturities of more than three months and less than one year. These securities are classified as available-for-sale and recorded at fair value. Unrealized gains or losses are included in accumulated other comprehensive (loss) income on the consolidated balance sheets and as a component of the consolidated statements of comprehensive loss. An impairment loss is recognized when the decline in fair value of the marketable debt securities is determined to be other than temporary. The Company periodically evaluates its investments to determine if impairment charges are required. The Company determined that there was no other-than-temporary impairment on short-term investments during the years ended June 30, 2018 and 2019.

Concentrations of credit risk—Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents, short-term investments, and accounts receivable. The Company maintains its cash and cash equivalents and short-term investments with major financial institutions that may at times exceed federally insured limits. Management believes that these financial institutions are financially sound and the Company has not experienced any losses. There were no customers that exceeded 10% of the Company’s total revenue for the years ended June 30, 2018 and 2019.

Accounts receivable, unbilled revenue and allowance for doubtful accounts—Accounts receivable are recorded at the invoiced amount, net of an allowance for doubtful accounts. Unbilled revenue is recorded based on amounts that the Company expects to invoice to customers in the subsequent period. The allowance for doubtful accounts is based on the Company’s assessment of the

Confidential Treatment Requested by Bill.com Holdings, Inc.

Pursuant to 17 C.F.R Section 200.83

collectability of the accounts receivable. The Company regularly reviews the adequacy of the allowance for doubtful accounts by considering the age of each outstanding invoice and the collection history of each customer to determine whether a specific allowance is appropriate. Accounts receivable deemed uncollectable are charged against the allowance for doubtful accounts when identified. For all periods presented, the allowance for doubtful accounts was not significant.

Property and equipment—Property and equipment are stated at cost, less accumulated depreciation and amortization. Depreciation and amortization are computed using the straight-line method over the estimated useful lives of the respective assets, generally one to five years. Leasehold improvements are amortized over the shorter of estimated useful lives of the assets or the lease term. Expenditures for repairs and maintenance are charged to expense as incurred. Upon disposition, the cost and related accumulated depreciation and amortization are removed from the accounts and the resulting gain or loss is reflected in the consolidated statements of operations.

Capitalized internal-use software—The Company capitalizes internal and external direct costs incurred related to obtaining or developing internal-use software. Costs incurred during the application development stage are capitalized and are amortized using the straight-line method over the estimated useful lives of the software, generally three years commencing on the first day of the month following when the software is ready for its intended use. Costs related to planning and post-implementation activities are expensed as incurred. During the years ended June 30, 2018 and 2019, the Company capitalized $0.7 million and $1.6 million, respectively, in software development costs. As of June 30, 2018 and 2019, the unamortized internal-use software was $1.3 million and $2.3 million, respectively.

Impairment of long-lived assets—Long-lived assets, such as property and equipment and capitalized internal-use software, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset or asset group may not be recoverable. Recoverability of an asset to be held and used is measured by a comparison of the carrying amount of the asset to the estimated undiscounted future cash flows expected to be generated by the asset or asset group. If the carrying value of an asset or asset group exceeds its estimated future cash flows, an impairment charge is recognized to the extent that the carrying value exceeds its fair value. There were no impairment charges recognized during the years ended June 30, 2018 and 2019.

Deferred offering costs—Deferred offering costs consist primarily of legal and other fees related to the proposed IPO. The deferred offering costs will be offset against IPO proceeds upon the consummation of the IPO. If the IPO is aborted, deferred offering costs will be expensed. As of June 30, 2018, the Company had no deferred offering costs that were capitalized. As of June 30, 2019, the Company capitalized $0.4 million of deferred offering costs, which are included in other assets in the accompanying consolidated balance sheets.

Redeemable convertible preferred stock warrants—Freestanding warrants to purchase shares of the Company’s redeemable convertible preferred stock are accounted for as liabilities on the consolidated balance sheets at their estimated fair value because the shares underlying the warrants contain contingent redemption features outside the Company’s control. Fair value is measured using the Black-Scholes option-pricing model. The warrants are remeasured to fair value at the end of each reporting period with changes in fair value recorded in general and administrative expenses in the consolidated statements of operations.

Revenue recognition—The Company generates revenue from two primary sources: (1) subscription and transaction fees and (2) interest on funds held for customers. The Company’s customers include small and midsize businesses (SMB), accounting firms and financial institutions.

Confidential Treatment Requested by Bill.com Holdings, Inc.

Pursuant to 17 C.F.R Section 200.83

Subscription and transaction fees by customer category are comprised of the following for the years ended June 30, 2018 and 2019 (in thousands):

	Year ended June 30,
	2018	2019
SMB and accounting firm customers	$50,138	$76,292
Financial institution customers	6,854	9,659

Total subscription and transaction fees	$56,992	$85,951

Subscription and Transaction Fees

The Company enters into contracts with SMB and accounting firm customers to provide access to the functionality of the Company’s cloud-based payments platform to process transactions. These contracts are either cancelable arrangements paid monthly in arrears that can be terminated by either party without a penalty at any time or non-cancelable annual arrangements paid upfront. In July 2019, the Company updated its terms of service for cancelable contracts, whereby cancellations become effective at the end of the monthly subscription period in which the last transaction is processed. The Company charges its SMB and accounting firm customers subscription fees for access to its platform based on the number of users and level of service. The Company also charges these customers transaction fees based on actual transaction volume and the category of transaction. The contractual price for subscription and transaction activities is based on either the negotiated fees or the rates published on the Company’s website.

The Company’s contracts with SMB and accounting firm customers are generally comprised of a single performance obligation to provide access to the functionality of the Company’s platform to process transactions. The Company accounts for open-ended cancelable contracts as a daily service. Subscription revenue for such contracts is recognized ratably over the period that the customers have access to the platform. Transaction revenue is recognized on the date the transactions are processed by the Company.

The Company accounts for its annual and monthly contracts as a series of distinct services satisfied over time. The Company determines the transaction price for such contracts by estimating the total consideration to be received over the contract term from subscription and transaction fees. The Company recognizes the transaction price from annual contracts as a single performance obligation based on the proportion of transactions processed to the total estimated transactions to be processed over the contract period.

Arrangements with Financial Institutions

The Company enters into multi-year contracts with financial institution customers that typically include fees for initial implementation services that are paid during the period the implementation services are provided as well as fees for subscription and transaction processing services, which are subject to guaranteed monthly minimum fees that are paid monthly over the contract term. These contracts enable the financial institutions to provide their customers with access to online bill pay services through the financial institutions’ online platforms. Implementation services are required up-front to establish an infrastructure that allows the financial institutions’ online platforms to communicate with the Company’s online platform. A financial institution’s customers cannot access online bill pay services until implementation is complete and the financial institution has provided acceptance of the implementation services. As such, initial implementation services and transaction processing services are not capable of being distinct from the subscription for online bill pay services

Confidential Treatment Requested by Bill.com Holdings, Inc.

Pursuant to 17 C.F.R Section 200.83

and are combined into a single performance obligation. The consideration in these contracts varies based on the number of users and transactions processed. The Company has determined it meets the variable consideration allocation exception and therefore recognizes guaranteed monthly payments and any overages as revenue in the month they are earned. Implementation fees are recognized based on the proportion of transactions processed to the total estimated transactions to be processed over the contract period. The ability of the financial institution customers to renew their contracts without having to pay up-front implementation fees again provides them a material right. Material rights, which have not been significant to date, are treated as separate performance obligations and are recognized over the expected period of benefit. For such arrangements, the Company allocates revenue to each performance obligation based on its relative standalone selling price.

Remaining Performance Obligations with Financial Institutions

As of June 30, 2019, the aggregate amount of transaction price allocated to performance obligations that are unsatisfied (or partially unsatisfied) was $34.0 million. Of this amount, the Company expects to recognize $8.7 million within one year and $25.3 million between one and five years.

Deferred revenue

Subscription and transaction fees from customers with which the Company has annual or multi-year contracts are generally billed in advance. These fees are initially recorded as deferred revenue and subsequently recognized as revenue as the performance obligation is satisfied. Deferred revenue is shown as current or non-current in the consolidated balance sheets. The current portion of the deferred revenue was $3.3 million and $3.5 million as of June 30, 2018 and 2019, respectively. The non-current portion of the deferred revenue was $1.9 million and $1.8 million as of June 30, 2018 and 2019, respectively. Fees for monthly subscription and transaction fees are billed in arrears on a monthly basis. During the year ended June 30, 2019, the Company recognized $3.4 million of revenue that was included in the deferred revenue balance as of June 30, 2018.

Interest on Funds Held for Customers

The Company also earns revenue from interest earned on funds held for customers that are initially deposited into the Company’s bank accounts that are separate from the Company’s operating cash accounts until remitted to the customers or their suppliers. The Company partially invests funds held for customers in highly liquid investments with maturities of three months or less and in marketable debt securities with maturities of three months to one year at the time of purchase. Interest and fees earned are recognized based on the effective interest method and also include the accretion of discounts and the amortization of premiums on marketable debt securities.

Deferred costs—Deferred costs consist of (i) deferred sales commissions that are incremental costs of obtaining customer contracts and (ii) deferred service costs, primarily direct payroll costs, for implementation services provided to customers prior to the launching of the Company’s products for general availability (go-live) to the users. Sales commissions paid on renewals are not material and not commensurate with sales commissions paid on the initial contract. Deferred sales commissions are amortized ratably over four to six years, taking into consideration the initial contract term and expected renewal periods. Deferred service costs are amortized ratably over the estimated benefit period of the capitalized costs starting on the go-live date of the service. The current portion of the deferred sales commissions, which is included in prepaid expenses and other current assets, was $1.1 million and $1.7 million as of June 30, 2018 and 2019, respectively. The non-current portion of the deferred sales commissions, which is included in other assets, was $2.1 million and $3.1 million as of June 30, 2018 and 2019, respectively. The current portion of the deferred service costs, which is included in prepaid expenses and other current assets, was $0.8 million and $0.8 million as of June 30, 2018 and 2019,

Confidential Treatment Requested by Bill.com Holdings, Inc.

Pursuant to 17 C.F.R Section 200.83

respectively. The non-current portion of the deferred service costs, which is included in other assets, was $2.3 million and $2.2 million as of June 30, 2018 and 2019, respectively. The amortization of deferred sales commissions was $1.0 million and $1.4 million during the years ended June 30, 2018 and 2019, respectively. The amortization of deferred service costs was $0.4 million and $1.1 million during the years ended June 30, 2018 and 2019, respectively.

Cost of revenue—Cost of revenue consists primarily of personnel-related costs, including stock-based compensation expenses, for the Company’s customer success and payment operations teams, certain costs that are directly attributed to processing customers’ transactions (such as the cost of printing checks, postage for mailing checks, and expenses for processing payments), direct and amortized costs for implementing and integrating the Company’s platform into the customers’ systems, costs for maintaining, optimizing, and securing the Company’s cloud payments infrastructure, amortization of capitalized internal-use software, fees on the investment of customer funds, and allocation of overhead costs.

Research and development—Costs incurred in research and development, excluding development costs eligible for capitalization as internal-use software, are expensed as incurred.

Stock-based compensation—The Company uses the grant-date fair-value-based measurements for stock-based compensation using the Black-Scholes option-pricing model. The Company recognizes these compensation costs on a straight-line basis over the requisite service period of the award, which is generally the option vesting term of four years, reduced for the estimated forfeitures at the date of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. The Company estimates the forfeiture rate based on its historical experience for annual grant years where the majority of the vesting terms have been satisfied.

Advertising—The Company expenses the costs of advertising, including promotional expenses, as incurred. Advertising expenses during the years ended June 30, 2018 and 2019 were $0.8 million and $3.7 million, respectively.

Other income, net—Other income, net consisted of the following during the years ended June 30, 2018 and 2019 (in thousands):

	Year ended June 30,
	2018	2019
Interest income	$1,058	$3,207
Interest expense	(427)	(825)
Other	1	(49)

	$632	$2,333

Income taxes—The Company accounts for income taxes using the asset and liability method. Under this method, deferred tax liabilities and assets are recognized for the expected future tax consequences of temporary differences between financial statement carrying amounts and the tax basis of assets and liabilities and net operating loss (NOL) and tax credit carryforwards. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

The Company accounts for uncertainty in income taxes using a two-step approach to recognizing and measuring uncertain tax positions. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position

Confidential Treatment Requested by Bill.com Holdings, Inc.

Pursuant to 17 C.F.R Section 200.83

will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon settlement. The Company classifies any liabilities for unrecognized tax benefits as current to the extent that the Company anticipates payment (or receipt) of cash within one year. Interest and penalties related to uncertain tax positions are recognized in the provision for income taxes.

Net loss per share attributable to common stockholders—Basic net loss per share attributable to common stockholders is calculated by dividing the net loss attributable to common stockholders by the weighted-average number of shares of common stock outstanding during the period, without consideration of potentially dilutive securities. Diluted net loss per share attributable to common stockholders is the same as basic net loss per share attributable to common stockholders for all periods presented since the effect of potentially dilutive securities is anti-dilutive given the net loss of the Company.

Emerging growth company status—The Company is an emerging growth company, as defined in the Jumpstart Our Business Startups Act of 2012 (the JOBS Act). Under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until those standards apply to private companies. The Company has elected to use this extended transition period for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date that it is (i) no longer an emerging growth company or (ii) affirmatively and irrevocably opts out of the extended transition period provided in the JOBS Act. As a result, the consolidated financial statements may not be comparable to companies that comply with the new or revised accounting pronouncements as of public company effective dates.

The JOBS Act does not preclude an emerging growth company from early adopting new or revised accounting standards. The Company early adopted ASU 2014-09, Revenue from Contracts with Customers (ASC 606) during the year ended June 30, 2018 effective July 1, 2017 utilizing the full retrospective transition method. The Company expects to use the extended transition period for any other new or revised accounting standards during the period which the Company remains an emerging growth company.

New accounting pronouncements:

Adopted

In May 2017, the Financial Accounting Standards Board (FASB) issued ASU 2017-09, Compensation—Stock Compensation (Topic 718): Scope of Modification Accounting, which clarifies which changes to the terms or conditions of a share-based payment award are subject to the guidance on modification accounting. Entities would apply the modification accounting guidance unless the value, vesting requirements and classification of a share-based payment award are the same immediately before and after a change to the terms or conditions of the award. The Company adopted ASC 2017-09 on July 1, 2018 and it did not have a material impact on its consolidated financial statements.

In March 2016, the FASB issued ASU 2016-09, Compensation—Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting, which simplifies the accounting for share-based payment transactions, including the income tax consequences and classification of awards as either equity or liabilities. The Company adopted ASC 2016-09 on July 1, 2018 and it did not have a material impact on its consolidated financial statements.

Confidential Treatment Requested by Bill.com Holdings, Inc.

Pursuant to 17 C.F.R Section 200.83

Not Yet Adopted

In August 2018, the FASB issued ASU 2018-15, Intangibles—Goodwill and Other—Internal-Use Software (Subtopic 350-40): Customer’s Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement That is a Service Contract, which requires implementation costs incurred in a hosting arrangement that is a service contract to be capitalized and amortized over the term of the hosting arrangement. ASU 2018-15 is effective for nonpublic business entities in fiscal years beginning after December 15, 2020, and interim periods within annual periods beginning December 15, 2021. Early adoption is permitted. The Company is still evaluating the impact of this amendment on its consolidated financial statements.

In August 2018, the FASB issued ASU 2018-13—Fair Value Measurement (Topic 820): Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement. ASU 2018-15 removes, modifies and adds certain disclosure requirements under Topic 820, such as the removal of disclosure of valuation process for Level 3 fair value measurements and removal of disclosure of changes in unrealized gains and losses for recurring Level 3 fair value measurements. ASU 2018-13 is effective for all entities in fiscal years beginning after December 15, 2019, and interim periods within those fiscal years. Early adoption is permitted. The Company is still evaluating the impact of this amendment on its consolidated financial statements.

In June 2018, the FASB Issued ASU 2018-07, Compensation—Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting, which expands the scope of Topic 718 to include share-based payment transactions for acquiring goods and services from nonemployees. ASU 2018-07 is effective for nonpublic business entities in fiscal years beginning after December 15, 2019, and interim periods within annual periods beginning December 15, 2020. Early adoption is permitted. The Company is still evaluating the impact of this amendment on its consolidated financial statements.

In November 2016, the FASB issued ASU No. 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash, which provides guidance on the presentation of restricted cash or restricted cash equivalents in the statement of cash flows. Accordingly, restricted cash or restricted cash equivalents should be included with cash and cash equivalents when reconciling the total amounts shown on the statement of cash flows at the beginning and at the end of period. ASU 2016-18 is effective for nonpublic business entities in fiscal years beginning after December 15, 2018, and interim periods within annual periods beginning after December 15, 2019. Early adoption is permitted. The Company plans to retrospectively adopt this ASU in its annual financial statements for the year ending June 30, 2020. The adoption of this ASU will change the presentation and classification of corporate restricted cash and restricted cash and cash equivalents included in funds held for customers on its consolidated statements of cash flows.

In August 2016, the FASB issued ASU No. 2016-15, Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments which addresses the classification of certain specific cash flow issues including debt prepayment or extinguishment costs, settlement of certain debt instruments, contingent consideration payments made after a business combination, proceeds from the settlement of certain insurance claims, distributions received from equity method investees, beneficial interests in securitization transactions and the application of the predominance principle on separately identifiable cash flows. ASU 2016-15 is effective for nonpublic business entities in fiscal years beginning after December 15, 2018, and interim periods within annual periods beginning after December 15, 2019. Early adoption is permitted. The Company plans to retrospectively adopt this ASU in its annual financial statements for the year ending June 30, 2020. The Company has not yet determined the impact the adoption of this ASU will have on its consolidated statements of cash flows.

Confidential Treatment Requested by Bill.com Holdings, Inc.

Pursuant to 17 C.F.R Section 200.83

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842), which requires lessees to recognize leases on-balance sheet and disclose key information about leasing arrangements. Topic 842 was subsequently amended by ASU 2018-10, Codification Improvements to Topic 842, Leases and ASU 2018-11, Leases (Topic 842): Targeted Improvements. The new standard establishes a right-of-use model that requires a lessee to recognize a right-of-use (ROU) asset and lease liability on the balance sheet for all leases with a term longer than 12 months. Leases will be classified as finance or operating, with classification affecting the pattern and classification of expense recognition in the income statement. ASU 2016-02 is effective for nonpublic business entities in fiscal years beginning after December 15, 2019, and interim periods within annual periods beginning after December 15, 2020. Early adoption is permitted. The Company is still evaluating the impact of this amendment on its consolidated financial statements.

Prior period adjustments—During the year ended June 30, 2018, the Company recorded an adjustment of $1.5 million (decrease in accumulated deficit at June 30, 2017) to reflect the impact of adopting ASC 606.

Reclassification Within Consolidated Statements of Cash Flows—Customer fund deposits represent the Company’s obligation to remit funds collected from customers for payments to their suppliers and funds collected on behalf of customers. The Company has reclassified the net change in customer fund deposits liability in the consolidated statements of cash flows from investing activities to financing activities for all periods presented. The impact of the reclassification during the years ended June 30, 2018 and 2019 was as follows (in thousands):

	Year ended June 30,
	2018	2019
Net cash used in investing activities - as previously reported	$(71,750)	$(5,508)
Impact of reclassification - net change in customer fund deposits liability	(263,671)	(414,293)

Net cash used in investing activities - as reclassified	$(335,421)	$(419,801)

Net cash provided by (used in) financing activities - as previously reported	$62,611	$77,362
Impact of reclassification - net change in customer fund deposits liability	263,671	414,293

Net cash provided by financing activities - as reclassified	$326,282	$491,655

NOTE 2—FAIR VALUE MEASUREMENT

The Company measures and reports its cash equivalents, short-term investments, funds held for customers that are invested in money market funds and marketable debt securities, and redeemable convertible preferred stock warrant liabilities at fair value. Fair value is defined as the exchange price that would be received for an asset or an exit price paid to transfer a liability in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs.

Confidential Treatment Requested by Bill.com Holdings, Inc.

Pursuant to 17 C.F.R Section 200.83

The fair value hierarchy defines a three-level valuation hierarchy for disclosure of fair value measurements as follows:

Level 1—Inputsare unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2—Inputsother than quoted prices included within Level 1 that are observable, unadjusted quoted prices in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the related assets or liabilities.

Level 3—Unobservableinputs that are supported by little or no market activity for the related assets or liabilities and typically reflect management’s estimate of assumptions that market participants would use in pricing the assets or liabilities.

In determining fair value, the Company utilizes quoted market prices, or valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible, and also considers counterparty credit risk in its assessment of fair value.

Confidential Treatment Requested by Bill.com Holdings, Inc.

Pursuant to 17 C.F.R Section 200.83

The following tables set forth the fair value of assets and liabilities that were measured at fair value on a recurring basis based on the three-tier fair value hierarchy (in thousands):

	June 30, 2018
	Level 1	Level 2	Level 3	Total
Assets
Cash equivalents:
Money market funds	$14,836	$-	$-	$14,836
Corporate bonds	-	7,175	-	7,175

	14,836	7,175	-	22,011

Short-term investments:
Corporate bonds	-	47,696	-	47,696
U.S. treasury securities	12,955	-	-	12,955
Asset-backed securities	-	9,216	-	9,216

	12,955	56,912	-	69,867

Funds held for customers:
Money market funds	303,650	-	-	303,650
Certificates of deposit	-	185,360	-	185,360
Corporate bonds	-	166,570	-	166,570

	303,650	351,930	-	655,580

Total assets measured at fair value	$331,441	$416,017	$-	$747,458

Liabilities
Redeemable convertible preferred stock warrant liabilities	$-	$-	$663	$663

Total liabilities measured at fair value	$-	$-	$663	$663

	June 30, 2019
	Level 1	Level 2	Level 3	Total
Assets
Cash equivalents:
Money market funds	$13,718	$-	$-	$13,718

Short-term investments:
U.S. treasury securities	64,758	-	-	64,758
Corporate bonds	-	4,787	-	4,787
Asset-backed securities	-	2,424	-	2,424

	64,758	7,211	-	71,969

Funds held for customers:
Money market funds	424,219	-	-	424,219
Corporate bonds	-	302,070	-	302,070
Certificates of deposit	-	105,377	-	105,377
U.S. Treasury securities	30,960	-	-	30,960

	455,179	407,447	-	862,626

Total assets measured at fair value	$533,655	$414,658	$-	$948,313

Liabilities
Redeemable convertible preferred stock warrant liabilities	$-	$-	$688	$688

Total liabilities measured at fair value	$-	$-	$688	$688

Confidential Treatment Requested by Bill.com Holdings, Inc.

Pursuant to 17 C.F.R Section 200.83

There were no transfers of financial instruments between Level 1, Level 2, and Level 3 during the periods presented.

The fair values of the Company’s Level 1 instruments were derived from quoted market prices and active markets for these specific instruments.

The valuation techniques used to measure the fair values of Level 2 instruments were derived from non-binding market consensus prices that were corroborated with observable market data, quoted market prices for similar instruments, or pricing models.

The fair value measurement of the redeemable convertible preferred stock warrant liabilities is based on significant inputs not observed in the market and thus represents a Level 3 measurement. The Company estimated the fair value of the liability using the Black-Scholes option-pricing model and any change in fair value is recognized as a gain or loss in the consolidated statements of operations. The following table sets forth a summary of the changes in the fair value of Level 3 financial liabilities (in thousands):

	June 30,
	2018	2019
Fair value, beginning of period	$481	$663
Change in fair value	182	319
Forfeiture of warrants	-	(294)

Fair value, end of period	$663	$688

NOTE 3—SHORT-TERM INVESTMENTS

Short-term investments consisted of the following (in thousands):

	June 30, 2018
	Amortized cost	Gross unrealized losses	Fair value
Corporate bonds	$47,722	$(26)	$47,696
U.S. treasury securities	12,965	(10)	12,955
Asset-backed securities	9,228	(12)	9,216

	$69,915	$(48)	$69,867

	June 30, 2019
	Amortized cost	Gross unrealized gains	Fair value
U.S. treasury securities	$64,683	$75	$64,758
Corporate bonds	4,787	-	4,787
Asset-backed securities	2,424	-	2,424

	$71,894	$75	$71,969

The amortized cost and fair value amounts include accrued interest receivable of $0.2 million and $0.2 million at June 30, 2018 and 2019, respectively. There have been no significant realized gains or losses on the short-term investments for the periods presented.

Confidential Treatment Requested by Bill.com Holdings, Inc.

Pursuant to 17 C.F.R Section 200.83

The following table presents gross unrealized losses and fair values for those investments that were in an unrealized loss position as of June 30, 2018 (in thousands):

	June 30, 2018
	Fair value	Unrealized Losses
Corporate bonds	$21,396	$(26)
U.S. treasury securities	7,977	(10)
Asset-backed securities	9,216	(12)

Total	$38,589	$(48)

Investments with unrealized losses as of June 30, 2018 had been in a continuous unrealized loss position for less than 12 months. The Company does not intend to sell the investments and it is not likely that the Company will be required to sell the investments before recovery of their amortized cost bases, which may be at maturity. Therefore, the Company did not consider those unrealized investment losses as an other-than-temporary impairment of the investments.

NOTE 4—FUNDS HELD FOR CUSTOMERS

Funds held for customers consisted of the following (in thousands):

	June 30,
	2018	2019
Restricted cash and other receivables	$261,555	$470,971
Restricted cash equivalents	303,650	424,219
Corporate bonds	166,570	302,070
Certificates of deposit	185,360	105,377
U.S. Treasury securities	-	30,960

Total funds held for customers	917,135	1,333,597
Less—income earned by the Company included in other current assets	(2,122)	(4,291)

Total funds held for customers, net of income earned by the Company	$915,013	$1,329,306

Income earned by the Company that is included in other current assets represents interest income, accretion of discount (offset by amortization of premium), and net unrealized gains on customer funds that were invested in money market funds and short-term marketable debt securities. Earnings from these investments are contractually earned by the Company and are expected to be transferred into the Company’s corporate deposit account upon sale or settlement of the associated investment.

Below is a summary of the fair value of funds held for customers that were invested in short-term marketable debt securities (in thousands):

	June 30, 2018
	Amortized cost basis	Gross unrealized gains	Gross unrealized losses	Fair value
Corporate bonds	$166,641	$11	$(82)	$166,570
Certificates of deposit	185,418	19	(77)	185,360

Total	$352,059	$30	$(159)	$351,930

Confidential Treatment Requested by Bill.com Holdings, Inc.

Pursuant to 17 C.F.R Section 200.83

	June 30, 2019
	Amortized cost basis	Gross unrealized gains	Gross unrealized losses	Fair value
Corporate bonds	$301,755	$327	$(12)	$302,070
Certificates of deposit	105,297	81	(1)	105,377
U.S. Treasury securities	30,927	33	-	30,960

Total	$437,979	$441	$(13)	$438,407

The amortized cost and estimated fair value amounts include accrued interest receivable of $1.0 million and $1.9 million at June 30, 2018 and 2019, respectively.

The following tables present gross unrealized losses and fair values for those investments that were in an unrealized loss position as of June 30, 2018 and 2019 (in thousands):

	June 30, 2018
	Fair value	Unrealized Losses
Corporate bonds	$67,013	$(82)
Certificates of deposit	80,515	(77)

Total	$147,528	$(159)

	June 30, 2019
	Fair value	Unrealized Losses
Corporate bonds	$46,065	$(12)
Certificates of deposit	12,027	(1)

Total	$58,092	$(13)

Investments with unrealized losses have been in a continuous unrealized loss position for less than 12 months. The Company does not intend to sell the investments and it is not likely that the Company will be required to sell the investments before recovery of their amortized cost bases, which may be at maturity. Therefore, the Company does not consider those unrealized investment losses as other-than-temporary impairment of the investments. There have been no significant realized gains or losses on the short-term investments for the periods presented.

NOTE 5—SIGNIFICANT BALANCE SHEET COMPONENTS

Property and equipment—Property and equipment consisted of the following (in thousands):

	June 30,
	2018	2019
Computers, software and equipment	$9,046	$10,341
Capitalized software	1,831	3,387
Furniture and fixtures	1,535	1,859
Leasehold improvements	2,011	2,435

	14,423	18,022
Less: accumulated depreciation and amortization	(8,475)	(11,465)

Property and equipment, net	$5,948	$6,557

Confidential Treatment Requested by Bill.com Holdings, Inc.

Pursuant to 17 C.F.R Section 200.83

Depreciation and amortization expense during the years ended June 30, 2018 and 2019 was $2.3 million and $3.2 million, respectively.

Other accrued and current liabilities—Other accrued and current liabilities consisted of the following (in thousands):

	June 30,
	2018	2019
Accrued sales and use tax	$935	$2,881
Current portion of a long-term payable for a purchase of software	494	512
Deferred rent and lease incentives	193	494
Non-sufficient funds reserve	91	147
Accrued license fees	85	131
Other	1,203	2,391

Total	$3,001	$6,556

NOTE 6—BANK BORROWINGS

Senior Secured Credit Facilities

On June 28, 2019, the Company entered into a Senior Secured Credit Facilities Credit Agreement (Senior Facilities Agreement) with Silicon Valley Bank, an affiliate of an investor of the Company, for a revolving credit facility of up to $50.0 million, which amount may be increased by up to $25.0 million upon request and subject to conditions. Under the Senior Facilities Agreement, Bill.com, LLC is the borrower and Bill.com Holdings, Inc. is the guarantor. The Senior Facilities Agreement expires on June 28, 2022. Concurrent with the closing of the Senior Facilities Agreement on June 28, 2019, the Amended and Restated Loan and Security Agreement entered into in October 2017 with the same bank was terminated.

Borrowings under the Senior Facilities Agreement are subject to a borrowing base. In addition, borrowings under the Senior Facilities Agreement are subject to interest at a rate per annum determined as follows: (a) Eurodollar loans shall bear interest at a rate per annum equal to the Eurodollar rate, plus the applicable margin of 1.75% or 2.75% depending on the Company’s cash balance (Eurodollar rate is calculated based on the ratio of Eurodollar Base Rate, which is determined by reference to ICE Benchmark Administration London Interbank Offered Rate over the Eurocurrency Reserve Requirements, but not less than 0%), or (b) Alternate Base Rate (ABR) loans shall bear interest at a rate per annum equal to the ABR, minus the applicable margin of -0.25% or -1.25%, depending on the Company’s cash balance (ABR is equal to the highest of the (i) prime rate, (ii) Federal Funds effective rate plus 0.50%, and (iii) Eurodollar rate plus 1.25%).

The Senior Facilities Agreement requires the Company to comply with certain restricted covenants. As of June 30, 2019, the Company was in compliance with the loan covenants. Borrowings under the Senior Facilities are secured by substantially all of the Company’s assets, and are fully and unconditionally guaranteed by Bill.com Holdings, Inc.

The Company had no outstanding borrowings under the Senior Facilities Agreement as of June 30, 2019.

Amended and Restated Loan and Security Agreement

In October 2017, the Company entered into an Amended and Restated Loan and Security Agreement (Loan Agreement) with Silicon Valley Bank, an affiliate of an investor of the Company, that provided for a term loan of up to $10.0 million and a revolving line of credit of up to $15.0 million.

Confidential Treatment Requested by Bill.com Holdings, Inc.

Pursuant to 17 C.F.R Section 200.83

The term loan under the Loan Agreement allowed the Company to take term advances in two tranches of $7.5 million and $2.5 million, respectively. The Company borrowed $7.5 million under the first tranche in October 2017, which was used to repay in full all outstanding obligations under the old loan and security agreement with the same bank. The Company had no borrowings from the second tranche. The term loan bore interest at a floating rate per annum equal to 0.25% below the prime rate. The term loan, which had a 4-year term, was terminated upon the closing of the Senior Facilities Agreement with the same bank on June 28, 2019. All outstanding principal balances and accrued interest, including $0.2 million of a final balloon interest payment, were paid in full as of June 30, 2019. As of June 30, 2018, the outstanding principal balance of the term loan was $7.5 million and the interest rate was 4.75%.

The revolving line of credit under the Loan Agreement provided for borrowings of up to a total of $15.0 million. Borrowings under the revolving line of credit bore interest at a floating rate per annum equal to the prime rate. The revolving line of credit, which had a three-year term, was terminated upon the closing of the Senior Facilities Agreement with the same bank on June 28, 2019. All outstanding principal balances and accrued interest under the revolving line of credit were paid in full as of June 30, 2019. As of June 30, 2018, the outstanding borrowing from the revolving line of credit was $2.0 million and the interest rate was 5.00%.

NOTE 7—REDEEMABLE CONVERTIBLE PREFERRED STOCK

At June 30, 2019, redeemable convertible preferred stock consisted of the following (in thousands):

	Shares authorized	Shares issued and outstanding	Liquidation preference	Gross proceeds
Series A	5,400	2,700	$2,106	$2,106
Series B	21,733	10,815	15,790	15,790
Series C	9,197	4,599	8,500	8,500
Series D	12,425	6,200	15,500	15,500
Series E	17,512	8,756	35,200	35,200
Series E-1	1,393	697	2,800	2,800
Series F	9,756	4,878	29,750	29,750
Series F-1	82	41	250	250
Series G	16,892	8,446	82,500	82,500
Series H	11,700	5,303	88,117	88,117

	106,090	52,435	$280,513	$280,513

The significant features of the Company’s redeemable convertible preferred stock are as follows:

Dividend rights—Holders of Series A, Series B, Series C, Series D, Series E, Series E-1, Series F, Series F-1, Series G, and Series H preferred stock are entitled to receive noncumulative dividends, prior and in preference to the payment of any dividends to holders of common stock, of $0.06, $0.12, $0.148, $0.20, $0.3216, $0.3216, $0.4880, $0.4880, $0.7814 and $1.3292 per share, respectively, if and when declared by the Board of Directors. After the payment of such dividends to the holders of preferred stock in any calendar year, any additional dividends declared by the Board of Directors shall be payable to the holders of preferred stock and common stock ratably based on the number of common shares into which the then outstanding shares of preferred stock could be converted. No dividends have been declared as of June 30, 2019.

Liquidation rights—Prior to any payment to holders of common stock, the holders of Series A, Series B, Series C, Series D, Series E, Series E-1, Series F, Series F-1, Series G and Series H

Confidential Treatment Requested by Bill.com Holdings, Inc.

Pursuant to 17 C.F.R Section 200.83

preferred stock are entitled to receive, upon liquidation, winding-up, or dissolution of the Company, an amount equal to the original issue price per share, plus all declared and unpaid dividends on such shares of preferred stock. Thereafter, the remaining assets and funds, if any, shall be distributed pro rata among the common stockholders. If the assets or property are not sufficient to allow full payment to the holders of preferred stock as set forth above, the available assets shall be distributed ratably to the holders of preferred stock in proportion to the full preferential amount each holder is otherwise entitled to receive.

Conversion rights—Each share of preferred stock is convertible, at the option of the holder, into one share of common stock, subject to adjustment for events of issuance of stock dividends, a subdivision of preferred stock, a combination of preferred stock, or the conversion of preferred stock. The preferred stock shall automatically be converted into common stock on the earlier of (i) immediately prior to the closing of a Qualified IPO in which the public offering price is at least the original issue price of Series H preferred stock or (ii) the Company’s receipt of the written consent of the holders of the majority of the then outstanding shares of preferred stock (voting together as a single class on an as converted to common stock basis).

If the Series E, F, G and H preferred stock are automatically converted into shares of common stock in conjunction with a sale of the Company (Special Conversion), and upon such conversion, the proceeds payable to a holder of the shares of common stock issued (Special Common Share) are less than the proceeds such holder would have received on account of the Series E, F, G and H preferred stock shares in such sale of the Company had the Special Conversion not taken place, the Company shall issue to each holder of Special Common Shares such additional number of shares of common stock as necessary, when taken together with the proceeds payable in such sale of the Company on account of the Special Common Shares, to entitle each holder to receive aggregate proceeds in the Sale of the Company equal to the proceeds such holder would have received on account of holding the Series E, F, G and H preferred stock if the Special Conversion had not occurred.

Redemption rights—The preferred stock is not redeemable at the option of the holder thereof. Although not mandatorily redeemable or redeemable at any point during which the shares were outstanding, the preferred stock would become redeemable at the option of the holders in the event of certain “liquidation events” that are not solely within the control of the Company (including a merger, the sale of all of the Company’s assets, etc.). Therefore, all shares of preferred stock were presented outside of permanent equity. The Company did not adjust the carrying values of the redeemable convertible preferred stock to the deemed liquidation values of such shares since a liquidation event was not probable at either of the reporting dates. Subsequent adjustments to increase or decrease the carrying values to the ultimate liquidation values will be made only if and when it becomes probable that such a liquidation event will occur.

Voting rights—The holders of each share of preferred stock are entitled to the number of votes equal to the number of shares of common stock into which such share is convertible.

NOTE 8—STOCK-BASED COMPENSATION

In 2006 and 2016, the Company’s Board of Directors approved the adoption of the 2006 Equity Incentive Plan and the 2016 Equity Incentive Plan (together the “Option Plans”). The 2016 Equity Incentive Plan was adopted when the 2006 Equity Incentive Plan reached its ten-year term and was terminated. The Option Plans permit the Company to issue up to 6,337,779 and 11,370,068 shares of the Company’s common stock as of June 30, 2018 and 2019, respectively. The Option Plans provide for the grant of incentive and non-statutory stock options to employees, nonemployee directors, and consultants of the Company. Options granted under the Option Plans generally become exercisable ratably over a four-year period following the date of grant and expire ten years from the date of grant.

Confidential Treatment Requested by Bill.com Holdings, Inc.

Pursuant to 17 C.F.R Section 200.83

Other than options with early exercise provisions, all options are exercisable only to the extent vested. Unvested shares of options granted with double trigger vesting acceleration will vest 50% in the event of a sale of the Company and the termination of the option holder. There were no outstanding unvested shares that had been early exercised as of June 30, 2018. The total number of outstanding unvested shares that had been early exercised as of June 30, 2019 was not significant.

The exercise price of incentive stock options granted under the Option Plans must be at least equal to 100% of the fair value of the Company’s common stock at the date of grant, as determined by the Board of Directors. The exercise price of non-statutory options granted under the Option Plans must be at least equal to 85% of the fair value of the Company’s common stock at the date of grant, as determined by the Board of Directors.

Stock option activity during the years ended June 30, 2018 and 2019 was as follows:

	Number of Shares Outstanding (in thousands)	Weighted average exercise price per share	Weighted average remaining contractual term (in years)	Aggregate intrinsic value (in thousands)
Balance at June 30, 2017	4,554	$2.27	7.95	$8,230
Options granted	1,742	$4.17
Options exercised	(341)	$2.03
Options cancelled/forfeited/expired	(339)	$2.99

Balance at June 30, 2018	5,616	$2.83	7.75	$13,640
Options granted	5,706	$8.30
Options exercised	(809)	$2.10
Options cancelled/forfeited/expired	(486)	$4.92

Balance at June 30, 2019	10,027	$5.90	8.37	$75,223

Vested and expected to vest at June 30, 2019(1)	8,670	$5.66	8.23	$67,129

Vested at June 30, 2019	3,241	$2.68	6.46	$34,755

(1)	The expected-to-vest options are the result of applying the pre-vesting forfeiture rate assumptions to total outstanding options.

The total intrinsic value of options exercised during the years ended June 30, 2018 and 2019 was $0.7 million and $3.8 million, respectively. The intrinsic value was calculated as the difference between the estimated fair value of the Company’s common stock at exercise, as determined by the Board of Directors, and the exercise price of the in-the-money options. The weighted-average grant date fair value of options granted during the years ended June 30, 2018 and 2019 was $2.02 and $4.24 per share, respectively.

Confidential Treatment Requested by Bill.com Holdings, Inc.

Pursuant to 17 C.F.R Section 200.83

Stock-based compensation expense during the years ended June 30, 2018 and 2019 was included in the following line items in the accompanying consolidated statements of operations (in thousands):

	Year ended June 30,
	2018	2019
Cost of revenue	$78	$331
Research and development	429	1,128
Sales and marketing	508	922
General and administrative	530	1,701

	$1,545	$4,082

As of June 30, 2019, there was $18.5 million of unamortized stock-based compensation cost related to unvested stock options which is expected to be recognized over a weighted-average period of 3.4 years. The Company received $0.7 million and $1.7 million from options exercised during the years ended June 30, 2018 and 2019, respectively.

The fair value of options granted during the years ended June 30, 2018 and 2019 was estimated at the date of grant using the Black-Scholes option-pricing model with the following assumptions:

	Year ended June 30,
	2018	2019
Expected term (in years)	6.25	6.25
Expected volatility	45.0% to 55.1%	46.0% to 51.0%
Risk-free interest rate	2.05% to 2.89%	2.19% to 2.89%
Expected dividend yield	0%	0%

The fair value of the shares of common stock underlying stock options has historically been determined by the Company’s Board of Directors. Because there has been no public market for the Company’s common stock, the Board of Directors has determined fair value of the common stock at the time of grant of the option by considering a number of objective and subjective factors including important developments in the Company’s operations, valuations performed by an independent third party, sales of preferred stock, actual operating results and financial performance, the conditions in the industry and the economy in general, the stock price performance and volatility of comparable public companies, and the lack of liquidity of the Company’s common stock, among other factors.

The Black-Scholes option-pricing model requires the use of highly subjective assumptions which determine the fair value of stock-based awards. These assumptions include:

Expected term—The expected term represents the period that stock-based awards are expected to be outstanding. The expected term for option grants is determined using the simplified method. The simplified method deems the term to be the average of the time-to-vesting and the contractual life of the stock-based awards.

Expected volatility—Since the Company is privately held and does not have any trading history for its common stock, the expected volatility was estimated based on the average volatility for comparable publicly traded companies over a period equal to the expected term of the stock option grants. The comparable companies were chosen based on their similar size, stage in the life cycle or area of specialty.

Confidential Treatment Requested by Bill.com Holdings, Inc.

Pursuant to 17 C.F.R Section 200.83

Risk-free interest rate—The risk-free interest rate is based on the U.S. Treasury zero coupon issues in effect at the time of grant for periods corresponding with the expected term of option.

Expected dividend yield—The Company has never paid dividends on its common stock and has no plans to pay dividends on its common stock. Therefore, the Company used an expected dividend yield of zero.

NOTE 9—STOCK WARRANTS

As of June 30, 2018 and 2019, the following warrants were issued and outstanding (in thousands except per share amounts):

	Number of Warrants Issued and Outstanding		Weighted average exercise price per share	Expiration date
	June 30, 2018	June 30, 2019
Series B redeemable convertible preferred stock warrants	103	51	$1.46	January 2020
Series D redeemable convertible preferred stock warrants	12	12	$2.50	May 2020
Common stock warrants	-	63	$6.40	April 2024

Total	115	126

The Company re-measures its outstanding redeemable convertible preferred stock warrant liabilities to fair value using the Black-Scholes option-pricing model. The key inputs used in the valuation were as follows:

	June 30,
	2018	2019
Expected term (in years)	1.04	0.58
Expected volatility	46.0%	51.0%
Risk-free interest rate	2.3%	2.0%
Expected dividend yield	0%	0%

Estimates of expected term were based on the remaining contractual period of the warrant. Estimates of the volatility for the option-pricing model were based on the volatility of respective preferred stock. The risk-free interest rate was based on the U.S. Treasury yield for a term consistent with the estimated expected term.

The Company has an agreement with a customer to issue warrants for up to 5.6 million shares of the Company’s common stock and non-voting common stock at an exercise price of $4.50 per share over a period of five years. Issuance of the warrants is contingent upon certain performance conditions and subject to certain limits. As of June 30, 2018 and 2019, there were no warrants issued or issuable under this agreement. The Company has concluded that the performance conditions for the issuance of this warrant are not probable of being met.

Confidential Treatment Requested by Bill.com Holdings, Inc.

Pursuant to 17 C.F.R Section 200.83

NOTE 10—INCOME TAXES

The components of loss before the provision for (benefit from) income taxes were as follows (in thousands):

	Year ended June 30,
	2018	2019
Domestic	$(7,185)	$(7,470)
Foreign	-	-

Total	$(7,185)	$(7,470)

The components of provision for (benefit from) income taxes were as follows (in thousands):

	Year ended June 30,
	2018	2019
Current:
Federal	$-	$-
State	10	20
Foreign		-

Total current	10	20

Deferred:
Federal	-	(142)
State	-	(34)
Foreign	-	-

Total deferred	-	(176)

Provision for (benefit from) income taxes	$10	$(156)

On December 22, 2017, the 2017 Tax Cuts and Jobs Act (Tax Act) was enacted into law making significant changes to the Internal Revenue Code. Changes include, but are not limited to, a federal corporate tax rate decrease from 35% to 21% for tax years beginning after December 31, 2017, the transition of U.S. international taxation from a worldwide tax system to a territorial system and a one-time transition tax on the mandatory deemed repatriation of foreign earnings. The Company is required to recognize the effect of the tax law changes in the period of enactment, such as re-measuring its U.S. deferred tax assets and liabilities as well as reassessing the net realizability of its deferred tax assets and liabilities. The Tax Act did not have material impact on the Company’s consolidated financial statements due to its historical loss position and the full valuation allowance on its deferred tax assets.

As of June 30, 2019, pursuant to SEC Staff Accounting Bulletin (SAB) 118 (regarding the application of ASC 740 associated with the enactment of the Tax Act), the Company had considered SAB 118 and concluded its accounting under ASC 740 for the provisions of the Tax Act was complete. There were no adjustments deemed necessary during the year ended June 30, 2019.

Confidential Treatment Requested by Bill.com Holdings, Inc.

Pursuant to 17 C.F.R Section 200.83

The items accounting for the difference between the income taxes computed at the federal statutory rate and the provision for (benefit from) income taxes consisted of the following (in thousands):

	Year ended June 30,
	2018	2019
Expected benefit at U.S. Federal statutory rate	$(1,976)	$(1,569)
Stock-based compensation	297	390
Federal and state R&D credits	(909)	(2,111)
Deferred tax asset re-measurement due to Tax Reform	12,227	-
Change in valuation allowance	(9,753)	3,029
Other	124	105

Provision for income tax expense (benefit)	$10	$(156)

The components of deferred tax assets and liabilities were as follows as of June 30, 2018 and 2019, (in thousands):

	June 30,
	2018	2019
Deferred tax assets:
Accruals and reserves	$916	$1,631
Deferred revenue	33	84
Property and equipment	73	-
Stock-based compensation	285	700
Net operating loss carryforwards	26,027	26,690
Research and development credits	3,056	5,649

Total deferred tax assets before valuation allowance	30,390	34,754
Valuation allowance	(29,590)	(33,253)

Deferred tax assets	$800	$1,501

Deferred tax liabilities:
Deferred contract costs	$(800)	$(1,229)
Property and equipment	-	(143)
Other	-	(129)

Total deferred tax liabilities	$(800)	$(1,501)

Net deferred tax assets (liabilities)	$-	$-

ASC 740 requires that the tax benefit of net operating losses, temporary differences, and credit carryforwards be recorded as an asset to the extent that management assesses that realization is “more likely than not.” Realization of the future tax benefits is dependent on the Company’s ability to generate sufficient taxable income within the carryforward period. Because of the Company’s recent history of operating losses, management believes that recognition of the deferred tax assets arising from the above-mentioned future tax benefits is currently not likely to be realized and, accordingly, has provided a valuation allowance. The change in valuation allowance was approximately $10.0 million and $3.7 million during the years ended June 30, 2018 and 2019, respectively, including a decrease in valuation allowance of $0.7 million related to the adoption of ASC 606 during the year ended June 30, 2018.

As of June 30, 2019, the Company had net operating loss carryforwards for federal and state tax purposes of $104.2 million and $71.3 million respectively, available to reduce future taxable income. If not utilized, the federal and state net operating loss carryforwards will begin to expire in 2026. As of

Confidential Treatment Requested by Bill.com Holdings, Inc.

Pursuant to 17 C.F.R Section 200.83

June 30, 2019, the Company also has federal and state research and development tax credit carryforwards of $4.7 million and $4.3 million, respectively. If not utilized, the federal tax credits will expire at various dates beginning in 2027. The state tax credits do not expire and will carry forward indefinitely until utilized.

Utilization of the net operating loss and tax credit carryforwards may be subject to a substantial annual limitation due to the ownership change limitations provided by the Internal Revenue Code and other similar state provisions. The annual limitation may result in the expiration of net operating losses and tax credits before utilization.

As of June 30, 2018 and 2019, the Company had $1.5 million and $2.7 million, respectively, of unrecognized tax benefits related to federal and California R&D credits. Below is the reconciliation of the unrecognized tax benefits (in thousands):

	June 30,
	2018	2019
Balance at the beginning of the year	$835	$1,457
Additions based upon tax positions related to the current year	-	1,028
Additions based upon tax positions related to the prior year	622	207

Balance at the end of the year	$1,457	$2,692

The Company files United States federal, California, and other various state income tax returns. All net operating losses and tax credits generated to date are subject to adjustment for U.S. federal and state income tax purposes. The Company does not anticipate any material change to its unrecognized tax benefits over the next twelve months. A number of the Company’s tax returns remain subject to examination by taxing authorities. These include U.S. federal and state tax returns. The tax years from 2006 to 2018 remain open as a result of unused tax attributes being carried forward.

NOTE 11—COMMITMENTS AND CONTINGENCIES

Operating leases—The Company leases office space under non-cancelable operating leases that expire through March 2025. Rent expense is recognized on a straight-line basis over the lease term. Rent expense, net of sublease income, was $1.5 million and $2.3 million during the years ended June 30, 2018 and 2019, respectively.

Future minimum lease payments under non-cancelable operating leases as of June 30, 2019 are as follows (in thousands):

Fiscal years ending June 30:
2020	$2,611
2021	615
2022	631
2023	647
2024	663
Thereafter	510

Total	$5,677

Other agreements—The Company has a ten-year strategic partnership agreement with a third party to market and promote the Company’s online bill payment products that expires in June 2027. Expense recognized under this agreement, which was included in sales and marketing expenses, was $2.3 million and $2.3 million during the years ended June 30, 2018 and 2019, respectively.

Confidential Treatment Requested by Bill.com Holdings, Inc.

Pursuant to 17 C.F.R Section 200.83

The Company purchased a software license and maintenance and support services from a vendor that are payable on an installment basis through August 2021 under a non-cancellable service agreement.

Future payments under these other agreements as of June 30, 2019 are as follows (in thousands).

Fiscal years ending June 30:
2020	$3,250
2021	3,000
2022	2,000
2023	2,000
2024	2,000
Thereafter	5,500

Total	$17,750

Litigation—From time to time, the Company is involved in lawsuits, claims, investigations, and proceedings that arise in the ordinary course of business. The Company records a provision for a liability when management believes that it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated. As of June 30, 2018 and 2019, the estimate of the provision for litigation liability is immaterial. The Company reviews these provisions periodically and adjusts these provisions to reflect the impact of negotiations, settlements, rulings, advice of legal counsel, and other information and events pertaining to a particular case. Litigation is inherently unpredictable.

NOTE 12—NET LOSS PER SHARE ATTRIBUTABLE TO COMMON STOCKHOLDERS

The following table presents the calculation of basic and diluted net loss per share attributable to common stockholders during the years ended June 30, 2018 and 2019 (in thousands, except per share amounts):

	Year ended June 30,
	2018	2019
Numerator
Net loss attributable to common stockholders	$(7,195)	$(7,314)
Denominator
Weighted-average number of common shares used to compute net loss per share attributable to common stockholders:
Basic and diluted	7,155	7,797

Net loss per share attributable to common stockholders
Basic and diluted	$(1.01)	$(0.94)

Confidential Treatment Requested by Bill.com Holdings, Inc.

Pursuant to 17 C.F.R Section 200.83

Potentially dilutive securities, which were excluded from the diluted net loss per share calculations because they would have been antidilutive, are as follows (in thousands):

	Year ended June 30,
	2018	2019
Redeemable convertible preferred stock as-converted	47,131	52,435
Stock options	5,616	10,027
Warrants to purchase redeemable convertible preferred stock	115	63
Warrants to purchase common stock	-	63

Total	52,862	62,588

NOTE 13—SUBSEQUENT EVENTS

The Company evaluated its consolidated financial statements for subsequent events through September 5, 2019, the date the consolidated financial statements were available to be issued.

In July 2019, the Company’s board of directors granted options to purchase 965,993 shares of common stock at an exercise price of $13.40 per share under the 2016 Equity Incentive Plan.

In August 2019, the Company’s board of directors granted options to purchase 575,747 shares of common stock at an exercise price of $13.40 per share under the 2016 Equity Incentive Plan.

Confidential Treatment Requested by Bill.com Holdings, Inc.

Pursuant to 17 C.F.R Section 200.83

BILL.COM HOLDINGS, INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(Unaudited, in thousands, except per share amounts)

	June 30, 2019	March 31, 2020
ASSETS
Current assets:
Cash and cash equivalents	$90,306	$228,585
Short-term investments	71,969	153,838
Accounts receivable, net	4,398	3,440
Unbilled revenue	4,795	6,151
Prepaid expenses and other current assets	12,326	25,137
Funds held for customers	1,329,306	1,353,552

Total current assets	1,513,100	1,770,703
Property and equipment, net	6,557	12,317
Other assets	6,641	6,819

Total assets	$1,526,298	$1,789,839

LIABILITIES, REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ (DEFICIT) EQUITY
Current liabilities:
Accounts payable	$5,063	$6,477
Accrued compensation and benefits	4,333	6,723
Other accrued and current liabilities	6,556	10,894
Redeemable convertible preferred stock warrant liabilities	688	—
Deferred revenue	3,469	6,101
Line of credit borrowings	—	2,300
Customer fund deposits	1,329,306	1,353,552

Total current liabilities	1,349,415	1,386,047
Deferred revenue, non-current	1,786	2,098
Other long-term liabilities	1,447	11,745

Total liabilities	1,352,648	1,399,890

Commitments and contingencies (Note 11)
Redeemable convertible preferred stock: 106,090 shares authorized, and 52,435 shares issued and outstanding at June 30, 2019; none authorized, issued and outstanding at March 31, 2020	276,307	-
Stockholders’ equity (deficit):
Preferred stock: $0.00001 par value per share; 10,000 shares authorized; none issued and outstanding	-	-
Common stock; $0.00001 par value per share; 169,300 and 500,000 shares authorized; 8,154 and 72,460 shares issued and outstanding at June 30, 2019 and March 31, 2020, respectively	1	2
Additional paid-in capital	14,672	530,190
Accumulated other comprehensive income (loss)	326	(994)
Accumulated deficit	(117,656)	(139,249)

Total stockholders’ (deficit) equity	(102,657)	389,949

Total liabilities, redeemable convertible preferred stock and stockholders’ (deficit) equity	$1,526,298	$1,789,839

See accompanying notes to condensed consolidated financial statements.

Confidential Treatment Requested by Bill.com Holdings, Inc.

Pursuant to 17 C.F.R Section 200.83

BILL.COM HOLDINGS, INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Unaudited, in thousands, except per share amounts)

	Three months ended March 31,		Nine months ended March 31,
	2019	2020	2019	2020
Revenue
Subscription and transaction fees	$22,112	$36,092	$60,726	$97,604
Interest on funds held for customers	6,132	5,138	15,941	17,886

Total revenue	28,244	41,230	76,667	115,490
Cost of revenue	7,914	10,110	21,430	29,044

Gross profit	20,330	31,120	55,237	86,446

Operating expenses
Research and development	7,899	13,969	19,477	38,476
Sales and marketing	7,365	11,802	20,165	33,560
General and administrative	7,904	15,064	20,245	38,347

Total operating expenses	23,168	40,835	59,887	110,383

Loss from operations	(2,838)	(9,715)	(4,650)	(23,937)
Other income, net	734	1,397	1,737	2,396

Loss before (benefit from) provision for income taxes	(2,104)	(8,318)	(2,913)	(21,541)
(Benefit from) provision for income taxes	(70)	1	(97)	52

Net loss	$(2,034)	$(8,319)	$(2,816)	$(21,593)

Net loss per share attributable to common stockholders:
Basic and diluted	$(0.26)	$(0.11)	$(0.37)	$(0.63)

Weighted-average number of common shares used to compute net loss per share attributable to common stockholders:
Basic and diluted	7,946	72,379	7,701	34,167

See accompanying notes to condensed consolidated financial statements.

Confidential Treatment Requested by Bill.com Holdings, Inc.

Pursuant to 17 C.F.R Section 200.83

BILL.COM HOLDINGS, INC.

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(Unaudited, in thousands)

	Three months ended March 31,		Nine months ended March 31,
	2019	2020	2019	2020
Net loss	$(2,034)	$(8,319)	$(2,816)	$(21,593)
Other comprehensive income (loss):
Net unrealized gain (loss) on investments in available- for-sale securities, before tax	268	(1,014)	438	(1,320)
Income tax	(69)	-	(113)	-

Comprehensive loss	$(1,835)	$(9,333)	$(2,491)	$(22,913)

See accompanying notes to condensed consolidated financial statements.

Confidential Treatment Requested by Bill.com Holdings, Inc.

Pursuant to 17 C.F.R Section 200.83

BILL.COM HOLDINGS, INC.

CONDENSED CONSOLIDATED STATEMENTS OF REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ EQUITY (DEFICIT)

(Unaudited, in thousands)

	Three months ended March 31, 2019
	Redeemable convertible preferred stock		Common stock		Additional paid-in capital	Accumulated other comprehensive income (loss)	Accumulated deficit	Total stockholders’ deficit
	Shares	Amount	Shares	Amount
Balance at December 31, 2018	51,345	$258,248	7,879	$1	$10,816	$(51)	$(111,124)	$(100,358)
Issuance of Series H redeemable convertible preferred stock, net of issuance costs	1,090	18,045	-	-	-	-	-	-
Exercise of stock options	-	-	136	-	365	-	-	365
Stock-based compensation	-	-	-	-	1,376	-	-	1,376
Issuance of warrants	-	-	-	-	87	-	-	87
Other comprehensive income, net of tax	-	-	-	-	-	199	-	199
Net loss	-	-	-	-	-	-	(2,034)	(2,034)

Balance at March 31, 2019	52,435	$276,293	8,015	$1	$12,644	$148	$(113,158)	$(100,365)

	Nine months ended March 31, 2019
	Redeemable					Accumulated
	convertible				Additional	other		Total
	preferred stock		Common stock		paid-in	comprehensive	Accumulated	stockholders’
	Shares	Amount	Shares	Amount	capital	income (loss)	deficit	deficit
Balance at June 30, 2018	47,131	$191,147	7,345	$1	$8,614	$(177)	$(110,342)	$(101,904)
Issuance of Series H redeemable convertible preferred stock, net of issuance csts	5,304	85,146	-	-	-	-	-	-
Exercise of stock options	-	-	670	-	1,314	-	-	1,314
Stock-based compensation	-	-	-	-	2,577	-	-	2,577
Issuance of stock warrants	-	-	-	-	139	-	-	139
Other comprehensive income, net of tax	-	-	-	-	-	325	-	325
Net loss	-	-	-	-	-	-	(2,816)	(2,816)

Balance at March 31, 2019	52,435	$276,293	8,015	$1	$12,644	$148	$(113,158)	$(100,365)

Confidential Treatment Requested by Bill.com Holdings, Inc.

Pursuant to 17 C.F.R Section 200.83

	Three months ended March 31, 2020
	Redeemable convertible preferred stock		Common stock		Additional paid-in	Accumulated other comprehensive	Accumulated	Total stockholders’
	Shares	Amount	Shares	Amount	capital	income (loss)	deficit	equity
Balance at December 31, 2019	-	$-	72,267	$2	$524,260	$20	$(130,930)	$393,352
Exercise of stock options	-	-	193	-	845	-	-	845
Stock-based compensation	-	-	-	-	5,085	-	-	5,085
Other comprehensive loss, net of tax	-	-	-	-	-	(1,014)	-	(1,014)
Net loss	-	-	-	-	-	-	(8,319)	(8,319)

Balance at March 31, 2020	-	$-	72,460	$2	$530,190	$(994)	$(139,249)	$389,949

	Nine months ended March 31, 2020
	Redeemable convertible preferred stock		Common stock		Additional paid-in capital	Accumulated other comprehensive income (loss)	Accumulated deficit	Total stockholders’ equity (deficit)
	Shares	Amount	Shares	Amount
Balance at June 30, 2019	52,435	$276,307	8,154	$1	$14,672	$326	$(117,656)	$(102,657)
Conversion of redeemable convertible preferred stock to common stock upon initial public offering	(52,435)	(276,307)	52,435	1	276,306	-	-	276,307
Reclassification of redeemable convertible preferred stock warrant liabilities to additional paid-in capital upon initial public offering	-	-	-	-	1,405	-	-	1,405
Issuance of common stock upon initial public offering, net of underwriting discounts and commissions and other offering costs	-	-	11,297	-	225,481	-	-	225,481
Exercise of stock options	-	-	509	-	1,746	-	-	1,746
Exercise of stock warrants	-	-	65	-	144	-	-	144
Stock-based compensation	-	-	-	-	10,436	-	-	10,436
Other comprehensive loss, net of tax	-	-	-	-	-	(1,320)	-	(1,320)
Net loss	-	-	-	-	-	-	(21,593)	(21,593)

Balance at March 31, 2020	-	$-	72,460	$2	$530,190	$(994)	$(139,249)	$389,949

See accompanying notes to condensed consolidated financial statements.

Confidential Treatment Requested by Bill.com Holdings, Inc.

Pursuant to 17 C.F.R Section 200.83

BILL.COM HOLDINGS, INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited, in thousands)

	Nine months ended March 31,
	2019	2020
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(2,816)	$(21,593)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	2,419	3,205
Stock-based compensation	2,577	10,436
Accretion of discount on investment in marketable debt securities	(885)	(2,855)
Revaluation of warrant liabilities and forfeiture of warrants	(139)	717
Issuance of warrants	139	-
Deferred income taxes	(113)	-
Changes in assets and liabilities:
Accounts receivable	(1,704)	958
Unbilled revenue	(1,385)	(1,356)
Prepaid expenses and other current assets	(4,341)	(10,843)
Other assets	(804)	(1,047)
Accounts payable	3,140	(1,475)
Accrued and other current liabilities	1,782	6,893
Other long-term liabilities	(212)	10,689
Deferred revenue	264	2,944

Net cash used in operating activities	(2,078)	(3,327)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of corporate and customer fund short-term investments	(633,405)	(830,694)
Proceeds from maturities of corporate and customer fund short-term investments	550,814	596,311
Proceeds from sale of corporate and customer fund short-term investments	54,715	25,337
(Increase) decrease in restricted cash and cash equivalents and other receivables included in funds held for customers	(240,851)	102,498
Purchases of property and equipment	(2,259)	(5,736)
Capitalization of internal-use software costs	(1,315)	(489)
(Increase) decrease in restricted cash	(550)	550

Net cash used in investing activities	(272,851)	(112,223)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of common stock upon initial public offering, net of underwriting discounts and commissions and other offering costs	-	225,544
Proceeds from issuance of redeemable convertible preferred stock, net of issuance costs	87,875	-
Increase in customer fund deposits liability	264,897	24,246
Proceeds from line of credit borrowings	-	2,300
Payments on bank borrowings	(833)	-
Proceeds from exercise of stock options	1,316	1,746
Proceeds from exercise of stock warrants	-	144
Payments of deferred debt issuance costs	-	(151)

Net cash provided by financing activities	353,255	253,829

NET INCREASE IN CASH AND CASH EQUIVALENTS	78,326	138,279
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	22,401	90,306

CASH AND CASH EQUIVALENTS, END OF PERIOD	$100,727	$228,585

See accompanying notes to condensed consolidated financial statements.

Confidential Treatment Requested by Bill.com Holdings, Inc.

Pursuant to 17 C.F.R Section 200.83

BILL.COM HOLDINGS, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

NOTE 1—THE COMPANY AND ITS SIGNIFICANT ACCOUNTING POLICIES

Bill.com, Inc. (the Company), a Delaware company incorporated on April 7, 2006, is a provider of software-as-a-service, cloud-based payments products, which allow users to automate accounts payable and accounts receivable transactions and enable users to easily connect with their suppliers and/or customers to do business, manage cash flows and improve back office efficiency.

In November 2018, the Company consummated a reorganization by interposing a holding company between Bill.com, Inc. and its stockholders. To accomplish the reorganization, the Company formed BDC Payments Holdings, Inc. (BDC), which was incorporated in Delaware on August 2, 2018, and Bill.com, LLC (Merger Sub) as a wholly owned subsidiary of BDC. The Company merged Bill.com, Inc. and Merger Sub, with Bill.com, Inc. as the surviving entity, by issuing identical shares of stock of BDC to the stockholders of Bill.com, Inc. in exchange for their equity interest in Bill.com, Inc. After the merger, all of the stockholders of Bill.com, Inc. became 100% stockholders of BDC, and Bill.com, Inc. became a wholly owned subsidiary of BDC. Concurrent with the merger, Bill.com, Inc. (a C-corporation entity) was converted into a limited liability company and renamed into Bill.com, LLC, with BDC as the sole member.

The merger was considered a transaction between entities under common control. Accordingly, BDC recognized the assets and liabilities of Bill.com, Inc. at their carrying values and the accompanying condensed consolidated financial statements present comparative information for prior periods on a consolidated basis, as if both BDC and Bill.com, LLC (formerly Bill.com, Inc.) were under common control for all periods presented. On June 27, 2019, BDC changed its name to Bill.com Holdings, Inc.

Bill.com Holdings, Inc. and Bill.com, LLC are collectively referred to as the “Company” in the accompanying condensed consolidated financial statements after the reorganization.

On December 16, 2019, the Company closed its initial public offering (IPO), in which it issued 11,297,058 shares of common stock at a public offering price of $22.00 per share, which included 1,473,529 shares of common stock issued pursuant to the exercise in full of the over-allotment option by the underwriters. The Company received $225.5 million in net proceeds from the IPO, after deducting underwriting discounts and commissions of $17.4 million and other offering costs of $5.6 million. Upon the completion of the IPO, all shares of the Company’s outstanding redeemable convertible preferred stock were converted into 52,434,505 shares of common stock. Additionally, the Company’s redeemable convertible preferred stock warrants were converted into common stock warrants and the associated redeemable convertible preferred stock warrant liabilities were re-measured to its fair value of $1.4 million and reclassified to additional paid-in capital.

Basis of Presentation and Principles of Consolidation

The accompanying unaudited condensed consolidated financial statements include the accounts of the Company and have been prepared in accordance with U.S. generally accepted accounting principles (U.S. GAAP) and applicable rules and regulations of the Securities and Exchange Commission (SEC) regarding interim financial reporting. The unaudited condensed consolidated financial statements have been prepared on the same basis as the annual consolidated financial statements and reflect all normal and recurring adjustments that are, in the opinion of management, necessary to present fairly the Company’s financial position, results of operations, comprehensive loss,

Confidential Treatment Requested by Bill.com Holdings, Inc.

Pursuant to 17 C.F.R Section 200.83

changes in redeemable convertible preferred stock and stockholders’ equity (deficit), and cash flows for the periods presented. The results of operations for the three and nine months ended March 31, 2020 are not necessarily indicative of the results to be expected for the year ending June 30, 2020 or for any other future annual or interim period. The unaudited condensed consolidated balance sheet as of June 30, 2019 included herein was derived from the audited financial statements as of that date, but does not include all disclosures including certain notes required by U.S. GAAP on an annual reporting basis. All significant intercompany accounts and transactions have been eliminated.

These condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements and notes included in the Company’s final prospectus filed with the SEC pursuant to Rule 424(b)(4) under the Securities Act of 1933, as amended, on December 12, 2019 (Prospectus).

Emerging Growth Company Status

The Company is an emerging growth company, as defined in the Jumpstart Our Business Startups Act of 2012 (the JOBS Act). Under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until those standards apply to private companies. The Company has elected to use this extended transition period for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date that it is (i) no longer an emerging growth company or (ii) affirmatively and irrevocably opts out of the extended transition period provided in the JOBS Act. As a result, these condensed consolidated financial statements may not be comparable to companies that comply with the new or revised accounting pronouncements as of public company effective dates.

The JOBS Act does not preclude an emerging growth company from early adopting new or revised accounting standards. The Company expects to use the extended transition period for any new or revised accounting standards during the period which the Company remains an emerging growth company.

Stock Split

On November 27, 2019, the Company filed an amendment to its amended and restated certificate of incorporation to effect a reverse split of shares of the Company’s issued and outstanding redeemable convertible preferred stock, common stock and non-voting common stock on a 2-for-1 basis. The par value and authorized shares of the redeemable convertible preferred stock, common stock and non-voting common stock were not adjusted as a result of the reverse stock split. All references to the redeemable convertible preferred stock, common stock, non-voting common stock, options to purchase common stock, early exercised stock options, warrants to purchase redeemable convertible preferred stock, warrants to purchase common stock, per share amounts and related information contained in the condensed consolidated financial statements have been retroactively adjusted to reflect the effect of the reverse stock split for all periods presented.

Segment Reporting

The Company operates as one operating segment because its chief operating decision maker, who is the Chief Executive Officer, reviews its financial information on a consolidated basis for purposes of making decisions regarding allocating resources and assessing performance. All long-lived assets are located in the United States and all revenue is generated in the United States.

Confidential Treatment Requested by Bill.com Holdings, Inc.

Pursuant to 17 C.F.R Section 200.83

Use of Estimates

The preparation of condensed consolidated financial statements in conformity with U.S. GAAP requires management to make various estimates and assumptions that affect the amounts reported and disclosed in the condensed consolidated financial statements and the accompanying notes. Management regularly assesses these estimates, including those related to fair value of common stock prior to the Company’s IPO and stock-based compensation, fair value of redeemable convertible preferred stock warrant liabilities up until the date of the Company’s IPO, useful lives of property and equipment, the attribution method used to recognize revenue on annual contracts, reserve for sales tax obligations, reserve for losses on funds held for customers, and income taxes. The Company evaluates these estimates and assumptions and adjusts those estimates and assumptions accordingly. Actual results could differ from those estimates, and such differences may be material to the condensed consolidated financial statements.

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents, short-term investments, and accounts receivable. The Company maintains its cash and cash equivalents and short-term investments with major financial institutions that may at times exceed federally insured limits. Management believes that these financial institutions are financially sound and the Company has not experienced material losses. There were no customers that exceeded 10% of the Company’s total revenue during the three and nine months ended March 31, 2019 and 2020.

Significant Accounting Policies

The Company’s significant accounting policies are discussed in “Index to Consolidated Financial Statements–Note 1. The Company and its Significant Accounting Policies” in the Notes to Consolidated Financial Statements contained in the Prospectus. There have been no significant changes to these policies as described in the Prospectus.

Recently Issued Accounting Pronouncements Not Yet Adopted

In December 2019, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes. ASU 2019-12 removes certain exceptions to the general principles in Topic 740 as well as improves consistent application of and simplifies U.S. GAAP for other areas of Topic 740. ASU 2019-12 is effective for nonpublic business entities in fiscal years beginning after December 15, 2021, and interim periods within annual periods beginning after December 15, 2022. Early adoption is permitted. The Company is still evaluating the impact of this amendment on its consolidated financial statements.

In August 2018, the FASB issued ASU 2018-15, Intangibles—Goodwill and Other—Internal-Use Software (Subtopic 350-40): Customer’s Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement That is a Service Contract, which requires implementation costs incurred in a hosting arrangement that is a service contract to be capitalized and amortized over the term of the hosting arrangement. ASU 2018-15 is effective for nonpublic business entities in fiscal years beginning after December 15, 2020, and interim periods within annual periods beginning after December 15, 2021. Early adoption is permitted. The Company is still evaluating the impact of this amendment on its consolidated financial statements.

In August 2018, the FASB issued ASU 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement. ASU 2018-15

Confidential Treatment Requested by Bill.com Holdings, Inc.

Pursuant to 17 C.F.R Section 200.83

removes, modifies and adds certain disclosure requirements under Topic 820, such as the removal of disclosure of valuation process for Level 3 fair value measurements and removal of disclosure of changes in unrealized gains and losses for recurring Level 3 fair value measurements. ASU 2018-13 is effective for all entities in fiscal years beginning after December 15, 2019, and interim periods within those fiscal years. Early adoption is permitted. The Company is still evaluating the impact of this amendment on its consolidated financial statements.

In June 2018, the FASB Issued ASU 2018-07, Compensation—Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting, which expands the scope of Topic 718 to include share-based payment transactions for acquiring goods and services from nonemployees. ASU 2018-07 is effective for nonpublic business entities in fiscal years beginning after December 15, 2019, and interim periods within annual periods beginning after December 15, 2020. Early adoption is permitted. The Company is still evaluating the impact of this amendment on its consolidated financial statements.

In November 2016, the FASB issued Accounting ASU No. 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash, which provides guidance on the presentation of restricted cash or restricted cash equivalents in the statement of cash flows. Accordingly, restricted cash or restricted cash equivalents should be included with cash and cash equivalents when reconciling the total amounts shown on the statement of cash flows at the beginning and at the end of period. ASU 2016-18 is effective for nonpublic business entities in fiscal years beginning after December 15, 2018, and interim periods within annual periods beginning after December 15, 2019. Early adoption is permitted. The Company plans to retrospectively adopt this ASU in its annual consolidated financial statements for the year ending June 30, 2020. The adoption of this ASU will change the presentation and classification of corporate restricted cash and restricted cash and cash equivalents included in funds held for customers on its consolidated statements of cash flows.

In August 2016, the FASB issued ASU No. 2016-15, Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments, which addresses the classification of certain specific cash flow issues including debt prepayment or extinguishment costs, settlement of certain debt instruments, contingent consideration payments made after a business combination, proceeds from the settlement of certain insurance claims, distributions received from equity method investees, beneficial interests in securitization transactions and the application of the predominance principle on separately identifiable cash flows. ASU 2016-15 is effective for nonpublic business entities in fiscal years beginning after December 15, 2018, and interim periods within annual periods beginning after December 15, 2019. Early adoption is permitted. The Company plans to retrospectively adopt this ASU in its annual consolidated financial statements for the year ending June 30, 2020. The Company has not yet determined the impact the adoption of this ASU will have on its consolidated statements of cash flows.

In June 2016, the FASB issued ASU 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, which requires that credit losses on financial assets, such as trade receivables and available-for-sale debt securities, be recognized as allowance for losses. Credit losses on trade and other receivables will reflect the current estimate of the expected credit losses that generally will result in the earlier recognition of allowances for losses. Credit losses on available-for-sale debt securities with unrealized losses will be recognized as allowances for credit losses limited to the amount by which fair value is below amortized cost. Topic 326 was subsequently amended by ASU No. 2019-10, Financial Instruments—Credit Losses (Topic 326), Derivatives and Hedging (Topic 815) and Leases (Topic 842) Effective Dates. ASU 2016-13 is effective for nonpublic business entities in fiscal years beginning after December 15, 2022, and interim periods within those fiscal years. Early adoption is permitted. The Company is still evaluating the impact of this amendment on its consolidated financial statements.

Confidential Treatment Requested by Bill.com Holdings, Inc.

Pursuant to 17 C.F.R Section 200.83

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842), which requires lessees to recognize leases on-balance sheet and disclose key information about leasing arrangements. Topic 842 was subsequently amended by ASU 2018-10, Codification Improvements to Topic 842, Leases, ASU 2018-11, Leases (Topic 842): Targeted Improvements, and ASU No. 2019-10, Financial Instruments—Credit Losses (Topic 326), Derivatives and Hedging (Topic 815) and Leases (Topic 842) Effective Dates. The new standard establishes a right-of-use model that requires a lessee to recognize a right-of-use (ROU) asset and lease liability on the balance sheet for all leases with a term longer than 12 months. Leases will be classified as finance or operating, with classification affecting the pattern and classification of expense recognition in the income statement. ASU 2016-02 is effective for nonpublic business entities in fiscal years beginning after December 15, 2020, and interim periods within annual periods beginning after December 15, 2021. Early adoption is permitted. The Company is still evaluating the impact of this amendment on its consolidated financial statements.

NOTE 2—REVENUE, PERFORMANCE OBLIGATIONS, DEFERRED REVENUE AND DEFERRED COSTS

The Company generates revenue from two primary sources: (1) subscription and transaction fees and (2) interest on funds held for customers. The Company’s customers include small and midsize businesses (SMB), accounting firms and financial institutions. The Company’s subscription and transaction fees are disaggregated by customer category and consisted of the following (in thousands):

	Three months ended March 31,		Nine months ended March 31,
	2019	2020	2019	2020
Small-to-midsize business and accounting firm customers	$19,537	$33,356	$53,958	$89,789
Financial institution customers	2,575	2,736	6,768	7,815

Total subscription and transaction fees	$22,112	$36,092	$60,726	$97,604

Remaining performance obligations with financial Institutions

As of March 31, 2020, the aggregate amount of transaction price allocated to performance obligations that are unsatisfied (or partially unsatisfied) was $43.7 million. Of this amount, the Company expects to recognize $7.5 million within one year and $36.2 million thereafter.

Deferred revenue

Subscription and transaction fees from customers with which the Company has annual or multi-year contracts are generally billed in advance. These fees are initially recorded as deferred revenue and subsequently recognized as revenue as the performance obligation is satisfied. Deferred revenue is shown as current or non-current in the condensed consolidated balance sheets. The current portion of the deferred revenue was $3.5 million and $6.1 million as of June 30, 2019 and March 31, 2020, respectively. The non-current portion of the deferred revenue was $1.8 million and $2.1 million as of June 30, 2019 and March 31, 2020, respectively. During the three and nine months ended March 31, 2019, the Company recognized $0.5 million and $2.7 million, respectively, of revenue that was included in the deferred revenue balance as of June 30, 2018. During the three and nine months ended March 31, 2020, the Company recognized $1.7 million and $4.4 million, respectively, of revenue that was included in the deferred revenue balance as of June 30, 2019.

Deferred costs

Deferred costs consist of (i) deferred sales commissions that are incremental costs of obtaining customer contracts and (ii) deferred service costs, primarily direct payroll costs, for implementation

Confidential Treatment Requested by Bill.com Holdings, Inc.

Pursuant to 17 C.F.R Section 200.83

services provided to customers prior to the launching of the Company’s products for general availability (go-live) to customers. Sales commissions paid on renewals are not material and not commensurate with sales commissions paid on the initial contract. Deferred sales commissions are amortized ratably over four to six years, taking into consideration the initial contract term and expected renewal periods. Deferred service costs are amortized ratably over the estimated benefit period of the capitalized costs starting on the go-live date of the service. Deferred costs consisted of the following as of the dates presented (in thousands):

	June 30,	March 31,
	2019	2020
Deferred sales commissions:
Current	$1,674	$2,440
Non-current	3,069	4,169

Total deferred sales commissions	$4,743	$6,609

Deferred service costs:
Current	$755	$669
Non-current	2,173	2,002

Total deferred service costs	$2,928	$2,671

The current portion of deferred costs is included in prepaid expenses and other current assets and the non-current portion is included in other assets in the accompanying condensed consolidated balance sheets.

NOTE 3—FAIR VALUE MEASUREMENT

The Company measures and reports its cash equivalents, short-term investments, funds held for customers that are invested in money market funds and marketable debt securities, and redeemable convertible preferred stock warrant liabilities at fair value. Fair value is defined as the exchange price that would be received for an asset or an exit price paid to transfer a liability in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs.

The fair value hierarchy defines a three-level valuation hierarchy for disclosure of fair value measurements as follows:

Level 1—Inputs are unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2—Inputs other than quoted prices included within Level 1 that are observable, unadjusted quoted prices in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the related assets or liabilities.

Level 3—Unobservable inputs that are supported by little or no market activity for the related assets or liabilities and typically reflect management’s estimate of assumptions that market participants would use in pricing the assets or liabilities.

In determining fair value, the Company utilizes quoted market prices, or valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible, and also considers counterparty credit risk in its assessment of fair value.

Confidential Treatment Requested by Bill.com Holdings, Inc.

Pursuant to 17 C.F.R Section 200.83

The following tables set forth the fair value of assets and liabilities that were measured at fair value on a recurring basis based on the three-tier fair value hierarchy as of the dates presented (in thousands):

	June 30, 2019
	Level 1	Level 2	Level 3	Total
Assets
Cash equivalents:
Money market funds	$13,718	$-	$-	$13,718

	13,718	-	-	13,718

Short-term investments:
U.S. treasury securities	64,758	-	-	64,758
Corporate bonds	-	4,787	-	4,787
Asset-backed securities	-	2,424	-	2,424

	64,758	7,211	-	71,969

Funds held for customers:
Restricted cash equivalents	424,219	-	-	424,219
Corporate bonds	-	302,070	-	302,070
Certificates of deposit	-	105,377	-	105,377
U.S. treasury securities	30,960	-	-	30,960

	455,179	407,447	-	862,626

Total assets measured at fair value	$533,655	$414,658	$-	$948,313

Liabilities
Redeemable convertible preferred stock warrant liabilities	$-	$-	$688	$688

Total liabilities measured at fair value	$-	$-	$688	$688

	March 31, 2020
	Level 1	Level 2	Level 3	Total
Assets
Cash equivalents:
Money market funds	$42,608	$-	$-	$42,608
Corporate bonds	-	5,583	-	5,583

	42,608	5,583	-	48,191

Short-term investments:
U.S. treasury securities	28,373	-	-	28,373
Corporate bonds	-	99,492	-	99,492
Asset-backed securities	-	25,973	-	25,973

	28,373	125,465	-	153,838

Funds held for customers:
Restricted cash equivalents	362,029	80,271	-	442,300
Corporate bonds	-	469,071	-	469,071
Certificates of deposit	-	78,714	-	78,714
U.S. treasury securities	19,419	-	-	19,419

	381,448	628,056	-	1,009,504

Total assets measured at fair value	$452,429	$759,104	$-	$1,211,533

Confidential Treatment Requested by Bill.com Holdings, Inc.

Pursuant to 17 C.F.R Section 200.83

There were no transfers of financial instruments between Level 1, Level 2, and Level 3 during the periods presented.

The fair values of the Company’s Level 1 instruments were derived from quoted market prices and active markets for these specific instruments.

The valuation techniques used to measure the fair values of Level 2 instruments were derived from non-binding market consensus prices that were corroborated with observable market data, quoted market prices for similar instruments, or pricing models.

The fair value measurement of the redeemable convertible preferred stock warrant liabilities as of June 30, 2019 was based on significant inputs not observed in the market and thus represents a Level 3 measurement. The Company estimated the fair value of the liability using the Black-Scholes option-pricing model and any change in fair value is recognized as either gain or loss and included in other income, net in the accompanying condensed consolidated statements of operations.

Immediately upon the completion of the Company’s IPO, all warrants to purchase shares of redeemable convertible preferred stock were converted into warrants to purchase shares of common stock. As a result, the fair value of the redeemable convertible preferred stock warrant liabilities was reclassified to additional paid-in capital.

The table below sets forth a summary of the changes in the fair value of Level 3 financial liabilities as of and for the periods presented (in thousands):

	Three months ended March 31,	Nine months ended March 31,
	2019	2019	2020
Fair value, beginning of period	$358	$663	$688
Change in fair value	166	155	717
Reclassification to additional paid-in capital	-	-	(1,405)
Forfeiture of warrants	-	(294)	-

Fair value, end of period	$524	$524	$-

The key inputs used in the Black-Scholes option-pricing model to measure the fair value of Level 3 financial liabilities as of June 30, 2019 were as follows:

Expected term (in years)	0.57
Expected volatility	51.0%
Risk-free interest rate	2.0%
Expected dividend yield	0%

NOTE 4—SHORT-TERM INVESTMENTS

Short-term investments consisted of the following as of the dates presented (in thousands):

	June 30, 2019
	Amortized cost	Gross unrealized gains	Fair value
U.S. treasury securities	$64,683	$75	$64,758
Corporate bonds	4,787	-	4,787
Asset-backed securities	2,424	-	2,424

	$71,894	$75	$71,969

Confidential Treatment Requested by Bill.com Holdings, Inc.

Pursuant to 17 C.F.R Section 200.83

	March 31, 2020
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Corporate bonds	$100,034	$29	$(571)	$99,492
U.S. treasury securities	28,193	180	-	28,373
Asset-backed securities	26,054	24	(105)	25,973

	$154,281	$233	$(676)	$153,838

The amortized cost and fair value amounts include accrued interest receivable of $0.2 million and $0.5 million as of June 30, 2019 and March 31, 2020, respectively.

As of June 30, 2019, 100% of our investments in marketable debt securities mature within one year. As of March 31, 2020, approximately 81% and 19% of our investments in marketable debt securities mature within one year and after one year through two years, respectively.

The following table presents gross unrealized losses and fair values for those investments that were in an unrealized loss position as of March 31, 2020 (in thousands):

	March 31, 2020
	Fair value	Unrealized losses
Corporate bonds	$51,296	$(571)
Asset-backed securities	18,270	(105)

Total	$69,566	$(676)

Investments with unrealized losses have been in a continuous unrealized loss position for less than 12 months. The Company does not intend to sell the investments and it is not likely that the Company will be required to sell the investments before recovery of their amortized cost bases, which may be at maturity. Therefore, the Company does not consider those unrealized investment losses as other-than-temporary impairment of the investments. There have been no significant realized gains or losses on the short-term investments during the three or nine months ended March 31, 2019 and 2020.

NOTE 5—FUNDS HELD FOR CUSTOMERS

Funds held for customers consisted of the following as of the dates presented (in thousands):

	June 30, 2019	March 31, 2020
Restricted cash and other receivables	$470,971	$346,327
Restricted cash equivalents	424,219	442,300
Corporate bonds	302,070	469,071
Certificates of deposit	105,377	78,714
U.S. treasury securities	30,960	19,419

Total funds held for customers	1,333,597	1,355,831
Less—income earned by the Company included in other current assets	(4,291)	(2,279)

Total funds held for customers, net of income earned by the Company	$1,329,306	$1,353,552

Income earned by the Company that is included in other current assets represents interest income, accretion of discount (offset by amortization of premium), and net unrealized gains on customer funds that were invested in money market funds and short-term marketable debt securities.

Confidential Treatment Requested by Bill.com Holdings, Inc.

Pursuant to 17 C.F.R Section 200.83

Earnings from these investments are contractually earned by the Company and are expected to be transferred into the Company’s corporate deposit account upon sale or settlement of the associated investment.

Below is a summary of the fair value of funds held for customers that were invested in short-term marketable debt securities as of the dates presented (in thousands):

	June 30, 2019
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Corporate bonds	$301,755	$327	$(12)	$302,070
Certificates of deposit	105,297	81	(1)	105,377
U.S. treasury securities	30,927	33	—	30,960

Total	$437,979	$441	$(13)	$438,407

	March 31, 2020
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Corporate bonds	$469,504	$505	$(938)	$469,071
Certificates of deposit	78,753	97	(136)	78,714
U.S. treasury securities	19,238	181	—	19,419

Total	$567,495	$783	$(1,074)	$567,204

The amortized cost and fair value amounts include accrued interest receivable of $1.9 million and $2.4 million as of June 30, 2019 and March 31, 2020, respectively.

As of June 30, 2019, 100% of our funds held for customers that were invested in short-term marketable debt securities mature within one year. As of March 31, 2020, approximately 99% and 1% of our funds held for customers that were invested in short-term marketable debt securities mature within one year and after one year through two years, respectively.

The following tables present gross unrealized losses and fair values for those investments that were in an unrealized loss position as of the dates presented (in thousands):

	June 30, 2019
	Fair value	Unrealized losses
Corporate bonds	$46,065	$(12)
Certificates of deposit	12,027	(1)

Total	$58,092	$(13)

	March 31, 2020
	Fair value	Unrealized losses
Corporate bonds	$235,152	$(938)
Certificates of deposit	33,966	(136)

Total	$269,118	$(1,074)

Confidential Treatment Requested by Bill.com Holdings, Inc.

Pursuant to 17 C.F.R Section 200.83

Investments with unrealized losses have been in a continuous unrealized loss position for less than 12 months. The Company does not intend to sell the investments and it is not likely that the Company will be required to sell the investments before recovery of their amortized cost bases, which may be at maturity. Therefore, the Company does not consider those unrealized investment losses as other-than-temporary impairment of the investments. There have been no significant realized gains or losses on funds held for customers that were invested in short-term marketable debt securities during the three or nine months ended March 31, 2019 and 2020.

NOTE 6—SIGNIFICANT BALANCE SHEET COMPONENTS

Property and equipment—Property and equipment consisted of the following as of the dates presented (in thousands):

	June 30,	March 31,
	2019	2020
Computers, software and equipment	$10,341	$10,919
Capitalized software	3,387	3,876
Furniture and fixtures	1,859	3,116
Leasehold improvements	2,435	9,076

Property and equipment, gross	18,022	26,987
Less: accumulated depreciation and amortization	(11,465)	(14,670)

Property and equipment, net	$6,557	$12,317

Depreciation and amortization expense was $0.8 million and $2.4 million, during the three and nine months ended March 31, 2019, respectively, and $1.1 million and $3.2 million during the three and nine months ended March 31, 2020, respectively.

Other accrued and current liabilities—Other accrued and current liabilities consisted of the following as of the dates presented (in thousands):

	June 30,	March 31,
	2019	2020
Accrued sales and use tax	$2,881	$4,941
Deferred rent and lease incentives	494	1,189
Accrued license fees	131	454
Non-sufficient funds reserve	147	407
Current portion of a long-term payable for a purchase of software	512	393
Other	2,391	3,510

Total	$6,556	$10,894

NOTE 7—BANK BORROWINGS

On June 28, 2019, the Company entered into a Senior Secured Credit Facilities Credit Agreement (Senior Facilities Agreement) with Silicon Valley Bank for a revolving credit facility of up to $50.0 million (Total Commitment), which amount may be increased by up to $25.0 million upon request and subject to conditions. On August 15, 2019, Silicon Valley Bank assigned $20.0 million of the Total Commitment to JPMorgan Chase Bank. Under the Senior Facilities Agreement, Bill.com, LLC is the borrower and Bill.com Holdings, Inc. is the guarantor. The Senior Facilities Agreement expires on June 28, 2022. Concurrent with the closing of the Senior Facilities Agreement on June 28, 2019, the Amended and Restated Loan and Security Agreement entered into in October 2017 with Silicon Valley Bank was terminated.

Confidential Treatment Requested by Bill.com Holdings, Inc.

Pursuant to 17 C.F.R Section 200.83

Borrowings under the Senior Facilities Agreement are subject to a borrowing base. In addition, borrowings under the Senior Facilities Agreement are subject to interest at a rate per annum determined as follows: (a) Eurodollar loans shall bear interest at a rate per annum equal to the Eurodollar rate, plus the applicable margin of 1.75% or 2.75% depending on the Company’s cash balance (Eurodollar rate is calculated based on the ratio of Eurodollar Base Rate, which is determined by reference to ICE Benchmark Administration London Interbank Offered Rate over the Eurocurrency Reserve Requirements, but not less than 0%), or (b) Alternate Base Rate (ABR) loans shall bear interest at a rate per annum equal to the ABR, minus the applicable margin of 0.25% or 1.25%, depending on the Company’s cash balance (ABR is equal to the highest of the (i) prime rate, (ii) Federal Funds effective rate plus 0.50%, and (iii) Eurodollar rate plus 1.25%).

The Senior Facilities Agreement requires the Company to comply with certain restricted covenants. As of June 30, 2019 and March 31, 2020, the Company was in compliance with the loan covenants. Borrowings under the Senior Facilities are secured by substantially all of the Company’s assets, and are fully and unconditionally guaranteed by Bill.com Holdings, Inc. Available funds under the Company’s Senior Facilities Agreement, after deducting the line of credit borrowings of $2.3 million and letter of credit utilization totaling $6.9 million, was $40.8 million as of March 31, 2020. The interest rate on the line of credit borrowings was 2.0% per annum as of as of March 31, 2020.

NOTE 8—STOCKHOLDERS’ EQUITY

Equity Incentive Plans

On November 26, 2019, the Company’s board of directors approved the 2019 Equity Incentive Plan (2019 EIP), which became effective on the date immediately prior to the date on which the Company’s Registration Statement on Form S-1 was declared effective by the SEC. Awards granted under the 2019 EIP may include stock options, restricted stock units (RSUs), or restricted stock awards, as determined by the Company’s board of directors.

Stock Options

During the nine months ended March 31, 2020, the Company granted an aggregate of 2,738,740 shares of stock options, with weighted average exercise prices of $15.12 per share. There were no stock option grants during the three months ended March 31, 2020. The fair value of options granted before the closing of the IPO was estimated at the date of grant using the Black-Scholes option-pricing model with the following assumptions: (i) expected term of 6.25 years, (ii) expected volatility of 50%, (iii) risk-free interest rate range of 1.59% to 1.88% and (iv) expected dividend yield of 0%.

As of March 31, 2020, the total unamortized stock-based compensation expense related to the unvested stock options was $26.9 million, which the Company expects to recognize over a weighted-average period of 3.0 years.

Restricted Stock Units

In February 2020, the Company began issuing RSUs to certain employees and nonemployee board members under the 2019 EIP. During the three months ended March 31, 2020, the Company granted an aggregate of 193,035 RSUs with a weighted grant-date fair value of $51.61 per unit. The fair value of the RSUs was estimated based upon the market closing price of the Company’s common stock on the date of grant. The RSUs vest over the requisite service period, which range between 1 year and 4 years from the date of grant, subject to the continued employment of the employees and services of the nonemployee board members.

Confidential Treatment Requested by Bill.com Holdings, Inc.

Pursuant to 17 C.F.R Section 200.83

As of March 31, 2020, the total unamortized stock-based compensation expense related to the unvested RSUs was $9.3 million, which the Company expects to amortize over a weighted-average period of 3.5 years.

2019 Employee Stock Purchase Plan

On November 26, 2019, the Company’s board of directors approved the 2019 Employee Stock Purchase Plan (ESPP), which became effective on the date the Company’s Registration Statement on Form S-1 was declared effective by the SEC. The ESPP is intended to qualify under Section 423 of the Internal Revenue Code of 1986 (as amended) and will provide eligible employees a means to acquire shares of common stock through payroll deductions. Under the ESPP, the Company initially reserved for issuance 1,400,000 shares of common stock, which will increase automatically on July 1 of each fiscal year during the term of the ESPP by the number of shares equal to 1% of the total number of shares of common stock and preferred stock (on as-converted basis) outstanding as of the immediately preceding June 30th, unless the board of directors elects to authorize a lesser number of shares; provided, that, the total number of shares issued under the ESPP may not exceed 14,000,000 shares of common stock.

The ESPP provides for consecutive offering periods during which eligible employees can participate in the ESPP and be granted the right to purchase shares. The first business day of each offering period is the offering date. No offering period may last more than 27 months. Each offering period is comprised of two six-month purchase periods. The initial offering period of the ESPP started on December 11, 2019, which is the effective date of the ESPP, and will end on February 14, 2021, with two purchase periods on August 14, 2020 and February 14, 2021. Thereafter, a new 12-month offering period will commence on each subsequent February 15th and August 15th (or if such date is not a business day, then on the business day immediately following such date), with each such offering period consisting of two separate 6-month purchase periods ending on August 14th and February 14th, respectively. Eligible employees can contribute up to 15% of their eligible compensation, subject to limitation as provided for in the ESPP, and purchase the common stock at a purchase price per share equal to 85% of the lesser of the fair market value of the common stock on (i) the offering date or (ii) the purchase date.

The fair value of ESPP offerings during the nine months ended March 31, 2020 was estimated at the date of each offering using the Black-Scholes option-pricing model with the following assumptions: (i) expected term range of 0.5 year to 1.17 years, (ii) expected volatility of 50%, (iii) risk-free interest rate range of 1.47% to 1.56% and (iv) expected dividend yield of 0%.

As of March 31, 2020, the total unrecognized compensation expense related to the ESPP was $2.9 million, which is expected to be amortized over the next 12 months.

Confidential Treatment Requested by Bill.com Holdings, Inc.

Pursuant to 17 C.F.R Section 200.83

Stock Based Compensation Expense

Stock-based compensation expense from stock options, RSUs and ESPP was included in the following line items in the accompanying condensed consolidated statements of operations during the periods presented (in thousands):

	Three months ended March 31,		Nine months ended March 31,
	2019	2020	2019	2020
Cost of revenue	$93	$422	$205	$781
Research and development	379	1,466	731	3,221
Sales and marketing	299	767	586	1,643
General and administrative	605	2,430	1,055	4,791

Total	$1,376	$5,085	$2,577	$10,436

Stock Warrants

The Company has an agreement with a customer to issue warrants for up to 5.6 million shares of the Company’s common stock at an exercise price of $4.50 per share over a period of five years, ending in September 2023. Issuance of the warrants is contingent upon certain performance conditions and subject to certain limits. As of March 31, 2020, there were no warrants issued or issuable under this agreement. The Company has concluded that the performance conditions for the issuance of this warrant are not probable of being met.

NOTE 9—OTHER INCOME, NET

Other income, net consisted of the following for the periods presented (in thousands):

	Three months ended March 31,		Nine months ended March 31,
	2019	2020	2019	2020
Interest income	$1,043	$1,417	$2,093	$3,307
Interest expense	(142)	(23)	(451)	(198)
Revaluation of warrant liabilities and forfeiture of warrants	(166)	-	128	(717)
Other	(1)	3	(33)	4

Total	$734	$1,397	$1,737	$2,396

NOTE 10—INCOME TAXES

The Company’s provision for (benefit from) income taxes during the interim periods is determined using an estimate of the Company’s annual effective tax rate, which is adjusted for certain discrete tax items during the interim period. The Company’s effective tax rate differs from the Federal statutory rate primarily due to the change in valuation allowance related mainly to the Company’s net operating loss carryforwards and research and development credits.

The benefit from income taxes during the nine months ended March 31, 2019 pertains primarily to the income tax benefit that is reported on the condensed consolidated statements of operations and is offset against the income tax on the unrealized gain on investments in available-for-sale securities that is shown on the condensed consolidated statements of comprehensive loss. The provision for income taxes during the nine months ended March 31, 2020 pertains primarily to state income taxes.

Confidential Treatment Requested by Bill.com Holdings, Inc.

Pursuant to 17 C.F.R Section 200.83

NOTE 11—COMMITMENTS AND CONTINGENCIES

Operating leases

The Company leases office space under non-cancelable operating lease agreements, which include an 11-year lease of the Company’s future principal executive offices that was entered into in December 2019. These operating leases expire through April 2031.

Rent expense is recognized on a straight-line basis over the lease term. Rent expense was $0.6 million and $1.6 million during the three and nine months ended March 31, 2019, respectively, and $1.7 million and $3.3 million, during the three and nine months ended March 31, 2020, respectively.

Future minimum lease payments under non-cancelable leases as of March 31, 2020 are as follows (in thousands):

Fiscal years ending June 30:	Amount
Remainder of 2020	$674
2021	1,633
2022	6,768
2023	6,973
2024	7,179
Thereafter	50,547

Total	$73,774

Other agreements

The Company has a ten-year strategic partnership agreement with a third party to market and promote the Company’s online bill payment products that expires in June 2027. The expense recognized under this agreement, which is included in sales and marketing expenses in the accompanying condensed consolidated statements of operations, was $0.6 million and $1.7 million during the three and nine months ended March 31, 2019, respectively, and $0.5 million and $1.5 million during the three and nine months ended March 31, 2020, respectively.

The Company purchased a software license and maintenance and support services from a vendor that are payable on an installment basis through August 2021 under a non-cancellable service agreement.

Future payments under these agreements are as follows as of March 31, 2020 (in thousands).

Fiscal years ending June 30:	Amount
Remainder of 2020	$750
2021	3,000
2022	2,000
2023	2,000
2024	2,000
Thereafter	5,500

Total	$15,250

Confidential Treatment Requested by Bill.com Holdings, Inc.

Pursuant to 17 C.F.R Section 200.83

Litigation

From time to time, the Company is involved in lawsuits, claims, investigations, and proceedings that arise in the ordinary course of business. The Company records a provision for a liability when management believes that it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated. As of March 31, 2020, the estimate of the provision for litigation liability is immaterial. The Company reviews these provisions periodically and adjusts these provisions to reflect the impact of negotiations, settlements, rulings, advice of legal counsel, and other information and events pertaining to a particular case. Litigation is inherently unpredictable.

NOTE 12—NET LOSS PER SHARE ATTRIBUTABLE TO COMMON STOCKHOLDERS

The following table presents the calculation of basic and diluted net loss per share attributable to common stockholders (in thousands, except per share amounts):

	Three months ended March 31,		Nine months ended March 31,
	2019	2020	2019	2020
Numerator:
Net loss attributable to common stockholders	$(2,034)	$(8,319)	$(2,816)	$(21,593)

Denominator:
Weighted-average shares used to compute net loss per share attributable to common stockholders
Basic and diluted	7,946	72,379	7,701	34,167

Net loss per share attributable to common stockholders:
Basic and diluted	$(0.26)	$(0.11)	$(0.37)	$(0.63)

For periods the Company is in a loss position, basic net loss per share attributable to common shareholders is the same as diluted net loss per share attributable to common shareholders. Potentially dilutive securities, which were excluded from the diluted net loss per share calculations because they would have been antidilutive were as follows as of the dates presented (in thousands):

	March 31,
	2019	2020
Stock options	6,458	11,706
Restricted stock units	—	192
Warrants to purchase common stock	23	62
Convertible redeemable preferred stock	51,344	—
Warrants to purchase redeemable convertible preferred stock	64	—

Total	57,889	11,960

Confidential Treatment Requested by Bill.com Holdings, Inc.

Pursuant to 17 C.F.R Section 200.83

Confidential Treatment Requested by Bill.com Holdings, Inc.

Pursuant to 17 C.F.R Section 200.83

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

The following table sets forth all costs and expenses to be paid by us, other than underwriting discounts and commissions, in connection with the sale of the common stock being registered hereby. All amounts shown are estimates except for the Securities Exchange Commission (SEC) registration fee and Financial Industry Regulatory Authority (FINRA) filing fee:

Amount Paid or to be Paid
SEC registration fee	$	*
FINRA filing fee		*
NYSE listing fee		*
Printing and engraving expenses		*
Legal fees and expenses		*
Accounting fees and expenses		*
Transfer agent and registrar fees and expenses		*
Miscellaneous expenses		*

Total	$	*

*	To be provided by amendment.

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Section 145 of the Delaware General Corporation Law (DGCL), authorizes a court to award, or a corporation’s board of directors to grant, indemnity to directors and officers under certain circumstances and subject to certain limitations. The terms of Section 145 of the DGCL are sufficiently broad to permit indemnification under certain circumstances for liabilities, including reimbursement of expenses incurred, arising under the Securities Act of 1933, as amended (the Securities Act).

As permitted by the DGCL, the Registrant’s restated certificate of incorporation contains provisions that eliminate the personal liability of its directors for monetary damages for any breach of fiduciary duties as a director, except liability for the following:

•	any breach of the director’s duty of loyalty to the Registrant or its stockholders;

•	acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

•	under Section 174 of the DGCL (regarding unlawful dividends and stock purchases); or

•	any transaction from which the director derived an improper personal benefit.

As permitted by the DGCL, the Registrant’s restated bylaws provide that:

•	the Registrant is required to indemnify its directors and executive officers to the fullest extent permitted by the DGCL, subject to very limited exceptions;

•	the Registrant may indemnify its other employees and agents as set forth in the DGCL;

•

the Registrant is required to advance expenses, as incurred, to its directors and executive officers in connection with a legal proceeding to the fullest extent permitted by the DGCL, subject to very limited exceptions; and

•	the rights conferred in the restated bylaws are not exclusive.

Confidential Treatment Requested by Bill.com Holdings, Inc.

Pursuant to 17 C.F.R Section 200.83

The Registrant has entered into indemnification agreements with each of its current directors and executive officers to provide these directors and executive officers additional contractual assurances regarding the scope of the indemnification set forth in the Registrant’s restated certificate of incorporation and restated bylaws, and to provide additional procedural protections. There is no pending litigation or proceeding involving a director or executive officer of the Registrant for which indemnification is sought. The indemnification provisions in the Registrant’s restated certificate of incorporation, restated bylaws, and the indemnification agreements entered into between the Registrant and each of its directors and executive officers may be sufficiently broad to permit indemnification of the Registrant’s directors and executive officers for liabilities arising under the Securities Act.

The Registrant currently carries liability insurance for its directors and officers.

Certain of the Registrant’s directors are also indemnified by their employers with regard to service on the Registrant’s board of directors.

In addition, the underwriting agreement filed as Exhibit 1.1 to this registration statement provides for indemnification by the underwriters of the Registrant and its officers and directors for certain liabilities arising under the Securities Act, or otherwise.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES.

From May 31, 2017 through May 31, 2020, the Registrant has issued and sold the following securities:

1.

The Registrant granted stock options to employees, directors, and other service providers to purchase an aggregate of 9,951,653 shares of common stock under its 2016 Equity Incentive Plan, with per share exercise prices ranging from $4.08 to $17.64, and has issued 1,825,594 shares of common stock upon exercise of stock options under its 2016 Plan.

2.	The Registrant has issued 1,655,399 shares of common stock upon exercise of stock options under its 2006 Equity Incentive Plan.

3.

Between December 2018 and February 2019, the Registrant issued an aggregate of 5,303,344 shares of the Registrant’s Series H redeemable convertible preferred stock at a purchase price of approximately $16.6154 per share for an aggregate purchase price of approximately $88.1 million to 19 purchasers that each represented to the Registrant that it was an accredited investor.

4.

Between June and December 2017, the Registrant issued an aggregate of 8,445,940 shares of the Registrant’s Series G redeemable convertible preferred stock at a purchase price of approximately $9.768 per share for an aggregate purchase price of approximately $82.5 million to 23 purchasers that each represented to the Registrant that it was an accredited investor.

5.	In April 2019, the Registrant issued a warrant to purchase up to an aggregate of 25,000 shares of common stock at an exercise price of $8.76 per share.

6.	In March 2019, the Registrant issued a warrant to purchase up to an aggregate of 15,000 shares of common stock at an exercise price of $4.18 per share.

7.	In August 2018, the Registrant issued a warrant to purchase up to an aggregate of 22,500 shares of common stock at an exercise price of $5.26 per share.

Confidential Treatment Requested by Bill.com Holdings, Inc.

Pursuant to 17 C.F.R Section 200.83

Unless otherwise stated, the sales of the above securities were deemed to be exempt from registration under the Securities Act in reliance upon Section 4(a)(2) of the Securities Act (or Regulation D or Regulation S promulgated thereunder), or Rule 701 promulgated under Section 3(b) of the Securities Act as transactions by an issuer not involving any public offering or pursuant to benefit plans and contracts relating to compensation as provided under Rule 701. The recipients of the securities in each of these transactions represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were placed upon the stock certificates issued in these transactions.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

(a) Exhibits.

Exhibit Number	Description of Document	Incorporated by Reference			Filed Herewith
		Form	Date	Number

1.1	Form of Underwriting Agreement.*

3.1	Restated Certificate of Incorporation.	10-Q	02/11/2020	3.1

3.2	Restated Bylaws.	10-Q	02/11/2020	3.2

4.1	Form of Common Stock certificate.	S-1/A	12/2/2019	4.1

4.2	Tenth Amended and Restated Investors’ Rights Agreement, dated December 21, 2018, by and among the Registrant and certain security holders of the Registrant, as amended.	S-1	11/15/2019	4.2

4.3	Warrant to Purchase Common Stock, dated August 2, 2018, by and between the Registrant and Kindred Partners, LLC.	S-1	11/15/2019	4.3

4.4	Warrant to Purchase Common Stock, dated March 4, 2019, by and between the Registrant and Cole Capital, LLC.	S-1	11/15/2019	4.4

4.7	Warrant to Purchase Common Stock, dated April 4, 2019, by and between the Registrant and Riviera Partners Investments LLC.	S-1	11/15/2019	4.7

5.1	Opinion of Fenwick & West LLP.*

10.1†	Form of Indemnification Agreement.	S-1	11/15/2019	10.1

10.2†	2006 Equity Incentive Plan, as amended, and forms of equity agreements thereunder.	S-1	11/15/2019	10.2

10.3†	2016 Equity Incentive Plan, as amended, and forms of equity agreements thereunder.	S-1	11/15/2019	10.3

10.4†	2019 Equity Incentive Plan, and forms of equity agreements thereunder.	S-1/A	12/2/2019	10.4

10.5†	2019 Employee Stock Purchase Plan, and forms of subscription agreement thereunder.	S-1/A	12/2/2019	10.5

Confidential Treatment Requested by Bill.com Holdings, Inc.

Pursuant to 17 C.F.R Section 200.83

Exhibit Number	Description of Document	Incorporated by Reference			Filed Herewith
		Form	Date	Number

10.6†	Form of Change in Control and Severance Agreement for executive officers.	S-1/A	12/2/2019	10.6

10.7†	Offer Letter, by and between the Registrant and René Lacerte.	S-1/A	12/2/2019	10.7

10.8†	Offer Letter, by and between the Registrant and John Rettig.	S-1/A	12/2/2019	10.8

10.9†	Offer Letter, by and between the Registrant and Bora Chung.	S-1/A	12/2/2019	10.9

10.10	Senior Secured Credit Facilities Agreement, dated June 28, 2019, by and between the Registrant and Silicon Valley Bank.	S-1	11/15/2019	10.10

10.11	Office Lease, dated December 2, 2013, as amended by that certain First Amendment to Office Lease dated February 29, 2016, that certain Second Amendment to Office Lease dated November 29, 2016 and that certain Third Amendment to Office Lease dated May 21, 2018, by and between the Registrant and EOSII Palo Alto Technology Center, LLC.	S-1	11/15/2019	10.11

10.12	Subordination, Nondisturbance and Attornment Agreement, dated March 30, 2017, by and among the Registrant, EOSII Palo Alto Technology Center, LLC and AXA Equitable Life Insurance Company.	S-1	11/15/2019	10.12

10.13	Office Lease, by and between the Registrant (as Tenant) and US ER America Center 4, LLC (as Landlord).	10-Q	2/11/2020	10.6

21.1	List of Subsidiaries of the Registrant.	S-1	11/15/2019	21.1

23.1	Consent of Ernst & Young LLP, independent registered public accounting firm.*

23.2	Consent of Fenwick & West LLP (included in Exhibit 5.1).*

24.1	Power of Attorney (included in the signature page to this Registration Statement on Form S-1).*

101.INS	XBRL Report Instance Document

101.SCH	XBRL Taxonomy Extension Schema Document

101.CAL	XBRL Taxonomy Calculation Linkbase Document

Confidential Treatment Requested by Bill.com Holdings, Inc.

Pursuant to 17 C.F.R Section 200.83

Exhibit Number	Description of Document	Incorporated by Reference			Filed Herewith
		Form	Date	Number

101.LAB	XBRL Taxonomy Label Linkbase Document

101.PRE	XBRL Presentation Linkbase Document

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document

†	Indicates management contract or compensatory plan.
*	To be filed by amendment.

(b) Financial Statement Schedules.

All financial statement schedules are omitted because the information called for is not required or is shown either in the consolidated financial statements or in the notes thereto.

ITEM 17. UNDERTAKINGS.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned Registrant hereby undertakes that:

(1)

For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)

For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Confidential Treatment Requested by Bill.com Holdings, Inc.

Pursuant to 17 C.F.R Section 200.83

SIGNATURES

Pursuant to the requirements of the Securities Act, the Registrant has duly caused this registration statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in Palo Alto, California, on the        day of        , 2020.

BILL.COM HOLDINGS, INC.

By:
René Lacerte Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints René Lacerte and John Rettig, and each of them, as his true and lawful attorneys-in-fact, proxies, and agents, each with full power of substitution, for him in any and all capacities, to sign any and all amendments to this registration statement (including post-effective amendments or any abbreviated registration statement and any amendments thereto filed pursuant to Rule 462(b) increasing the number of securities for which registration is sought), and to file the same, with all exhibits thereto and other documents in connection therewith, with the SEC, granting unto said attorneys-in-fact, proxies, and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully for all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact, proxies, and agents, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act, this registration statement on Form S-1 has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

René Lacerte	Chief Executive Officer and Director (Principal Executive Officer)	, 2020

John Rettig	Chief Financial Officer and Executive Vice President, Finance and Operations (Principal Financial and Accounting Officer)	, 2020

Steven Cakebread	Director	, 2020

David Chao	Director	, 2020

David Hornik	Director	, 2020

Brian Jacobs	Director	, 2020

Peter Kight	Director	, 2020

Confidential Treatment Requested by Bill.com Holdings, Inc.

Pursuant to 17 C.F.R Section 200.83

Signature	Title	Date

Thomas Mawhinney	Director	,2020

Allison Mnookin	Director	,2020

Rory O’Driscoll	Director	,2020

Steven Piaker	Director	,2020